TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 1
Management’s Discussion and Analysis
This Management’s Discussion and

Analysis (MD&A) is presented to enable

readers to assess material changes in

the financial condition and
operating results of TD Bank Group (“TD”

or the “Bank”) for the year ended

October 31, 2024, compared with the corresponding

period in the prior
year. This MD&A should be

read in conjunction with the audited Consolidated

Financial Statements and related Notes

for the year ended
October 31, 2024. This MD&A

is dated December 4, 2024. Unless otherwise

indicated, all amounts are expressed

in Canadian dollars and have been
primarily derived from the Bank’s annual Consolidated

Financial Statements prepared in accordance

with International Financial Reporting Standards
(IFRS) as issued by the International

Accounting Standards Board (IASB). Note

that certain comparative amounts have

been revised to conform with
the presentation adopted in the current period.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS 2 GROUP FINANCIAL CONDITION
Balance Sheet Review 40
SIGNIFICANT EVENTS 4 Credit Portfolio Quality 42
Capital Position 52
FINANCIAL RESULTS OVERVIEW
Securitization and Off-Balance Sheet

Arrangements
59
Net Income 14 Related Party Transactions 60
Revenue 15 Financial Instruments 61
Provision for Credit Losses 16
Expenses 17 RISK FACTORS AND MANAGEMENT
Taxes 18
Risk Factors that May Affect

Future Results
61
Quarterly Financial Information 19 Managing Risk 70
BUSINESS SEGMENT ANALYSIS
ACCOUNTING STANDARDS

AND POLICIES
Business Focus 21
Critical Accounting Policies

and Estimates
104
Canadian Personal and Commercial

Banking
23
Current and Future Changes in

Accounting Policies
108
U.S. Retail 27 Controls and Procedures 109
Wealth Management and Insurance 32
Wholesale Banking 35 ADDITIONAL FINANCIAL INFORMATION 110
Corporate 38
GLOSSARY 117
2023 FINANCIAL RESULTS OVERVIEW
Summary of 2023 Performance 39
Additional information relating to the Bank, including the Bank’s Annual Information Form, is available on the Bank’s website at http://www.td.com
, on SEDAR+

at
http://www.sedar.com , and
on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov

(EDGAR filers section).

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 2
Caution Regarding Forward-Looking

Statements
From time to time, the Bank (as defined in

this document) makes written and/or oral

forward-looking statements, including in this

document, in other filings with
Canadian regulators or the United States (U.S.)

Securities and Exchange Commission

(SEC), and in other communications. In addition,

representatives of the
Bank may make forward-looking statements

orally to analysts, investors, the

media, and others. All such statements are

made pursuant to the “safe harbour”
provisions of, and are intended to be forward-looking

statements under, applicable Canadian and U.S. securities

legislation, including the U.S. Private Securities
Litigation Reform Act of 1995. Forward-looking

statements include, but are not limited to,

statements made in this document, the

Management’s Discussion and
Analysis (“2024 MD&A”) in the Bank’s 2024 Annual

Report under the heading “Economic Summary

and Outlook”, under the headings “Key Priorities

for 2025” and
“Operating Environment and Outlook” for

the Canadian Personal and Commercial

Banking, U.S. Retail, Wealth Management

and Insurance, and Wholesale
Banking segments, and under the heading

“2024 Accomplishments and Focus for

2025” for the Corporate segment, and in other

statements regarding the Bank’s
objectives and priorities for 2025 and beyond and

strategies to achieve them, the regulatory

environment in which the Bank operates, and

the Bank’s anticipated
financial performance.

Forward-looking statements are typically identified

by words such as “will”, “would”, “should”,

“believe”, “expect”, “anticipate”, “intend”,

“estimate”, “plan”, “goal”,
“target”, “may”, and “could”. By their very

nature, these forward-looking statements

require the Bank to make assumptions

and are subject to inherent risks and
uncertainties, general and specific. Especially

in light of the uncertainty related

to the physical, financial, economic, political,

and regulatory environments, such
risks and uncertainties – many of which are

beyond the Bank’s control and the effects of which

can be difficult to predict – may cause actual

results to differ
materially from the expectations expressed

in the forward-looking statements.

Risk factors that could cause, individually or

in the aggregate, such differences include:

strategic, credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), operational

(including technology, cyber security, process, systems, data, third-party, fraud, infrastructure, insider and conduct),
model, insurance, liquidity, capital adequacy, legal and regulatory compliance (including financial crime), reputational, environmental and

social, and other risks.

Examples of such risk factors include general

business and economic conditions in

the regions in which the Bank operates (including

the economic, financial, and
other impacts of pandemics); geopolitical

risk; inflation, interest rates and recession

uncertainty; regulatory oversight and

compliance risk; risks associated with

the
Bank’s ability to satisfy the terms of the global resolution of the civil and criminal investigations into

the Bank’s U.S. BSA/AML program; the impact

of the global
resolution of the civil and criminal investigations

into the Bank’s U.S. BSA/AML program on the

Bank’s businesses, operations,

financial condition,

and reputation;
the ability of the Bank to execute on long-term

strategies, shorter-term key strategic priorities,

including the successful completion of

acquisitions and dispositions
and integration of acquisitions, the ability of

the Bank to achieve its financial or strategic

objectives with respect to its investments,

business retention plans, and
other strategic plans; the risk of large declines

in the value of Bank’s Schwab equity investment

and corresponding impact on TD’s market value;

technology and
cyber security risk (including cyber-attacks,

data security breaches or technology failures)

on the Bank’s technologies, systems and networks,

those of the Bank’s
customers (including their own devices),

and third parties providing services to

the Bank; data risk; model risk; fraud activity;

insider risk; conduct risk; the failure

of
third parties

to comply with their obligations to the Bank

or its affiliates, including relating to the care

and control of information, and other risks arising

from the
Bank’s use of third-parties; the impact of new and

changes to, or application of, current laws,

rules and regulations, including without limitation

consumer protection
laws and regulations, tax laws, capital guidelines

and liquidity regulatory guidance; increased

competition from incumbents and new entrants

(including Fintechs
and big technology competitors); shifts in

consumer attitudes and disruptive technology;

environmental and social risk (including

climate-related risk); exposure
related to litigation and regulatory matters; ability

of the Bank to attract, develop, and

retain key talent; changes in foreign exchange

rates, interest rates, credit
spreads and equity prices; downgrade, suspension

or withdrawal of ratings assigned by any rating

agency,

the value and market price of the Bank’s common
shares and other securities may be impacted

by market conditions and other factors;

the interconnectivity of Financial Institutions

including existing and potential
international debt crises; increased funding

costs and market volatility due to market illiquidity

and competition for funding; critical accounting

estimates and
changes to accounting standards, policies,

and methods used by the Bank; and the occurrence

of natural and unnatural catastrophic events

and claims resulting
from such events.

The Bank cautions that the preceding list is

not exhaustive of all possible risk factors and

other factors could also adversely affect the

Bank’s results. For more
detailed information, please refer to the “Risk

Factors and Management” section of

the 2024 MD&A, as may be updated in

subsequently filed quarterly reports to
shareholders and news releases (as

applicable) related to any events or transactions

discussed under the headings

“Significant Events” or “Significant and
Subsequent Events” in the relevant MD&A,

which applicable releases may be found on

www.td.com.

All such factors, as well as other uncertainties

and potential events, and the inherent

uncertainty of forward-looking statements,

should be considered carefully
when making decisions with respect

to the Bank. The Bank cautions readers not

to place undue reliance on the Bank’s forward-looking

statements. Material
economic assumptions underlying the

forward-looking statements contained in

this document are set out in the 2024 MD&A

under the headings

“Economic
Summary and Outlook” and “Significant Events”,

under the headings “Key Priorities

for 2025” and “Operating Environment and Outlook”

for the Canadian Personal
and Commercial Banking, U.S. Retail, Wealth

Management and Insurance, and Wholesale

Banking segments, and under the heading

“2024 Accomplishments
and Focus for 2025” for the Corporate segment,

each as may be updated in subsequently

filed quarterly reports to shareholders.

Any forward-looking statements contained

in this document represent the views of

management only as of the date hereof and

are presented for the purpose of
assisting the Bank’s shareholders and analysts in

understanding the Bank’s financial position,

objectives and priorities and anticipated financial

performance as at
and for the periods ended on the dates presented,

and may not be appropriate for other purposes.

The Bank does not undertake to update any

forward-looking
statements, whether written or oral, that

may be made from time to time by or on its behalf,

except as required under applicable securities

legislation.
This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors,

on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 3
TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except

where noted)
2024 2023
Results of operations
Total revenue – reported
1
$ 57,223 $ 50,690
Total revenue – adjusted
1,2
56,789 52,037
Provision for (recovery of) credit losses 4,253 2,933
Insurance service expenses (ISE)
1
6,647 5,014
Non-interest expenses – reported
1
35,493 29,855
Non-interest expenses – adjusted
1,2
29,148 26,517
Net income – reported
1
8,842 10,634
Net income – adjusted
1,2
14,277 14,995
Financial positions (billions of Canadian dollars)
Total loans net of allowance for loan losses $ 949.5 $ 895.9
Total assets
1
2,061.8 1,955.1
Total deposits 1,268.7 1,198.2
Total equity 115.2 112.1
Total risk-weighted assets (RWA)
3
630.9 571.2
Financial ratios
Return on common equity (ROE) – reported
1,4
8.2% 9.9%
Return on common equity – adjusted
1,2
13.6 14.2
Return on tangible common equity (ROTCE)
1,2,4
11.2 13.4
Return on tangible common equity – adjusted
1,2
18.0 18.7
Efficiency ratio – reported
1,4
62.0 58.9
Efficiency ratio – adjusted, net of ISE
1,2,4,5
58.1 56.4
Provision for (recovery of) credit losses

as a % of net average loans and acceptances
0.46 0.34
Common share information – reported

(Canadian dollars)
Per share earnings
1
Basic $ 4.73 $ 5.53
Diluted 4.72 5.52
Dividends per share 4.08 3.84
Book value per share
4
59.59 56.56
Closing share price
6
76.97 77.46
Shares outstanding (millions)

Average basic 1,758.8 1,822.5
Average diluted 1,760.0 1,824.4
End of period 1,750.1 1,790.7
Market capitalization (billions of Canadian dollars) $ 134.7 $ 138.7
Dividend yield
4
5.1% 4.6%
Dividend payout ratio
4
86.1 69.3
Price-earnings ratio
1,4
16.3 14.0
Total shareholder return (1 year)
4
4.5 (6.9)
Common share information – adjusted (Canadian dollars)
1,2
Per share earnings
1
Basic $ 7.82 $ 7.92
Diluted 7.81 7.91
Dividend payout ratio

52.1% 48.4%
Price-earnings ratio
1
9.9 9.8
Capital ratios
3
Common Equity Tier 1 Capital ratio 13.1% 14.4%
Tier 1 Capital ratio 14.8 16.2
Total Capital ratio 16.8 18.1
Leverage ratio 4.2 4.4
Total Loss Absorbing Capacity

(TLAC) ratio
28.7 32.7
TLAC Leverage ratio 8.1 8.9
1

For the year ended October 31, 2023, certain amounts have been restated for the adoption of IFRS 17,
Insurance Contracts

(IFRS 17). Refer to Note 4 of the Bank’s 2024 Consolidated
Financial Statements for further details.
2

The Toronto-Dominion Bank (“TD” or the

“Bank”) prepares its Consolidated Financial Statements in accordance with IFRS, the current Generally

Accepted Accounting Principles (GAAP),
and refers to results prepared in accordance with IFRS as the “reported” results. The Bank also utilizes non-GAAP financial measures such as “adjusted” results and non-GAAP ratios to assess each of its businesses and to measure

overall Bank performance. To arrive

at adjusted results, the Bank adjusts reported results for “items of note”. Refer to the “Financial Results
Overview” section of this document for further explanation, a list of the items of note, and a reconciliation of adjusted to reported results. Non-GAAP financial measures and ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.
3

These measures have been included in this document in accordance with the Office of the Superintendent of Financial Institutions Canada’s (OSFI’s) Capital Adequacy Requirements
(CAR), Leverage Requirements, and TLAC guidelines. Refer to the “Capital Position” section of this document for further details.
4

For additional information about this metric, refer to the Glossary of this document.
5

Efficiency ratio – adjusted, net of ISE is calculated by dividing adjusted non-interest expenses by adjusted total revenue, net of ISE. Adjusted total revenue, net of ISE –
2024: $50,142 million, 2023: $47,023 million. Effective fiscal 2024, the composition of this non-GAAP ratio and the comparative amounts have been revised.
6

Toronto Stock Exchange (TSX) closing

market price.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 4
SIGNIFICANT EVENTS
-
a) Global Resolution of the Investigations into the Bank’s U.S. BSA/AML Program
On October 10, 2024, following active cooperation

and engagement with authorities and

regulators, the Bank reached a resolution

with respect to previously
disclosed investigations related to its U.S. Bank

Secrecy Act (BSA) and AntiMoney

Laundering (AML) compliance programs.

The Bank and certain of its U.S.
subsidiaries consented to orders with the Office of

the Comptroller of the Currency (OCC), the Federal

Reserve Board (FRB), and the Financial

Crimes
Enforcement Network (FinCEN) and entered

into plea agreements with the Department

of Justice (DOJ), Criminal Division, Money

Laundering and Asset
Recovery Section and the United States

Attorney’s Office for the District of New Jersey (collectively, the “Global Resolution”).

Details of the Global Resolution
include: (i) a total payment of US$3.088 billion

(C$4.233 billion), all of which was provisioned

during the 2024 fiscal year; (ii) TD Bank, N.A.

(TDBNA) pleading
guilty to one count of conspiring to fail to maintain

an adequate AML program, fail to file

accurate currency transaction reports

(CTRs) and launder money and TD
Bank US Holding Company (TDBUSH) pleading

guilty to two counts of failing to maintain

an adequate AML program and failing

to file accurate CTRs; (iii)
requirements to remediate the Bank’s U.S. BSA/AML

program, broadly aligned to its existing

remediation program, which requirements

the Bank has begun to
address; (iv) a requirement to prioritize the

funding and staffing of the remediation, which includes

Board certifications for dividend distributions

from certain of the
Bank’s U.S. subsidiaries to the Bank; (v) formal oversight

of the U.S. BSA/AML remediation through

an independent compliance monitorship;

(vi) a prohibition
against the average combined total assets

of TD’s two U.S. banking subsidiaries (TD Bank,

N.A. and TD Bank USA, N.A.) (collectively, the “U.S. Bank”)

exceeding
US$434 billion (representing the combined

total assets of the U.S. Bank as at September

30, 2024) (the “Asset Limitation”), and if

the U.S. Bank does not achieve
compliance with all actionable articles in

the OCC consent orders (and for each successive

year that the U.S. Bank remains non-compliant),

the OCC may require
the U.S.

Bank to further reduce total consolidated

assets by up to 7%; (vii) the U.S. Bank being

subject to OCC supervisory approval processes

for any additions
of new bank products, services, markets, and

stores prior to the OCC’s acceptance of the U.S. Bank’s

improved AML policies and procedures,

to ensure the AML
risk of new initiatives is appropriately considered

and mitigated; (viii) requirements for

the Bank and TD Group U.S. Holdings, LLC

(TDGUS) to retain a third party
to assess the effectiveness of the corporate governance

and U.S. management structure and composition

to adequately oversee U.S. operations;

and (ix)
requirements to comply with the terms of the

plea agreements with the DOJ during a

five-year term of probation (which could be extended

as a result of the Bank
failing to complete the compliance undertakings,

failing to cooperate or to report alleged misconduct

as required, or committing additional crimes);

(x) an ongoing
obligation to cooperate with DOJ investigations;

and (xi) an ongoing obligation to report evidence

or allegations of violations by the Bank, its

affiliates, or their
employees that may be a violation of U.S. federal

law.
Refer to “Key Terms of the Global Resolution”

below for additional information about

the terms of the orders and plea agreements.

Key Terms of the Global Resolution

Order/Agreement Key Requirements
Plea Agreements between the DOJ and
TDBUSH and TDBNA dated
October 10, 2024
●

TDBUSH plead guilty to BSA/AML program violations (31 U.S.C. § 5318(h) and 5322) and currency transaction report violations (31 U.S.C. § 5313 and 5324).
●

TDBNA plead guilty to conspiracy (18 U.S.C. § 371) with three objects: BSA/AML program violations (31 U.S.C. § 5318(h)) and 5322), currency transaction report violations (31 U.S.C. § 5313 and 5324), and money laundering (18 U.S.C. § 1956(a)(2)(B)(i)).
●

Monetary Penalty: fine of US$1,434,013,478.40 (US$1,428,513,478.40 after crediting) for TDBUSH and a fine of US$500,000 and a forfeiture of
US$452,432,302 (US$328,932,302 after crediting) for TDBNA.
●

Term of Probation: Five-year term of probation.
●

Remediation requirements:
-

Independent Compliance Monitor. Retain an independent compliance monitor for a period of three years to oversee the Bank’s compliance remediation and enhancement.

-

BSA/AML Compliance Obligations. Continue to implement and enhance its AML compliance program such that, at minimum, it meets the requirements as set forth in Attachment C to the Plea Agreements, which lays out compliance commitments, including with respect to tone from the top; policies, procedures, and internal controls; transaction monitoring and reporting; oversight and independence; insider risk;
training; internal reporting; employee discipline; monitoring, testing, and audit; and address any deficiencies in its AML compliance program, as specified in the Plea Agreements.

●

Cooperation: Cooperate with the DOJ in any investigation or prosecution relating to the conduct, individuals, and entities described in the Plea
Agreements and the Statement of Facts attached to the Plea Agreements, as well as any other conduct, individuals, and entities under investigation by the DOJ at any time during the length of the Agreements’ obligations.
●

Disclosure: To the extent that the Bank learns of any evidence or allegation of conduct by the Bank, its affiliates, or their employees that may be a violation of U.S. federal law, promptly report to the DOJ any such evidence or allegation.
●

Sale/Merger/Transfer: Any change in corporate form, including a sale, merger, or transfer of business operations that are material to the Bank’s consolidated operations, or to the operations of any subsidiaries, branches, or affiliates involved in the conduct described in the Statement of Facts, as they exist as of the date of the Agreements, whether such transaction is structured as a sale, asset sale, merger, transfer, or other change in corporate form, the Bank must include in any such contract a provision binding the purchaser, or any successor in interest thereto, to the obligations described in the Agreements, and the other party to the contract must agree in writing to the terms and obligations to the Agreements; meet other requirements prior to any such change in corporate form, including a sale, merger, or transfer of business operations, as specified in the
Agreements.
●

Breach of Agreements: The following would constitute a breach of the Agreements: (a) any felony under U.S. federal law; (b) providing deliberately false, incomplete, or misleading information to the DOJ; (c) failing to cooperate with the DOJ; (d) failing to implement a compliance program as set forth in the Plea Agreements and Attachment C to the Plea Agreements and complete the monitorship as set forth in the Plea Agreements and
Attachment D to the Plea Agreements; (e) committing any acts that, had they occurred within the jurisdictional reach of the United States, would be a violation of federal money laundering laws or the Bank Secrecy Act; or (f) otherwise failing specifically to perform or to fulfill completely each of the obligations under the Agreements. In the event of a breach of the Agreements, the Bank will be subject to prosecution for any federal criminal violation of which the DOJ is aware, including the charges to which the Bank pleaded guilty.

●

Non-Contradiction: The Bank will not make any public statement, in litigation or otherwise, contradicting its acceptance of responsibility or the facts described in the Information or Statement of Facts. The Bank will seek preclearance from the DOJ before issuing any affirmative public statement in connection with the resolutions, including via press release, press conference remarks, or a scripted statement to investors.
●

Acknowledgement by the Bank and TDGUS of the Agreements by TDBNA and TDBUSH and agreement to undertake the cooperation commitments outlined in the Agreements and ensure that TDBNA and TDBUSH comply with all terms of the Agreements.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 5
Order/Agreement
Key Requirements
FinCEN Consent Order involving TDBNA
and TD Bank USA, N.A. (TDBUSA)
●

BSA/AML program violations (31 U.S.C. § 5318 (h)(1) and 31 C.F.R. § 1020.210(a)), suspicious activity report violations (31 U.S.C. § 5318(g) and
31 C.F.R. § 1020.320), and currency transaction report violations (31 U.S.C. § 5313 and 31 C.F.R.

§ 1010.311).
●

BSA/AML program violations (31 U.S.C. § 5318 (h)(1) and 31 C.F.R. § 1020.210(a)), suspicious activity report violations (31 U.S.C. § 5318(g) and
31 C.F.R. § 1020.320), and currency transaction report violations (31 U.S.C. § 5313 and 31 C.F.R.

§ 1010.311).
●

Monetary Penalty: US$1.3 billion (requiring a payment of US$757 million after crediting).
●

Remediation Requirements:
-

Independent Compliance Monitor. The Order requires the Bank to retain an independent compliance monitor for a period of 4 years, which will be required to undertake various reviews and issue reports as outlined in the Order.
-

Suspicious activity report (SAR) Lookback. The Order recognized that the Bank has retained an independent third party to conduct a SAR lookback review, which will be overseen by the independent compliance monitor. Within 150 days from the engagement of the monitor, the
SAR lookback consultant must deliver to FinCEN and the monitor a report summarizing the proposed scope and methodology of the review.
Within 18 months from the date of the SAR lookback report, the SAR lookback consultant must deliver a detailed report that summarizes the findings of its review.
-

BSA/AML Program Review. The Order requires the Bank to retain an independent third party to conduct a review of the effectiveness of its
BSA/AML program, similar to the review required by the FRB and OCC. Within 60 days from the engagement of the monitor, the monitor must propose an AML program consultant or elect to serve as the consultant. Within 90 days from the engagement of the consultant, the consultant must deliver to FinCEN a report summarizing the proposed scope and methodology of the review. Within 60 days from the end of the consultant’s review, but no later than one year from the date of its engagement, the consultant must submit to FinCEN a final written report.
-

Accountability Review. The Order requires the independent compliance monitor to assess the accountability review work that the Bank has conducted concerning the involvement of personnel in the conduct described in the Order. Within 120 days from the engagement of the monitor, the monitor must deliver to FinCEN a report summarizing the proposed scope and methodology of the review. Within 60 days from the end of the monitor’s review, but no later than one year from the date of its engagement, the monitor must submit to FinCEN a final written report.
-

Data Governance Review. The Order requires the independent compliance monitor to oversee a data governance review, which will involve an assessment of the Bank’s data governance framework. Within 120 days from the engagement of the monitor, the monitor must deliver to
FinCEN a report summarizing the proposed scope and methodology of the review. Within 60 days from the end of the monitor’s review, but no later than one year from the date of its engagement, the monitor must submit to FinCEN a final written report.
●

Cooperation: The Order requires the Bank to cooperate with FinCEN in all matters within the scope of or related to the resolution.
●

Non-Contradiction: The Order requires the Bank not to make any public statement that contradicts the admissions or acceptance of responsibility or any terms of the Order.
OCC Consent Orders involving TDBNA and
TDBUSA
●

BSA/AML program violation (12 C.F.R. § 21.21), suspicious activity report violations (12 C.F.R.

§ 21.11), currency transaction report violations (31
C.F.R. § 1010.312), customer due diligence violation (31 C.F.R.

§ 1020.210(a)(2)(v)) and recklessly engaging in unsafe or unsound practices related to the Bank’s BSA/AML Compliance Program.

●

Monetary Penalty: US$450 million.
●

The Orders will remain in effect until amended, suspended, waived, or terminated, in writing by the OCC.
●

Remediation Requirements (dates listed below may be extended by written approval from the OCC):
-

Compliance Committee. Appoint, within 15 days of the Order’s effective date, a Compliance Committee to monitor and oversee the
TDBNA’s and TDBUSA’s compliance

with the Orders.
-

BSA/AML Action Plan. Submit a written plan, within 150 days of the Order’s effective date, detailing the remedial actions necessary to achieve and sustain compliance with the BSA, its implementing regulations, and specified articles of the Orders, and to address all
BSA/AML deficiencies, violations, and corrective actions (the “BSA/AML Action Plan”). Adopt and implement the BSA/AML Action Plan and provide progress reports.
-

BSA/AML Program Assessment and Remediation.

Retain, within 60 days of the Order’s effective date or as otherwise specified in the
BSA/AML Action Plan, an independent third-party consultant to conduct an end-to-end review and assessment of their BSA/AML Program and draft a written report documenting its findings and recommendations, to be submitted to the boards of directors (Boards) of TDBNA and
TDBUSA, and the OCC, at the same time. Effectively remediate any identified gaps and deficiencies.

-

New Products, Services, Branches, and Markets. Submit, within 150 days of the Order’s effective date, or as otherwise specified in the
BSA/AML Action Plan, to the OCC for review and prior written determination of no supervisory objection, improved policies and procedures for evaluating the BSA/AML risks posed by adding a new product or service and ensuring the Bank has adequate controls to mitigate such risks, prohibits TDBNA and TDBUSA from adding new products or services until they receive a determination of no supervisory objection to the improved policies and procedures. After receiving no supervisory objection to the policies and procedures, the Orders prohibit TDBNA and TDBUSA from adding any new medium or high BSA/AML risk product or service without, among other requirements, a prior determination of no supervisory objection. Prohibition from opening a new branch or entering a new market without first receiving no supervisory objection.
-

BSA Officer and Staffing. Maintain a qualified BSA Officer vested with sufficient independence, authority, stature, and resources, and requires the Boards to ensure that TDBNA and TDBUSA have sufficient managers and staff with the appropriate skills, expertise, and with the requisite authority, to support the BSA Officer and BSA/AML program. Following the Independent Consultant review, ensure there is an annual review of the adequacy of the Bank’s BSA Officer and staff, with the determinations finalized in writing, to be submitted to the OCC, and the Boards are responsible for ensuring any necessary changes are implemented. Ensure that the BSA Officer and staff have sufficient training, authority, resources, and skill, that management has the necessary knowledge to oversee the Bank’s compliance with the BSA, that information systems are effective, and that there are clear lines of authority and responsibility for the BSA/AML compliance function and staff, including giving the BSA Officer the ultimate accountability for and authority over all the U.S. BSA/AML Program components.

-

BSA/AML Training. Implement, within 120 days of the Order’s effective date, or as otherwise specified in the BSA/AML Action Plan, an effective BSA/AML Training Program that meets certain minimum requirements, as detailed in the Orders.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 6
Order/Agreement Key Requirements
OCC Consent Orders involving TDBNA and
TDBUSA
-

BSA/AML Internal Controls. Develop and implement, within 120 days of the Order’s effective date, or as otherwise specified in the BSA/AML
Action Plan, an effective Internal Controls Program to identify and control the risks associated with money laundering and terrorist financing and other illicit financial activity, and to achieve and maintain compliance with the BSA. The Internal Controls Program must meet certain minimum requirements, as detailed in the Orders.
-

Customer Due Diligence and Risk Identification. Develop and implement, within 120 days of the Order’s effective date, or as otherwise specified in the BSA/AML Action Plan, an effective customer due diligence (CDD) program to ensure appropriate collection and analysis of customer information when opening new accounts, when renewing or modifying existing accounts for customers, and when the Bank obtains event-driven information indicating that it would be prudent to obtain updated information and maintain accurate customer risk profiles. The CDD Program must meet certain minimum requirements, as detailed in the Orders.
-

Suspicious Activity Identification, Evaluation, and Reporting. Develop and implement, within 120 days of the Order’s effective date, or as otherwise specified in the BSA/AML Action Plan, an effective suspicious activity monitoring and reporting program to ensure the timely and appropriate identification, review, and disposition of unusual activity, and the filing of SARs. The Suspicious Activity Review Program must meet certain minimum requirements, as detailed in the Orders.

-

BSA/AML Independent Testing. Develop and implement, within 120 days of the Order’s effective date, or as otherwise specified in the
BSA/AML Action Plan, an effective BSA/AML independent testing program to test the Bank’s compliance with the BSA, relative to its risk profile, and the overall adequacy of the Bank’s BSA/AML Program. The BSA/AML Audit Program must meet certain minimum requirements, as detailed in the Orders. Develop risk assessment and planning processes that clearly document AML risk, and for management to require reporting on no less than a quarterly basis of all deficiencies in BSA/AML processes and controls identified through the BSA/AML Audit
Program to the Bank’s Board or BSA/AML Audit Committee, and to senior management, after which the Boards or BSA/AML Audit
Committee must ensure that management takes prompt action to remediate the cited deficiencies and validates corrective action.
-

Suspicious Activity Review Lookback. Retain, within 60 days of the Order’s effective date, or as otherwise specified in the BSA/AML Action
Plan, an independent third-party consultant to conduct a review and provide a written report on the Bank’s suspicious activity monitoring, investigation, decisioning, and reporting. The OCC has discretion to expand the scope of the look-back after its review of the report.

-

Accountability for Employees Involved in Misconduct. TDBNA and TDBUSA are prohibited from retaining, now or in the future, any individual as an officer, employee, agent, consultant, or contractor who participated in, was subject to formal discipline, or was separated or terminated in connection with the underlying conduct described in the Orders, and TDBNA and TDBUSA are required to submit, within 30 days of the
Order’s effective date, to the OCC policies, procedures, and reporting requirements for ensuring compliance with the accountability requirements. The Orders also require the HR senior executive officers of TDBNA and TDBUSA to submit, on a quarterly basis, compliance with the accountability requirements.

-

General Board Requirements. Ensure timely adoption and implementation of all corrective actions required by the Orders, verification of adherence to the corrective actions, and ensure the corrective actions are effective in addressing the deficiencies that led to the Orders.
●

Limits on Growth. TDBNA and TDBUSA may not take any action that would cause the average of the Bank’s total consolidated assets for the current calendar quarter and the immediately preceding calendar quarter to exceed the total consolidated assets reported as of September 30,
2024. If TDBNA and TDBUSA do not meet the deadline for compliance with all actionable articles in the Orders, the OCC may require TDBNA and
TDBUSA to reduce their total consolidated assets by up to 7% from their total consolidated assets as reported as of the most recent quarter, and for each year TDBNA and TDBUSA continue to be in noncompliance with the Orders, the OCC may require further reductions up to 7% from their total consolidated assets as reported as of the most recent calendar quarter. The Deputy Comptroller of the OCC may, at their discretion, temporarily suspend the asset limit in light of unusual circumstances at TDBNA or TDBUSA.

●

Prioritization of Expenditure on Remediation. Prior to declaring or paying dividends, engaging in share repurchases, or making any other capital distribution, the Boards of TDBNA and TDBUSA must certify in writing to the OCC that the Bank has allocated appropriate resources and staffing to the remediation required by the Orders.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 7
Order/Agreement Key Requirements
Federal Reserve Cease & Desist Order with
TD Bank, TD Group US Holdings LLC
(TDGUS) and TDBUSH
●

Issued pursuant to 12 U.S.C. § 1818(b) and (i)(2)(B)
●

Monetary Penalty: US$123.5 million.
●

The Order will remain in effect until stayed, modified, terminated, or suspended in writing by the FRB.
●

Remediation Requirements (dates listed below may be extended by written approval from the FRB):
-

Board Oversight. Submit to the FRB, within 90 days of the Order’s effective date, a written plan to oversee the matters identified in the
Order.

-

Corporate Governance and Management Review. Retain, within 30 days of the Order’s effective date, an independent third party to assess the effectiveness of the corporate governance, board and U.S. management structure, and staffing needs at TD Bank, TDGUS, and
TDBUSH and draft a written report of findings and recommendations, which will be provided to the FRB and to the Office of the
Superintendent of Financial Institutions (OSFI) at the same time it is provided to the Boards of TD Bank and TDGUS. Submit to the FRB and
OSFI a written board oversight plan that is designed to address the findings and recommendations in the report and that describes the actions the Boards of TD Bank and TDGUS will take to strengthen the management and corporate governance structure of TD Bank,
TDGUS, and TDBUSH.

-

U.S. Remediation Office: Submit, within 90 days of the Order’s effective date, a written plan to establish a Remediation Office in the United
States to operate under the oversight of the Boards. The Remediation Office will be responsible for several undertakings pursuant to the
Order.
-

U.S. Law Compliance Program. Submit, within 60 days of the Order’s effective date, a compliance program (U.S. Law Compliance Program)
to the FRB, including a timeline for implementation. The U.S. Law Compliance Program related obligations include, among other requirements, the relocation to the U.S. the part of the TD Bank, TDGUS, and TDBUSH compliance function that is responsible for establishing and maintaining compliance with the applicable BSA/AML requirements by the branches, affiliates, and global business lines of
TD Bank, TDGUS, and TDBUSH.
-

BSA/AML Compliance Review. Retain, within 30 days of the Order’s effective date, an independent third party to conduct a review of the
BSA/AML compliance elements of the U.S. Law Compliance Program. The independent third party will be responsible for preparing a written report of findings and recommendations, which will be provided to the FRB at the same time it is provided to the Boards. TD Bank, TDGUS, and TDBUSH must submit a written plan that is designed to fully address the findings and recommendations in the report and that describes the actions that will be taken to strengthen compliance with the applicable BSA/AML requirements.
-

Resource Allocation for Remediation. Prior to TDGUS or TDBUSH declaring or paying dividends, engaging in share repurchases, or making any other capital distribution, the Boards must certify to the FRB that the appropriate resources and staffing have been allocated to remediation, as required by the Order.

-

Accountability for Employees Involved in Misconduct. TD Bank, TDGUS, and TDBUSH are prohibited from retaining, now or in the future, any individual as an officer, employee, agent, consultant, or contractor who participated in, was subject to formal discipline, or was separated or terminated in connection with the underlying described in the Order.

-

Ongoing Reporting. Submit quarterly progress reports detailing the form and manner of actions taken to comply with the Order, a timetable and schedule to implement specific remedial actions to be taken, and the results thereof. Pursuant to the Order, the written OCC progress reports will be sent to the FRB.
Remediation of U.S. BSA/AML Program
As described in the DOJ Statement of Facts,

between January 2014 and October 2023,

the U.S. Bank’s BSA/AML Program had long-term, pervasive,

and
systemic deficiencies and the U.S. Bank (a)

failed to substantively update, and severely

limited the types of activity screened

through, the transaction monitoring
system, and (b) failed to adequately train employees

who served as the first line of defense

against money laundering. TDBNA’s failure to effectively manage its employee risk also contributed to insider misconduct.

In addition, as noted in the OCC Consent

Order, deficiencies in the U.S. Bank’s BSA/AML Program included deficiencies related to: internal controls and risk

management practices; risk assessments;

customer due diligence; customer risk ratings;

suspicious activity
identification, evaluation, and reporting; governance;

staffing; independent testing; and training, among

others. There was a systemic breakdown

in the policies,
procedures, and processes to identify and report

suspicious activity.
The Bank is focused on remediating its U.S.

BSA/AML program to meet the requirements

of the Global Resolution, and it has organized

its remediation efforts
consistent with the requirements of the Global

Resolution. The redesign of the U.S.

BSA/AML program is focused on improvements

to capabilities across five core
pillars, namely: (i) People and Talent, (ii) Governance and Structure, (iii)

Policy and Risk Assessment, (iv) Process and

Control, and (v) Data and Technology.
Progress to date on the remediation includes:
(i) People and Talent: The Bank has overhauled its U.S. BSA/ AML program resourcing across all three lines of defence. The Bank has established a dedicated and expanded U.S. Financial Crime

Risk Management leadership team and

structure, with emphasis on specific experience

and subject matter
expertise, including the appointment of the

BSA Officer as required by the OCC order. The Bank has also

created and hired new resources across

the first
line of defence with years of risk management

and control experience, particularly in Financial

Crime areas. The Internal Audit function

has also been
further developed to include resources with

specialized testing experience in the domain

as well as specific to remediation validation

work.
(ii) Governance and Structure: The Bank has strengthened its oversight structure and accountability across all three lines of defence, including the risk management and audit functions, and has

established a dedicated committee at the U.S.

boards (the “U.S. Compliance Committee”)

as well as a
dedicated committee of the Bank’s Board of Directors

(the “Remediation Committee”) for remediation

oversight. In addition, the Bank has established

an
executive U.S. Remediation Office, which will be responsible for overseeing the execution of the remediation

program and engaging with the U.S.
regulators in relation to the actions required

to be taken by the Bank under the Global

Resolution. The Bank also anticipates

that the monitorship will be
appointed in fiscal 2025
1
.

(iii) Policy and Risk Assessment: The Bank has introduced new standards with the goal of enhancing capabilities to measure financial crime risk more effectively. Specifically, new risk limits have been designed and implemented, and changes to certain risk assessment processes were introduced

to help
highlight specific products and areas of

specific risk.

(iv) Process an d Control: The Bank has enhanced customer onboarding procedures for cash intensive clients. In addition, the Bank has added additional transactions to the Bank’s monitoring system and

added new scenarios to help increase the

detection of potentially suspicious activity

across its products
1

Under the terms of the plea agreements and consent orders, the selection of the monitor will be made by the DOJ and FinCEN. Accordingly, the timing of the appointment

of the
monitorship is not entirely within the Bank’s control.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 8
-
and services. The Bank has also implemented

rolebased

targeted training and enhanced Bank-wide

general training to reinforce understanding

and
accountability.
(v) Data and Technology: The Bank has deployed new data - driven technology solutions and has deployed the first phases of an enhanced transaction monitoring platform. The new system has an

enhanced data model and new capabilities

to modernize and manage the Bank’s detection

proficiency into
the future. Advanced analytics have been introduced

to improve the speed of investigation activities,

and to do proactive modeling of current risks

that
impact the Bank.
With the talent, governance, structure, and policy

foundations in place, the Bank expects

to have the majority of its management remediation

actions implemented
in calendar 2025, with additional management

actions planned for calendar 2026. In addition,

sustainability and testing activities are planned

for calendar 2026
and calendar 2027. The Bank is also targeting

to have the Suspicious Activity Report lookback

to be completed in 2027 per the FinCEN

Consent Order.

All
management remediation actions will be

subject to validation by the Bank’s internal audit

function, followed by the review and acceptance

by the appointed
monitor, demonstrated sustainability, and, ultimately, the review and approval of the Bank’s U.S. banking regulators and the DOJ. The following graph illustrates
the Bank’s expected remediation plan and progress.
The Bank’s remediation timeline is based on the Bank’s

current plans, as well as assumptions related

to the duration of planning activities, including

the
completion of external benchmarking and

lookback reviews. The Bank’s ability to

meet its planned remediation milestones assumes

that the Bank will be able to
successfully execute against its U.S. BSA/AML

remediation program plan, which is

subject to inherent risks and uncertainties including

the Bank’s ability to attract
and retain key employees, the ability of

third parties to deliver on their contractual obligations,

and the successful development and implementation

of required
technology solutions. Furthermore, the execution

of the U.S. BSA/AML remediation plan,

including these planned milestones, will not

be entirely within the Bank’s
control including because of (i) the requirement

to obtain regulatory approval or non-objection

before proceeding with various steps, and

(ii) the requirement for the
various deliverables to be acceptable to the regulators

and/or the monitors. For additional information

on the risks associated with the remediation

of the Bank’s
U.S. BSA/AML program, see “Risk Factors That

May Affect Future Results – Global Resolution of

the Investigations into the Bank’s U.S. BSA/AML

Program”.
For information about estimated U.S. BSA/AML

remediation and governance and

control expenses for the 2025 fiscal year, see the “Key Priorities for 2025”
section of the U.S. Retail segment; for additional

information about the Bank’s AML governance

framework, see the “Managing Risk”

section; and for information
about the risks associated with the remediation

of the Bank’s U.S. BSA/AML program, see

the “Risk Factors That May Affect Future

Results – Global Resolution of
the Investigations into the Bank’s U.S. BSA/AML

Program”

section.
Assessment and Strengthening of the

Bank’s Enterprise AML Program
The Bank is undertaking several improvements

to the Bank’s enterprise-wide AML/Anti-Terrorist Financing and Sanctions Programs

(“Enterprise AML Program”).
These improvements are made in the context

of the Bank’s 2023 annual assessment of

its Enterprise AML Program, which was

rated unsatisfactory as of October
31, 2023. The depth and severity of U.S. BSA/AML

program deficiencies contributed to

the effectiveness rating of the Enterprise AML Program.

Moreover, during
fiscal 2024, Financial Transactions and Reports Analysis

Centre of Canada (FINTRAC) undertook a

compliance examination of certain aspects of

the Bank’s AML
program in Canada. FINTRAC imposed

an administrative monetary penalty

of $9.2 million and issued five violations:

(i) FINTRAC found that TD failed to file
suspicious transaction reports (STRs) in

20 of the cases it had reviewed and (ii)

FINTRAC issued four inter-related violations

that primarily stemmed from the
Bank’s failure to properly identify (i.e., assess

and document) its full population of high-risk

customers. Based on the Bank’s work to date,

the Bank (a) has not
identified issues to the same extent in Canada,

Europe or Asia as in the U.S., and (b)

has not experienced the same severe AML-related

events in Canada,
Europe or Asia as those experienced in the

U.S. However, the Bank has concluded that most of the pervasive

AML related issues in the U.S. are, to a

varying
extent, also applicable to certain aspects of

the Enterprise AML Program outside

the U.S. The Bank has identified a number

of areas in the Enterprise AML
Program outside the U.S. that require improvement.

Common themes requiring attention relate

to governance and oversight of various

components of the
Enterprise AML Program, quality of reporting

to senior management and the board of

directors, quality control processes, adequacy

of procedures in targeted
areas, operational deficiencies in respect of high-risk

customers, and certain aspects of

transaction monitoring.
Improvements to the Enterprise AML Program

outside the U.S. are underway, with corresponding investments and resourcing in place across all three lines

of
defence, including key technology initiatives,

to ensure the Bank can address these deficiencies.

The Bank is also applying learnings obtained from

the
deficiencies identified in its U.S. BSA/AML

program to its Enterprise AML Program

outside the U.S. In particular, these improvements to

the Enterprise AML
Program outside the U.S. fall under three

main categories:
●
Tactical Enhancements: The Bank has launched the implementation of a number of operational and business process

enhancements across the
enterprise, where necessary, that are similar to the initial enhancements made to its U.S. BSA/AML program. These enhancements

are intended to
provide interim risk mitigation and strengthen

the control environment in specific key

areas.
●
Strategic Enhancements: A detailed plan

has been developed to upgrade the Enterprise

AML Program outside the U.S. and address

the areas that require
improvement, with ongoing updates.
●

FINTRAC Remediation: As a result of

the FINTRAC examination, the Bank

has established a remediation program and

submitted a detailed plan to
FINTRAC to address the FINTRAC violations

and ensure compliance with regulatory expectations.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 9
Similar to the U.S. BSA/AML remediation

program, the FINTRAC remediation and

other planned strategic enhancements of

the Enterprise AML Program outside
the U.S. are organized under five core pillars:
i.

People & Talent: Similar to investments made in the U.S., the Bank has recruited AML program leadership and

talent with a focus on deep subject matter
expertise, with additional recruitment underway.
ii.

Governance & Structure: The Bank is redefining

its enterprise AML governance approach,

including strengthening oversight structure

and reporting across
all three lines of defense.
iii. Policy & Risk Assessment: Similar to the changes

being made in the U.S., new enterprise

standards and capabilities are being updated

to measure
financial crime risk more effectively, and strengthen oversight across key areas of the program, including high

risk and high cash customer activity.
iv. Process & Control: The Bank is in the process of enhancing enterprise customer onboarding procedures,

updating approaches to transaction and
customer monitoring, and implementing

training to support enhanced processes and

reinforce accountability.
v.

Data & Technology: The Bank has established an enhancement plan to deliver new technology solutions with stronger

detection and data management
capabilities, advanced analytics, new scenarios,

and modelling capabilities.
Based on the Bank’s current plans, the majority

of the above-mentioned remediation and

enhancement actions are anticipated

to be implemented by the Bank by
the end of calendar 2025, and will then be

subject to internal review, challenge, and validation of the activities. See “Remediation of U.S. BSA/AML

Program”

for
U.S. BSA/AML remediation timeline.
Impact on the Bank’s Financial Performance Objectives
Reflecting a challenging macroeconomic

environment and the impact of the resolution

of investigations related to the Bank’s AML program,

in fiscal 2024, the
Bank did not meet the Bank’s medium-term financial

targets to attain 7-10% adjusted EPS growth (the

Bank’s fiscal 2024 adjusted EPS growth

was -1.3%), a
16%+ return on equity (the Bank’s fiscal 2024

adjusted return on equity was 13.6%), and a

positive operating leverage
2

(the Bank’s fiscal 2024 adjusted revenue,
net of insurance service expense, and adjusted

expense growth were 7.1% and 10.5%,

respectively).
The Bank expects that fiscal 2025 will be a transition

year, is prioritizing the investments and work that are required to meet its regulatory commitments, and
expects that elevated risk and control expenses

will negatively impact earnings during the 2025

fiscal year. In addition, the Bank continues to invest in its businesses. Accordingly, for fiscal 2025, it will be challenging for the Bank to generate earnings growth.

The Bank does not expect to meet the following

three
previously disclosed medium-term financial

targets in fiscal 2025: 7-10% adjusted EPS

growth, 16%+ return on equity and positive

operating leverage.

The Bank is currently undertaking a broad-based

strategic review and will reassess

organic opportunities and priorities, productivity

and efficiency initiatives, and
capital allocation alternatives, with the objective

of delivering competitive returns for our

shareholders. As a result of this review, the Bank is suspending the
following medium-term financial targets:

7-10% adjusted EPS growth, 16%+

return on equity and positive operating leverage.

The Bank expects to provide
updates on its strategic review, and on the Bank's medium-term financial targets, in the second half of 2025.

The Bank remains confident in the earnings

growth
potential of its Canadian Personal & Commercial

Banking, Wealth Management & Insurance and

Wholesale Banking segments. While the Bank

expects that its
balance sheet restructuring activities in the

U.S. Retail segment and U.S. AML remediation

will impact the U.S. Retail segment, it remains

committed to the US
market and confident in the strength of the

US franchise.
As a result of the Bank’s investments in its risk

and control infrastructure and investments

supporting business growth, including employee-related

expenses, net
of expected productivity and restructuring run-rate

savings, the Bank expects that expense

growth for the 2025 fiscal year will be in

the range of 5-7%
3
.
Impact on the Bank’s U.S. Priorities
The U.S. Retail segment’s top priority remains

remediating the U.S. BSA/AML program

and strengthening the governance and

control environment. In addition, to
help ensure we can continue to support our

customers’ financial needs in the U.S.

while not exceeding the limitation on the combined

total assets of the U.S. Bank,
the Bank is focused on executing multiple balance

sheet restructuring actions in fiscal 2025. Refer

to the “Key Priorities for 2025”

section of the U.S. Retail
segment section for additional information,

including the loss associated with the balance

sheet restructuring actions which is treated as

an item of note in the U.S.
Retail segment results.
Impact on the Bank’s Operations
The plea agreements have resulted in one

TD entity being disqualified from serving as

an investment adviser or underwriter

to registered investment companies in
the United States, which has required

TD to seek a waiver from the U.S. Securities

and Exchange Commission (“SEC”) and implement

interim arrangements until
a waiver is obtained. Another TD entity has

become disqualified from relying on

the U.S. Department of Labor’s “qualified

professional asset manager” exemption
for purposes of providing asset management

services to employee benefit plans subject

to the U.S. Employee Retirement Income

Security Act of 1974 (“ERISA”).
As a result, TD is relying on alternative exemptions

for purposes of ERISA compliance, which

are expected to allow TD to continue to operate

these businesses
without disruption. In addition, TD has made

minor modifications to its U.S. registered

securities programs. None of these changes

had a material impact on the
Bank’s fourth quarter of 2024 results.
The terms of the Global Resolution and

the financial, operational and business impact

that those terms have had on the Bank have

led to the Bank exceeding
certain internal risk metrics, resulting in

additional escalation and monitoring activities

within the Bank, including with respect to the

Bank’s remediation activities.
b) Restructuring Charges
The Bank continued to undertake certain

measures in 2024 to reduce its cost base and

achieve greater efficiency. In connection with these measures, the Bank incurred $566 million of restructuring charges

for the year ended October 31, 2024 (October 31,

2023 – $363 million), which primarily

relate to employee
severance and other personnel-related

costs and real estate optimization. This restructuring

program concluded in the third quarter

of 2024.
2

Operating leverage is a non-GAAP measure. At the total Bank level, TD calculates operating leverage as the difference between the % change in adjusted revenue (U.S. Retail in source currency) net of insurance service expense, and adjusted expenses (U.S. Retail in US$) grossed up by the retailer program partners' share of PCL for the Bank's U.S. strategic card portfolio. Collectively, these adjustments provide a measure of operating leverage that management believes is more reflective of underlying business performance.
3

The Bank’s

expectations regarding

expense growth

is based

on the

Bank’s assumptions

regarding risk

and control

investments, employee-related

expenses, foreign

exchange impact,
and productivity and restructuring savings. These assumptions are subject to inherent uncertainties and may vary based on factors both within and outside the Bank’s control including the accuracy of

the Bank’s

employee compensation

and benefit

expense forecasts,

impact of

business performance

on variable

compensation, inflation,

the pace

of productivity

initiatives
across the organization,

and unexpected expenses

such as legal

matters. Refer to

the “Risk Factors

That May Affect

Future Results” section

of this document

for additional information
about risks and uncertainties that may impact the Bank’s estimates.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 10
c) Federal Deposit Insurance Corporation Special

Assessment
On November 16, 2023, the Federal Deposit

Insurance Corporation (FDIC) announced

a final rule that implements a special

assessment to recover the losses to
the Deposit Insurance Fund arising from

the protection of uninsured depositors during

the U.S. bank failures in the spring of 2023.

The special assessment
resulted in the recognition of $411 million (US$300 million) pre-tax in non-interest expenses in the first

quarter of fiscal 2024.
On February 23, 2024, the FDIC notified

all institutions subject to the special assessment

that its estimate of total losses increased

compared to the amount
communicated with the final rule in November

2023. Accordingly, the Bank recognized an additional expense for the special assessment of $103 million
(US$75 million)
in the second quarter of fiscal 2024.

During the fourth quarter of fiscal 2024,

the Bank updated the special assessment

estimate based on actual
invoices received during the year and recognized

an expense recovery of $72 million (US$52

million).
The final amount of the Bank’s special assessment

may be further updated as the FDIC determines

the actual losses to the Deposit Insurance

Fund.

d) Sale of Schwab Common Shares

On August 21, 2024, the Bank sold 40.5

million shares of common stock of The Charles

Schwab Corporation (“Schwab”) for proceeds

of approximately $3.4 billion
(US$2.5 billion). The share sale reduced the

Bank’s ownership interest in Schwab from 12.3%

to 10.1%. The Bank recognized approximately

$1.0 billion
(US$0.7 billion) as other income (net of $0.5

billion (US$0.4 billion) loss from accumulated

other comprehensive income (AOCI),

reclassified to earnings), in the
fourth quarter of fiscal 2024.
FINANCIAL RESULTS OVERVIEW

CORPORATE OVERVIEW
The Toronto-Dominion Bank and its subsidiaries are collectively known as

TD Bank Group (“TD” or the “Bank”). TD is

the sixth largest bank in North America by
assets and serves more than 27.9 million

customers in four key businesses operating

in a number of locations in financial centres

around the globe: Canadian
Personal and Commercial Banking, including

TD Canada Trust and TD Auto Finance Canada; U.S.

Retail, including TD Bank, America’s Most Convenient

Bank
®
,
TD Auto Finance U.S., TD Wealth (U.S.), and an

investment in The Charles Schwab Corporation;

Wealth Management and Insurance, including

TD Wealth
(Canada), TD Direct Investing, and TD Insurance;

and Wholesale Banking,

including TD Securities and TD Cowen.

TD also ranks among the world’s leading
online financial services firms, with more

than 17 million active online and mobile customers.

TD had $2.06 trillion in assets on October

31, 2024. The
Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.
ECONOMIC SUMMARY AND OUTLOOK
The global economy remains on track for a

modest slowdown in calendar 2024, as high interest

rates continue to weigh on growth. Alongside

slower growth,
inflation across the G-7 has cooled, and

central banks have started to lower interest

rates. TD Economics expects future interest

rate reductions to be gradual, as
central banks assess how growth and inflation

respond. In addition, the evolution of geopolitical

risks maintains a degree of uncertainty

on both the economic
outlook and the inflation trajectory.
The U.S. economy has continued to grow at

a solid pace in calendar 2024 supported

by resilient consumer spending and

strength in business investment. High
borrowing costs have curtailed residential investment,

which has weighed on overall growth.

With U.S. domestic demand outpacing many of

its advanced economy
peers, import growth has also run ahead

of exports, leading to little support to growth

from international trade.
Based on the October 2024 data, the

U.S. job market has stabilized recently, with the unemployment rate at 4.1%, up modestly from a year ago.

This can be
characterized as a normalization following

tight conditions that persisted for longer than

expected after the pandemic. The U.S. economy

carries the markings of a
“soft landing” that is allowing inflation pressures

to gradually drift lower and opened

the door to interest rate cuts by the U.S. Federal

Reserve. The U.S. central
bank lowered its policy rate by half a point in

September and another quarter point in October.

TD Economics expects the U.S. Federal

Reserve to continue to lower interest rates

over the next year. However, the pace of interest rate reductions has become more uncertain following the November

election. Given the likelihood of increased

tariffs under the new administration, and the potential

for tax cuts, the
risk that inflation experiences renewed upward

pressure has increased. This could slow

the pace of interest rate reductions. TD

Economics expects the federal
funds rate to be lowered to 3.25-3.50% by the

end of calendar 2025 – a level that is still

on the restrictive side.
After Canada’s economy slowed notably in calendar

2023, strong population gains have lifted

economic growth in the first half of calendar

2024. Population
increases have also contributed to labour force

growth outpacing job creation, taking

the unemployment rate higher and cooling

labour market conditions. The
unemployment rate was 6.5% in October, above its pre-pandemic level, but still below its long-run average.

Looking ahead, TD Economics expects

population
growth to slow sharply over the next

few years as the federal government reduced

its targets for permanent and non-permanent

residents. The negative impact of
the weaker population inflows on consumer

spending and housing activity is likely to be

more than offset by the boost to activity from lower

interest rates. As such,
TD Economics forecasts a modest pickup

in overall economic growth in calendar 2025

from this year’s estimated tepid

rate of around 1%.
As a result of favourable inflation dynamics

alongside a softening economy, the Bank of Canada has

cut interest rates four times in calendar 2024, taking

the
overnight rate to 3.75% in October. TD Economics expects

the Bank of Canada to continue lowering interest

rates over the next year, reaching between 2.25% to
2.50% by the end of calendar 2025. Interest

rates differentials between Canada and the

U.S. have widened, weakening the Canadian dollar. TD Economics expects the Canadian dollar will trade in the

71 to 73 U.S. cent range over the next

few quarters.
HOW THE BANK REPORTS
The Bank prepares its Consolidated Financial

Statements in accordance with IFRS, the

current GAAP,

and refers to results prepared in accordance

with IFRS as
“reported” results.

Non-GAAP and Other Financial Measures
In addition to reported results, the Bank also

presents certain financial measures, including

non-GAAP financial measures that are historical,

non-GAAP ratios,
supplementary financial measures and capital

management measures, to assess its results.

Non-GAAP financial measures, such as “adjusted”

results, are utilized
to assess the Bank’s businesses and to measure

the Bank’s overall performance.
To
arrive at adjusted results, the Bank adjusts

for “items of note”, from reported
results. Items of note are items which management

does not believe are indicative of underlying

business performance and are disclosed

in Table 3. Non-GAAP
ratios include a non-GAAP financial measure

as one or more of its components. Examples

of non-GAAP ratios include adjusted basic

and diluted earnings per
share (EPS), adjusted dividend payout ratio, adjusted

efficiency ratio, and adjusted effective income tax rate.

The Bank believes that non-GAAP financial
measures and non-GAAP ratios provide

the reader with a better understanding of how

management views the Bank’s performance. Non-GAAP

financial measures
and non-GAAP ratios used in this document

are not defined terms under IFRS and,

therefore, may not be comparable to similar

terms used by other issuers.
Supplementary financial measures depict

the Bank’s financial performance and position,

and capital management measures depict

the Bank’s capital position, and
both are explained in this document where

they first appear.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 11
U.S. Strategic Cards
The Bank’s U.S. strategic cards portfolio is comprised

of agreements with certain U.S. retailers

pursuant to which TD is the U.S. issuer

of private label and co-
branded consumer credit cards to their U.S.

customers. Under the terms of the individual

agreements, the Bank and the retailers

share in the profits generated by
the relevant portfolios after credit losses.

Under IFRS, TD is required to present the gross

amount of revenue and provisions for

credit losses (PCL) related to
these portfolios in the Bank’s Consolidated Statement

of Income. At the segment level, the retailer

program partners’ share of revenues

and credit losses is
presented in the Corporate segment, with an

offsetting amount (representing the partners’

net share) recorded in Non-interest expenses,

resulting in no impact to
Corporate’s reported Net income (loss). The

Net income (loss) included in the U.S. Retail

segment includes only the portion of revenue

and credit losses
attributable to TD under the agreements.

Investment in The Charles Schwab Corporation

and IDA Agreement
On August 21, 2024, the Bank sold 40.5

million shares of common stock of Schwab for

proceeds of approximately $3.4 billion (US$2.5

billion). The share sale
reduced the Bank’s ownership interest in Schwab

from 12.3% to 10.1%. The Bank recognized

approximately $1.0 billion (US$0.7 billion) as

other income (net of
$0.5 billion (US$0.4 billion) loss from AOCI

reclassified to earnings), in the fourth quarter

of fiscal 2024.

The Bank accounts for its investment in

Schwab using the equity method. The U.S.

Retail segment reflects the Bank’s share of

net income from its investment
in Schwab. The Corporate segment net income

(loss) includes amounts for amortization

of acquired intangibles, the acquisition

and integration charges related to
the Schwab transaction, and the Bank’s share of restructuring and other charges incurred by Schwab.

The Bank’s share of Schwab’s earnings available to
common shareholders is reported with

a one-month lag. For further details,

refer to Note 12 of the 2024 Consolidated

Financial Statements.
On November 25, 2019, the Bank and Schwab

signed an insured deposit account agreement

(the “2019 Schwab IDA Agreement”), with an

initial expiration
date of July 1, 2031. Under the 2019 Schwab

IDA Agreement, starting July 1, 2021, Schwab

had the option to reduce the deposits by up

to US$10 billion per year
(subject to certain limitations and adjustments),

with a floor of US$50 billion. In addition, Schwab

requested some further operational flexibility

to allow for the
sweep deposit balances to fluctuate over

time, under certain conditions and subject to

certain limitations.
On May 4, 2023, the Bank and Schwab entered

into an amended insured deposit account

agreement (the “2023 Schwab IDA Agreement”

or the “Schwab IDA
Agreement”), which replaced the 2019 Schwab

IDA Agreement. Pursuant to the 2023 Schwab

IDA Agreement, the Bank continues to make

sweep deposit
accounts available to clients of Schwab. Schwab

designates a portion of the deposits

with the Bank as fixed-rate obligation amounts

(FROA). Remaining deposits
are designated as floating-rate obligations.

In comparison to the 2019 Schwab IDA Agreement,

the 2023 Schwab IDA Agreement extends

the initial expiration date
by three years to July 1, 2034 and provides

for lower deposit balances in its first

six years, followed by higher balances in

the later years. Specifically, until
September 2025, the aggregate FROA

will serve as the floor. Thereafter, the floor will be set at US$60 billion.

In addition, Schwab had the option to buy

down up
to $6.8 billion (US$5 billion) of FROA by paying

the Bank certain fees in accordance with the

2023 Schwab IDA Agreement, subject

to certain limits.

By the end of the first quarter of fiscal 2024,

Schwab had fully exercised its option

buy down up to US$5 billion of FROA and

had paid a total of $337 million
(US$250 million) in termination fees to the

Bank in accordance with the 2023 Schwab

IDA Agreement. The fees were intended

to compensate the Bank for losses
incurred from discontinuing certain hedging relationships

and for lost revenues. The net impact

was recorded in net interest income. Refer to

the “Related Party
Transactions” section in this document for further details.
The following table provides the operating results

on a reported basis for the Bank.

TABLE 2: OPERATING RESULTS – Reported
(millions of Canadian dollars) 2024 2023
Net interest income $ 30,472 $ 29,944
Non-interest income
1
26,751 20,746
Total revenue
1
57,223 50,690
Provision for credit losses 4,253 2,933
Insurance service expenses
1
6,647 5,014
Non-interest expenses
1
35,493 29,855
Income before income taxes and share

of net income from investment in Schwab
1
10,830 12,888
Provision for (recovery of) income taxes
1
2,691 3,118
Share of net income from investment in Schwab 703 864
Net income – reported
1
8,842 10,634
Preferred dividends and distributions on other

equity instruments
526 563
Net income available to common shareholders
1
$ 8,316 $ 10,071
1

For the year ended October 31, 2023, certain amounts have been restated for the adoption of IFRS 17. Refer to

Note 4 of the Bank’s 2024 Consolidated Financial Statements for further details.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 12
The following table provides a reconciliation between

the Bank’s adjusted and reported results.

For further details refer to the “Significant

Events” or “Financial
Results Overview” section.

TABLE 3: NON-GAAP FINANCIAL

MEASURES

– Reconciliation of Adjusted

to Reported Net Income
(millions of Canadian dollars) 2024 2023
Operating results – adjusted
Net interest income
1,2
$ 30,749 $ 30,394
Non-interest income
1,3,4
26,040 21,643
Total revenue
3
56,789 52,037
Provision for (recovery of) credit losses 4,253 2,933
Insurance service expenses
3
6,647 5,014
Non-interest expenses
3,5
29,148 26,517
Income before income taxes and share of net income from

investment in Schwab
16,741 17,573
Provision for (recovery of) income taxes 3,355 3,651
Share of net income from investment in Schwab
6
891 1,073
Net income – adjusted
3
14,277 14,995
Preferred dividends and distributions on other equity instruments 526 563
Net income available to common shareholders –

adjusted
3
13,751 14,432
Pre-tax adjustments for items of note
Amortization of acquired intangibles
7
(290) (313)
Acquisition and integration charges related to the Schwab

transaction
5,6
(109) (149)
Share of restructuring and other charges from investment

in Schwab
6
(49) (35)
Restructuring charges
5
(566) (363)
Acquisition and integration-related charges
5
(379) (434)
Charges related to the terminated First Horizon (FHN)

acquisition
5
– (344)
Payment related to the termination of the FHN transaction
5
– (306)
Impact from the terminated FHN acquisition-related capital hedging strategy
1
(242) (1,251)
Impact of retroactive tax legislation on payment card clearing services
4
– (57)
Gain on sale of Schwab shares
4
1,022 –
U.S. balance sheet restructuring
4
(311) –
Indirect tax matters
2,5
(226) –
Civil matter provision/Litigation settlement
4,5
(274) (1,642)
FDIC special assessment
5
(442) –
Global resolution of the investigations into the Bank’s U.S.

BSA/AML program
5
(4,233) –
Less: Impact of income taxes
Amortization of acquired intangibles (41) (42)
Acquisition and integration charges related to the Schwab

transaction
(23) (25)
Restructuring charges (150) (97)
Acquisition and integration-related charges (82) (89)
Charges related to the terminated FHN acquisition – (85)
Impact from the terminated FHN acquisition-related capital hedging strategy
(60) (308)
Impact of retroactive tax legislation on payment card clearing services – (16)
U.S. balance sheet restructuring (77) –
Indirect tax matters (53) –
Civil matter provision/Litigation settlement (69) (456)
FDIC special assessment (109) –
Canada Recovery Dividend (CRD) and federal tax rate increase for fiscal 2022
8
– 585
Total adjustments for items of note (5,435) (4,361)
Net income available to common shareholders – reported
3
$ 8,316 $ 10,071
1

Prior to May 4, 2023, the impact shown covers periods before the termination of the FHN transaction and includes

the following components, reported

in the Corporate segment: i) mark-
to-market gains (losses) on interest rate swaps recorded in non-interest income – 2023: ($1,386) million,

ii) basis adjustment amortization related to de-designated fair value hedge accounting relationships, recorded in net interest income – 2023: $262 million, and iii) interest income (expense) recognized on the interest rate swaps, reclassified from non-interest
income to net interest income with no impact to total adjusted net income – 2023: $585 million. After the termination of the merger agreement, the residual impact of the strategy is reversed through net interest income – 2024: ($242) million,

2023: ($127) million.
2

Adjusted net interest income excludes the following item of note:
i.

Indirect tax matters – 2024: $35 million, reported in the Corporate segment. Refer to “Taxes

”

in the “Financial Results Overview”

section for further details.
3

For the year ended October 31, 2023, certain amounts have been restated for the adoption of IFRS 17. Refer to

Note 4 of the Bank’s 2024 Consolidated Financial Statements for further details.
4

Adjusted non-interest income excludes the following items of note:
i.

Impact of retroactive tax legislation on payment card clearing services – 2023: $57 million,

reported in the Corporate segment;
ii.

The Bank sold 40.5 million shares of common stock of Schwab and recognized a gain on the sale – 2024: $1,022 million, reported in the Corporate segment;
iii.

U.S. balance sheet restructuring – 2024: $311 million, reported in the

U.S. Retail segment; and
iv.

Stanford litigation settlement – 2023: $39 million. This reflects the foreign exchange loss and is reported in the Corporate segment.
5

Adjusted non-interest expenses exclude the following items of note:
i.

Amortization of acquired intangibles – 2024: $172 million, 2023: $193 million, reported in the Corporate segment;
ii.

The Bank’s own acquisition and integration charges related to the Schwab transaction – 2024: $88 million, 2023: $95 million, reported in the Corporate segment;
iii.

Restructuring charges – 2024: $566 million, 2023: $363 million, reported in the Corporate segment;
iv.

Acquisition and integration-related charges – 2024: $379 million, 2023: $434 million, reported in the Wholesale

Banking segment;

v.

Charges related to the terminated FHN acquisition – 2023: $344 million, reported in the U.S. Retail segment;

vi.

Payment related to the termination of the FHN transaction – 2023: $306 million, reported in the Corporate segment;
vii.

Indirect tax matters – 2024: $191 million, reported in the Corporate segment.

Refer to “Taxes”

in the “Financial Results Overview”

section for further details;
viii.

Civil matter provision/Litigation settlement – 2024: $274 million in respect of a civil matter,

2023: $1,603 million in respect of the Stanford litigation settlement, reported in the
Corporate segment;
ix.

FDIC special assessment – 2024: $442 million,

reported in the U.S. Retail segment; and
x.
Charges for the global resolution of the investigations into the Bank’s U.S. BSA/AML program – 2024:

$4,233 million, reported in the U.S. Retail segment.
6

Adjusted Share of net income from investment in Schwab excludes the following items of note on an after-tax basis.

The earnings impact of these items is reported in the Corporate segment:
i.

Amortization of Schwab-related acquired intangibles – 2024: $118 million, 2023: $120 million;
ii.

The Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade – 2024: $21 million,

2023: $54 million;
iii.

The Bank’s share of restructuring charges incurred by Schwab – 2024: $27 million, 2023: $35 million;

and
iv.

The Bank’s share of the FDIC special assessment charge incurred by Schwab – 2024:

$22 million.
7

Amortization of acquired intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of acquired intangibles relating to the Share of net income from investment in Schwab, reported in the Corporate segment.

Refer to footnotes 5 and 6 for amounts.
8

CRD and impact from increase in the Canadian federal tax rate for fiscal 2022 recognized in 2023, reported in the

Corporate segment.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 13
TABLE 4: RECONCILIATION OF REPORTED

TO ADJUSTED EARNINGS

PER SHARE
1
(Canadian dollars) 2024 2023
Basic earnings per share – reported
2
$ 4.73 $ 5.53
Adjustments for items of note 3.09 2.39
Basic earnings per share – adjusted
2
$ 7.82 $ 7.92
Diluted earnings per share – reported
2
$ 4.72 $ 5.52
Adjustments for items of note 3.09 2.39
Diluted earnings per share – adjusted
2
$ 7.81 $ 7.91
1

EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. Numbers may not add due to rounding.
2

For the year ended October 31, 2023, certain amounts have been restated for the adoption of IFRS 17. Refer to

Note 4 of the Bank’s 2024 Consolidated Financial Statements for further details.
TABLE 5: AMORTIZATION OF

INTANGIBLES, NET OF INCOME TAXES
(millions of Canadian dollars) 2024 2023
Schwab
1
$ 118 $ 120
Wholesale Banking related intangibles 108 117
Other 23 34
Included as items of note 249 271
Software and asset servicing rights 432 365
Amortization of intangibles, net of income

taxes
$ 681 $ 636
1

Included in Share of net income from investment in Schwab.
RETURN ON COMMON EQUITY
The consolidated Bank ROE is calculated

as reported net income available to common

shareholders as a percentage of average

common equity. The
consolidated Bank adjusted ROE is calculated

as adjusted net income available to

common shareholders as a percentage of average

common equity. Adjusted
ROE is a non-GAAP ratio and can be utilized

in assessing the Bank’s use of equity.

ROE for the business segments is calculated

as the segment net income available to

common shareholders as a percentage of

average allocated capital. The
Bank’s methodology for allocating capital

to its business segments is largely aligned

with the common equity capital requirements

under Basel III. Capital allocated
to the business segments increased to 11.5% of Common Equity

Tier 1 (CET1) Capital effective in the first quarter of 2024,

compared with 11% in fiscal 2023.

TABLE 6: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except

as noted)
2024 2023
Average common equity
1
$ 100,979 $ 101,608
Net income available to common shareholders

– reported
1
8,316 10,071
Items of note, net of income taxes 5,435 4,361
Net income available to common shareholders

– adjusted
1
$ 13,751 $ 14,432
Return on common equity – reported
1
8.2% 9.9%
Return on common equity – adjusted
1
13.6 14.2
1

For the year ended October 31, 2023, certain amounts have been restated for the adoption of IFRS 17. Refer to

Note 4 of the Bank’s 2024 Consolidated Financial Statements for further details.
RETURN ON TANGIBLE COMMON EQUITY
Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles

on the investments in Schwab and
other acquired intangible assets, net of related

deferred tax liabilities. ROTCE is calculated

as reported net income available to common

shareholders after
adjusting for the after-tax amortization of

acquired intangibles, which are treated as an

item of note, as a percentage of average

TCE. Adjusted ROTCE is
calculated using reported net income available

to common shareholders, adjusted for all

items of note, as a percentage of average

TCE. TCE, ROTCE, and
adjusted ROTCE can be utilized in assessing

the Bank’s use of equity. TCE is a non-GAAP financial measure,

and ROTCE and adjusted ROTCE are

non-GAAP
ratios.
TABLE 7: RETURN ON TANGIBLE COMMON

EQUITY
(millions of Canadian dollars, except

as noted)
2024 2023
Average common equity
1
$ 100,979 $ 101,608
Average goodwill 18,431 17,919
Average imputed goodwill and intangibles

on investments in Schwab
5,836 6,127
Average other acquired intangibles
2
560 584
Average related deferred tax liabilities (230) (154)
Average tangible common equity
1
76,382 77,132
Net income available to common shareholders

– reported
1
8,316 10,071
Amortization of acquired intangibles, net of income

taxes
249 271
Net income available to common shareholders

adjusted for

amortization of acquired intangibles, net

of income taxes
1
8,565 10,342
Other items of note, net of income taxes 5,186 4,090
Net income available to common shareholders

– adjusted
1
$ 13,751 $ 14,432
Return on tangible common equity
1
11.2% 13.4%
Return on tangible common equity – adjusted
1
18.0 18.7
1

For the year ended October 31, 2023, certain amounts have been restated for the adoption of IFRS 17. Refer to

Note 4 of the Bank’s 2024 Consolidated Financial Statements for further details.
2

Excludes intangibles relating to software and asset servicing rights.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 14
IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS
The following table reflects the estimated impact

of foreign currency translation on key

U.S. Retail segment income statement items.

The impact is calculated as
the difference in translated earnings using the average

U.S. to Canadian dollars exchange rates in the

periods noted.

TABLE 8: IMPACT OF FOREIGN EXCHANGE

RATE ON U.S. RETAIL SEGMENT

TRANSLATED EARNINGS
(millions of Canadian dollars, except as

noted)
2024 vs. 2023 2023 vs. 2022
Increase (Decrease) Increase (Decrease)
U.S. Retail Bank
Total revenue – reported $ 126 $ 650
Total revenue – adjusted
1
128 650
Non-interest expenses – reported 166 365
Non-interest expenses – adjusted
1
70 346
Net income – reported, after-tax (57) 214
Net income – adjusted, after-tax
1
39 228
Share of net income from investment in

Schwab
2
6 51
U.S. Retail segment net income – reported,

after-tax
(51) 265
U.S. Retail segment net income – adjusted, after-tax
1
45 279
Earnings per share (Canadian dollars)
Basic – reported $ (0.03) $ 0.15
Basic – adjusted
1
0.02 0.15
Diluted – reported (0.03) 0.15
Diluted – adjusted
1
0.02 0.15
1
For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “Financial Results Overview” section of this document.
2
Share of net income from investment in Schwab and TD Ameritrade and the foreign exchange impact are reported with a one-month lag.
Average foreign exchange rate (equivalent

of CAD $1.00)
2024 2023
U.S. dollar 0.735 0.741
FINANCIAL RESULTS OVERVIEW
Net Income
45
Reported net income for the year was $8,842

million, a decrease of $1,792 million, or 17%,

compared with last year. The decrease primarily reflects

the impact of
the charges for the global resolution of the investigations

into the Bank’s U.S. BSA/AML program

in U.S. Retail,

higher non-interest expenses, including
investments in risk and control infrastructure,

higher insurance service expenses and

higher PCL, partially offset by higher revenues,

the prior year impact in the
Corporate segment of the Stanford litigation

settlement,

the lower current period impact of the terminated

FHN acquisition-related capital hedging strategy,

and the
current year gain on sale of Schwab shares in

the Corporate segment.

On an adjusted basis, net income for the year

was $14,277 million, a decrease of
$718 million, or 5%, compared with last

year. The reported ROE for the year was 8.2%, compared

with 9.9% last year. The adjusted ROE for the year was

13.6%,
compared with 14.2% last year.
4

Amounts exclude Corporate segment.
5

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “Financial Results Overview” section of this document.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 15
By segment, the decrease in reported net income

reflects decreases in U.S. Retail of $5,489

million and in Wealth Management and Insurance

of $46 million,
partially offset by increases in the Corporate segment

of $2,864 million, in Canadian Personal

and Commercial Banking of $531 million,

and in Wholesale Banking
of $348 million.
Reported diluted EPS for the year was $4.72,

a decrease of 14%, compared with $5.52

last year. Adjusted diluted EPS for the year was $7.81,

a decrease of
1%, compared with $7.91 last year.
FINANCIAL RESULTS OVERVIEW
Revenue
6
Reported revenue was $57,223 million, an

increase of $6,533 million, or 13%, compared

with last year. Adjusted
revenue was $56,789 million, an increase of $4,752

million, or 9%, compared with last year.
NET INTEREST INCOME
Reported net interest income for the year

was $30,472 million, an increase of $528

million, or 2%, compared
with last year. The increase primarily reflects volume growth and higher deposit margins in Canadian Personal
and Commercial Banking, partially offset by lower

net interest income in Wholesale Banking.

Adjusted net
interest income was $30,749 million, an increase

of $355 million, or 1%.
By segment, the increase in reported net interest

income reflects increases in Canadian

Personal and
Commercial Banking of $1,505 million,

in the Corporate segment of $246 million,

and in Wealth Management
and Insurance of $162 million, partially offset by decreases in Wholesale Banking of $956 million

and in U.S.
Retail of $429 million.

NET INTEREST MARGIN
Net interest margin is calculated by dividing

net interest income by average interest-earning

assets. This metric
is an indicator of the profitability of the Bank’s earning

assets less the cost of funding. Net interest

margin
decreased by 2 basis points (bps) during the

year to 1.72%, compared with 1.74% last

year, primarily due to the
impact of maintaining elevated liquidity levels.

Average interest earning assets used in the calculation

is a non-
GAAP financial measure and net interest

margin is a non-GAAP ratio. They are not defined

terms under IFRS
and, therefore, may not be comparable to similar

terms used by other issuers.
NON-INTEREST INCOME
Reported non-interest income for the year

was $26,751 million, an increase of $6,005

million, or 29%, compared with last year, primarily reflecting higher lending
revenue, trading-related revenue, underwriting

fees, and equity commissions in

Wholesale Banking, the prior period impact

of the terminated FHN acquisition-
related capital hedging strategy and the current

year gain on sale of Schwab shares in the

Corporate segment, higher insurance premiums,

the impact of
reinsurance recoveries for catastrophe

claims, and higher fee-based and transaction

revenue in Wealth Management and Insurance.

Adjusted non-interest income
was $26,040 million, an increase of $4,397

million, or 20%.
By segment, the increase in reported non-interest

income reflects increases in Wholesale

Banking of $2,424 million, in the Corporate

segment of $2,018 million,
and in Wealth Management and Insurance of $1,743

million, partially offset by decreases in U.S.

Retail of $148 million and in Canadian Personal

and Commercial
Banking of $32 million.
TABLE 9: NON-INTEREST INCOME
(millions of Canadian dollars, except

as noted)
2024 vs. 2023
2024 2023 % change
Investment and securities services
Broker dealer fees and commissions $ 1,522 $ 1,263 21
Full-service brokerage and other securities

services
1,668 1,518 10
Underwriting and advisory 1,436 997 44
Investment management fees 669 636 5
Mutual fund management 1,994 1,897 5
Trust fees 111 109 2
Total investment and securities services 7,400 6,420 15
Credit fees 1,898 1,796 6
Trading income (losses) 3,628 2,417 50
Service charges
1
2,626 2,514 4
Card services 2,947 2,932 1
Insurance revenue
1
6,952 6,311 10
Other income (loss)
1
1,300 (1,644) 179
Total
1
$ 26,751 $ 20,746 29
1

For the year ended October 31, 2023, certain amounts have been restated for the adoption of IFRS 17. Refer to

Note 4 of the Bank’s 2024 Consolidated Financial Statements for further details.
6
For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “Financial Results Overview” section of this document.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 16
TRADING-RELATED REVENUE
Trading-related revenue is the total of trading income (loss),

net interest income on trading positions, and

income (loss) from financial instruments

designated at
fair value through profit or loss (FVTPL)

that are managed within a trading portfolio.

Trading income (loss) includes realized and unrealized

gains and losses on
trading assets and liabilities. Net interest income

on trading positions arises from interest and

dividends related to trading assets and liabilities

and is reported net
of interest expense associated with funding

these assets and liabilities in the following

table. Trading-related revenue excludes underwriting

fees and commissions
on securities transactions. Trading-related revenue is

a non-GAAP financial measure, which is not

a defined term under IFRS and, therefore,

may not be
comparable to similar terms used by

other issuers. Management believes that

the trading-related revenue is an appropriate

measure of trading performance.
Trading-related revenue by product line depicts trading

income for each major trading category.
TABLE 10: TRADING-RELATED REVENUE
(millions of Canadian dollars) For the years ended October 31
2024 2023
Trading income (loss) $ 3,628 $ 2,417
Net interest income (loss)
1
(732) 435
Other
2
(193) (672)
Total $ 2,703 $ 2,180
Trading-related TEB adjustment 79 180
Total trading-related revenue (TEB) $ 2,782 $ 2,360
By product
Interest rate and credit $ 1,147 $ 821
Foreign exchange 905 860
Equity and other 730 679
Total trading-related revenue (TEB) $ 2,782 $ 2,360
1

Excludes taxable equivalent basis (TEB).

2

Includes income (loss) from securities designated at FVTPL that are managed within a trading portfolio of $(208)

million (2023

– $(548) million) reported in Other Income (Loss) on the
2024 Consolidated Financial Statements and other adjustments.
FINANCIAL RESULTS OVERVIEW
Provision for Credit

Losses
PCL for the year was $4,253 million,

an increase of $1,320 million compared

with last year. PCL –
impaired was $3,877 million, an increase of

$1,391 million, reflecting credit migration in

the non-retail and
consumer lending portfolios.

PCL – performing was $376 million, a decrease

of $71 million. The current
year performing provisions largely reflect

current credit conditions including credit

migration, and volume
growth. Total PCL as an annualized percentage of credit volume was 0.46%.
By segment, PCL was higher in U.S. Retail

by $604

million, in Canadian Personal and Commercial
Banking by $412 million, in Wholesale Banking

by $191 million, in the Corporate segment

by $114 million,
and lower in Wealth Management and Insurance by

$1 million.
While results may vary by quarter, and are subject to changes to economic conditions, the Bank’s fiscal
2025 PCLs are expected to be in the range

of 45 to 55 basis points
7
.
7
The Bank’s estimated PCL range is based on forward-looking assumptions that have inherent risks and uncertainties. Results may vary depending on actual economic or credit conditions and performance, such as the level of unemployment, interest rates, economic growth or contraction, and borrower or industry specific credit factors and conditions. The Bank’s
PCL estimate is subject to risks and uncertainties including those set out in the “Risk Factors That May Affect

Future Results” section of this document.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 17
FINANCIAL RESULTS OVERVIEW
Expenses
8
NON-INTEREST EXPENSES
Reported non-interest expenses for the year

were
$35,493 million, an increase of $5,638 million, or

19%,
compared with last year, primarily reflecting the impact of
the charges for the global resolution of the investigations

into
the Bank’s U.S. BSA/AML program in

U.S. Retail, investments
in risk and control infrastructure, higher employee-related
expenses, including TD Cowen, the FDIC

special assessment
in U.S. Retail, and higher technology spend

supporting
business growth, partially offset by the prior year

impacts of the
Stanford litigation settlement and the payment

related to
termination of the First Horizon transaction

in the Corporate
segment. On an adjusted basis, non-interest

expenses were
$29,148 million, an increase of $2,631 million, or

10%. Due to
higher than estimated legal and regulatory expenses,

all of
which arose in the fourth quarter, the Bank did not meet its previously-disclosed expectation that

its adjusted non-interest
expense growth for fiscal 2024 would be in

the high single
digits.
By segment, the increase in reported non-interest

expenses
reflects increases in U.S. Retail of $4,536

million, in Wholesale
Banking of $816 million, in Wealth Management and

Insurance
of $377 million, and in Canadian Personal and

Commercial
Banking of $310 million, partially offset by a decrease

in the
Corporate segment of $401 million.
INSURANCE SERVICE EXPENSES (ISE)
Insurance service expenses for the year

were $6,647 million. This represents an increase

of $1,633 million, or 33%, compared with

last year, of which
$916 million, or 18%, was driven by estimated

losses from catastrophe claims. The remaining

increase reflects less favourable prior

years’ claims development
and increased claims severity.
EFFICIENCY RATIO
The efficiency ratio measures operating efficiency

and is calculated by dividing non-interest expenses

by total revenue. A lower ratio indicates a

more efficient
business operation. Adjusted efficiency ratio is

calculated in the same manner using

adjusted non-interest expenses and

total revenue.
The reported efficiency ratio was 62.0%, compared

with 58.9% last year. The adjusted efficiency ratio, net of

ISE, was 58.1%, compared with 56.4% last

year.
TABLE 11: NON-INTEREST EXPENSES

AND EFFICIENCY RATIO
1
(millions of Canadian dollars, except

as noted)
2024 vs. 2023
2024 2023 % change
Salaries and employee benefits
Salaries $ 9,920 $ 9,559 4
Incentive compensation 4,481 4,065 10
Pension and other employee benefits 2,332 2,129 10
Total salaries and employee benefits 16,733 15,753 6
Occupancy
Depreciation and impairment losses 1,048 987 6
Rent and maintenance 910 812 12
Total occupancy 1,958 1,799 9
Technology and equipment
Equipment, data processing and licenses 2,379 2,056 16
Depreciation and impairment losses 277 252 10
Total technology and equipment 2,656 2,308 15
Amortization of other intangibles 702 672 4
Communication and marketing

1,516 1,452 4
Restructuring charges 566 363 56
Brokerage-related and sub-advisory fees 498 456 9
Professional, advisory and outside services
1
3,064 2,493 23
Other expenses
1
7,800 4,559 71
Total expenses
1
$ 35,493 $ 29,855 19
Efficiency ratio – reported
1
62.0% 58.9% 310 bps
Efficiency ratio – adjusted, net of ISE
2
58.1 56.4 170
1
For the year ended October 31, 2023, certain amounts have been restated for the adoption of IFRS 17. Refer to

Note 4 of the Bank’s 2024 Consolidated Financial Statements for further details.
2
For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “Financial Results Overview” section of this document.
8

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “Financial Results Overview”

section of this
document.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 18
FINANCIAL RESULTS OVERVIEW
Taxes
Reported total income and other taxes decreased

by $42 million, or 0.8%, compared with

last year, reflecting a decrease in income

tax expense of $427 million, or
13.7%, partially offset by an increase in other

taxes of $385 million, or 19%.

Adjusted total income and other taxes

decreased by $102 million from last year, or
1.8%, reflecting a decrease in income tax expense

of $296 million, or 8.1%, and an increase

in other taxes of $194 million, or 9.6%.
The Bank’s reported effective income tax rate was

24.8% for 2024, compared with 24.2%

last

year. The year-over-year increase primarily

reflects the tax impact
of the non-deductible charges for the global

resolution of the investigations into the Bank’s

U.S. BSA/AML program and

lower tax-exempt dividend income, partially
offset by the favourable tax impact associated

with the gain on sale of Schwab shares, while

the prior year tax rate was significantly impacted

by adjustments
associated with the implementation of the

Canada Recovery Dividend and the Canadian

federal tax rate increase as well as the terminated

First Horizon
transaction. For a reconciliation of the Bank’s

effective income tax rate with the Canadian

statutory income tax rate, refer to Note 24

of the 2024 Consolidated
Financial Statements.
The Bank reported its investment in Schwab

using the equity method of accounting. Schwab’s

tax expense (2024:

$215 million; 2023: $279 million) was not

part
of the Bank’s effective tax rate.
To allow for an after-tax calculation of

adjusted income, the adjusted provision

for income taxes is calculated by adjusting

the taxes for each item of note using
the applicable income tax rate of the relevant legal

entity. The adjusted effective income

tax rate is calculated as the adjusted

provision for income taxes before
other taxes as a percentage of adjusted net

income before taxes. The Bank’s

adjusted effective income tax rate for 2024

was 20.0%, compared with 20.8% last
year. The year-over-year decrease primarily reflects

favourable earnings mix, partially offset by lower

tax-exempt dividend income.

Adjusted results are not defined
terms under IFRS and, therefore, may not

be comparable to similar terms used

by other issuers.
TABLE 12: INCOME AND OTHER

TAXES – Reconciliation of Reported to

Adjusted Provision for Income and

Other Taxes
(millions of Canadian dollars, except

as noted)
2024 2023
Provision for income taxes – reported
1
$ 2,691 $ 3,118
Total adjustments for items of note 664 533
Provision for income taxes – adjusted
1
3,355 3,651
Other taxes
Payroll 909 853
Capital and premium 231 222
GST, HST, and provincial sales
2
1,002 719
Municipal and business 273 236
Total other taxes – reported 2,415 2,030
Total adjustments for items of note related

to indirect tax matters
(191) –
Total other taxes – adjusted 2,224 2,030
Total taxes – adjusted
1
$ 5,579 $ 5,681
Effective income tax rate – reported 24.8% 24.2%
Effective income tax rate – adjusted 20.0 20.8
1
For the year ended October 31, 2023, certain amounts have been restated for the adoption of IFRS 17. Refer to

Note 4 of the Bank’s 2024 Consolidated Financial Statements for further details.

2
Goods and services tax (GST) and Harmonized sales tax (HST).
Canadian Tax Measures
Bill C-59 was substantively enacted on May

28, 2024 and received royal assent on

June 20, 2024. The legislation advances

certain tax measures originally
introduced in the Canadian Federal budget

presented on March 28, 2023. In particular, Bill C-59 denies the dividend received deduction in respect of

dividends
received by certain financial institutions on

shares that are mark-to-market property, subject to a minor

carve out for dividends on certain preferred

shares, as well
as imposes a 2% tax on the net value of

share repurchases by public corporations

in Canada. These measures are effective and have

been implemented by the
Bank as of January 1, 2024.
International Tax Reform – Pillar Two Global Minimum Tax

On December 20, 2021, the Organisation

for Economic Co-operation and Development

(OECD)

published Pillar Two model rules as part of its efforts toward international tax reform. The Pillar Two model rules provide for the implementation of a 15% global

minimum tax for large multinational enterprises,

which is to be
applied on a jurisdiction-by-jurisdiction

basis. Pillar Two legislation was enacted in Canada on

June 20, 2024 under Bill C-69, which includes

the
Global Minimum
Tax Act

addressing the Pillar Two model rules. The rules are

effective for the Bank for the fiscal year beginning

on November 1, 2024.

The
Global Minimum Tax
Act
may result in a tax on future dispositions

of shares in Charles Schwab, depending

on the accounting gain at that time and

its impact on effective tax rates. The
tax could be up to 15% of the accounting gain

and would be payable in Canada. Also,

similar legislation has passed in other jurisdictions

in which the Bank
operates and will result in additional taxes being

paid in those countries. The Bank estimates

that its effective tax rate will increase by 0.25%-0.50%

as a result of
these additional annual taxes, with the bulk

of the additional taxes arising in Ireland

due to its statutory corporate tax rate of 12.5%.
Indirect Tax Matters

On September 26, 2024, the Tax Court of Canada released its decision in the case of
Royal Bank of Canada v. His Majesty the King , 2024 TCC 125, a case on the ability to claim input tax credits on

certain inputs to the credit card business.

The outcome of this case has caused the

Bank to revisit its historical input tax
credit claims.

The Bank also reviewed aspects of its

methodology for claiming input tax credits on

certain areas that have been challenged by

the Canada
Revenue Agency (CRA) and it has established

a provision of $226 million (inclusive of interest)

related to indirect tax matters.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 19
FINANCIAL RESULTS OVERVIEW
Quarterly Financial Information
FOURTH QUARTER 2024 PERFORMANCE

SUMMARY
Reported net income for the quarter was $3,635

million, an increase of $769 million, or 27%,

compared with the fourth quarter last

year, primarily reflecting higher
revenues and the current year gain on sale of

Schwab shares in the Corporate Segment,

partially offset by higher insurance service expenses

and higher non-
interest expenses, including investments

in risk and control infrastructure.

On an adjusted basis, net income for

the quarter was $3,205 million, a decrease

of
$280 million, or 8%. Reported diluted EPS

for the quarter was $1.97, an increase

of 33%, compared with $1.48 in the fourth

quarter of last year. Adjusted diluted
EPS for the quarter was $1.72, a decrease of

5%, compared with $1.82 in the fourth

quarter of last year.
Reported revenue for the quarter was $15,514

million, an increase of $2,336 million, or 18%,

compared with the fourth quarter last

year, of which $718 million,
or 5%, was driven by reinsurance recoveries

for catastrophe claims. Adjusted revenue

for the quarter was $14,897 million, an increase

of $1,655 million, or 12%,
compared with the fourth quarter last year.
Reported net interest income for the quarter

was $7,940 million, an increase of $446

million, or 6%, compared with the fourth quarter

last year, primarily
reflecting volume growth in Canadian Personal

and Commercial Banking, and higher

deposit margins
in the personal and commercial banking

businesses and
Wealth Management and Insurance. Adjusted net

interest income for the quarter was $8,034

million, an increase of $476 million, or

6%.

By segment, the increase
in reported net interest income reflects increases

in Canadian Personal and Commercial

Banking of $353 million, in the Corporate

segment of $88 million, and in
Wealth Management and Insurance of $56 million,

partially offset by decreases in U.S. Retail

of $27 million and in Wholesale Banking

of $24 million.
Reported non-interest income for the quarter

was $7,574 million, an increase of $1,890

million, or 33%, compared with the fourth quarter

last year, of which
$718 million, or 13%, was driven by reinsurance

recoveries for catastrophe claims.

The remaining increase was primarily driven

by the current quarter’s gain on
sale of Schwab shares in the Corporate Segment,

higher lending revenue, underwriting

fees and trading-related revenue in

Wholesale Banking, and higher fee-
based revenue, transaction revenue, and higher

insurance premiums in Wealth Management

and Insurance, partially offset by the impact

of U.S. balance sheet
restructuring in U.S. Retail. Adjusted non-interest

income was $6,863 million, an increase

of $1,179 million, or 21%. By segment, the increase

in reported non-
interest income reflects increases in the

Corporate segment of $986 million, in Wealth

Management and Insurance of $925 million,

and in Wholesale Banking of
$307 million, partially offset by decreases in U.S.

Retail of $285 million and in Canadian Personal

and Commercial Banking of $43 million.
PCL for the quarter was $1,109 million, an increase

of $231 million compared with the fourth

quarter last year. PCL – impaired was $1,153 million,

an increase
of $434 million,

or 60%, reflecting credit migration in

the non-retail and consumer lending portfolios.

PCL – performing was a recovery of

$44 million, compared
with a build of $159 million in the fourth quarter last

year. The performing release this quarter largely reflects improvement in the economic outlook, including

the
impact of lower interest rates, and was recorded

in the Canadian Personal and Commercial

Banking and U.S. Retail segments. Total PCL for the quarter as an annualized percentage of credit volume

was 0.47%.
By segment, PCL was higher by $100

million in U.S. Retail,

by $77 million in Wholesale Banking,

by $40 million in Canadian Personal &

Commercial Banking,
and by $14 million in the Corporate segment.
Insurance service expenses for the quarter

were $2,364 million. This represents

an increase of $1,018 million, or 76%,

compared with the fourth quarter last
year, of which $893 million, or 66%, was driven

by estimated losses from catastrophe

claims. The remaining increase reflects

less favourable prior years’

claims
development and increased claims severity.
Reported non-interest expenses for the quarter

were $8,050 million, an increase of $422 million,

or 6%, compared with the fourth quarter

last year, primarily
reflecting investments in risk and control infrastructure,

the provision for indirect tax matters in

the Corporate Segment, and higher technology

and marketing
spend supporting business growth, partially

offset by the prior year’s restructuring

charges in the Corporate Segment. Adjusted

non-interest expenses for the
quarter were $7,731 million, an increase of

$743 million, or 11%, compared with the fourth quarter last

year, primarily driven by investments in risk and control
infrastructure, investments supporting business

growth,

including technology and occupancy

costs, and other operating expenses. By

segment, the increase in
reported non-interest expenses reflects increases

in the Corporate segment of $249 million,

in Wealth Management and Insurance of $150

million, in U.S. Retail of
$65 million, and in Canadian Personal and

Commercial Banking of $63 million, partially

offset by a decrease in Wholesale Banking of

$105 million.
The Bank’s reported effective tax rate was 13.4% for

the quarter, compared with 18.5% in the same quarter last

year. The year-over-year decrease primarily
reflects the non-taxable gain on sale of Schwab

shares, partially offset by lower tax-exempt dividend

income, the tax impact of the non-deductible

charges for the
global resolution of the investigations into

the Bank’s U.S. BSA/AML program and

the impact of higher reported pre-tax income.

The Bank’s adjusted effective tax rate was 18.8% for the quarter, compared with 19.3% in the same quarter last year. The year-over-year decrease primarily
reflects the impact of lower adjusted

pre-tax income,

partially offset by lower tax-exempt dividend income.

QUARTERLY TREND ANALYSIS
Subject to the impact of seasonal trends and

items of note, the Bank’s reported earnings

were down 17% in 2024, compared with last

year, reflecting a challenging
macroeconomic environment and the impact

of the charges for the global resolution of

the investigations into the Bank’s U.S. BSA/AML

program. As the year
progressed, the Bank benefited from higher

market-related revenues in the Wholesale

Banking and Wealth Management and Insurance

segments, and volume
growth and higher deposit margins

i
n Canadian Personal and Commercial Banking,

reflecting a declining rate environment.

Including the impact of recoveries from
reinsurance coverage, insurance service

expenses were higher, reflecting less favourable prior years’

claims development, more severe weather-related

events,
and increased claims severity. Credit conditions continued to normalize throughout the year which resulted in higher

PCLs. Expenses were higher, reflecting
investments in risk and control infrastructure

and employee-related expenses including variable

compensation. The Bank’s quarterly earnings

were impacted by,
among other things, seasonality, the number of days in a quarter, the economic environment in Canada and the U.S., and foreign currency

translation.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 20
TABLE 13: QUARTERLY RESULTS
(millions of Canadian dollars, except as noted) For the three months ended

2024 2023
Oct. 31 Jul. 31 Apr. 30 Jan. 31 Oct. 31 Jul. 31 Apr. 30 Jan. 31
Net interest income $ 7,940 $ 7,579 $ 7,465 $ 7,488 $ 7,494 $ 7,289 $ 7,428 $ 7,733
Non-interest income
1
7,574 6,597 6,354 6,226 5,684 5,625 4,969 4,468
Total revenue
1
15,514 14,176 13,819 13,714 13,178 12,914 12,397 12,201
Provision for (recovery of) credit losses 1,109 1,072 1,071 1,001 878 766 599 690
Insurance service expenses
1
2,364 1,669 1,248 1,366 1,346 1,386 1,118 1,164
Non-interest expenses
1
8,050 11,012 8,401 8,030 7,628 7,359 6,756 8,112
Provision for (recovery of) income taxes
1
534 794 729 634 616 704 859 939
Share of net income from investment in Schwab 178 190 194 141 156 182 241 285
Net income (loss) – reported
1
3,635 (181) 2,564 2,824 2,866 2,881 3,306 1,581
Pre-tax adjustments for items of note
2

Amortization of acquired intangibles 60 64 72 94 92 88 79 54
Acquisition and integration charges related to the

Schwab transaction 35 21 21 32 31 54 30 34
Share of restructuring and other charges from

investment in Schwab – – – 49 35 – – –
Restructuring charges – 110 165 291 363 – – –
Acquisition and integration-related charges 82 78 102 117 197 143 73 21
Charges related to the terminated FHN acquisition – – – – – 84 154 106
Payment related to the termination of the

FHN transaction – – – – – 306 – –
Impact from the terminated FHN acquisition-related
capital hedging strategy 59 62 64 57 64 177 134 876
Impact of retroactive tax legislation on payment card

clearing services – – – – – 57 – –
Gain on sale of Schwab shares (1,022) – – – – – – –
U.S. balance sheet restructuring 311 – – – – – – –
Indirect tax matters 226 – – – – – – –
Civil matter provision/Litigation settlement – – 274 – – – 39 1,603
FDIC special assessment

(72) – 103 411 – – – –
Global resolution of the investigations into the
Bank’s U.S. BSA/AML program 52 3,566 615 – – – – –
Total pre-tax adjustments for items of note (269) 3,901 1,416 1,051 782 909 509 2,694
Less: Impact of income taxes
2,3
161 74 191 238 163 141 108 121
Net income – adjusted
1,2
3,205 3,646 3,789 3,637 3,485 3,649 3,707 4,154
Preferred dividends and distributions on other

equity instruments 193 69 190 74 196 74 210 83
Net income available to common

shareholders – adjusted
1,2
$ 3,012 $ 3,577 $ 3,599 $ 3,563 $ 3,289 $ 3,575 $ 3,497 $ 4,071

(Canadian dollars, except as noted)

Basic earnings (loss) per share
1

Reported

$ 1.97 $ (0.14) $ 1.35 $ 1.55 $ 1.48 $ 1.53 $ 1.69 $ 0.82
Adjusted
2
1.72 2.05 2.04 2.01 1.82 1.95 1.91 2.24
Diluted earnings (loss) per share
1

Reported

1.97 (0.14) 1.35 1.55 1.48 1.53 1.69 0.82
Adjusted
2
1.72 2.05 2.04 2.00 1.82 1.95 1.91 2.23
Return on common equity – reported
1
13.4% (1.0) % 9.5% 10.9% 10.5% 10.8% 12.4% 5.9%
Return on common equity – adjusted
1,2
11.7 14.1 14.5 14.1 12.9 13.8 14.0 16.1

(billions of Canadian dollars, except as noted)

Average total assets
1
$ 2,035 $ 1,968 $ 1,938 $ 1,934 $ 1,910 $ 1,898 $ 1,944 $ 1,931
Average interest-earning assets
4
1,835 1,778 1,754 1,729 1,715 1,716 1,728 1,715
Net interest margin – reported 1.72% 1.70% 1.73% 1.72% 1.73% 1.69% 1.76% 1.79%
Net interest margin – adjusted
2
1.74 1.71 1.75 1.74 1.75 1.70 1.81 1.82
1
For the year ended October 31, 2023, certain amounts have been restated for the adoption of IFRS 17. Refer to

Note 4 of the Bank’s 2024 Consolidated Financial Statements for further details.
2
For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported

Net Income”

table in the “Financial Results Overview” section of
this document.
3
Includes the CRD and impact from increase in the Canadian federal tax rate for fiscal 2022.
4
Average interest-earning assets is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial

Measures” in the “Financial Results Overview” section and the Glossary of this document for additional information about this metric.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 21
BUSINESS SEGMENT ANALYSIS
Business Focus
For management reporting purposes, the Bank’s operations

and activities are organized around the following

four key business segments: Canadian Personal

and
Commercial Banking, U.S. Retail, Wealth Management

and Insurance, and Wholesale Banking.

The Bank’s other activities are grouped into the

Corporate
segment.

Canadian Personal and Commercial Banking
serves over 15 million customers in

Canadian personal and business banking.

Personal Banking delivers ease,
value, and trusted advice to customers through

a comprehensive suite of deposit, savings,

payment and lending products and services,

supported by a network of
1,060 branches, 3,400

automated teller machines (ATM), mobile specialized salesforce,

and telephone, mobile and internet banking

services. Business Banking is
a premier, customer-centric franchise that delivers deep

sector expertise, valuable advice, and

a broad range of customized products and

services to meet the
needs of business owners,

leveraging its network of commercial branches

and specialized customer centers across

Canada.
U.S. Retail
includes the Bank’s personal, business banking

and wealth management operations in

the U.S., as well as the Bank’s investment in

Schwab.
Operating under the TD Bank, America’s Most

Convenient Bank
®

brand, the U.S. Retail Bank serves over

10 million customers in stores from

Maine to Florida,
and via auto dealerships and credit card

partner business locations nationwide. Personal

Banking provides a full range of financial

products and services to
customers from Maine to the Carolinas and

Florida through a network of 1,132 stores,

2,561 ATMs, telephone, and mobile and internet banking services.

Business
banking offers a diversified range of products and

services to help businesses meet their financing,

investment, cash management, international

trade, and day-to-
day banking needs. Wealth management provides

wealth products and services to retail and

institutional clients. The contribution from

the Bank’s investment in
Schwab is reported as equity in net income

of an investment in Schwab.

Wealth Management and Insurance
serves approximately 6 million customers across

the wealth and insurance businesses

in Canada. Wealth Management
offers wealth solutions to retail clients in Canada

through the direct investing, advice-based,

and asset management businesses. Wealth

Management also offers
asset management products to institutional

clients in Canada and globally. Insurance offers property and casualty insurance through direct channels and

to
members of affinity groups, as well as life and

health insurance products to customers across

Canada.
Wholesale Banking
serves over 17,000 corporate, government,

and institutional clients in key financial

markets around the world. Operating under

the TD
Securities brand, Wholesale Banking offers

capital markets and corporate and investment banking

services to external clients and provides market

access and
wholesale banking solutions for the Bank’s

wealth and retail operations and their customers.

Wholesale Banking’s expertise is supported by

a presence across
North America, Europe, and Asia-Pacific.
Corporate segment

is comprised of service and control functions,

including Technology Solutions, Shared Services, Treasury and Balance Sheet

Management,
Marketing, Human Resources, Finance,

Risk Management, Compliance, Anti-Money

Laundering, Legal, Real Estate, Internal

Audit, and Others. Certain costs
relating to these functions are allocated

to operating business segments. The basis

of allocation and methodologies are reviewed

periodically to align with
management’s evaluation of the value provided

to the Bank’s business segments.
Results of each business segment reflect revenue,

expenses, assets, and liabilities generated

by the businesses in that segment. Where applicable,

the Bank
measures and evaluates the performance of

each segment based on adjusted results

and ROE, and for those segments the Bank indicates

that the measure is
adjusted. For further details, refer to Note 28

of the 2024

Consolidated Financial Statements.

Effective fiscal 2024, certain asset management

businesses which
were previously reported in the U.S. Retail

segment are now reported in the Wealth Management

and Insurance segment. Comparative

period information has
been adjusted to reflect the new alignment.
Net interest income within Wholesale Banking

is calculated on a TEB, which means

that the value of non-taxable or tax-exempt income,

including dividends, is
adjusted to its equivalent before-tax value.

Using TEB allows the Bank to measure income

from all securities and loans consistently

and makes for a more
meaningful comparison of net interest income

with similar institutions. The TEB increase

to net interest income and provision for

income taxes reflected in
Wholesale Banking results is reversed in

the Corporate segment. The TEB adjustment

for the year was $79 million (October 31, 2023

– $181 million).
Share of net income from investment in

Schwab is reported in the U.S. Retail

segment. Amounts for amortization of acquired

intangibles, the Bank’s share of
acquisition and integration charges associated

with Schwab’s acquisition of TD Ameritrade,

the Bank’s share of Schwab’s restructuring charges,

and the Bank’s
share of Schwab’s FDIC special assessment

charge are recorded in the Corporate segment.
The “Key Priorities for 2025” section for each

business segment, provided on the following

pages, is based on the Bank’s views and

assumptions, including
those set out in the “Economic Summary and Outlook”

section and the actual outcome may be materially

different. For more information regarding the factors,
assumptions, and risks that may impact

the Bank’s views, refer to the “Caution Regarding

Forward-Looking Statements” section

and the “Risk Factors That
May Affect Future Results” section.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 22
TABLE 14: RESULTS BY SEGMENT
1,2
(millions of Canadian dollars) Canadian Personal Wealth
and Commercial Management Wholesale
Banking U.S. Retail

and Insurance
Banking
3
Corporate
3
Total
2024 2023 2024 2023 2024 2023 2024 2023 2024 2023 2024 2023
Net interest income (loss) $ 15,697 $ 14,192 $ 11,600 $ 12,029 $ 1,226 $ 1,064 $ 582 $ 1,538 $ 1,367 $ 1,121 $ 30,472 $ 29,944
Non-interest income (loss) 4,093 4,125 2,113 2,261 12,309 10,566 6,704 4,280 1,532 (486) 26,751 20,746
Total revenue 19,790 18,317 13,713 14,290 13,535 11,630 7,286 5,818 2,899 635 57,223 50,690
Provision for (recovery of) credit
losses – impaired 1,555 1,013 1,437 965 – 1 247 16 638 491 3,877 2,486
Provision for (recovery of) credit
losses – performing 200 330 95 (37) – – 70 110 11 44 376 447
Total provision for (recovery of)
credit losses 1,755 1,343 1,532 928 – 1 317 126 649 535 4,253 2,933
Insurance service expenses – – – – 6,647 5,014 – – – – 6,647 5,014
Non-interest expenses 8,010 7,700 12,615 8,079 4,285 3,908 5,576 4,760 5,007 5,408 35,493 29,855
Income (loss) before

income taxes 10,025 9,274 (434) 5,283 2,603 2,707 1,393 932 (2,757) (5,308) 10,830 12,888
Provision for (recovery of)
income taxes 2,806 2,586 200 658 648 706 275 162 (1,238) (994) 2,691 3,118
Share of net income from

investment in Schwab – – 709 939 – – – – (6) (75) 703 864
Net income (loss) –

reported 7,219 6,688 75 5,564 1,955 2,001 1,118 770 (1,525) (4,389) 8,842 10,634
Pre-tax adjustments for
items of note
Amortization of acquired
intangibles

– – – – – – – – 290 313 290 313
Acquisition and integration
charges related to the
Schwab transaction – – – – – – – – 109 149 109 149
Share of restructuring and other
charges from investment
in Schwab – – – – – – – – 49 35 49 35
Restructuring charges – – – – – – – – 566 363 566 363
Acquisition and integration-
related charges – – – – – – 379 434 – – 379 434
Charges related to the
terminated FHN acquisition – – – 344 – – – – – – – 344
Payment related to the
termination of the

FHN transaction – – – – – – – – – 306 – 306
Impact from the terminated
FHN acquisition-related
capital hedging strategy – – – – – – – – 242 1,251 242 1,251
Impact of retroactive tax
legislation on payment
card clearing services – – – – – – – – – 57 – 57
Gain on sale of Schwab shares – – – – – – – – (1,022) – (1,022) –
U.S. balance sheet restructuring – – 311 – – – – – – – 311 –
Indirect tax matters – – – – – – – – 226 – 226 –
Civil matter provision/
Litigation settlement – – – – – – – – 274 1,642 274 1,642
FDIC special assessment – – 442 – – – – – – – 442 –
Global resolution of the
investigations into the Bank’s
U.S. BSA/AML program – – 4,233 – – – – – – – 4,233 –
Total pre-tax adjustments
for items of note – – 4,986 344 – – 379 434 734 4,116 6,099 4,894
Less: Impact of income taxes
4
– – 186 85 – – 82 89 396 359 664 533
Net income (loss) –
adjusted
5
$ 7,219 $ 6,688 $ 4,875 $ 5,823 $ 1,955 $ 2,001 $ 1,415 $ 1,115 $ (1,187) $ (632) $ 14,277 $ 14,995
Average common equity
6
$ 21,618 $ 18,151 $ 44,415 $ 40,915 $ 6,141 $ 5,692 $ 15,821 $ 14,134 $ 12,984 $ 22,716 $ 100,979 $ 101,608
Risk-weighted assets 185,704 168,514 271,959 235,444 20,571 17,979 122,584 121,232 30,082 27,992 630,900 571,161
1
For the year ended October 31, 2023, certain amounts have been restated for the adoption of IFRS 17. Refer to

Note 4 of the Bank’s 2024 Consolidated Financial Statements for further details.
2
The retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in
Non-interest expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to the Bank under the agreements.
3
Net interest income within Wholesale Banking is calculated on a TEB. The TEB adjustment reflected in Wholesale

Banking is reversed in the Corporate segment.
4
Includes the CRD and impact from increase in the Canadian federal tax rate for fiscal 2022.
5
For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “Financial Results Overview” section of this document.
6
For additional information about this metric, refer to the Glossary of this document.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 23
BUSINESS SEGMENT ANALYSIS
Canadian Personal and

Commercial Banking
Canadian Personal and Commercial Banking offers a full range of financial products and services to over 15 million customers in the Bank’s personal and commercial banking businesses in Canada.
TABLE 15: REVENUE

(millions of Canadian dollars) 2024 2023
Personal banking $ 13,828 $ 12,705
Business banking 5,962 5,612
Total $ 19,790 $ 18,317
KEY PRODUCT GROUPS
Personal Banking
●

Personal Deposits – chequing, savings, and

investment products for retail customers.
●

Real Estate Secured Lending (RESL) – lending

products for homeowners secured by residential

properties.
●

Credit Cards, Payments and Consumer Lending

– proprietary and co-branded credit

cards, debit, digital wallets, loyalty offerings, payment

plans, and
unsecured financing products.
Business Banking

●

Commercial Banking – borrowing, deposit

and cash management solutions for

businesses across a range of industries.

●

Small Business Banking – financial products

and services for small businesses.
●

Auto Finance – financing solutions for the prime

and non-prime automotive markets, recreational

and leisure vehicles, and automotive

floor plan financing.
●

Merchant Solutions – point-of-sale

technology and payment solutions for large

and small businesses.

INDUSTRY PROFILE
The personal and business banking industry

in Canada is mature and highly competitive,

consisting of large chartered banks, sizeable

regional banks and credit
unions, niche players competing in specific

products and geographies, and a variety

of non-traditional competitors. These industries

serve individuals and
businesses and offer products including borrowing, deposits,

cash management and financing solutions.

Products are distributed through retail branches,
commercial banking centers, and other

specialized distribution channels, as well

as by leveraging technology with a focus

on customer experiences that are
integrated across channels. Market leadership

and profitability depend upon delivering

a full suite of competitively priced products,

proactive advice that meets
customers’ needs, outstanding service and

convenience, integrated omnichannel experiences,

prudent risk management, and disciplined

expense management.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 24
STRATEGIC OBJECTIVES, ACCOMPLISHMENTS

AND PRIORITIES

BUSINESS STRATEGY BUSINESS HIGHLIGHTS IN 2024
Provide trusted advice to help our
customers feel confident about their
financial future
●

Record New to Canada account acquisition,

driven by tailored banking packages to meet

new Canadians’ needs,
preferred language offerings in-branch, and strategic

relationships
●

Helped thousands of Canadians save

for their first home with TD’s First Home Savings Account

(FHSA)
●

Since the launch of TD Goal Builder, a financial goal setting and tracking tool, thousands of TD customers

across
Canada have worked with their Personal

Bankers to build a personalized path to achieving

their financial goals
●

Launched TD eCommerce Solutions, a service

that integrates TD’s online payment processing

with a turnkey, highly
customizable web-platform builder, enabling Canadian businesses to start selling their products and services online

with
quick setup, and to accept payments with ease
Consistently deliver legendary,
personal, and connected customer
experiences across all channels
●

Continued to enhance Canadian Personal and

Commercial Banking product offerings and innovative

solutions for
customers, increase frontline banker capacity, and reduce customer friction, helping to result in record Legendary
Experience Index (LEI) results across channels
●

Continued to optimize the customer and colleague

experience associated with TD Mortgage

Direct, driving record
customer engagement and RESL volume

via connected digital experiences
●

TD Canada Trust was recognized as a Financial Service

Excellence shared award winner for “Customer

Service
Excellence”
9
, “Branch Service Excellence”
10
, and “Automated Telephone Banking Excellence”
11

among the Big 5
Banks
12

in the 2024 Ipsos Customer Service Index

(CSI) study
13
●

Business banking continued to expand areas

of specialization through additions to teams

in the technology and
innovation sector, including the launch of TD Innovation Partners

(TDIP), a new full-service team providing

bespoke,
high-touch banking and financing solutions in

support of technology companies at all

stages
●

TD Auto Finance ranked “Highest in Dealer

Satisfaction among Non-Prime and Prime

Credit Non-Captive Automotive
Financing Lenders”

in the J.D. Power 2024 Canada Dealer Financing

Satisfaction Study. This marks 7 consecutive
years that TD Auto Finance (Canada) has

been ranked #1 in Dealer Satisfaction among

Non-Captive Non-Prime
Lenders with Retail Credit
14
Deepen customer relationships by
delivering OneTD and growing
across underrepresented products
and markets
●

Maintained strong market share
15

positions and gained momentum across

the businesses:
–

#1 market share in Personal Non-Term deposits
–

#2 market share in RESL business with year-over-year

market share gains
–

Record credit card spend and loan volumes

supported by record active accounts, which

surpassed 8 million for the
first time
●

The Bank continued to execute on its OneTD

strategies, with a focus on delivering joint

strategic initiatives between
Business Banking and Wealth, including the expansion

of its co-location strategy with Senior Private

Bankers in
Commercial Banking Centers and the TD Auto

Finance, National Real Estate and

Commercial National Accounts groups
Execute with speed and impact,
taking only those risks we can
understand and manage
●

Continued to transform the way TD works, leveraging

AI and implementing other improvements

to increase speed and
efficiency:
–

Continued to leverage Next Evolution of Work (NEW),

an agile operating model, designed

to reduce complexity,
streamline decision making, improve customer

experience, and reduce cycle times
–

Invested in core technologies to improve the

customer and colleague experience, including

a new credit platform,
servicing platform, and customer relationship

management software
–

Improved RESL underwriting process

and productivity, reducing time to final mortgage approval, and delivering a
faster, more streamlined experience for customers
●

Continued to provide personalized payment

experiences and rewards to customers through

strategic credit card
relationships, including:
–

Our relationship with Amazon that enables

customers to redeem TD Rewards points through

Amazon Shop with
Points
–

Expanded TD’s Loyalty ecosystem and providing additional

value to customers through enhancements

to strategic
collaborations with the Toronto Blue Jays and Vancouver Canucks

9

TD Canada Trust shared in the Customer Service Excellence award in the 2024

Ipsos Study.
10

TD Canada Trust shared in the Branch Banking Excellence award in the 2024 Ipsos

Study.
11

TD Canada Trust shared in the Automated Telephone

Banking Excellence award in the 2024 Ipsos Study.
12

Big 5 Banks consist of Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada,

Scotiabank, and The Toronto

-Dominion Bank.
13

Ipsos 2024 Financial Service Excellence Awards are based on ongoing quarterly Customer Service Index

(CSI) survey results. Ipsos announces annual winners across 11 categories in
October after fielding for the final quarter-ends in September.
14
TD Auto Finance received the highest score in the retail non
‐
captive non
‐
prime segment and the retail non
‐
captive prime segment in the J.D. Power 2024 Canada Dealer Financing
Satisfaction Study, which measure Canadian auto dealers’

satisfaction with their auto finance providers. Visit jdpower.com/awards for more details.
15
Market share ranking is based on most current data available from OSFI for Personal Non-term deposits and RESL as of August 2024.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 25
BUSINESS STRATEGY BUSINESS HIGHLIGHTS IN 2024
Innovate with purpose for our
customers and colleagues, and
shape the future of banking in the
digital age
●

Recognized as Best Consumer Digital Bank

for North America by Global Finance Magazine

for the fourth consecutive
year
16
:
–

Won an industry-leading 6 categories in North America,

including Best Bill Payment & Presentment,

Best
Information Security and Fraud Management,

Best in Lending, Best in Innovation, Best

Open Banking APIs, and
Best in Transformation
●

Continued to rank #1 for average digital reach

of any bank in Canada based on ComScore
17
●

The TD Mobile App continued to rank #1

for average smartphone monthly active

users in Canada according to Sensor
Tower for the eleventh consecutive year
18
●

Further scaled targeted RESL acquisition programs

across Retail and Mobile Mortgage Specialists,

creating a connected
advice experience across our highest quality daily

digital leads, e-mail programs, and digital

touch points in EasyWeb
and Mobile
●

Introduced new features to evolve and enhance

the mobile customer experience with capabilities

to increase customer
self-serve opportunities:
–

Features include new navigation bar and quick

actions providing one-touch access to

commonly used features and
capabilities to provide past due account information

and flexible repayment options
–

Enabled customers to renew the fixed portion

of their Home Equity Line of Credit (HELOC)

through their EasyWeb
profile or mobile banking app 120 days before

maturity, delivering a convenient, self-serve option for customers
Be recognized as an extraordinary
place to work where diversity and
inclusiveness are valued
●

Canadian Personal and Commercial Banking

is committed to advancing diversity and

inclusion across all dimensions of
its business:
–

Personal Banking continued to offer the Sponsorship

in Action Program for high performing colleagues

from
underrepresented groups to support career advancement

through intentional sponsorship opportunities

with senior
leaders
–

In Business Banking, the Women at TD – Power Leadership

Development Circle continued to support

the
advancement of talented women into Executive

positions through sponsorship and development

programs
–

Enterprise programs for Indigenous Peoples,

colleagues from the 2SLGBTQ+ community, and Persons with
Disabilities are in place to support colleagues

with leadership aspirations,

along with enhanced onboarding support
for all colleagues in these communities
Contribute to the well-being of our
communities
● To
support diverse customer needs, branches

can serve customers in over 80 languages,

and over 200 languages can
be served through phone translation services
●

The National Real Estate Group (NREG)

continued to participate in the Canada

Mortgage and Housing Corporation
(CMHC) mortgage loan insurance (MLI) Select

program, a multi-unit MLI product focused on

affordability, accessibility
and climate compatibility
●

The Indigenous Banking Group continued investing

to support TD’s aim to be the Bank of choice

for Indigenous
Peoples, businesses, organizations and

communities
KEY PRIORITIES FOR

2025
●

Enhance customer experience through end-to-end

omnichannel distribution, providing seamless

and integrated experiences across all channels
●

Accelerate growth through a relentless

focus on the customer, acquiring new customers and leveraging

OneTD to deepen customer relationships

through
personalized advice that meets their unique needs
●

Improve speed, capacity, and efficiency by leveraging NEW with a goal to deliver faster, with better outcomes and operate at

the intersection of digital, data,
technology, and customer experience
●

Continue to attract and retain top talent, emphasize

talent diversity, and enable excellence through process simplification and learning and development
●

In alignment with the Environmental, Social and

Governance (ESG) enterprise strategy, focus on enhancing financial inclusion and strengthening Financial
Health and Education for colleagues and customers
●

Actively monitor the macroeconomic

environment and key risk indicators across

the franchise, and continue to strengthen our

risk, control and governance
foundations
TABLE 16: CANADIAN PERSONAL AND COMMERCIAL BANKING
(millions of Canadian dollars, except as noted) 2024 2023
Net interest income $ 15,697 $ 14,192
Non-interest income 4,093 4,125
Total revenue 19,790 18,317
Provision for (recovery of) credit losses – impaired 1,555 1,013
Provision for (recovery of) credit losses – performing 200 330
Total provision for (recovery of) credit losses 1,755 1,343
Non-interest expenses 8,010 7,700
Provision for (recovery of) income taxes 2,806 2,586
Net income $ 7,219 $ 6,688
Selected volumes and ratios
Return on common equity
1
33.4% 36.8%
Net interest margin (including on securitized assets) 2.82 2.77
Efficiency ratio 40.5 42.0
Number of Canadian Retail branches at period end 1,060 1,062
Average number of full-time equivalent staff 28,678 28,961
1

Capital allocated to the business segment was increased to 11.5%

CET1 Capital effective fiscal 2024 compared with 11%

in the prior year.
REVIEW OF FINANCIAL PERFORMANCE

Canadian Personal and Commercial

Banking net income for the year was $7,219

million, an increase of $531 million, or 8%,

compared with last year, reflecting
higher revenue, partially offset by higher PCL and non-interest expenses. ROE for the year was 33.4%,

compared with 36.8% last year.
16
Global Finance World’s Best Digital Bank 2024 Press Release (October 1, 2024).
17
ComScore MMX® Multi-Platform, Financial Services – Banking, Total

audience, 3-month average ending June 2024, Canada.
18
Sensor Tower - average monthly mobile

active users for the 11-year period ending September

2024.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 26
Revenue for the year was $19,790 million, an increase

of $1,473 million, or 8%, compared with

last year. Net interest income was $15,697 million, an

increase
of $1,505 million, or 11%, reflecting volume growth and higher deposit margins, partially offset by lower loan margins. Average

loan volumes increased $33 billion,
or 6%, reflecting 6% growth in personal loans

and 7% growth in business loans. Average deposit

volumes increased $19 billion, or 4%, reflecting

6% growth in
personal deposits and 1% growth in business

deposits. Net interest margin was 2.82%,

an increase of 5 bps from last year, primarily due to higher margins on
deposits, partially offset by changes to balance

sheet mix reflecting the transition of Bankers’

Acceptances (BAs) to Canadian Overnight

Repo Rate Average
(CORRA)-based loans,

and lower margins on loans. Non-interest

income was $4,093

million, a decrease of $32

million, or 1%, compared with last year.
PCL for the year was $1,755 million,

an increase of $412 million compared

with last year. PCL – impaired was $1,555 million, an increase of $542 million, or
54%, reflecting credit migration in the consumer

and commercial lending portfolios.

PCL – performing was $200 million, a decrease

of $130 million. The current
year performing provisions largely reflect

current credit conditions, including credit

migration in the commercial and consumer

lending portfolios, and volume
growth. Total PCL as an annualized percentage of credit volume was 0.31%, an increase of 6 bps compared with last

year.
Non-interest expenses for the year were

$8,010 million, an increase of $310 million, or

4%, compared with last year. The increase primarily reflects higher
spend supporting business growth, including

technology costs, employee-related expenses,

and marketing costs, partially offset by lower

non-credit provisions.
The efficiency ratio for the year was 40.5%, compared

with 42.0% last year.
OPERATING ENVIRONMENT AND OUTLOOK
After recording two years of anemic growth,

the Canadian economy is expected to pick

up modestly in fiscal 2025. Consumer

and business spending is expected
to benefit from further gradual cuts to

the Bank of Canada’s policy rate as inflation continues

to converge on the 2% target. Within the

housing market, sales and
prices are expected to gain traction on

the back of lower borrowing rates as well as the

upcoming federal changes to mortgage rules

that will expand homebuyer
qualification eligibility. In Q1 2025, while many factors can impact margins, including

further Bank of Canada rate cuts, competitive

market dynamics, and deposit
reinvestment rates and maturity profiles,

we expect net interest margin to remain relatively

stable.
19

Some increase in PCL is expected in

fiscal 2025, reflective of
volume growth and some further pressure

on credit as we move through this credit

cycle. Canadian Personal and Commercial

Banking is focused on continuing to
manage expenses prudently, while investing in distribution capabilities to serve more customers and enhance

their experience, in technology and

platforms to
purposefully build for the future to meet evolving

needs of customers, colleagues and

communities, and to further enhance our risk,

compliance and controls
infrastructure.

While the macro economic environment is expected

to be supportive to overall revenue growth,

with declining interest rates and continued

business
investment, we expect some compression

in operating leverage. We believe TD’s customer

centric and digitally enabled Canadian Personal

and Commercial
Banking franchise is well-positioned to execute

on its growth opportunities.
19

The Bank’s Q1 2025 net interest margin expectations for the segment are based on the Bank’s assumptions regarding factors such as Bank of Canada rate cuts, competitive market dynamics, and deposit reinvestment rates and maturity profiles, and are subject to inherent risks and uncertainties, including those set out in the “Risk Factors That May Affect Future Results” section of this document.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 27
BUSINESS SEGMENT ANALYSIS
U.S. Retail
20
Operating under the TD Bank, America’s Most Convenient Bank
®

brand, the U.S. Retail Bank offers a full range of financial products and services to over 10 million customers in the Bank’s U.S. personal and business banking operations, including wealth management. U.S. Retail includes an investment in Schwab.
TABLE 17: REVENUE – Reported
1
(millions of dollars) Canadian dollars U.S. dollars
2024 2023 2024 2023
Personal Banking $ 8,466 $ 7,934 $ 6,219 $ 5,884
Business Banking 4,331 4,259 3,181 3,159
Wealth

483 474 355 351
Other
2
433 1,623 319 1,202
Total $ 13,713 $ 14,290 $ 10,074 $ 10,596
1
Excludes equity in net income of an investment in Schwab.
2
Other revenue consists primarily of revenue from the Schwab IDA Agreement and from investing activities.
KEY PRODUCT GROUPS
Personal Banking
●

Personal Deposits – chequing, savings, and

Certificates of Deposit products and payment

solutions for retail customers offered through

multiple delivery
channels.

●

Consumer Lending – financing products,

including residential mortgages, home

equity and unsecured lending solutions

for retail customers.
●

Credit Cards Services – TD-branded credit

cards for retail customers, private label and

co-brand credit cards, and point-of-sale revolving

and instalment
financing solutions for customers of leading

U.S. retailers delivered through nationwide partnerships.

●

Retail Auto Finance – indirect retail financing

through a network of auto dealers, and

real-time payment solutions for auto dealers.
Business Banking
●

Commercial Banking – borrowing, deposit

and cash management solutions for

U.S. businesses and governments across a

wide range of industries.

●

Small Business Banking – borrowing, deposit

and cash management solutions for small businesses

including merchant services and TD-branded

credit cards.
Wealth

●

Wealth Advice – wealth management advice, financial

planning solutions, estate and trust planning,

and insurance and annuity products for

mass affluent, high
net worth and institutional clients, delivered

by store-based financial advisors, a robo-advisory

platform, and a multi-custodial securities-based

collateral lending
platform.
20

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “Financial Results Overview”

section of this
document.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 28
INDUSTRY PROFILE
The U.S. personal and business banking industry

is highly competitive and includes

several very large financial institutions, as

well as regional banks, small
community and savings banks, finance companies,

credit unions, and other providers of

financial services. The wealth management

industry includes national and
regional banks, insurance companies, independent

mutual fund companies, brokers, and independent

asset management companies. The personal

and business
banking and wealth management industries

also include non-traditional competitors, ranging

from start-ups to established non-financial

companies expanding into
financial services. These industries serve individuals,

businesses, and governments and offer products

including deposits, lending, cash management,

financial
advice, and asset management. Products

may be distributed through a single distribution

channel or across multiple channels, including

physical locations, ATMs,
and telephone and digital and mobile channels.

Certain businesses also serve customers through

indirect channels. Traditional competitors are embracing

new
technologies and strengthening their focus on

the customer experience. Non-traditional

competitors including direct banks,

financial technology companies and
private lending companies have gained momentum

and are increasingly collaborating with

banks to develop new products and

services, and enhance the
customer experience. The keys to profitability

continue to be attracting and retaining customer

relationships with legendary service and

convenience, offering
products and services across multiple distribution

channels to meet customers’ evolving needs,

optimizing funding sources and costs, investing

strategically while
maintaining expense discipline, and

managing risk prudently.
STRATEGIC OBJECTIVES, ACCOMPLISHMENTS

AND PRIORITIES
BUSINESS STRATEGY
BUSINESS HIGHLIGHTS IN

2024
Remediate our AML Program and
strengthen our Governance and
Control Infrastructure
●

Made progress on our U.S. BSA/AML program

remediation,

which is organized under five core pillars:

(i) people and
talent, (ii) governance and structure, (iii) policy

and risk assessment, (iv) process and

control, and (v) data and
technology
●

Refer to “Significant Events – Global Resolution

of the Investigations into the Bank’s U.S. BSA/AML

Program”

for
additional information about the AML remediation

program

Key Enablers of Business Strategy
●

Recognized for leadership in diversity and inclusion:

-

Top score of 100 in the 2024 Disability Equality Index for the 10
th

consecutive year
-

In the top ten of America’s Best Employers

for Diversity by Forbes in 2024
-

One of America’s Best Employers for Veterans by Forbes for the

third consecutive year
-

Awarded “Best Employers: Excellence in Health and

Well-being”

by the Business Group on Health for
outstanding commitment to advancing employee

well-being through comprehensive and innovative

benefits
●

Certified as a Great Place to Work in the U.S.

for the 9
th

consecutive year
●

Earned an ‘Outstanding’

rating on the Community Reinvestment Act

exam from the Office of the Comptroller of the
Currency (OCC) for TD Bank USA, N.A. (TDBUSA),

the sixth consecutive exam for TDBUSA

or TD Bank, N.A.
(TDBNA) with an ‘Outstanding’

rating, reflecting our critical role in supporting

the needs of our local communities

●

Announced a 3-year, Community Impact Plan in January for

the benefit of diverse and underserved

communities,
supporting with Mortgage lending, community

development, Small Business lending, and

a commitment to open new
stores in Low-

and Moderate-Income areas and/or majority

minority markets
-

Formed a National Community Advisory Board

comprised of a diverse set of talented leaders

from
organizations in the Bank’s footprint to help ensure

the Community Impact Plan initiatives

meet local needs
and held inaugural meeting of this advisory

board
●

Delivered sustainable productivity savings

to reinvest in our AML remediation program

and Governance and Control
investments
Advance Our Digital and Mobile
Leadership
●

Continued to invest in everyday digital and

mobile banking capabilities to enhance the

customer experience, with
implemented improvements to date resulting

in a positive response from our customers

●

Surpassed 5 million active mobile customers

while continuing to deliver new capabilities designed

to enhance
customer experience, upgrade product bundling

and credit card pre-delinquency messaging,

and enhanced

Direct
Deposit alerts. Reached 57% digital adoption,

up 154 basis points year-over-year
Transform Distribution and Enable
Wealth Offering Across TD Bank,
America’s Most Convenient Bank
®
●

Opened six new stores with four new stores

in majority minority communities including

two stores in low-

and
moderate-income areas to ensure more residents

have neighbourhood access to a bank and

financial services
●

Renovated over 100 stores with refreshed

exteriors and interiors as well as dedicated

offices for financial advisors to
facilitate deeper conversations about advice,

education, and financial literacy to

meet customers’ evolving needs
●

Assets under Management (AUM) were

US$8 billion as at October 31, 2024, an increase

of US$2 billion, or 33%,
compared with the fourth quarter last year, reflecting net asset growth
●

Continued enhancement of OneTD partnerships,

yielding approximately one hundred thousand

referrals during the
year, up 16% year-over-year:
●

Increased 3:1 store-to-advisor coverage model

in high opportunity areas, with the goal

of driving better advice-based
conversations with our customers in renovated

next generation stores; strengthened employee

training to help
identify Wealth opportunities
●

Launched TD Wealth Portal, providing an integrated

360-degree view of customer relationships

across Retail and
Wealth businesses on digital and mobile platforms

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 29
BUSINESS STRATEGY
BUSINESS HIGHLIGHTS IN

2024
Invest in Our Cards Franchise
●

Enhancements to our Bankcard product in 2023,

including the launch of TD Clear and

TD FlexPay and refreshed
benefits to TD Cash and Double Up cards,

has resonated with customers and deepened

relationships, helping to
grow new accounts for fiscal 2024 by 7% year-over-year

and increase balances for fiscal 2024

by 13% year-over-
year
●

Bolstered digital acquisition capabilities, driving

increased digital share of Bankcard sales

for fiscal 2024 by 6% year-
over-year
●

Progressed on our journey to modernize our

Cards infrastructure with unified target platforms

that enable full
servicing and processing of co-brand partnerships

●

We extended our relationship with Nordstrom

through 2032 with greater control over customer

servicing and
migrated approximately 1.5 million Retail

Cards Services customers onto the unified platform
Strengthen Our Commercial
Franchise
●

Building on high-quality relationships,

delivered growth in middle market, business

loan volume of 12% since the
fourth quarter of 2023,

and 70% since the fourth quarter of

2021, reflecting strong originations and enhanced

go-to-
market approach including improved AMCB and

TD Securities interaction framework
●

Deepened OneTD collaboration with TDS and

TD Cowen to deliver a full suite of products

and services to our clients
●

Differentiated Small Business digital and mobile

capabilities with the introduction of Apple

Tap to Pay and Zelle for
small business, offering customers flexible and

convenient payment options
●

Ranked #1 in its footprint by total number of

approved U.S. Small Business Administration

(SBA) loan units for the 8
th
consecutive year and ranked as the #2 national

SBA lender
21

for the 3
rd

year in a row
Drive Profitable Core Deposits
●

Served over 10 million customers for our

personal banking, business banking,

and wealth businesses,

powered by
deepening relationships with customers in our

core franchise businesses and our commitment

to customer
satisfaction
●

Drove customer engagement and primacy with

the launch of TD Complete Checking and

provided access to direct
deposits up to two days earlier with Early

Pay
●

Our fee enhancements established over the

past two years continued with the elimination

of Insufficient Funds fees
for our business customers and have reduced

attrition and promoted balance consolidation

leading to stable core
deposits
KEY PRIORITIES FOR

2025
●

Our top priority remains remediating the

U.S. BSA/AML program and strengthening

the governance and control environment
22
. The Bank expects U.S.
BSA/AML remediation and related governance

and control investments of approximately

US$500 million pre-tax in fiscal 2025
23
.
●

In light of the U.S. Retail segment’s focus outlined

above, the previous guidance that the Bank

expects to open 150 stores in the U.S.

by 2027 has been
suspended
● To
help ensure we can continue to support

customers’

financial needs in the U.S. while not exceeding

the limitation on the combined total assets

of the
U.S. Bank,

the Bank will focus on executing its balance

sheet restructuring activities. The Bank expects

to complete the U.S. investment portfolio

repositioning
no later than the first half of calendar 2025
24

and reduce its assets by approximately

10% from the asset level as of September

30, 2024 by the end of fiscal
2025
25
:
-

Following the announcement of the Global

Resolution on October 10, 2024, the Bank

sold approximately US$2.8 billion of bonds

from its U.S.
investment portfolio, resulting in a loss of US$226

million pre-tax and US$170 million after-tax

($311 million pre-tax and $234 million after-tax).
The sale is expected to result in a pre-tax

benefit of US$89 million to net interest

income for fiscal 2025.

-

As of December 4, 2024, the Bank has sold

an additional US$3.3 billion of bonds,

resulting in a loss of approximately US$236

million pre-tax and
US$177 million after tax ($330 million pre-tax and

$247 million after-tax). This sale is expected

to result in a benefit of US$80 million – US$90
million to net interest income for fiscal 2025.
-

The Bank intends to continue to reposition its

U.S. investment portfolio by continuing

to sell lower yielding investment securities

and reinvesting
the proceeds into a similar composition of

assets but yielding higher rates. In total,

the Bank expects to sell up to US$50 billion of

bonds and this
repositioning of the U.S. investment portfolio

is expected to be accretive to net interest

income over the next two to three years and

increase net
interest income by US$300 million – US$500

million pre-tax in fiscal 2025.
-

The Bank aims to reduce assets by approximately

10% from the asset level as of September

30, 2024, largely by selling or winding down

certain
non-scalable or non-core U.S. loan portfolios

that do not align with the U.S. Retail segment’s

focused strategy or have lower returns on

investment
such as the correspondent lending, residential

jumbo mortgage, export and import lending,

and commercial auto dealer portfolios.

This reduction
in assets combined with natural balance

sheet run-off, is expected to reduce net interest income

in the U.S. Retail segment by approximately
US$200 million to US$225 million pre-tax in

fiscal 2025.

In total, these collective balance sheet restructuring

actions are expected to result in a
loss up to US$1.5 billion after-tax, and impact

capital as executed.

-

During the fourth quarter, the Bank used proceeds from investment maturities, plus cash on hand, to pay

down certain short-term borrowings.
Accordingly, as of October 31, 2024, the U.S. Bank’s assets were US$431 billion. In the first quarter of 2025, the Bank

paid down an additional
US$14 billion of bank borrowings using

mainly cash, which will contribute to a

further reduction in the U.S. Bank's assets.
●

Deliver productivity to create reinvestment

capacity for remediation and governance and

control investments

21
U.S. Small Business Administration (SBA) loan units in its Maine-to-Florida footprint for the SBA’s

2024

fiscal year.
22

Refer to the section entitled “Significant Events – Global Resolution of the Investigations into the Bank’s

U.S. BSA/AML Program” for further information about the terms of the Global
Resolution and impacts to the Bank.
23

The total amount expected to be spent on remediation and governance and control investments is subject to inherent uncertainties and may vary based on the scope of work in the U.S.
BSA/AML remediation plan which could change as a result of additional findings that are identified as work progresses as well as the Bank’s ability to successfully execute against the
U.S. BSA/AML remediation program in accordance with the U.S. Retail segment’s fiscal 2025 plan.

The Bank’s ability to successfully execute its U.S. BSA/AML remediation plan is subject to inherent risks and uncertainties including the Bank’s ability to attract and retain key employees,

the ability of third parties to deliver on their contractual obligations, and the successful development and implementation of required technology solutions. Furthermore, the execution of the

U.S. BSA/AML remediation plan will not be entirely within the Bank’s control including because of (i) the requirement to obtain regulatory approval or non-objection before proceeding with various steps, and (ii) the requirement for the various deliverables to be acceptable to the regulators and/or the monitors. Refer to “Global Resolution of the Investigations into the Bank’s

U.S. BSA/AML Program” in the “Risk Factors That May Affect Future
Results” section for additional information about risks associated with the Global Resolution and the remediation of the Bank’s U.S. BSA/AML program.
24

The amount of bonds that the Bank sells, and accordingly,

the loss incurred as well as the amount of net interest income benefit, is subject to risk and uncertainties and is based on
assumptions regarding the timing of when such securities are sold, the interest rates at the time of sale as well as other market factors and conditions which are not entirely within the
Bank’s control.
25

The Bank’s estimates regarding net interest income impacts are based on assumptions regarding the timing of when such assets are sold, or wound-down. The Bank’s ability to successfully dispose the assets is subject to inherent risks and uncertainty and there is no guarantee that the Bank will be able to sell the assets in the timeline outlined. The ability to sell the assets will depend on market factors and conditions and any sale will likely be subject to customary closing terms and conditions which could involve regulatory approvals which are not entirely within the Bank’s control.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 30
●

Relentlessly focus on talent acquisition,

development and retention
●

Execute on a limited and focused strategic investment

agenda focused on client sectors

where we have scale, market share and competitive

advantage, with
the objective of enhancing return on equity

over time, including:
-

Enhance our digital / mobile capabilities to better

serve our customers’

everyday needs
-

Transform Retail distribution model enabling Wealth and

Small Business franchises
-

Invest in our Cards business by unifying

cards platforms and reducing the cost to

serve
-

Strengthen our Commercial Franchise in partnership

with TDS, deepening Middle Market relationships

in our existing footprint
TABLE 18: U.S. RETAIL
(millions of dollars, except as noted)
Canadian Dollars 2024 2023
Net interest income $ 11,600 $ 12,029
Non-interest income – reported 2,113 2,261
Non-interest income – adjusted
1.2
2,424 2,261
Total revenue – reported 13,713 14,290
Total revenue – adjusted
1,2
14,024 14,290
Provision for (recovery of) credit losses –

impaired
1,437 965
Provision for (recovery of) credit losses –

performing
95 (37)
Total provision for (recovery of) credit losses 1,532 928
Non-interest expenses – reported 12,615 8,079
Non-interest expenses – adjusted
1,3
7,940 7,735
Provision for (recovery of) income taxes – reported 200 658
Provision for (recovery of) income taxes – adjusted
1
386 743
U.S. Retail Bank net income – reported (634) 4,625
U.S. Retail Bank net income – adjusted
1
4,166 4,884
Share of net income from investment in

Schwab
4,5
709 939
Net income – reported $ 75 $ 5,564
Net income – adjusted
1
4,875 5,823
U.S. Dollars
Net interest income

$ 8,520 $ 8,919
Non-interest income – reported 1,554 1,677
Non-interest income – adjusted
1,2
1,780 1,677
Total revenue – reported 10,074 10,596
Total revenue – adjusted
1,2
10,300 10,596
Provision for (recovery of) credit losses –

impaired
1,056 715
Provision for (recovery of) credit losses –

performing
70 (28)
Total provision for (recovery of) credit losses 1,126 687
Non-interest expenses – reported 9,245 5,988
Non-interest expenses – adjusted
1,3
5,834 5,734
Provision for (recovery of) income taxes – reported 147 489
Provision for (recovery of) income taxes – adjusted
1
283 551
U.S. Retail Bank net income – reported (444) 3,432
U.S. Retail Bank net income – adjusted
1
3,057 3,624
Share of net income from investment in

Schwab
4,5
523 695
Net income – reported $ 79 $ 4,127
Net income – adjusted
1
3,580 4,319
Selected volumes and ratios
Return on common equity – reported
6
0.2% 13.5%
Return on common equity – adjusted
1,6
11.0 14.1
Net interest margin
1,7
2.95 3.15
Efficiency ratio – reported 91.8 56.5
Efficiency ratio – adjusted
1
56.6 54.1
Assets under administration (billions of U.S.

dollars)
8
$ 43 $ 40
Assets under management (billions of U.S.

dollars)
8,9
8 6
Number of U.S. retail stores 1,132 1,177
Average number of full-time equivalent staff 27,842 28,134
1
For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “Financial Results Overview” section of this document.
2
Adjusted non-interest income excludes the following item of note:
i.

U.S. balance sheet restructuring – 2024: $311 million or US$

226 million ($234 million or US$170 million after-tax).

3
Adjusted non-interest expenses exclude the following items of note:
i.

Charges related to the terminated First Horizon acquisition – 2023: $344 million or US$254 million ($259 million or US$192 million after-tax);

ii.

FDIC special assessment

– 2024: $442 million or US$323 million ($333 million or US$243 million after-tax); and
iii.

Charges for the global resolution of the investigations into the Bank’s U.S. BSA/AML program – 2024:

$4,233 million or US$3,088 million (before and after-tax).
4
The Bank’s share of Schwab’s earnings is reported with a one-month lag. Refer to

Note 12 of the 2024

Consolidated Financial Statements for further details.
5
The after-tax amounts for amortization of acquired intangibles, the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade

,

the Bank’s
share of Schwab’s restructuring charges, and the Bank’s share of Schwab’s FDIC special assessment charge are recorded in the Corporate segment.
6
Capital allocated to the business segment was 11.5% CET1 effective fiscal 2024 compared with 11% in the prior

year.
7
Net interest margin is calculated by dividing U.S. Retail segment’s net interest income by average interest

-earning assets excluding the impact related to sweep deposits arrangements and the impact of intercompany deposits and cash collateral, which management believes better reflects segment performance. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-tax value. Net interest income and average interest-earning assets used in the calculation are non-GAAP financial measures. For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures”

in the “Financial Results Overview” section of this document.
8
For additional information about this metric, refer to the Glossary of this document.
9
Refer to “Business Focus” section of this document regarding alignment of certain asset management businesses from the U.S. Retail segment to the Wealth Management and Insurance segment.
REVIEW OF FINANCIAL PERFORMANCE
U.S. Retail reported net income for the

year was $75 million (US$79 million), a decrease

of $5,489 million (US$4,048 million), or 99%

(98% in U.S. dollars),
compared with last year. On an adjusted basis, net income

was $4,875 million (US$3,580 million), a

decrease of $948 million (US$739 million),

or 16% (17% in
U.S. dollars). The reported and adjusted ROE

for the year was 0.2% and 11.0%, respectively, compared with 13.5% and 14.1%, respectively, last year.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 31
U.S. Retail net income includes contributions

from the U.S. Retail Bank and the Bank’s investment

in Schwab. Reported net income

for the year from the Bank’s
investment in Schwab was $709 million (US$523

million) a decrease of $230 million (US$172

million), or 24% (25% in U.S. dollars).
U.S. Retail Bank reported net loss for the

year was $634 million (US$444

million), compared with reported net income

of $4,625 million (US$3,432 million) last
year, reflecting the impact of the charges for the global resolution of the investigations into

the Bank’s U.S. BSA/AML program, the impact

of the FDIC special
assessment, higher PCL, lower net interest

income, and higher expenses, partially

offset by acquisition and integration-related charges

for the terminated First
Horizon transaction last year. U.S. Retail Bank adjusted net income was $4,166 million (US$3,057 million), a

decrease of $718 million (US$567 million),

or 15%
(16% in U.S. dollars), reflecting higher PCL,

lower revenue, and higher non-interest

expenses.
Reported revenue for the year was US$10,074

million, a decrease of US$522 million, or 5%,

compared with last year. On an adjusted basis, revenue

for the
year was US$10,300 million, a decrease of

US$296 million, or 3%. Net interest income

of US$8,520 million, decreased US$399

million, or 4%, driven primarily by
lower investment income, and lower deposit

volumes, partially offset by higher deposit

margins, and higher loan volumes. Net interest

margin decreased 20 bps,
primarily due to maintaining elevated liquidity

levels, partially offset by higher deposit margins.

Reported non-interest income was US$1,554

million, a decrease of
US$123 million, or 7%, compared with last

year, reflecting the impact of U.S. balance sheet restructuring,

partially offset by fee income growth from increased
customer activity. On an adjusted basis, non-interest income was

US$1,780 million, an increase of US$103

million, or 6%, reflecting fee income growth from
increased customer activity.
Average loan volumes increased US$11 billion, or 6%, compared with last year. Personal loans increased 8%, reflecting good mortgage

and auto originations.
Business loans increased 4%, reflecting good

originations and slower payment rates across

portfolios. Average deposit volumes decreased

US$22 billion, or 6%,
compared with last year, reflecting a 19% decrease in sweep

deposits and a 3% decrease in business

deposits, partially offset by a 2% increase in

personal
deposits. Excluding sweep deposits, average

deposits decreased 1%.

Assets under administration (AUA) were US$43

billion as at October 31, 2024, an increase

of US$3 billion, or 8%, compared with last

year, reflecting net asset
growth. Assets under management (AUM)

were US$8 billion as at October 31, 2024,

an increase of US$2 billion, or 33%,

compared with last year.
PCL for the year was US$1,126 million, an

increase of US$439 million compared

with last year. PCL – impaired was US$1,056 million, an increase of
US$341 million, or 48%, reflecting credit

migration in the consumer and commercial lending

portfolios. PCL – performing was US$70

million, compared with a
recovery of US$28 million in the prior year. The current year performing provisions largely reflect

current credit conditions, including credit migration,

and volume
growth. U.S. Retail PCL including only the

Bank’s share of PCL in the U.S. strategic cards portfolio,

as an annualized percentage of credit

volume, was 0.60%, an
increase of 22 bps, compared with last year.
Reported non-interest expenses for the year

were US$9,245 million, an increase of US$3,257

million, or 54%, compared with last year, reflecting the impact of
the charges for the global resolution of the investigations

into the Bank’s U.S. BSA/AML program,

the impact of the FDIC special assessment,

higher legal and
regulatory expenses, costs associated

with the extension of our credit card program

agreement with Nordstrom, real estate

optimization costs, and a higher FDIC
assessment rate, partially offset by the impact of

the acquisition and integration-related charges

for the terminated First Horizon transaction

from last year. On an
adjusted basis, non-interest expenses increased

US$100 million, or 2%, reflecting costs associated

with the extension of our credit card program

agreement with
Nordstrom,

higher legal and regulatory expenses, and

higher operating expenses, partially offset

by ongoing productivity initiatives.
The reported and adjusted efficiency ratios for

the year were 91.8% and 56.6%, compared

with 56.5% and 54.1%, respectively, last year.
OPERATING ENVIRONMENT AND OUTLOOK
Fiscal 2025 is expected to be a challenging

year across the entire U.S. banking industry, with a declining rate environment, continued regulatory pressures,

and
some further pressure on credit as we

move through this credit cycle. The U.S.

Retail Bank will also face pressure on net interest

income as the sweep portfolio
continues to wind down in line with the Schwab

IDA. However, the Bank expects core business activity to

remain strong driven by expected deposit

volume
stabilization. In Q1 2025, net interest

margin is expected to expand modestly driven

by balance sheet restructuring actions, partially offset

by deposit spread
compression driven by Fed rate actions and

competitive market dynamics
26
.
The U.S. Retail Bank’s top priority is the execution

of its AML remediation program and

the strengthening of its governance and control

infrastructure. The U.S.
Retail Bank will continue efforts to generate sustainable

productivity savings to create capacity

for these investments, which are expected

to increase into fiscal
2025, as we continue to prioritize the resources

needed to meet our remediation requirements.

Additionally, to meet the requirements of the consent orders while
aiming to maintain a buffer to the asset limitation,

the U.S. Retail Bank will continue to restructure

the U.S. balance sheet to provide the flexibility

to continue to
meet our customers’ evolving needs. In light

of the AML remediation and governance

and control expenses, earnings in fiscal 2025

are expected to be lower than
earnings in fiscal 2024. However, return on equity is expected to improve through fiscal 2025 and into

fiscal 2026, driven by the U.S. balance

sheet restructuring
actions
27
.

T
HE CHARLES SCHWAB

CORPORATION
Refer to Note 12 of the 2024 Consolidated Financial

Statements for further information on

Schwab.
26

The Bank’s Q1 2025 net interest margin expectations for the segment are based on the Bank’s assumptions regarding interest rates, deposit reinvestment rates, average asset levels, and other variables, and are subject to inherent risks and uncertainties, including those set out in the “Risk Factors

That May Affect Future Results” section of this document.
27

The Bank’s estimates regarding earnings and return on equity are based on assumptions regarding the

Bank’s ability to successfully execute against its strategies, including the U.S.
balance sheet restructuring actions resulting in the estimated net interest income benefits, and are therefore subject to inherent risks and uncertainties, including those set out in the “Risk
Factors That May Affect Future Results” section of this document.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 32
BUSINESS SEGMENT ANALYSIS
Wealth Management and

Insurance
2829
Wealth Management and Insurance provides wealth solutions and insurance protection to approximately 6 million customers in Canada and asset management products to institutional clients in Canada and globally.

TABLE 19: REVENUE

(millions of Canadian dollars) 2024 2023
Wealth $ 6,042 $ 5,401
Insurance
1,2
7,493 6,229
Total $ 13,535 $ 11,630
1

Includes recoveries from reinsurers for catastrophe claims of $718 million (2023: nil).
2

For the year ended October 31, 2023, certain amounts have been restated for the adoption of IFRS 17. Refer to

Note 4 of the Bank’s 2024 Consolidated Financial Statements for further details.
KEY PRODUCT GROUPS
Wealth
●

Direct Investing – platforms and resources for

self-directed retail investors to facilitate

research, investment management and

trading in a range of investment
products through online, phone, and mobile

channels.

●

Wealth Advice – wealth management advice and financial

planning solutions for mass affluent, high net

worth and ultra high net worth clients, integrated

with
other Wealth businesses and the broader Bank.
●

Asset Management – public and private

market investment management capabilities

for retail and institutional clients, including

a diversified suite of investment
products designed to provide attractive risk-adjusted

returns.
Insurance
●

Property and Casualty – home, auto and

small business insurance provided through direct

channels and to members of affinity groups

such as professional
associations, post-secondary institutions

such as universities and colleges, and employer

groups.
●

Life and Health – credit protection for

Canadian Personal and Business Banking borrowing

customers, life and health insurance products,

credit card balance
protection, and travel insurance products, distributed

through customer-assisted and direct to consumer

channels
.
INDUSTRY PROFILE
The Canadian wealth management industry

includes banks, insurance companies, independent

asset managers, direct-to-consumer

providers, independent
financial advisors and planners, and full-service

and discount brokerages. Growth relies

on the ability to provide differentiated and

integrated wealth solutions and
holistic financial advice to retail and institutional

investors while keeping pace with technological

change and regulatory requirements. The property

and casualty
insurance industry in Canada is fragmented

and competitive, consisting of numerous

personal and commercial line writers

offering products through broker,
captive agent and direct distribution channels,

while the life and health insurance industry is

comprised of several large life and health

insurers, and also includes
several banks that provide life and health insurance.

We expect that providing innovative digital capabilities

and solutions will be a key differentiator for customers
buying and servicing their insurance policies

through direct channels.
28

For the year ended October 31, 2023, certain amounts have been restated for the adoption of IFRS 17. Refer to

Note 4 of the Bank’s 2024 Consolidated Financial Statements for further details.
29

Includes AUA administered by TD Investor Services, which is part of the Canadian Personal and Commercial Banking segment.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 33
STRATEGIC OBJECTIVES, ACCOMPLISHMENTS

AND PRIORITIES

BUSINESS STRATEGY BUSINESS HIGHLIGHTS IN 2024
Deliver legendary experiences and
trusted advice to help our customers
feel confident about their financial
future
●

Continued to meet customer needs, resulting in

strong Legendary Experience Index (LEI) results:
–

Wealth continued to prioritize the client experience,

posting strong LEI results in Direct Investing

and Advice
–

TD Insurance delivered consistently

high LEI results in fiscal 2024

marking the best annual performance since
program inception despite the impact of

multiple severe weather-related events
●

Recognized with multiple awards in 2024, reflecting

the strength of our products and platforms:
–

TD Direct Investing was named the top online

brokerage in Canada in The Globe and

Mail’s annual Digital
Brokerage Ranking for the second consecutive

year
30
–

TD Asset Management (TDAM) was

recognized in five categories at the 2023 Canada

LSEG Lipper Fund
Awards for providing attractive risk-adjusted returns

relative to industry peers
31
–

TDAM received FundGrade A+ rating across

18 TDAM managed mutual funds, portfolios,

and Exchange-
Traded Funds (ETFs)

for outstanding performance in 2023, representing

the most FundGrade A+ Awards
received by investment funds managed by

TDAM in a single period
32
●

Introduced several new services, features

and capabilities to enhance the client

experience:
–

Launched TD Active Trader mobile app for iOS, offering

sophisticated trading capabilities for iOS users
–

Introduced real-time partial share trading

on all direct investing platforms, making investing

more accessible
for Canadians
–

Enabled cross-border client advisory with

the introduction

of U.S. licensing for investment advisors
–

Introduced capability to deliver financial plans

in languages other than English and

French, with simplified and
traditional Chinese language capabilities
–

TDAM broadened its product shelf, launching

6 new Mutual Funds and 7 ETFs, including

actively managed
Target Maturity Bond ETFs and a Cash Management ETF
–

Strengthened TD Insurance’s digital capabilities

by enhancing self-serve features, including

online quote for
Small Business Insurance, travel and accident

& sickness coverages for Quebec customers
–

Enhanced the client experience by launching

Auto Insurance Claims Tracker, making it easier for customers to obtain updates on their claims at any time
–

Life and Health made significant digital investments,

making it easier for customers to top up travel

insurance
coverage online, and introduced balance

protection insurance on the MBNA Amazon

credit card portfolio

Leverage OneTD to deepen
customer relationships with solutions
that meet their unique financial needs
●

Maintained strong market share
positions and gained momentum across

our businesses:
–

#1 market share in direct investing revenues

and assets
33
–

Largest Canadian institutional money manager

and largest money manager in Canada

for pension assets
34
–

#2 market share in mutual fund and ETF assets

among the Big 5 Banks
35,36
–

Gained market share in TD Wealth Financial Planning

and Private Wealth Management businesses
37
–

Maintained #1 rank as Canada’s Leading Direct

Distribution personal lines insurer and leader in

the affinity
market in Canada
38
–

#3 personal home & auto insurer in Canada
38
●

Continued to work with partners to deliver OneTD:
–

Direct Investing partnered with TD Insurance

and Personal Banking partners to promote

the Direct Investing
brand to new customer segments
–

Advice continued to build strong relationships

with Personal and Business Banking, significantly

increasing the
flow of referrals across businesses
–

TDAM continued to partner with TD Securities

to win global institutional mandates in Asia-Pacific

and Europe
–

Deepened customer relationships across the

Bank by increasing colleague confidence in

engaging in
protected borrowing conversations with customers
–

Leveraged our market leading brand to provide

TD Real Estate Secured Lending customers

with TD home
insurance
–

TD Insurance Private Client Advice offered advice

and protection to high-net-worth TD Wealth

customers

30

2024 Globe and Mail Digital Brokerage Ranking: https://www.theglobeandmail.com/investing/article

-the-2024-globe-and-mail-digital-brokerage-ranking-who-rules-and-whos/.
31

2023 Canada LSEG Lipper Fund Awards: https://lipperfundawards.com/Awards/Canada/2023/Fund.
32

The FundGrade A+® rating is used with permission from Fundata Canada Inc., all rights reserved. Fundata is a leading provider of market and investment funds data to the Canadian financial services industry and business media. The FundGrade A+® rating identifies funds that have consistently demonstrated the best risk-adjusted returns throughout an entire
calendar year. For more information on the rating system, please visit

www.Fundata.com/ProductsServices/FundGrade.aspx.
33

Market share ranking is based on most current data available from Investor Economics, a division of ISS Market Intelligence,

for TD Direct Investing revenue and asset rankings as at
June 2024.
34

Market share ranking is based on most current data available from Investor Economics, a division of ISS Market Intelligence,

for institutional money manager and pension asset money
manager rankings as at December 2023.
35

The Big 5 Banks consist of Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, Scotiabank,

and The Toronto-Dominion Bank.
36

Market share rankings from Investment Funds Institute of Canada as at September 2024.
37

Market share is based on most current data available from Investor Economics, a division of ISS Market Intelligence,

for TD Wealth Financial Planning and TD Wealth Private Wealth
Management assets under administration (AUA) from June 2023 to June 2024.
38

Rankings based on data available from OSFI, Insurers, Insurance Bureau of Canada, and Provincial Regulators

as at December 2023.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 34
BUSINESS STRATEGY BUSINESS HIGHLIGHTS IN 2024
Innovate with purpose to enable our
colleagues to execute with speed and
impact and strengthen the foundation
of our business
●

TD Wealth joined TD Insurance, transitioning

to the Next Evolution of Work (NEW) operating

model, simplifying the
way we work to deliver innovative, customer-centric

capabilities to market faster
●

TD Wealth continued to transform operations

workflows, building industrial-grade technology

and process
innovation that helps drive advisor and

client value, enhance business efficiency and reduce

operational risk
●

Continued to mature our control environment

to help enhance governance and oversight

functions across both TD
Wealth and TD Insurance

Be an extraordinary place to work
where diversity and inclusiveness are
valued, and contribute to the well-
being of our communities
●

Remain committed to our efforts to build a more

inclusive and diverse culture at TD, aligning

to our purpose to
enrich the lives of our customers, colleagues,

and communities:
–

TD Wealth Leaders participated in two signature events

to build awareness around our 2SLGBTQ+

colleagues
and communities – TD Parents Speak

Out Event, highlighting wealth leaders

with trans/non-binary children
and TD Transgender Day of Visibility Event dedicated to recognizing the achievements of the transgender
community and celebrating their contributions

to society
–

TD Insurance launched the Talent Advancement Pathway for Indigenous Peoples

wherein successful
applicants will take part in a 2-year rotational

program to gain critical leadership skills

and experience across
the Insurance business
KEY PRIORITIES FOR

2025
●

Deliver legendary experiences by advancing innovations

that are designed to help build and protect

the financial well-being of our clients
●

Maintain digital leadership while continuing

to enhance client and colleague experience

●

Strengthen the foundation of our business through

investments in data and analytics,

technology, and enhancements to governance and control functions to
enable scalable growth
●

Accelerate growth by deepening relationships

leveraging the strength of OneTD, expanding

distribution, and enhancing productivity
●

Continue to position our brand as a diverse

and inclusive employer of choice, enabling

colleagues to achieve their full potential

●

Extend institutional leadership position in asset

management into retail and global markets,

leveraging breadth and depth of capabilities

●

Rapidly respond to emerging claims trends,

ensuring alignment to risk appetite and

supporting customers as they face the impacts

of climate change

●

Expand small business insurance offering to more

segments, leveraging digital capabilities

and marketing to continue growing

the business
TABLE 20: WEALTH MANAGEMENT AND INSURANCE
(millions of Canadian dollars, except as noted) 2024 2023
Net interest income $ 1,226 $ 1,064
Non-interest income
1,2
12,309 10,566
Total revenue
1
13,535 11,630
Provision for (recovery of) credit losses – impaired – 1
Provision for (recovery of) credit losses – performing – –
Total provision for (recovery of) credit losses – 1
Insurance service expenses
1,3
6,647 5,014
Non-interest expenses
1
4,285 3,908
Provision for (recovery of) income taxes
1
648 706
Net income
1
$ 1,955 $ 2,001
Selected volumes and ratios
Return on common equity
1,4
31.8% 34.9%
Efficiency ratio
1
31.7 33.6
Efficiency ratio, net of ISE
1,5
62.2 59.1
Assets under administration (billions of Canadian dollars)
6
$ 651 $ 531
Assets under management (billions of Canadian dollars) 530 441
Average number of full-time equivalent staff 15,093 16,130
1

For the year ended October 31, 2023, certain amounts have been restated for the adoption of IFRS 17. Refer to

Note 4 of the Bank’s 2024 Consolidated Financial Statements for further details.
2

Includes recoveries from reinsurers for catastrophe claims of $718 million (2023: nil).
3

Includes estimated losses related to catastrophe claims of $1,223 million (2023: $307 million).
4

Capital allocated to the business segment was increased to 11.5%

CET1 Capital effective fiscal 2024 compared with 11%

in the prior year.
5

Efficiency ratio, net of ISE is calculated by dividing non-interest expenses by total revenue, net of ISE.

Total revenue, net of ISE

– 2024: $6,888 million, 2023: $6,616 million. Total
revenue, net of ISE is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the

“How We Performed” section and the Glossary of this document for additional information about this metric.
6

Includes
AUA administered by TD Investor Services, which is part of the Canadian Personal and Commercial

Banking segment.
REVIEW OF FINANCIAL PERFORMANCE

Wealth Management and Insurance reported net income

for the year was $1,955 million, a decrease

of $46

million, or 2%, compared with last year, reflecting
higher estimated losses from catastrophe

claims and higher non-interest expenses,

partially offset by higher revenue. The ROE for

the year was 31.8%, compared
with 34.9% last year.
Revenue for the year was $13,535 million.

This represents an increase of $1,905 million, or

16%, compared with last year, of which $718 million,

or 6%, was
driven by reinsurance recoveries for catastrophe

claims. Non-interest income was $12,309

million. This represents an increase of $1,743

million, or 16%,
compared with last year, of which $718 million, or 7%, was

driven by reinsurance recoveries for catastrophe

claims. The remaining increase reflects

higher
insurance premiums, higher fee-based revenue,

and higher transaction revenue. Net interest

income was $1,226 million, an increase

of $162 million, or 15%,
compared with last year, reflecting higher deposit margins,

partially offset by lower deposit volumes.

AUA were $651 billion as at October 31, 2024,

an increase of $120 billion, or 23%, compared

with last year, reflecting market appreciation and net asset growth. AUM were $530 billion as at October

31, 2024, an increase of $89 billion, or

20%, compared with last year, primarily reflecting market appreciation.

Insurance service expenses for the year

were $6,647 million. This represents an increase

of $1,633 million, or 33%, compared with last

year, of which $916
million, or 18%, was driven by estimated

losses from catastrophe claims. The

remaining increase reflects less favourable

prior years’ claims development and
increased claims severity.

Non-interest expenses for the year were

$4,285 million, an increase of $377 million, or

10%, compared with last year, reflecting higher variable

compensation,
higher technology spend supporting business

growth, and provisions related to litigation

matters.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 35
The efficiency ratio for the year was 31.7%, compared

with 33.6% last year. The efficiency ratio, net of ISE for the year was 62.2%, compared with 59.1% last
year.
OPERATING ENVIRONMENT AND OUTLOOK
The anticipated declining interest rate environment,

modest economic growth and market conditions

in Canada and the U.S. are expected to impact

Wealth
Management and Insurance results in

fiscal 2025. Our continued focus on our

strategic priorities and investments in leading

digital platforms are expected to help
offset headwinds from pressure on fees from rising

competition, increases in insurance claims

due to severe weather-related events and

claims severity. Our
businesses are focused on continuing

to deliver high-quality advice, educational

content and innovative financial products

to our customers, and investment in risk
and control infrastructure while exercising

disciplined expense management to help

navigate the changing environment.
BUSINESS SEGMENT ANALYSIS
Wholesale Banking
3940
Operating under the brand name TD Securities, Wholesale Banking offers capital markets and corporate and investment banking services to corporate, government, and institutional clients in key global financial centres across North America,
Europe and Asia-Pacific.
TABLE 21: REVENUE
(millions of Canadian dollars) 2024 2023
Global markets $ 4,218 $ 3,265
Corporate and investment banking 3,104 2,618
Other (36) (65)
Total $ 7,286 $ 5,818
LINES OF BUSINESS
●

Global Markets – sales, trading and research,

debt and equity underwriting, client securitization,

prime services, and trade execution services
41
.
●

Corporate and Investment Banking – corporate

lending and syndications, debt and

equity underwriting, advisory services, trade

finance, cash
management, investment portfolios, and related

activities
41
.

●

Other – investment portfolios and other

accounting adjustments.
INDUSTRY PROFILE

The wholesale banking sector is a mature,

highly competitive market comprised of banks,

large global investment firms, and independent

niche dealers. Wholesale
Banking provides capital markets and

corporate and investment banking services

to corporate, government, and institutional

clients. Changing regulatory
requirements continue to impact strategy

and returns for the sector. Firms are responding by shifting their focus to client-driven trading revenue

and fee income to
reduce risk, preserve capital, and are also investing

in technology to support growing levels

of electronic trading across all markets.

Competition is expected to
remain intense for transactions with high-quality

clients. Longer term, wholesale banks with a diversified

client-focused business model, a full suite of

products and
services, and the ability to manage costs and

capital effectively will be well-positioned to achieve

attractive returns for shareholders.
39

Includes the acquisition of Cowen Inc. effective March 1, 2023.
40

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “Financial Results Overview”

section of this
document.
41

Certain revenue streams are shared between Global Markets and Corporate and Investment Banking lines of business in accordance

with an established agreement.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 36
STRATEGIC OBJECTIVES, ACCOMPLISHMENTS

AND PRIORITIES
BUSINESS STRATEGY
BUSINESS HIGHLIGHTS IN

2024
Become a Top 10 North American
Investment Bank with global reach
●
TD Securities and TD Cowen achieved

significant integration milestones including

the implementation of a unified
Investment Banking, Capital Markets and

Research platform, integrating coverage models,

and streamlining delivery
of capabilities for clients
●
TD began a multi-year investment in Global

Transaction Banking (GTB) to scale the business; GTB

corporate
deposits grew by 25% in 2024
●
Delivered client-focused ESG advisory

and financing solutions as demonstrated

by several marquee transactions and
recognition including:
–

Lead Manager on a US$1.5 billion Social Benchmark

for the International Finance Corporation (IFC)

to support
low-income communities in emerging

markets. This transaction was IFC’s largest ever

social bond
–

Lead Manager on KfW Development Bank AUD1.5

billion Green Bond. This transaction was KfW’s

largest ever
transaction

in the Australian market
–

Winner of Environmental Finance’s 2024 Sustainable

Debt Award for “Green Bond of the Year”, recognizing
TD’s 2023 Green Bond issuance
–

Awarded “Best Specialist ESG Research”

for 2024 by ESG Investing Awards, highlighting

the outstanding
dedication and commitment of TD Cowen’s research

to provide action-oriented and investable

research to ESG
and sustainability funds and institutional investors
●
Ranked #1 in Telecommunications and Media in the 2024 Extel Canada

Research Survey

●
Ranked #1 in Washington Research in the 2024 U.S.

Extel All-American Research Survey

●
Recognized in Euromoney Foreign Exchange

Awards 2024: World’s Best FX Bank for FX Data Management,

and
Canada’s Best FX Bank
In Canada, be a top-ranked
Investment Bank
●
Achieved top ranking across several major

products in the Canadian markets including:
–

#1 investment bank in Canadian M&A Announced

and Completed transactions
42
, and in Canadian Loan
Syndications
43
●
Delivered on several marquee and strategic

acquisitions and led notable transactions

in the Canadian market:
–

Advised the Special Committee of Nuvei on its

take-private by Advent International with the

support of Nuvei’s
multiple voting shareholders for an implied

enterprise value of US$6.3 billion
–

Advised Pembina Pipeline on its acquisition

of Enbridge’s interest in Alliance and Aux Sable

for $3.1 billion and
was lead left bookrunner on $1.3 billion bought

offering of subscription receipts financing
–

Advised Teck Resources on its sale of the steelmaking coal business, Elk

Valley Resources, to Glencore and
Nippon Steel Corporation for an implied enterprise

value of US$9.0 billion

–

Joint Bookrunner on TMX Group’s $1.1 billion

3 Tranche Debt Offering to finance the acquisition of

VettaFi
–

Served as Exclusive Financial Advisor to Advantage

Energy Ltd. on its $450 million acquisition

of the Charlie
Lake and Montney assets; TD also acted as Lead

Left Bookrunner on the concurrent bought

offering of
$125 million extendible convertible debentures,

$65 million subscription receipts and entered

the company’s
upsized bank syndicate
In the U.S., deliver value and
trusted advice in sectors where we
have competitive expertise
●
This quarter, TD Securities was joint lead on TD’s secondary sale of Schwab shares in a US$2.5 billion

block trade,
one of the ten largest U.S. block trades since

2010
●
Demonstrated the strength of our combined

TD Securities and TD Cowen franchises

in the U.S.:
–

Acted as an Initial Underwriter, Joint Lead Arranger and

Joint Bookrunner on the US$9.2 billion

financing
package supporting the acquisition of Truist Insurance

Holdings by Stone Point Capital and Clayton,

Dubilier &
Rice; TD Securities also served as an

M&A advisor on this marquee US$15.5 billion

transaction
–

Joint Bookrunner on Arrowhead Pharmaceuticals’

US$450 million Underwritten Offering
–

Joint Bookrunner on Vera Therapeutics’

US$287.5 million Follow-On Offering
–

Lead Bookrunner for Avidity Biosciences’

US$461 million Follow-On Offering
–

Acting as financial advisor to Blue Owl Capital

Inc. on its pending acquisition
44

of IPI Partners, LLC for
approximately US$1.0 billion
●
E-trading market leader in Muni Bond trading

and expanded volume in Credit; TD ranking

for corporate credit trade
counts on MarketAxess increased notably

throughout 2024 to reach #2 in October 2024
In Europe and Asia-Pacific,
leverage our global capabilities to
build connected, sustainable
franchises
●
Continued strong success with global clients:
–

TD was Lead Manager on a US$5 billion

5-year Sustainable Development Bond

for the International
Development Association

–

Active bookrunner on EUR 5 billion dual-tranche

benchmark offering for KfW
–

Inaugural EUR-denominated 1.25 billion

benchmark bond for Province of Saskatchewan

–

Inaugural EUR 500 million preferred

senior benchmark for BayerLB

●
Launched cash equity trading desk in Singapore

●
Demonstrating continued strength in global

coverage for key clients, TD led all 5 Australian

dollar bond issuances for
Canadian provinces in 2024
42
Source: Refinitiv; Canadian target completed and announced transactions over the last twelve months ended October

31, 2024.
43
Source: Bloomberg; Calendar year-to-date through October 31, 2024.
44
Deal announced on October 7, 2024.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 37
BUSINESS STRATEGY
BUSINESS HIGHLIGHTS IN

2024
Continue to unlock OneTD
opportunities to grow with and
support our TD Retail and Wealth
partners
●
In partnership with other TD businesses:
–

TD Securities and TD Wealth enabled fully paid

lending to enhance returns for Wealth clients
–

Launched real-time trading in partial shares

for U.S. and Canadian equities, enabling

investors to buy and sell a
fraction of stocks and ETFs, making investing

more accessible; TD became the first bank-owned

brokerage in
Canada to provide real-time partial shares capability
–

In partnership with TD Bank, America’s Most

Convenient Bank, TD Securities began to issue

equity-linked
certificates of deposit, broadening the

suite of products available to clients in the U.S.
–

Migrated U.S. retail order flow to internal

execution venue, making it fully accessible

to TD’s institutional clients,
resulting in exceptional execution for both retail

and institutional clients
Invest in an efficient and agile
infrastructure, innovation and data
capabilities, and risk & control
enhancements
●
Implemented T+1 settlements resulting in

shortened standard settlement cycle for

most trades in North American
securities (fixed income and equities)
●
Successfully transitioned all existing derivatives,

securities and loan agreements referencing

Canadian Dollar Offered
Rate (CDOR) to the alternative reference rate,

Canadian Overnight Repo Rate Average (CORRA)
Be an extraordinary and inclusive
place to work by attracting,
developing, and retaining the best
talent
●
Raised $2.1

million for children’s charities through the annual

Underwriting Hope campaign
●
Recognized in Euromoney Foreign Exchange

Awards 2024: World’s Best FX Bank for Diversity & Inclusion
KEY PRIORITIES FOR

2025
●

Drive growth to build a Top 10 North American investment bank with global reach
– Scale our advisory and capital markets businesses

through a focused client strategy
– Enhance our e-trading offerings across Global

Markets

– Continue to build an integrated prime brokerage

platform
– Progress a multi-year build to create a digitally

enabled North American treasury platform
●

Deliver an integrated investment bank and

deepen partnerships across the firm to realize

OneTD synergies

– Leverage Wholesale Banking’s full-service platform

and talent base to expand and deepen

client relationships
– Grow presence with financial sponsors

and expand offerings for corporate derivatives

– Partner with TD’s retail businesses to launch

new products,

as appropriate, to meet TD client needs

and realize synergies
●

Strengthen foundational capabilities to support

business growth

-

Enhance foundation for future growth through

investments in core infrastructure, risk and

control enhancements, process improvements,

and
automation
-

Maintain our focus on prudent risk management
-

Continue to be an extraordinary place to work

and attract top talent with a focus on

culture, inclusion, and diversity
TABLE 22: WHOLESALE BANKING
1
(millions of Canadian dollars, except

as noted)
2024 2023
Net interest income (TEB) $ 582 $ 1,538
Non-interest income 6,704 4,280
Total revenue 7,286 5,818
Provision for (recovery of) credit losses –

impaired
247 16
Provision for (recovery of) credit losses –

performing
70 110
Total provision for (recovery of) credit losses 317 126
Non-interest expenses – reported 5,576 4,760
Non-interest expenses – adjusted
2,3
5,197 4,326
Provision for (recovery of) income taxes

(TEB) – reported
275 162
Provision for (recovery of) income taxes

(TEB) – adjusted
2
357 251
Net income – reported $ 1,118 $ 770
Net income – adjusted
2
1,415 1,115
Selected volumes and ratios
Trading-related revenue (TEB)
4
$ 2,782 $ 2,360
Average gross lending portfolio (billions of Canadian

dollars)
5
96.7 94.7
Return on common equity – reported
6
7.1% 5.4%
Return on common equity – adjusted
2,6
8.9 7.9
Efficiency ratio – reported 76.5 81.8
Efficiency ratio – adjusted
2
71.3 74.4
Average number of full-time equivalent staff 7,042 7,143
1

Wholesale Banking results for 2023 include the acquisition of Cowen Inc. effective March 1, 2023.

2

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “Financial Results Overview” section of this document.

3
Adjusted non-interest expenses exclude the acquisition and integration-related charges for the Cowen acquisition – 2024: $379 million ($297 million after-tax), 2023: $434 million ($345 million after-tax).
4

Includes net interest income (loss) (TEB) of $(653) million (2023 – $615 million), and trading income

(loss) of $3,435

million (2023

– $1,745 million). Trading-related revenue (TEB) is a
non-GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “Financial

Results Overview” section and the Glossary of this document for additional information about this metric.
5

Includes gross loans and bankers’

acceptances (BA) relating to Wholesale Banking,

excluding letters of credit, cash collateral, credit default swaps, and allowance for credit losses.
6

Capital allocated to the business segment was increased to 11.5%

CET1 Capital effective fiscal 2024 compared with 11%

in the prior year.
REVIEW OF FINANCIAL PERFORMANCE
Wholesale Banking reported net income for

the year was $1,118

million, an increase of $348 million, or

45%, compared with the prior year, primarily reflecting
higher revenues, partially offset by higher non-interest

expenses and higher PCL. On an adjusted

basis, net income was $1,415 million, an

increase of
$300 million, or 27%.

Revenue for the period, including TD Cowen,

was $7,286 million, an increase of $1,468

million, or 25%, compared with the prior year, primarily reflecting higher
lending revenue, trading-related revenue, underwriting

fees, and equity commissions.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 38

PCL was $317 million, an increase of $191

million compared with last year. PCL – impaired was $247

million, an increase of $231 million, primarily reflecting

a
small number of impairments across various

industries. PCL – performing was $70

million, a decrease of $40 million. The

current year performing provisions
largely reflect credit migration across various

industries.

Reported non-interest expenses for the period,

including TD Cowen, were $5,576 million,

an increase of $816 million, or 17%, compared

with the prior year,
primarily reflecting higher operating expenses,

variable compensation commensurate

with higher revenue, the impact of foreign

exchange translation and
payments related to the U.S. record keeping

and trading regulatory matters, partially

offset by lower acquisition and integration-related

costs. On an adjusted
basis, non-interest expenses were $5,197

million, an increase of $871 million, or 20%.
OPERATING ENVIRONMENT AND OUTLOOK
The operating environment remains challenging,

characterized by volatile markets, economic

uncertainty, geopolitical and ESG considerations, disruptive technologies, intensifying competition, and evolving

capital and regulatory requirements.

These factors may affect corporate and investor

sentiment and market
and business conditions in a positive or negative

manner which makes capital markets results

difficult to forecast. TD Securities is confident

in its increasingly
diversified and client-focused business

model, and believes that the combined

TD Securities and TD Cowen franchise is

well positioned to help support future
growth. If market conditions are accommodating,

then, in fiscal 2025, the Bank expects that

these synergies will help fuel revenue

momentum above the average
$1.8 billion quarterly revenue seen in 2024 and

is targeting to deliver an average quarterly

adjusted net income after tax of between

$375 million and $425 million,
although results may vary from quarter

to quarter depending on operating and

market conditions
45
.
BUSINESS SEGMENT ANALYSIS
Corporate
Corporate segment is comprised of service and control functions. Certain costs relating to these functions are allocated to operating business segments. The basis of allocation and methodologies are reviewed periodically to align with management’s evaluation of the Bank’s business segments.
TABLE 23: CORPORATE
(millions of Canadian dollars) 2024 2023
Net (loss) – reported $ (1,525) $ (4,389)
Adjustments for items of note
Amortization of acquired intangibles 290 313
Acquisition and integration charges related to the Schwab

transaction
109 149
Share of restructuring and other charges from investment

in Schwab
49 35
Restructuring charges 566 363
Payment related to the termination of the FHN transaction – 306
Impact from the terminated FHN acquisition-related capital hedging strategy
242 1,251
Impact of retroactive tax legislation on payment card clearing services – 57
Gain on sale of Schwab shares (1,022) –
Indirect tax matters 226 –
Civil matter provision/Litigation settlement 274 1,642
Less: impact of income taxes
CRD and federal tax rate increase for fiscal 2022 – (585)
Other items of note 396 944
Net (loss) – adjusted
1
$ (1,187) $ (632)
Decomposition of items included in net (loss) –

adjusted
Net corporate expenses
2
$ (1,641) $ (942)
Other 454 310
Net (loss) – adjusted
1
$ (1,187) $ (632)
Selected volumes
Average number of full-time equivalent staff 23,103 22,889
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “Financial Results Overview” section of this document.
2

For additional information about this metric, refer to the Glossary of this document.
Corporate segment includes expenses related

to service and control functions, the impact

of treasury and balance sheet management

activities, certain enterprise
level tax items, and intercompany items such

as elimination of TEB and the retailer program

partners’ share of the results of the

U.S. strategic cards portfolio.
Corporate segment’s reported net loss for the year

was $1,525 million, compared with a net loss

of $4,389 million last year. The lower net loss primarily reflects the
current year gain on sale of Schwab shares,

lower negative impacts from the hedging

strategy related to the terminated First Horizon

acquisition and lower civil
matter provision/litigation settlement, partially

offset by the higher restructuring charges

and the impact of the provision for indirect

tax matters in the current year.
Net corporate expenses increased $699

million compared to the prior year, primarily reflecting higher investments in risk and control infrastructure.

Of the
segment’s net corporate expenses for the

current year, approximately $460 million (US$340 million) reflects our U.S. governance and control investments,
including costs for U.S. BSA/AML remediation.

The adjusted net loss for the year was $1,187

million, compared with an adjusted net loss of

$632 million last year.
45
This paragraph contains forward-looking information, that is based on the Bank’s assumptions about interest rates, market volatility, market engagement,

credit conditions, competition,
and productivity initiatives, and is subject to risks and uncertainties, including those identified in the paragraph,

as well as other risk factors identified in the “Risk Factors That May Affect
Future Results” section in this document, including global economic conditions, regulatory requirements and investor sentiment.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 39
2024 ACCOMPLISHMENTS AND FOCUS

FOR 2025
●

In 2024, the Corporate segment continued

to support the Bank’s business segments by executing

on enterprise and regulatory initiatives

and managing
the Bank’s balance sheet and funding activities.

●

In 2025, the Corporate segment’s service and

control functions are focused on continuing

to evolve to meet the complex and challenging

operating
environment and respond to changing expectations

of all our stakeholders.
●

The Corporate segment will also maintain its

focus on enhancing the processes, technologies

and regulatory controls that help enable the

Bank’s
businesses to operate efficiently, effectively and in compliance with all applicable regulatory requirements.
2023 FINANCIAL RESULTS OVERVIEW
Summary of 2023 Performance
NET INCOME
Reported net income for the year was $10,634

million, a decrease of $6,795 million, or 39%,

compared with the prior year. The decrease reflects higher

non-
interest expenses, the impact of the terminated

First Horizon acquisition-related capital hedging

strategy, and higher PCL, partially offset by higher revenues. On an adjusted basis, net income for the year

was $14,995 million, a decrease of $430 million,

or 3%, compared with prior year. The reported ROE

for the year was
9.9%, compared with 18.0% prior year. The adjusted ROE

for the year was 14.2%, compared with 15.9%

prior year.
Reported diluted EPS for the year was $5.52,

a decrease of 42%, compared with $9.47

prior year. Adjusted diluted EPS for the year was $7.91,

a decrease of
5%, compared with $8.36 prior year.
Reported revenue was $50,690 million, an

increase of $1,658 million, or 3%, compared

with prior year. Adjusted revenue was $52,037 million, an increase of
$5,867 million, or 13%, compared with prior

year.
NET INTEREST INCOME
Reported net interest income for the year

was $29,944 million, an increase of $2,591

million, or 9%, compared with the prior year. The increase reflects margin
growth in the personal and commercial banking

businesses and the impact of foreign exchange

translation, partially offset by lower net interest

income in
Wholesale Banking and lower sweep and other

deposit volumes in U.S. Retail. Adjusted

net interest income was $30,394 million,

an increase of $3,087 million, or
11%.
NON-INTEREST INCOME
Reported non-interest income for the year

was $20,746 million, a decrease of $933 million,

or 4%, compared with the prior

year, primarily reflecting the impact of
the terminated First Horizon acquisition-related

capital hedging strategy and gain in the

prior year on sale of Schwab shares. Adjusted

non-interest income was
$21,643 million, an increase of $2,780 million, or

15%, primarily reflecting higher equity

commissions, global transaction banking revenue,

advisory fees, and
equity underwriting fees in Wholesale Banking,

including TD Cowen, and higher insurance

revenue, partially offset by lower fee-based revenue

in the personal and
commercial banking and wealth businesses.
PROVISION FOR CREDIT LOSSES
PCL for the year was $2,933 million,

an increase of $1,866 million compared

with the prior year. PCL – impaired was $2,486 million, an

increase of $1,049 million,
reflecting some normalization of credit performance.

PCL – performing was $447 million,

compared with a recovery of $370

million in the prior year. This year’s
performing provisions were largely recorded

in the Canadian Personal and Commercial

Banking and Wholesale Banking segments,

reflecting credit conditions and
volume growth. Total PCL as an annualized percentage of credit volume was 0.34%.
INSURANCE SERVICE EXPENSES
Insurance service expenses were $5,014

million, an increase of $2,114 million, or 73%, compared with the prior year, reflecting presentation changes from the
adoption of IFRS 17 which resulted in a corresponding

decrease primarily in non-interest expenses,

the impact of changes in the discount

rate which resulted in a
similar increase in the fair value of investments

supporting claims liabilities reported in non-interest

income, increased claims severity and

higher estimated losses
from catastrophe claims.
NON-INTEREST EXPENSES
Reported non-interest expenses for the year

were $29,855 million, an increase of $5,214

million, or 21%, compared with the prior year, reflecting

higher employee-
related expenses, including TD Cowen, the

Stanford litigation settlement, and higher acquisition

and integration related charges, including

charges related to the
terminated First Horizon acquisition.

On an adjusted basis, non-interest expenses

were $26,517 million, an increase of $2,158

million, or 9%.
PROVISION FOR INCOME TAXES
Reported total income and other taxes decreased

by $631million, or 10.9%, compared with

the prior year, reflecting a decrease in income

tax expense of
$868 million, or 21.8%, partially offset by an

increase in other taxes of $237 million,

or 13.2%. Adjusted

total income and other taxes increased

by $293 million
from the prior year, or 5.4%, reflecting an increase

in income tax expense of $56 million,

or 1.6%, and an increase in other taxes of

$237 million, or 13.2%.
The Bank’s reported effective income tax rate was

24.2% for 2023, compared with 19.5%

in the prior year. The year-over-year increase

primarily reflects the
implementation of the Canada Recovery

Dividend and the 1.5% Canadian federal

tax rate increase beginning in 2022, the

impact of the terminated First Horizon
transaction, and favourable tax impacts in the

prior year associated with the sale of Schwab

shares, earnings mix and the recognition of unused

tax losses. For a
reconciliation of the Bank’s effective income

tax rate with the Canadian statutory income

tax rate, refer to Note 24 of the 2023 Consolidated

Financial Statements.
The Bank reported its investment in Schwab

using the equity method of accounting. Schwab’s

tax expense (2023: $279 million; 2022: $319

million) was not part
of the Bank’s effective tax rate.
BALANCE SHEET
Total assets

were $1,955 billion as at October 31, 2023,

an increase of $38 billion, from October

31, 2022. The impact of foreign exchange

translation from the
depreciation in the Canadian dollar increased

total assets by $16 billion. The increase in

total assets reflects an increase in loans,

net of allowances for loan losses
of $65 billion, securities purchased under

reverse repurchase agreements of $44 billion,

other assets of $15 billion, trading loans,

securities, and other of $8 billion,
financial assets designated at fair value through

profit or loss of $1 billion and investment in

Schwab of $1 billion. The increase was

partially offset by a decrease in

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 40
cash and interest-bearing deposits with

banks of $41 billion, debt securities at amortized

cost of $35 billion, derivative assets of $16

billion, and non-trading
financial assets at fair value through profit or loss

of $4 billion.
Total liabilities

were $1,843 billion as at October

31, 2023, an increase of $37 billion from

October 31, 2022. The impact of foreign exchange

translation from the
depreciation in the Canadian dollar increased

total liabilities by $17 billion. The increase in

total liabilities reflects an increase in obligations

related to securities
sold under repurchase agreements of $39 billion,

financial liabilities designated at fair value through

profit or loss of $29 billion, other liabilities of

$15 billion and
trading deposits of $7 billion. The increase

was partially offset by a decrease in deposits of $32

billion, derivative liabilities of $19 billion and

subordinated notes
and debentures $2 billion.
Equity
was $112 billion as at October 31, 2023, an increase of $1 billion from

October 31, 2022. The increase reflects

common shares issued with a 2% discount
under the dividend reinvestment plan, net of

share repurchases, and gains in accumulated

other comprehensive income, partially offset

by lower retained
earnings. The increase in accumulated other

comprehensive is primarily driven by the impact

of foreign currency translation. The retained

earnings decreased as
the net income for the year is offset by the dividends

paid and the premium on the repurchase

of common shares.
GROUP FINANCIAL CONDITION

Balance Sheet Review
TABLE 24: CONDENSED CONSOLIDATED

BALANCE SHEET ITEMS
(millions of Canadian dollars) As at
October 31, 2024 October 31, 2023
Assets
Cash and Interest-bearing deposits

with banks
$ 176,367 $ 105,069
Trading loans, securities, and other 175,770 152,090
Non-trading financial assets at fair value through

profit or loss
5,869 7,340
Derivatives 78,061 87,382
Financial assets designated at fair value through

profit or loss
6,417 5,818
Financial assets at fair value through other

comprehensive income
93,897 69,865
Debt securities at amortized cost, net of allowance

for credit losses
271,615 308,016
Securities purchased under reverse repurchase

agreements
208,217 204,333
Loans, net of allowance for loan losses 949,549 895,947
Investment in Schwab 9,024 8,907
Other
1
86,965 110,372
Total assets
1
$ 2,061,751 $ 1,955,139
Liabilities
Trading deposits $ 30,412 $ 30,980
Derivatives 68,368 71,640
Financial liabilities designated at fair value

through profit or loss
207,914 192,130
Deposits 1,268,680 1,198,190
Obligations related to securities sold

under repurchase agreements
201,900 166,854
Subordinated notes and debentures 11,473 9,620
Other
1
157,844 173,654
Total liabilities
1
1,946,591 1,843,068
Total equity
1
115,160 112,071
Total liabilities and equity
1
$ 2,061,751 $ 1,955,139
1

For the year ended October 31, 2023, certain amounts have been restated for the adoption of IFRS 17. Refer to

Note 4 of the Bank’s 2024 Consolidated Financial Statements for further details.
Total assets

were $2,062 billion as at October 31, 2024,

an increase of $107 billion, from October

31, 2023. The impact of foreign exchange

translation from the
depreciation in the Canadian dollar increased

total assets by $3 billion.
The increase in total assets reflects an increase

in cash and interest-bearing deposits with banks

of $71 billion, loans, net of allowances

for loan losses of
$53 billion, trading loans, securities, and other

of $24 billion, financial assets at fair value

through other comprehensive income

of $24 billion, securities purchased
under reverse repurchase agreements of $4

billion and financial assets designated

at fair value through profit or loss of $1 billion.

The increase was partially offset
by a decrease in debt securities at amortized

cost of $37 billion, other assets of $23 billion,

derivative assets of $9 billion and non-trading

financial assets at fair
value through profit or loss of $1 billion.
Cash and interest-bearing deposits with

banks
increased $71 billion primarily reflecting

cash management activities.

Trading loans, securities, and other
increased $24 billion primarily in equity securities,

securitized mortgages and commodities held

for trading, partially offset
by government securities held for trading.
Non-trading financial assets at fair

value through profit or loss
decreased $1 billion primarily reflecting

maturities and sales.
Derivative assets
decreased $9 billion primarily reflecting changes

in mark-to-market values of foreign exchange

and interest rate contracts.
Financial assets designated at fair value

through profit or loss

increased $1 billion primarily reflecting purchases,

partially offset by maturities and sales.
Financial assets at fair value through other

comprehensive income

increased $24 billion primarily reflecting new

investments, partially offset by maturities

and
sales.
Debt securities at amortized cost, net

of allowance for credit losses

decreased $37 billion primarily reflecting

maturities and sales of government securities,
partially offset by new investments and the impact

of risk management activities.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 41
Securities purchased under reverse repurchase

agreements
increased $4 billion primarily reflecting an increase in volume.
Loans, net of allowance for loan losses

increased $53 billion reflecting volume growth

in business and government loans, including

the impact of bankers’
acceptances

transitioned to business and government loans

following the cessation of CDOR, volume

growth in residential real estate secured lending,

and the
impact of foreign exchange translation.
Investment in Schwab
remains relatively flat as the impact of

the Bank’s share of Schwab’s other comprehensive

income and net income is offset by the
reduction in the Bank’s ownership interest in

Schwab with the sale of 40.5 million shares.
Other

assets decreased $23 billion primarily

reflecting the impact of the cessation of

CDOR on customer’s liabilities under acceptances

and decrease in amounts
receivable from brokers, dealers and clients

due to lower volumes of pending trades.
Total liabilities

were $1,947 billion as at October 31, 2024,

an increase of $104 billion from October 31,

2023. The impact

of foreign exchange translation from the
depreciation in the Canadian dollar increased

total liabilities by $3 billion.
The increase in total liabilities reflects an

increase in deposits of $71 billion, obligations

related to securities sold under repurchase

agreements of $35 billion,
financial liabilities designated at fair value

through profit or loss of $16 billion and subordinated

notes and debentures of $2 billion.

The increase was partially offset
by a decrease in other liabilities of $16 billion,

derivative liabilities of $3 billion and trading

deposits of $1 billion.
Trading deposits
decreased $1 billion primarily reflecting

maturities, partially offset by new issuances.
Derivative liabilities
decreased $3 billion primarily reflecting

changes in mark-to-market values of foreign

exchange and interest rate contracts.
Financial liabilities designated at fair value

through profit or loss

increased $16 billion primarily reflecting

new issuances, partially offset by maturities.
Deposits
increased $71 billion reflecting higher

volumes in business and government, bank

and personal deposits and the impact of

foreign exchange translation.
Obligations related to securities sold

under repurchase agreements
increased $35 billion primarily reflecting

an increase in volume.
Subordinated notes and debentures

increased $2 billion primarily reflecting

new issuances, partially offset by redemptions.
Other

liabilities decreased $16 billion primarily

reflecting the impact of the cessation of

CDOR on acceptances and a volume decrease

in obligations related to
securities sold short and amounts payable

to brokers, dealers and clients, partially offset by increase in securitization liabilities at fair value and

liabilities related to
structured entities.
Equity
was $115 billion as at October 31, 2024, an increase of $3 billion from

October 31, 2023. The increase reflects gains

in accumulated other comprehensive
income,

partially offset by lower retained earnings.

The increase in accumulated other comprehensive

income is primarily driven by gains on

cash flow hedges and
the Bank’s share of the other comprehensive

income from investment in Schwab.

The retained earnings decreased as the net

income for the year is more than
offset by the dividends paid and the premium on the

repurchase of common shares.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 42
GROUP FINANCIAL CONDITION
Credit Portfolio Quality
AT A GLANCE OVERVIEW
●
Loans and acceptances, net of allowance

for loan losses were $950 billion,

an increase of $36 billion compared

with last year.

●
Impaired loans net of Stage 3 allowances

were $3,407 million, an increase of $1,130

million compared with last year.
●
Provision for credit losses was $4,253

million, compared with $2,933 million

last year.

●
Total allowance for credit losses including off-balance sheet positions increased by $952 million to $9,141

million.
LOAN PORTFOLIO
The Bank increased its loans and acceptances

net of allowance for loan losses by $36

billion, or 4%, from the prior year, primarily reflecting volume growth in the
real estate secured lending and business

and government portfolios, and the impact

of foreign exchange.
While the majority of the Bank’s credit risk exposure

is related to loans and acceptances,

the Bank also engaged in activities that have

off-balance sheet credit
risk. These include credit instruments

and derivative financial instruments, as explained

in Note 30 of the 2024 Consolidated Financial

Statements.
CONCENTRATION OF CREDIT RISK
The Bank’s loan portfolio continued to be concentrated

in Canadian and U.S. consumer lending,

comprised of residential mortgages, consumer

instalment and
other personal loans, and credit card loans,

representing 63% of total loans net of Stage

3 allowances, flat compared with 2023.

During the year, these portfolios
increased by $24 billion, or 4%, and totalled $600

billion at year end. Residential mortgages

represented 35% of total loans net of Stage

3 allowances in 2024, flat
compared with 2023. Consumer instalment and

other personal loans, and credit card loans

were 28% of total loans net of Stage 3 allowances

in 2024, flat
compared with 2023.
The Bank’s business and government loan portfolio

was 37% of total loans net of Stage 3 allowances,

flat compared with 2023. The largest business

and
government sector concentrations in Canada

were the Real estate and Financial sectors,

which comprised 6% and 2% of net loans, respectively. Real estate

and
Financial sectors were the largest U.S. sector

concentrations in 2024, representing 4% and

3% of net loans, respectively.
Geographically, the credit portfolio remained concentrated in

Canada. In 2024, the percentage of loans

net of Stage 3 allowances held in Canada

was 66%, flat
compared with 2023. The largest Canadian regional

exposure was in Ontario, which represented

39% of total loans net of Stage 3 allowances

for 2024, flat
compared to the prior year.
The remaining credit portfolio was predominantly

in the U.S., which represented 33% of loans

net of Stage 3 allowances, flat compared

with 2023. Exposures to
other geographic regions were relatively

small. The largest U.S. regional exposures

were in New York and New England which represented 6% and 5% of total
loans net of Stage 3 allowances, respectively, and consistent with the prior year.
Under IFRS 9, Financial Instruments

(IFRS 9), the Bank calculates allowances

for expected credit losses (ECLs) on debt

securities at amortized cost (DSAC)
and debt securities at fair value through

other comprehensive income (FVOCI). The

Bank has $361 billion in such debt securities

of which $361 billion are
performing securities (Stage 1 and 2) and none

are impaired.

The allowance for credit losses on DSAC and

debt securities at FVOCI was $3 million

and $1 million,
respectively.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 43
TABLE 25: LOANS AND ACCEPTANCES, NET OF STAGE 3 ALLOWANCE FOR LOAN LOSSES

BY INDUSTRY SECTOR
1,2
(millions of Canadian dollars, except as noted) Percentage of total
October 31 October 31 October 31 October 31
2024 2023 2024 2023
Stage 3
allowances for
Gross loan losses Net Net
loans impaired loans loans
Canada
Residential mortgages $ 273,069 $ 28 $ 273,041 $ 263,709 28.6% 28.7%
Consumer instalment and other personal
HELOC
3
123,036 31 123,005 117,587 12.9 12.8
Indirect Auto 29,837 98 29,739 28,721 3.1 3.1
Other 19,885 48 19,837 18,548 2.1 2.0
Credit card 20,510 90 20,420 18,746 2.0 2.0
Total personal 466,337 295 466,042 447,311 48.7 48.6
Real estate
Residential

27,874 7 27,867 27,782 2.9 3.0
Non-residential

25,962 25 25,937 24,820 2.7 2.7
Total real estate 53,836 32 53,804 52,602 5.6 5.7
Agriculture 11,218 7 11,211 9,892 1.2 1.1
Automotive 10,389 84 10,305 9,384 1.1 1.0
Financial 20,233 36 20,197 18,873 2.1 2.1
Food, beverage, and tobacco 3,387 96 3,291 3,059 0.3 0.3
Forestry 854 4 850 829 0.1 0.1
Government, public sector entities, and education 3,577 8 3,569 4,190 0.4 0.5
Health and social services 9,922 58 9,864 9,822 1.0 1.1
Industrial construction and trade contractors 6,180 16 6,164 5,607 0.6 0.6
Metals and mining 2,935 14 2,921 2,400 0.3 0.3
Oil and gas 2,265 11 2,254 2,288 0.2 0.2
Power and utilities 8,526 – 8,526 8,299 0.9 0.9
Professional and other services 5,733 43 5,690 5,716 0.6 0.6
Retail sector 5,020 66 4,954 4,564 0.5 0.5
Sundry manufacturing and wholesale 4,648 37 4,611 4,070 0.5 0.4
Telecommunications, cable, and media 5,325 6 5,319 4,294 0.6 0.5
Transportation 4,099 25 4,074 3,602 0.4 0.4
Other

5,811 12 5,799 6,345 0.6 0.7
Total business and government 163,958 555 163,403 155,836 17.0 17.0
Total Canada 630,295 850 629,445 603,147 65.7 65.6
United States
Residential mortgages 58,580 32 58,548 56,515 6.1 6.1
Consumer instalment and other personal
HELOC
3
11,525 22 11,503 10,566 1.3 1.2
Indirect Auto 42,981 58 42,923 41,012 4.5 4.5
Other 1,099 5 1,094 897 0.1 0.1
Credit card 20,123 288 19,835 19,596 2.1 2.1
Total personal 134,308 405 133,903 128,586 14.1 14.0
Real estate
Residential

13,727 10 13,717 11,956 1.4 1.2
Non-residential

28,152 25 28,127 28,514 2.9 3.0
Total real estate 41,879 35 41,844 40,470 4.3 4.2
Agriculture 1,182 – 1,182 1,173 0.1 0.1
Automotive 13,119 – 13,119 10,843 1.4 1.2
Financial 25,418 – 25,418 22,292 2.7 2.4
Food, beverage, and tobacco 4,584 1 4,583 4,396 0.5 0.5
Forestry 573 – 573 746 0.1 0.1
Government, public sector entities, and education 17,405 15 17,390 17,017 1.8 1.8
Health and social services 15,252 6 15,246 16,200 1.6 1.8
Industrial construction and trade contractors 2,555 4 2,551 2,413 0.3 0.3
Metals and mining 1,906 – 1,906 1,853 0.2 0.2
Oil and gas 1,586 5 1,581 1,594 0.2 0.2
Power and utilities 6,421 66 6,355 7,831 0.7 0.9
Professional and other services 18,434 24 18,410 17,518 1.9 1.9
Retail sector 6,199 8 6,191 6,318 0.6 0.7
Sundry manufacturing and wholesale 9,696 6 9,690 10,516 1.0 1.1
Telecommunications, cable, and media 7,748 45 7,703 9,175 0.8 1.0
Transportation 5,046 1 5,045 5,083 0.5 0.6
Other

4,104 6 4,098 2,746 0.4 0.3
Total business and government 183,107 222 182,885 178,184 19.1 19.3
Total United States 317,415 627 316,788 306,770 33.2 33.3
International
Personal 25 – 25 19 – –
Business and government 10,138 65 10,073 10,024 1.1 1.1
Total international 10,163 65 10,098 10,043 1.1 1.1
Total excluding other loans 957,873 1,542 956,331 919,960 100.0 100.0
Other loans
Acquired credit-impaired loans
4
– – – 85 – –
Total other loans – – – 85 – –
Total $ 957,873 $ 1,542 $ 956,331 $ 920,045 100.0% 100.0%
Stage 1 and Stage 2 allowance for loan losses – performing
Personal, business and government 6,552 6,108
Total, net of allowance $ 949,779 $ 913,937
Percentage change over previous year – loans and acceptances, net of Stage 3 allowance for loan losses (impaired)
3.9% 7.1%
Percentage change over previous year – loans and acceptances, net of allowance 3.9 7.1
1

Primarily based on the geographic location of the customer’s address.
2

Includes loans that are measured at FVOCI.
3

Home equity line of credit.
4

Includes FDIC covered loans and other ACI loans.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 44
TABLE 26: LOANS AND ACCEPTANCES, NET OF STAGE 3 ALLOWANCE FOR LOAN LOSSES

BY GEOGRAPHY
1,2
(millions of Canadian dollars, except

as noted)

As at Percentage of total
October 31 October 31 October 31 October 31
2024 2023 2024 2023
Stage 3
allowances for
loan losses
Gross loans impaired Net loans Net loans
Canada
Atlantic provinces $ 14,500 $ 18 $ 14,482 $ 13,662 1.5% 1.5%
British Columbia
3
103,107 63 103,044 96,010 10.8 10.4
Ontario
3
375,521 662 374,859 355,619 39.2 38.7
Prairies
3
84,753 72 84,681 88,417 8.8 9.6
Québec 52,414 35 52,379 49,439 5.5 5.4
Total Canada 630,295 850 629,445 603,147 65.8 65.6
United States
Carolinas (North and South) 17,943 21 17,922 17,983 1.9 2.0
Florida 27,841 49 27,792 26,709 2.9 2.9
New England
4
49,097 43 49,054 47,988 5.1 5.2
New Jersey 27,814 51 27,763 26,043 2.9 2.8
New York

59,422 95 59,327 56,821 6.2 6.2
Pennsylvania 17,513 18 17,495 18,731 1.8 2.0
Other
5
117,785 350 117,435 112,495 12.3 12.2
Total United States 317,415 627 316,788 306,770 33.1 33.3
International
Europe 5,506 65 5,441 5,843 0.6 0.6
Other

4,657 – 4,657 4,200 0.5 0.5
Total international 10,163 65 10,098 10,043 1.1 1.1
Total excluding other loans 957,873 1,542 956,331 919,960 100.0 100.0
Other loans – – – 85 – –
Total

$ 957,873 $ 1,542 $ 956,331 $ 920,045 100.0% 100.0%
Stage 1 and Stage 2 allowances 6,552 6,108
Total, net of allowance $ 949,779 $ 913,937
Percentage change over previous year – loans and

acceptances,
net of Stage 3 allowances for loan losses (impaired) 2024 2023
Canada 4.4% 6.5%
United States 3.3 12.2
International 0.5 (46.4)
Other loans (100.0) (23.4)
Total 3.9% 7.1%
1
Primarily based on the geographic location of the customer’s address.
2

Includes loans that are measured at FVOCI.
3

The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories

is included in the Prairies region.
4

The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.
5

Includes loans attributable to other states/regions including those outside TD’s core U.S. geographic footprint.
REAL ESTATE SECURED LENDING
Retail real estate secured lending includes

mortgages and lines of credit to North American

consumers to satisfy financing needs including

home purchases and
refinancing. While the Bank retains first lien

on the majority of properties held as security, there is a small portion of loans with second liens, but

most of these are
behind a TD mortgage that is in first

position. In Canada, credit policies are designed

so that the combined exposure of all uninsured

facilities on one property does
not exceed 80% of the collateral value at origination.

Lending at a higher loan-to-value ratio

is permitted by legislation but requires

default insurance. This
insurance is contractual coverage for the life

of eligible facilities and protects the

Bank’s real estate secured lending portfolio against

potential losses caused by
borrowers’ default. The Bank may also purchase

default insurance on lower loan-to-value

ratio loans. The insurance is provided

by either government-backed
entities or approved private mortgage insurers.

In the U.S., for residential mortgage originations,

mortgage insurance is usually obtained from either

government-
backed entities or approved private mortgage

insurers when the loan-to-value exceeds 80%

of the collateral value at origination.
The Bank regularly performs stress tests

on its real estate lending portfolio as part

of its overall stress testing program. This is

done with a view to determine the
extent to which the portfolio would be vulnerable

to a severe downturn in economic conditions.

The effect of severe changes in house prices,

interest rates, and
unemployment levels are among the factors

considered when assessing the impact

on credit losses and the Bank’s overall profitability. A variety of portfolio
segments, including dwelling type and geographical

regions, are examined during the exercise

to determine whether specific vulnerabilities exist.
TABLE 27: CANADIAN REAL ESTATE

SECURED LENDING
1,2
(millions of Canadian dollars) As at
Amortizing Non-amortizing Total
Residential Home equity Total amortizing real Home equity
Mortgages lines of credit estate secured lending lines of credit
October 31, 2024
Total $ 273,069 $ 89,369 $ 362,438 $ 33,667 $ 396,105
October 31, 2023
Total $ 263,733 $ 86,943 $ 350,676 $ 30,675 $ 381,351
1
Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
2

Amortizing includes loans where the fixed contractual payments are no longer sufficient to cover the interest based on the rates in effect at October 31, 2024

and October 31, 2023,
respectively.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 45
TABLE 28: REAL ESTATE SECURED

LENDING
1,2
(millions of Canadian dollars, except as noted) As at
Residential mortgages Home equity lines of credit Total
Insured
3
Uninsured Insured
3
Uninsured Insured
3
Uninsured
October 31, 2024
Canada

Atlantic provinces $ 2,445 0.9% $ 4,753 1.7% $ 158 0.1% $ 2,207 1.8% $ 2,603 0.7% $ 6,960 1.8%
British Columbia
4
8,311 3.0 48,362 17.7 804 0.7 22,840 18.6 9,115 2.3 71,202 18.0
Ontario
4
21,943 8.1 126,294 46.3 2,734 2.2 67,567 54.9 24,677 6.2 193,861 48.9
Prairies
4
17,685 6.5 22,120 8.1 1,499 1.2 12,459 10.1 19,184 4.8 34,579 8.7
Québec 6,616 2.4 14,540 5.3 509 0.4 12,259 10.0 7,125 1.8 26,799 6.8
Total Canada 57,000 20.9% 216,069 79.1% 5,704 4.6% 117,332 95.4% 62,704 15.8% 333,401 84.2%
United States 1,517 57,063 – 11,525 1,517 68,588
Total $ 58,517 $ 273,132 $ 5,704 $ 128,857 $ 64,221 $ 401,989
October 31, 2023
Canada

Atlantic provinces $ 2,561 1.0% $ 4,557 1.7% $ 181 0.2% $ 1,938 1.6% $ 2,742 0.7% $ 6,495 1.7%
British Columbia
4
8,642 3.3 46,003 17.4 920 0.8 21,642 18.4 9,562 2.5 67,645 17.7
Ontario
4
22,559 8.6 118,882 45.1 3,126 2.7 64,095 54.4 25,685 6.8 182,977 48.1
Prairies
4
18,621 7.1 20,385 7.7 1,746 1.5 11,956 10.2 20,367 5.3 32,341 8.5
Québec 7,221 2.7 14,302 5.4 590 0.5 11,424 9.7 7,811 2.0 25,726 6.7
Total Canada 59,604 22.7% 204,129 77.3% 6,563 5.7% 111,055 94.3% 66,167 17.3% 315,184 82.7%
United States 1,439 55,169 – 10,591 1,439 65,760
Total $ 61,043 $ 259,298 $ 6,563 $ 121,646 $ 67,606 $ 380,944
1
Geographic location is based on the address of the property mortgaged.
2
Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
3
Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending, all or in part, is protected against potential losses caused by borrower default. It is provided by either government-backed entities or other approved private mortgage insurers.
4
The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories

is included in the Prairies region.
The following table provides a summary

of the period over which the Bank’s residential

mortgages would be fully repaid based on

the amount of the most recent
payment received. All figures are calculated

based on current customer payment amounts,

including voluntary payments larger than

the original contractual
amounts and/or other voluntary prepayments.

The most recent customer payment amount

may exceed the original contractual amount

due.
Balances with a remaining amortization longer

than 30 years primarily reflect Canadian

variable rate mortgages where prior interest rate

increases relative to
current customer payment levels have resulted

in a longer current amortization period.

At renewal, the amortization period for

Canadian mortgages reverts to the
remaining contractual amortization, which

may require increased payments.

TABLE 29: RESIDENTIAL MORTGAGES

BY REMAINING AMORTIZATION
1,2,3
As at
<=5 >5 – 10 >10 – 15 >15 – 20 >20 – 25 >25 – 30 >30 – 35 >35
years years years years years years years years Total
October 31, 2024
Canada

0.8% 2.7% 6.4% 16.8% 33.3% 28.9% 2.4% 8.7% 100.0%
United States 2.3 1.3 3.4 7.6 14.2 70.2 0.5 0.5 100.0
Total 1.0% 2.5% 5.9% 15.1% 29.9% 36.2% 2.1% 7.3% 100.0%
October 31, 2023
Canada

0.8% 2.7% 5.7% 14.1% 31.5% 24.6% 1.4% 19.2% 100.0%
United States 5.3 1.4 3.8 7.8 10.6 69.5 1.1 0.5 100.0
Total 1.6% 2.5% 5.3% 13.0% 27.8% 32.6% 1.4% 15.8% 100.0%
1.

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
2.

Percentage based on outstanding balance.
3.

$15.6 billion or 6% of the mortgage portfolio in Canada (October 31, 2023: $37.4 billion or 14%) relates to mortgages in which the fixed contractual payments are no longer sufficient to cover the interest based on the rates in effect at October 31, 2024 and October 31, 2023, respectively.
TABLE 30: UNINSURED AVERAGE

LOAN-TO-VALUE – Newly Originated and Newly

Acquired
1,2,3
For the 12 months ended
October 31, 2024 October 31, 2023
Residential Home equity Residential Home equity
mortgages lines of credit
4,5
Total mortgages lines of credit
4,5
Total
Canada

Atlantic provinces 69% 67% 68% 70% 68% 69%
British Columbia
6
66 61 64 66 61 64
Ontario
6
67 61 64 66 61 64
Prairies
6
73 69 71 73 70 72
Québec 69 68 69 69 69 69
Total Canada 68 63 66 67 63 65
United States 73 61 68 74 62 71
Total 69% 63% 66% 68% 63% 66%
1
Geographic location is based on the address of the property mortgaged.
2
Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
3
Based on house price at origination.
4
HELOC loan-to-value includes first position collateral mortgage if applicable.
5
HELOC fixed rate advantage option is included in loan-to-value calculation.
6
The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories

is included in the Prairies region.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 46
SOVEREIGN RISK
The following table provides a summary

of the Bank’s direct credit exposures outside

of Canada and the U.S. (Europe excludes

United Kingdom).

TABLE 31: TOTAL NET EXPOSURE BY

REGION AND COUNTERPARTY
(millions of Canadian dollars)
As at

Loans and commitments
1
Derivatives, repos, and securities lending
2
Trading and investment portfolio
3
Total

Corporate

Sovereign

Financial

Total

Corporate

Sovereign

Financial

Total

Corporate

Sovereign

Financial

Total

Exposure
4
October 31, 2024
Region
Europe $ 8,490 $ 8 $ 5,050 $ 13,548 $ 4,847 $ 2,117 $ 8,145 $ 15,109 $ 1,157 $ 24,124 $ 2,660 $ 27,941 $ 56,598
United Kingdom 8,462 3,124 2,661 14,247 3,490 1,172 13,536 18,198 866 1,691 1,104 3,661 36,106
Asia 241 30 2,412 2,683 519 533 2,739 3,791 290 10,486 893 11,669 18,143
Other
5
209 – 598 807 370 416 2,481 3,267 218 1,012 3,187 4,417 8,491
Total $ 17,402 $ 3,162 $ 10,721 $ 31,285 $ 9,226 $ 4,238 $ 26,901 $ 40,365 $ 2,531 $ 37,313 $ 7,844 $ 47,688 $ 119,338
October 31, 2023
Region
Europe $ 7,577 $ 7 $ 5,324 $ 12,908 $ 3,763 $ 1,945 $ 6,736 $ 12,444 $ 777 $ 25,015 $ 2,001 $ 27,793 $ 53,145
United Kingdom 8,928 7,965 2,131 19,024 2,759 490 13,431 16,680 491 596 257 1,344 37,048
Asia 254 20 2,167 2,441 262 706 2,640 3,608 325 10,728 830 11,883 17,932
Other
5
233 8 517 758 233 720 2,883 3,836 209 1,205 3,443 4,857 9,451
Total $ 16,992 $ 8,000 $ 10,139 $ 35,131 $ 7,017 $ 3,861 $ 25,690 $ 36,568 $ 1,802 $ 37,544 $ 6,531 $ 45,877 $ 117,576
1

Exposures, including interest-bearing deposits with banks, are presented net of impairment charges where applicable.
2

Exposures are calculated on a fair value basis and presented net of collateral. Derivatives are presented as net exposures where there is an International Swaps and Derivatives
Association master netting agreement.
3

Trading exposures are net of eligible short positions.

4

In addition to the exposures identified above, the Bank also has $35.5 billion (October 31, 2023 – $40.8 billion)

of exposure to supranational entities.
5

Other regional exposure largely attributable to Australia.
IMPAIRED LOANS
A loan is considered impaired and migrates

to Stage 3 when it is 90 days or more past due

for retail exposures, rated borrower

risk rating (BRR) 9 for non-retail
exposures, or when there is objective evidence

that there has been a deterioration of credit

quality to the extent that the Bank no longer has

reasonable assurance
as to the timely collection of the full amount

of principal and interest. Gross impaired loans

excluding ACI loans increased $1,650 million,

or 50%, compared with
the prior year.
In Canada, impaired loans net of Stage 3 allowances

increased by $352 million, or 45% in 2024.

Residential mortgages, consumer instalment and

other
personal loans, and credit cards, had net

impaired loans of $512 million, an increase

of $136 million, or 36%, compared

with the prior year, reflecting credit
migration. Business and government impaired

loans net of Stage 3 allowances were $622

million, an increase of $216 million, compared

with $406 million in the
prior year, reflecting an increase in the commercial and Wholesale lending portfolios as new formations

outpaced resolutions.

In the U.S., impaired loans net of Stage 3

allowances increased by $753 million, or 50%

in 2024. Residential mortgages, consumer

instalment and other
personal loans, and credit cards, had net

impaired loans of $1,118 million, an increase of $133 million, or

14%, compared with the prior year, reflecting credit
migration. Business and government net impaired

loans were $1,130 million, an increase

of $620 million, compared with $510

million in the prior year, reflecting an
increase in the commercial lending portfolios

as new formations outpaced resolutions,

and the impact of foreign exchange.
Geographically, 33% of total net impaired loans were located in

Canada and 66% in the U.S. The largest

regional concentration of net impaired loans in

Canada
was in Ontario, representing 24% of total

net impaired loans, compared with 23% in

the prior year. The largest regional concentration of net impaired loans in the
U.S. was in New York, representing 23% of total net impaired loans,

compared with 21% in the prior year.
TABLE 32: CHANGES IN GROSS IMPAIRED

LOANS AND ACCEPTANCES
1,2,3
(millions of Canadian dollars) 2024 2023
Personal, Business and Government Loans
Impaired loans as at beginning of period $ 3,299 $ 2,503
Classified as impaired during the period 8,655 5,885
Transferred to performing during the period (1,094) (931)
Net repayments (1,801) (1,351)
Disposals of loans (158) –
Amounts written off (3,984) (2,846)
Exchange and other movements 32 39
Impaired loans as at end of year $ 4,949 $ 3,299
1

Includes customers’

liability under acceptances.
2

Excludes ACI loans.

3

Includes loans that are measured at FVOCI.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 47
TABLE 33: IMPAIRED LOANS NET OF

STAGE 3 ALLOWANCE FOR

LOAN LOSSES BY INDUSTRY

SECTOR
1,2,3,4
(millions of Canadian dollars, except as noted) As at Percentage of total
Oct. 31 Oct. 31 Oct. 31 Oct. 31
2024 2023 2024 2023
Stage 3
Gross allowances for Net Net
impaired loan losses impaired impaired
loans impaired loans loans
Canada
Residential mortgages $ 275 $ 28 $ 247 $ 162 7.2% 7.1%
Consumer instalment and other
personal
HELOC 185 31 154 117 4.5 5.1
Indirect auto 132 98 34 30 1.0 1.4
Other 72 48 24 21 0.7 0.9
Credit card
5
143 90 53 46 1.6 2.0
Total personal 807 295 512 376 15.0 16.5
Real estate
Residential

53 7 46 6 1.4 0.3
Non-residential

100 25 75 62 2.2 2.7
Total real estate 153 32 121 68 3.6 3.0
Agriculture 56 7 49 13 1.5 0.5
Automotive 160 84 76 14 2.2 0.6
Financial 47 36 11 3 0.3 0.1
Food, beverage, and tobacco 126 96 30 19 0.9 0.8
Forestry 11 4 7 2 0.2 0.1
Government, public sector entities,
and education 12 8 4 4 0.1 0.2
Health and social services 138 58 80 102 2.4 4.5
Industrial construction and trade
contractors 43 16 27 12 0.8 0.5
Metals and mining 22 14 8 15 0.2 0.7
Oil and gas 11 11 – 1 – –
Power and utilities – – – – – –
Professional and other services 74 43 31 24 0.9 1.1
Retail sector 144 66 78 61 2.3 2.7
Sundry manufacturing and wholesale 100 37 63 14 1.8 0.6
Telecommunications, cable, and
media 10 6 4 13 0.1 0.6
Transportation 45 25 20 16 0.6 0.7
Other

25 12 13 25 0.4 1.1
Total business and government 1,177 555 622 406 18.3 17.8
Total Canada 1,984 850 1,134 782 33.3 34.3
United States
Residential mortgages 490 32 458 399 13.5 17.5
Consumer instalment and other
personal
HELOC 282 22 260 213 7.6 9.4
Indirect auto 309 58 251 215 7.4 9.4
Other 10 5 5 2 0.1 0.1
Credit card
5
432 288 144 156 4.2 6.9
Total personal 1,523 405 1,118 985 32.8 43.3
Real estate
Residential

201 10 191 79 5.6 3.5
Non-residential

409 25 384 203 11.3 8.9
Total real estate 610 35 575 282 16.9 12.4
Agriculture 2 – 2 3 0.1 0.1
Automotive 4 – 4 3 0.1 0.1
Financial 1 – 1 1 – –
Food, beverage, and tobacco 11 1 10 3 0.3 0.1
Forestry – – – – – –
Government, public sector entities,
and education 62 15 47 2 1.4 0.1
Health and social services 55 6 49 35 1.4 1.6
Industrial construction and trade
contractors 38 4 34 18 1.0 0.8
Metals and mining 2 – 2 – 0.1 –
Oil and gas 4 4 – 1 – –
Power and utilities 98 67 31 – 0.9 –
Professional and other services 165 24 141 52 4.1 2.3
Retail sector 54 8 46 27 1.3 1.2
Sundry manufacturing and wholesale 48 6 42 48 1.2 2.1
Telecommunications, cable, and
media 150 45 105 18 3.1 0.8
Transportation 13 1 12 6 0.4 0.3
Other

35 6 29 11 0.9 0.5
Total business and government 1,352 222 1,130 510 33.2 22.4
Total United States 2,875 627 2,248 1,495 66.0 65.7
International 90 65 25 – 0.7 –
Total $ 4,949 $ 1,542 $ 3,407 $ 2,277 100.0% 100.0%
Net impaired loans as a % of common equity 3.27% 2.25%
1
Includes customers’ liability under acceptances.
2
Primarily based on the geographic location of the customer’s address.
3

Includes loans that are measured at FVOCI.
4

Excludes ACI loans, debt securities classified as loans under IAS 39
, Financial Instruments: Recognition and Measurement

and DSAC and debt securities at FVOCI under IFRS 9.
5

Credit cards are considered impaired when they are 90 days past due and written off at 180 days past due.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 48
TABLE 34: IMPAIRED LOANS NET OF STAGE 3 ALLOWANCE FOR LOAN LOSSES BY GEOGRAPHY
1,2,3,4,5
(millions of Canadian dollars, except as noted) As at

Percentage of total
October 31 October 31 October 31 October 31
2024 2023 2024 2023
Stage 3
Gross allowances for Net Net
impaired loan losses impaired impaired
loans impaired loans loans
Canada
Atlantic provinces $ 39 $ 18 $ 21 $ 22 0.6% 1.0%
British Columbia
6
193 63 130 59 3.8 2.5
Ontario
6
1,463 662 801 533 23.5 23.4
Prairies
6
208 72 136 128 4.0 5.6
Québec 81 35 46 40 1.4 1.8
Total Canada 1,984 850 1,134 782 33.3 34.3
United States
Carolinas (North and South) 122 21 101 74 3.0 3.2
Florida 291 49 242 206 7.1 9.1
New England
7
275 43 232 177 6.8 7.8
New Jersey 311 51 260 150 7.6 6.6
New York

865 95 770 486 22.6 21.3
Pennsylvania 141 18 123 56 3.6 2.5
Other 870 350 520 346 15.3 15.2
Total United States 2,875 627 2,248 1,495 66.0 65.7
Total International 90 65 25 – 0.7 –
Total $ 4,949 $ 1,542 $ 3,407 $ 2,277 100.0% 100.0%
Net impaired loans as a % of net loans 0.36% 0.25%
1

Includes customers’

liability under acceptances.
2

Primarily based on the geographic location of the customer’s address.
3

Includes loans that are measured at FVOCI.

4

Excludes ACI loans.

5
Credit cards are considered impaired when they are 90 days past due and written off at 180 days past due.
6

The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories

is included in the Prairies region.
7

The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.

ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses including

off-balance sheet positions of $9,141 million as

at October 31, 2024, was comprised of Stage

3 allowance for impaired
loans of $1,553 million, Stage 2 allowance of

$4,675 million, and Stage 1 allowance

of $2,909 million, and allowance for debt

securities of $4 million. The Stage 1
and 2 allowances are for performing loans and

off-balance sheet instruments.
Stage 3 allowances (impaired)
The Stage 3 allowance for loan losses increased

$517 million, or 50%, compared

with last year, largely reflected in the Business and Government lending
portfolios, and the impact of foreign exchange.
Stage 1 and Stage 2 allowances (performing)
As at October 31, 2024, the performing allowance

was $7,584 million, up from $7,149 million

as at October 31, 2023. The increase this year

largely reflected credit
conditions, including credit migration, volume

growth, and the impact of foreign exchange.

The allowance increase included $12 million

attributable to the partners’
share of the U.S. strategic cards portfolios.

The performing allowance for debt securities

is flat compared with last year.
Forward-looking information, including

macroeconomic variables deemed to be

predictive of ECLs based on the Bank’s experience,

is used to determine ECL
scenarios and associated probability weights

to determine the probability-weighted ECLs.

Each quarter, all base forecast macroeconomic variables

are refreshed,
resulting in new upside and downside

macroeconomic scenarios. The probability

weightings assigned to each ECL scenario

are also reviewed each quarter and
updated as required, as part of the Bank’s ECL governance

process. As a result of periodic reviews

and quarterly updates, the allowance

for credit losses may be
revised to reflect updates in loss estimates

based on the Bank’s recent loss experience and

its forward-looking views. The Bank

periodically reviews the
methodology and has performed certain additional

quantitative and qualitative portfolio and

loan level assessments of significant increase

in credit risk. Refer to
Note 3 of the Bank’s 2024 Consolidated Financial

Statements for further details on forward-looking

information.

The probability-weighted allowance for

credit losses reflects the Bank’s forward-looking

views. To the extent that certain anticipated effects cannot be fully incorporated into quantitative models, management

continues to exercise expert credit judgment

in determining the amount of ECLs.

Refer to Note 3 of the Bank’s
2024 Consolidated Financial Statements

for additional detail.
PROVISION FOR CREDIT

LOSSES
The PCL is the amount charged to income

to bring the total allowance for credit

losses, including both Stage 1 and 2 allowances

(performing) and Stage 3
allowance (impaired), to a level that management

considers adequate to absorb expected and

incurred credit-related losses in

the Bank’s loan portfolio. Provisions
are reduced by any recoveries in the year.
In Canada, PCL – impaired related to residential

mortgages, consumer instalment and other personal

loans, and credit card loans was $1,158

million, an
increase of $347 million, or 43%, compared

to 2023 reflecting credit migration. PCL –

impaired related to business and government

loans was $445 million, an
increase of $246 million, compared to $199

million in the prior year, reflecting credit migration.
In the U.S., PCL – impaired related to residential

mortgages, consumer instalment and other personal

loans, and credit card loans was $1,712

million, an
increase of $433 million, or 34%, compared

to 2023, reflecting credit migration

and the impact of foreign exchange. PCL – impaired

related to business and
government loans was $457 million, an increase

of $260 million, compared to $197

million in the prior year, largely reflecting credit migration and the impact of
foreign exchange.
Geographically, the largest regional concentration of PCL – impaired in Canada was in Ontario. The largest

regional concentration of PCL – impaired in

the U.S.
was in New York.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 49
The following table provides a summary

of provisions charged to the Consolidated

Statement of Income.

TABLE 35: PROVISION FOR CREDIT LOSSES
1
(millions of Canadian dollars) 2024 2023
Provision for credit losses – Stage 3 (impaired)
Canadian Personal and Commercial

Banking
$ 1,555 $ 1,013
U.S. Retail 1,437 965
Wealth Management and Insurance – 1
Wholesale Banking 247 16
Corporate
2
638 491
Total provision for credit losses – Stage 3

3,877 2,486
Provision for credit losses – Stage 1 and

Stage 2 (performing)
Canadian Personal and Commercial

Banking
200 330
U.S. Retail 95 (37)
Wealth Management and Insurance – –
Wholesale Banking 70 110
Corporate
2
11 44
Total provision for credit losses – Stage 1 and

2

376 447
Provision for credit losses

$ 4,253 $ 2,933
1

Includes PCL for off-balance sheet instruments.
2

Includes PCL on the retailer program partners’

share of the U.S. strategic cards portfolio.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 50
TABLE 36: PROVISION FOR CREDIT LOSSES

BY INDUSTRY SECTOR
1,2
(millions of Canadian dollars, except as noted) For the years ended Percentage of total
October 31 October 31 October 31 October 31
2024 2023 2024 2023
Stage 3 provision for credit losses (impaired)
Canada
Residential mortgages $ 9 $ 9 0.2% 0.4%
Consumer instalment and other personal
HELOC 7 8 0.2 0.3
Indirect auto 396 227 10.2 9.1
Other 244 188 6.3 7.6
Credit card 502 379 12.9 15.2
Total personal 1,158 811 29.8 32.6
Real estate
Residential 2 1 – –
Non-residential 19 12 0.5 0.5
Total real estate 21 13 0.5 0.5
Agriculture 7 1 0.2 –
Automotive 69 14 1.8 0.6
Financial 37 – 1.0 –
Food, beverage, and tobacco 81 16 2.1 0.6
Forestry 3 – 0.1 –
Government, public sector entities, and education – – – –
Health and social services 18 40 0.4 1.6
Industrial construction and trade contractors 24 14 0.6 0.6
Metals and mining 4 – 0.1 –
Oil and gas – (1) – –
Power and utilities – – – –
Professional and other services 30 19 0.8 0.8
Retail sector 44 11 1.1 0.4
Sundry manufacturing and wholesale 63 8 1.6 0.3
Telecommunications, cable, and media 3 4 0.1 0.2
Transportation 31 5 0.8 0.2
Other

10 55 0.3 2.2
Total business and government 445 199 11.5 8.0
Total Canada 1,603 1,010 41.3 40.6
United States
Residential mortgages (2) (2) (0.1) (0.1)
Consumer instalment and other personal
HELOC 3 (2) 0.1 (0.1)
Indirect auto 355 205 9.2 8.2
Other 233 222 6.0 9.0
Credit card 1,123 856 29.0 34.4
Total personal 1,712 1,279 44.2 51.4
Real estate
Residential

13 2 0.3 0.1
Non-residential

89 80 2.3 3.2
Total real estate 102 82 2.6 3.3
Agriculture 1 – – –
Automotive 4 3 0.1 0.1
Financial 1 (2) – (0.1)
Food, beverage, and tobacco 10 – 0.3 –
Government, public sector entities, and education 17 – 0.5 –
Health and social services 6 5 0.2 0.2
Industrial construction and trade contractors 18 5 0.5 0.2
Metals and mining – (1) – –
Oil and gas – – – –
Power and utilities 65 – 1.7 –
Professional and other services 47 16 1.2 0.6
Retail sector 29 9 0.7 0.4
Sundry manufacturing and wholesale 39 36 1.0 1.5
Telecommunications, cable, and media 53 16 1.4 0.6
Transportation 9 4 0.2 0.2
Other

56 24 1.4 1.0
Total business and government 457 197 11.8 8.0
Total United States 2,169 1,476 56.0 59.4
International 105 – 2.7 –
Total excluding other loans 3,877 2,486 100.0 100.0
Other loans
Debt securities at amortized cost and FVOCI – – – –
Acquired credit-impaired loans
3
– – – –
Total other loans – – – –
Total Stage 3 provision for credit losses (impaired) $ 3,877 $ 2,486 100.0% 100.0%
Stage 1 and 2 provision for credit losses
Personal, business, and government $ 376 $ 447
Debt securities at amortized cost and FVOCI – –
Total Stage 1 and 2 provision for credit losses 376 447
Total provision for credit losses $ 4,253 $ 2,933
1
Primarily based on the geographic location of the customer’s address.
2
Includes loans that are measured at FVOCI.
3

Includes all FDIC covered loans and other ACI loans.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 51
TABLE 37: PROVISION FOR CREDIT LOSSES

BY GEOGRAPHY
1,2,3
(millions of Canadian dollars, except

as noted)
For the years ended Percentage of total
October 31 October 31 October 31 October 31
2024 2023 2024 2023
Canada
Atlantic provinces $ 63 $ 49 1.5% 1.7%
British Columbia
4
186 116 4.4 4.0
Ontario
4
938 551 22.0 18.8
Prairies
4
276 203 6.5 6.9
Québec 140 91 3.3 3.1
Total Canada 1,603 1,010 37.7 34.5
United States
Carolinas (North and South) 93 68 2.2 2.3
Florida 242 173 5.7 5.9
New England
5
186 135 4.4 4.6
New Jersey 158 109 3.7 3.7
New York 328 262 7.7 9.0
Pennsylvania 79 53 1.8 1.8
Other
6
1,083 676 25.5 23.0
Total United States 2,169 1,476 51.0 50.3
International 105 – 2.5 –
Total excluding other loans 3,877 2,486 91.2 84.8
Other loans
7
– – – –
Total Stage 3 provision for credit losses (impaired) 3,877 2,486 91.2 84.8
Stage 1 and 2 provision for credit losses 376 447 8.8 15.2
Total provision for credit losses $ 4,253 $ 2,933 100.0% 100.0%
Provision for credit losses as a % of average

October 31 October 31
net loans and acceptances
6
2024 2023
Canada
Residential mortgages – % – %
Credit card, consumer instalment and other personal 0.62 0.46
Business and government 0.25 0.12
Total Canada 0.25 0.17
United States
Residential mortgages – –
Credit card, consumer instalment and other personal 2.43 1.96
Business and government 0.28 0.13
Total United States 0.75 0.54
International 2.49 –
Total excluding other loans 0.42 0.28
Other loans – –
Total Stage 3 provision for credit losses (impaired) 0.42 0.28
Stage 1 and 2 provision for credit losses 0.04 0.05
Total provision for credit losses as a % of average net loans and acceptances
0.46% 0.34%
1

Primarily based on the geographic location of the customer’s address.
2

Includes loans that are measured at FVOCI.
3

Includes customers’

liability under acceptances.
4

The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories

is included in the Prairies region.
5

The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.

6

Includes PCL attributable to other states/regions including those outside TD’s core U.S. geographic footprint.

7

Other loans include ACI.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 52
GROUP FINANCIAL CONDITION
Capital Position
TABLE 38: CAPITAL STRUCTURE

AND RATIOS – Basel III
(millions of Canadian dollars, except

as noted)
2024 2023
Common Equity Tier 1 Capital
Common shares plus related contributed

surplus

$ 25,543 $ 25,522
Retained earnings

70,826 73,044
Accumulated other comprehensive income

7,904 2,750
Common Equity Tier 1 Capital before

regulatory adjustments

104,273 101,316
Common Equity Tier 1 Capital regulatory adjustments

Goodwill (net of related tax liability) (18,645) (18,424)
Intangibles (net of related tax liability)

(2,921) (2,606)
Deferred tax assets excluding those arising

from temporary differences

(212) (207)
Cash flow hedge reserve

3,015 5,571
Shortfall of provisions to expected losses

– –
Gains and losses due to changes in own

credit risk on fair valued liabilities

(193) (379)
Defined benefit pension fund net assets (net

of related tax liability)

(731) (908)
Investment in own shares

(21) (21)
Non-significant investments in the capital of

banking, financial, and insurance entities,

net of eligible
short positions (amount above 10% threshold) (1,835) (1,976)
Significant investments in the common

stock of banking, financial, and insurance

entities
that are outside the scope of regulatory

consolidation, net of eligible short positions
(amount above 10% threshold) – –
Equity investments in funds subject to

the fall-back approach
(32) (49)
Other deductions or regulatory adjustments

to CET1 as determined by OSFI
16 –
Total regulatory adjustments to Common

Equity Tier 1 Capital
(21,559) (18,999)
Common Equity Tier 1 Capital 82,714 82,317

Additional Tier 1 Capital instruments
Directly issued qualifying

Additional Tier 1 instruments plus stock

surplus
10,887 10,791
Additional Tier 1 Capital instruments before

regulatory adjustments
10,887 10,791

Additional Tier 1 Capital instruments

regulatory adjustments
Non-significant investments in the capital of

banking, financial, and insurance entities,

net of eligible
short positions (amount above 10% threshold) (3) (6)
Significant investments in the capital of banking,

financial, and insurance entities that are

outside

the scope of regulatory consolidation, net of

eligible short positions
(350) (350)
Total regulatory adjustments to

Additional Tier 1 Capital
(353) (356)
Additional Tier 1 Capital 10,534 10,435
Tier 1 Capital 93,248 92,752

Tier 2 Capital instruments and provisions
Directly issued qualifying Tier 2 instruments

plus related stock surplus
11,273 9,424
Collective allowances
1,512 1,964
Tier 2 Capital before regulatory adjustments 12,785 11,388
Tier 2 regulatory adjustments
Investment in own Tier 2 instruments
– –
Non-significant investments in the capital of

banking, financial, and insurance entities,

net of eligible
short positions (amount above 10% threshold)
1
(224) (196)
Non-significant investments in the other

TLAC-eligible instruments issued by G-SIBs

and Canadian
D-SIBs, where the institution does not own more

than 10% of the issued common share

capital
of the entity: amount previously designated

for the 5% threshold but that no longer meets

the
conditions (64) (136)
Significant investments in the capital of banking,

financial, and insurance entities that are

outside

the scope of regulatory consolidation, net of

eligible short positions

– (160)
Total regulatory adjustments to Tier

2 Capital
(288) (492)
Tier 2 Capital 12,497 10,896
Total Capital $ 105,745 $ 103,648
Risk-weighted assets
$ 630,900 $ 571,161
Capital Ratios and Multiples
Common Equity Tier 1 Capital (as percentage

of risk-weighted assets)
13.1% 14.4%
Tier 1 Capital (as percentage of risk-weighted assets) 14.8 16.2
Total Capital (as percentage of risk-weighted

assets)
16.8 18.1
Leverage ratio
2
4.2 4.4
1
Includes other TLAC-eligible instruments issued by global systemically important banks (G-SIBs) and

Canadian domestic systemically important banks (D-SIBs) that are outside the scope of regulatory consolidation, where the institution does not own more than 10% of the issued common share capital of the entity.

2
The Leverage ratio is calculated as Tier 1 Capital divided by leverage exposure, as defined in the “Regulatory Capital” section of this document.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 53
THE BANK’S CAPITAL MANAGEMENT OBJECTIVES
The Bank’s capital management objectives are:
●

To maintain an adequate level of capital based on the Bank’s risk profile as determined by:
–

the Bank’s Risk Appetite Statement (RAS);
–

capital requirements defined by relevant

regulatory authorities; and
–

the Bank’s internal assessment of capital requirements,

including stress test analysis, consistent

with the Bank’s risk profile and risk tolerance levels.
●

Manage capital levels, in order to:
–

insulate the Bank from unexpected loss events;
–

maintain stakeholder confidence in the Bank;
–

establish that the Bank has adequate capital

under a severe but plausible stress event;

and

–

support and facilitate business growth and/or

strategic deployment consistent with the

Bank’s strategy and risk appetite.
●

To have the most economic weighted-average cost of capital achievable, while preserving the appropriate mix of

capital elements to meet targeted
capitalization levels.
●

To support strong external debt ratings, in order to manage the Bank’s overall cost of funds and to maintain access to required

funding (in the event of
unexpected loss or business growth).
●

To maintain a robust capital planning process and framework to support capital funding decisions such as issuances, redemptions

and distributions which in
turn support the Bank’s capital adequacy.
These objectives are applied in a manner

consistent with the Bank’s overall objective of providing

a satisfactory return on shareholders’

equity.
CAPITAL SOURCES
The Bank’s capital is primarily derived from common

shareholders and retained earnings. Other

sources of capital include the Bank’s preferred

shareholders,
limited recourse capital noteholders,

perpetual subordinated capital noteholders,

and holders of the Bank’s subordinated debt.
CAPITAL MANAGEMENT
The Treasury and Balance Sheet Management (TBSM)

group manages capital for the Bank and

is responsible for forecasting and

monitoring compliance with
capital targets, recommending capital

management actions, managing the internal

capital adequacy assessment process (ICAAP),

and developing and
maintaining capital management policies. Oversight

of capital management is provided by Risk

Management and the Asset/Liability and Capital

Committee
(ALCO). The Board of Directors (the Board)

is ultimately responsible for oversight

of capital adequacy risk management.
The Bank continues to hold sufficient capital levels

to provide flexibility to support organic growth

and strategic priorities.

Strong capital ratios are the result of
the Bank’s internal capital generation,

management of the balance sheet, and periodic

issuance of capital securities.
ECONOMIC CAPITAL

Economic capital,

an internal measure of capital requirements,

is a key component of the Bank’s internal assessment

of capital adequacy. The Economic capital
framework requires assessment of all

material risks to the Bank and determination

of the amount of risk-based capital required

to cover unexpected losses from
the Bank’s business operations in a manner consistent

with the Bank’s capital management objectives.

The internal models used to perform this

assessment are
described in the “Managing Risk” section of

this document.

The Bank operates its capital regime under

the Basel Capital Framework. Consequently, in addition to addressing

Pillar 1 risks covering credit risk, market

risk,
and operational risk, the Bank’s economic

capital framework captures other material

Pillar 2 risks including non-trading

market risk (interest rate risk in the banking
book), additional credit risk due to concentration

(commercial and wholesale portfolios),

and “Other risks”, such as business

risk, insurance risk, and risks
associated with significant investments.

The framework also captures diversification

benefits across risk types and business

segments.
Please refer to the “Economic Capital and

Risk-Weighted Assets by Segment”

section for a business segment breakdown

of the Bank’s economic capital.
REGULATORY CAPITAL
Capital requirements established by the Basel

Committee on Banking Supervision (BCBS)

are commonly referred to as Basel

III. Under Basel III, Total Capital
consists of three components, namely CET1,

Additional Tier 1, and Tier 2 Capital. Risk sensitive regulatory capital ratios are calculated by dividing

CET1, Tier 1,
and Total Capital by risk-weighted assets
(RWA), inclusive of any minimum requirements outlined

under the regulatory floor. Basel III also introduced a non-risk sensitive leverage ratio to act as a supplementary

measure to the risk-sensitive capital requirements.

The leverage ratio is calculated by dividing

Tier 1 Capital by
leverage exposure which is primarily comprised

of on-balance sheet assets with adjustments

made to derivative and securities financing

transaction exposures,
and credit equivalent amounts of off-balance sheet

exposures. TD manages its regulatory capital

in accordance with OSFI’s implementation of

the Basel III Capital
Framework.
OSFI’s Capital Requirements under Basel

III
OSFI’s CAR and LR guidelines detail how

the Basel III capital rules apply to Canadian

banks.

The Domestic Stability Buffer (DSB) level increased

from 3% to 3.5% as of November 1, 2023.

The 50 bps increase reflects OSFI’s view of

appropriate actions to
enhance the resilience of Canada’s largest banks.

Currently, the DSB can range from 0 to 4%, with the effective level adjusted by OSFI in response to
developments in Canada’s financial system and

the broader economy.

On February 1, 2023, OSFI implemented revised

capital rules that incorporate the Basel III reforms

with adjustments to make them suitable

for domestic
implementation. These revised rules

include changes to the calculation of credit risk

and operational risk requirements, and

amendments to the LR Guideline to
include a requirement for domestic systemically

important banks (D-SIBs) to hold a

leverage ratio buffer of 0.50% in addition

to the regulatory minimum
requirement of 3.0%. The LR buffer requirement also

applies to the TLAC leverage ratio. On

November 1, 2023, OSFI implemented

the second and final phase of
the Basel III reforms relating to the calculation

of credit valuation adjustment (CVA) and market risk RWA requirements. In addition,

effective November 1, 2023,
the regulatory capital floor transitioned

to 67.5% of RWA for fiscal 2024 from 65% of RWA in fiscal 2023.
On November 1, 2023, the Bank implemented

OSFI’s Parental Stand-Alone (Solo)

Total Loss Absorbing Capacity

(TLAC) Framework for D-SIBs, which
establishes a risk-based measure intended

to ensure that a non-viable D-SIB has sufficient loss

absorbing capacity on a stand-alone, legal

entity basis to support
its resolution. The Bank is compliant

with the requirements set out in this framework.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 54
The table below summarizes OSFI’s published

regulatory minimum capital targets

for the Bank as at October 31, 2024.

REGULATORY CAPITAL

AND TLAC TARGET RATIOS
Capital

Pillar 1 Pillar 1 & 2
Conservation

D-SIB / G-SIB Regulatory Regulatory
Minimum Buffer Surcharge
1
Target
2
DSB Target
CET1 4.5% 2.5% 1.0% 8.0% 3.5% 11.5%
Tier 1 6.0 2.5 1.0 9.5 3.5 13.0
Total Capital 8.0 2.5 1.0 11.5 3.5 15.0
Leverage 3.0 n/a
3
0.5 3.5 n/a 3.5
TLAC 18.0 2.5 1.0 21.5 3.5 25.0
TLAC Leverage 6.75 n/a 0.50 7.25 n/a 7.25
1

The higher of the D-SIB and G-SIB surcharge applies to risk weighted capital. The D-SIB surcharge is currently equivalent to the Bank’s 1% G-SIB additional common equity requirement
for risk weighted capital. The G-SIB surcharge may increase above 1% if the Bank’s

G-SIB score increases above certain thresholds to a maximum of 4.5%. OSFI’s LR

Guideline
includes a requirement for D-SIBs to hold a leverage ratio buffer set at 50% of a D-SIB’s higher loss absorbency risk-weighted requirements, effectively 0.50%. This buffer also applies to
the TLAC Leverage ratio.
2

The Bank’s countercyclical buffer requirement is 0% as of October 31, 2024.
3

Not applicable.
Capital Position and Capital Ratios
The Basel framework allows qualifying banks

to determine capital levels consistent with

the way they measure, manage, and mitigate

risks. It specifies
methodologies for the measurement of credit,

trading market, and operational risks. The

Bank uses the Internal Ratings-Based

approaches to credit risk for all
material portfolios.
For accounting purposes, IFRS is followed

for consolidation of subsidiaries and joint ventures.

For regulatory capital purposes, all subsidiaries

of the Bank are
consolidated except for insurance subsidiaries

which are deconsolidated and follow prescribed

treatment as per OSFI’s CAR guidelines. Insurance

subsidiaries
are subject to their own capital adequacy reporting,

such as OSFI’s Minimum Capital Test for General Insurance and Life Insurance

Capital Adequacy Test for Life
and Health.

Some of the Bank’s subsidiaries are individually

regulated by either OSFI or other regulators.

Many of these entities have minimum capital

requirements which
may limit the Bank’s ability to repatriate or redeploy

capital or funds for other uses.
The impact to CET1 capital upon adoption

of IFRS 17 is immaterial to the Bank.
As at October 31, 2024, the Bank’s CET1, Tier 1, and Total Capital ratios were 13.1%, 14.8%, and

16.8%, respectively. The decrease in the Bank’s CET1 Capital ratio from 14.4% as at October 31, 2023,

was primarily attributable to the charges

for the global resolution of the investigations

into the Bank’s U.S. BSA/AML
program, common shares repurchased

for cancellation, and RWA growth across various segments.

CET1 was also impacted by regulatory changes

related to the
Fundamental Review of the Trading Book and negatively

amortizing mortgages and the FDIC

special assessment booked in the fiscal year. The impact

of the
foregoing items was partially offset by internal

capital generation, the sale of TD’s common share

holdings in Schwab and First Horizon,

and the issuance of
common shares pursuant to the Bank’s dividend reinvestment

plan. In the fourth quarter of fiscal 2024: (i)

the operational risk RWA impact from the Bank’s
provisions for investigations into the Bank’s

U.S. BSA/AML program had a negative 35

basis point impact on the Bank’s CET1 ratio,

which is reported on a one-
quarter lag basis consistent with the Basel

III reforms; (ii) the Bank’s sale of 40.5 million Schwab

shares had a positive 54 basis point impact on

the Bank’s CET1
ratio; and (iii) U.S. balance sheet restructuring

activities had a negative 4 basis point impact

on the Bank’s CET1 ratio.
As at October 31, 2024, the Bank’s leverage ratio

was 4.2%. Compared with the Bank’s leverage ratio

of 4.4% at October 31, 2023, the decrease

was
attributable primarily to increased leverage

exposures across various segments, largely

driven by the expiration of the temporary

exclusion of central bank
reserves in determining leverage exposure,

common shares repurchased for cancellation,

and an increase in the goodwill and intangibles

deduction related to the
Cowen acquisition, partially offset by organic

capital growth and the issuance of common

shares pursuant to the Bank’s dividend reinvestment

plan.

Common Equity Tier 1 Capital
CET1 Capital was $82.7 billion as at

October 31, 2024. Capital management funding

activities during the year included common

share issuance of $0.6 billion
under the dividend reinvestment plan and

from stock option exercises,

offset by common shares repurchased

of $0.7 billion.

Tier 1 and Tier 2 Capital
Tier 1 Capital was $93.2 billion as at October 31, 2024,

consisting of CET1 Capital and Additional Tier 1 Capital of

$82.7 billion and $10.5 billion, respectively. The
Bank’s Tier 1 Capital management activities during the year

consisted of the issue and redemption of

Tier 1-qualifying capital instruments

as follows:

●

On April 30, 2024, the Bank redeemed all of

its 14 million outstanding Class A Preferred

Shares Series 22, at a redemption price

of $25.00 per share,
for a total redemption cost of $350 million.
●

On July 3, 2024, the Bank issued US$750

million Limited Recourse Capital Notes (LRCN) Series

4, which bear interest at a rate of 7.25

per cent
annually for the initial period ending July 31, 2029.

Thereafter, the interest rate will reset every five years at the prevailing 5-year U.S. Treasury Rate
plus 2.977 per cent. LRCN Series 4 will mature

on July 31, 2084. Concurrently with

the issuance of the LRCNs, the Bank issued

750,000 Preferred
Shares Series 31. The Preferred Shares Series

31 are eliminated on the Bank’s consolidated financial

statements.
●

On July 31, 2024, the Bank redeemed all of

its 20 million outstanding Class A Preferred

Shares Series 3, at a redemption price of

$25.00 per share, for
a total redemption cost of approximately

$500 million.
●

On July 31, 2024, the Bank redeemed all of

its 18 million outstanding Class A Preferred

Shares Series 24, at a redemption price

of $25.00 per share,
for a total redemption cost of approximately

$450 million.
●

On July 10, 2024, the Bank issued SGD 310

million of Perpetual Subordinated Additional

Tier 1 Capital Notes (“Perpetual Notes”). The Perpetual
Notes will bear interest at a rate of 5.7 per

cent annually for the initial period ending

July 31, 2029. Thereafter, the interest rate will reset every five years at a rate equal to the 5-year SORA-OIS

Rate plus 2.652 per cent. The Perpetual

Notes have no scheduled maturity or redemption

date.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 55
Tier 2 Capital was $12.5 billion as at October 31, 2024.

Tier 2 Capital management activities during the year

consisted of the issue and redemption of

Tier 2-
qualifying capital instruments

as follows:

●

On April 9, 2024, the Bank issued $1.75 billion

of 5.177% Subordinated Notes. The notes

bear interest at a fixed rate of 5.177% per

annum until April
9, 2029, and daily compounded CORRA

plus 1.53% thereafter until maturity on

April 9, 2034.
●

On July 25, 2024, the Bank redeemed all of

its outstanding $1.5 billion 3.224% Subordinated

Notes due July 25, 2029, at par plus accrued

and unpaid
interest.
●

On September 10, 2024, the Bank issued

US$1 billion of 5.164% Subordinated Notes.

The notes bear interest at a fixed rate of 5.146%

per annum
until September 10, 2029, and the 5-year

U.S. Treasury Rate plus 1.500% thereafter until maturity

on September 10, 2034.
●

On October 30, 2024, the Bank issued JPY 20

billion of 1.601% Subordinated Notes.

The notes bear interest at a fixed rate of 1.601%

per annum until
October 30, 2029, and at the 5-year Japanese

Government Bond rate plus 1.032% thereafter, until maturity

on October 30, 2034.
INTERNAL CAPITAL ADEQUACY ASSESSMENT PROCESS
The Bank’s Internal Capital Adequacy Assessment

Process (ICAAP) is an integrated enterprise-wide

process that encompasses the governance,

management,
and control of risk and capital functions within

the Bank. It provides a framework for relating

risks to capital requirements through

the Bank’s capital modelling and
stress testing practices which help inform the

Bank’s overall capital adequacy requirements.
The ICAAP is led by TBSM with support

from numerous functional areas who collectively

help assess the Bank’s internal capital adequacy. This assessment evaluates the capacity to bear risk in alignment

with the Bank’s risk profile and RAS. TBSM assesses

and monitors the overall adequacy

of the Bank’s available
capital in relation to both internal and regulatory

capital requirements under normal and

stressed conditions.
NVCC Provision
If an NVCC trigger event were to occur, for all series of

Class A First Preferred Shares excluding

the preferred shares issued with respect

to LRCNs, the maximum
number of common shares that could be issued,

assuming there are no declared and unpaid

dividends on the respective series

of preferred shares at the time of
conversion, would be 0.8 billion in aggregate.

The LRCNs, by virtue of the recourse

to the preferred shares held in the Limited

Recourse Trust, include NVCC provisions. For LRCNs, if

an NVCC trigger were
to occur, the maximum number of common shares that

could be issued, assuming there are

no declared and unpaid dividends on the preferred

shares series
issued in connection with such LRCNs,

would be 1.3 billion in aggregate.

For NVCC subordinated notes and debentures

(including Perpetual Notes), if an NVCC

trigger event were to occur, the maximum number of common

shares
that could be issued, assuming there is no accrued

and unpaid interest on the respective

subordinated notes and debentures, would be

3.5 billion in aggregate.
DIVIDEND RESTRICTIONS
The Bank is prohibited by the Bank Act (Canada)

from declaring dividends on its preferred

or common shares if there are reasonable

grounds for believing that the
Bank is, or the payment would cause the

Bank to be, in contravention of the capital adequacy

and liquidity regulations of the
Bank Act (Canada)

or directions of
OSFI. The Bank does not anticipate that this

condition will restrict it from paying dividends

in the normal course of business. In addition,

the ability to pay dividends
on common shares without the approval of

the holders of the outstanding preferred

shares is restricted unless all dividends on

the preferred shares have been
declared and paid or set apart for payment.

Currently, these limitations do not restrict the payment of dividends on common shares or preferred shares.
DIVIDENDS
On December 4, 2024, the Board approved

a dividend in an amount of one dollar and

five cents ($1.05) per fully paid common

share in the capital stock of the
Bank for the quarter ending January 31, 2025,

payable on and after January 31, 2025,

to shareholders of record at the close of

business on January 10, 2025.
At October 31, 2024, the quarterly dividend

was $1.02 per common share. Common

share cash dividends declared and paid during

the year totalled $4.08 per
share (2023 – $3.84), representing a payout

ratio of 52.1%, slightly above the Bank’s target payout

range of 40-50% of adjusted earnings.

For cash dividends
payable on the Bank’s preferred shares, refer

to Note 20 of the 2024 Consolidated Financial

Statements. As at October 31, 2024, 1,750

million common shares
were outstanding (2023 – 1,791 million).
DIVIDEND REINVESTMENT PLAN
The Bank offers a dividend reinvestment plan

for its common shareholders. Participation in

the plan is optional and under the terms of the

plan, cash dividends on
common shares are used to purchase additional

common shares. At the option of the Bank,

the common shares may be issued from treasury

at an average
market price based on the last five trading

days before the date of the dividend payment,

with a discount of between 0% to 5% at the Bank’s discretion

or
purchased from the open market at market

price.
During the year ended October 31, 2024, under

the dividend reinvestment plan, the Bank

issued 6.6 million common shares from

treasury with no discount.
During the year ended October 31, 2023, under

the dividend reinvestment plan, the Bank issued

3.7 million common shares from treasury

with no discount and
16.8 million common shares with a 2% discount.
NORMAL COURSE ISSUER BID
On August 28, 2023, the Bank announced

that the Toronto Stock Exchange (TSX) and OSFI approved a normal course issuer bid (NCIB) to repurchase for
cancellation up to 90 million of its common

shares. The NCIB commenced on August 31,

2023, and during the year ended October

31, 2024, the Bank
repurchased 49.4 million common shares

under the NCIB at an average price of

$80.15 per share for a total amount of

$4.0 billion. From the commencement of
the NCIB to October 31, 2024, the Bank repurchased

71.4 million shares under the program.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 56
RISK-WEIGHTED ASSETS
Based on Basel III, RWA are calculated for each of credit

risk, market risk, and operational risk.

Details of the Bank’s RWA are included in the following table.

TABLE 39: RISK-WEIGHTED ASSETS
(millions of Canadian dollars) As at
October 31, 2024 October 31, 2023
Credit risk
Retail
Residential secured $ 58,215 $ 53,611
Qualifying revolving retail 40,186 39,834
Other retail 53,929 45,298
Non-retail
Corporate 222,370 211,479
Sovereign 12,929 13,656
Bank 11,555 14,080
Securitization exposures 16,524 16,652
Subordinated debt, equity, and other

capital instruments
37,986 34,655
Other assets 36,454 37,867
Exposures subject to standardized or Internal

Ratings-Based (IRB) approaches
490,148 467,132
Total credit risk 490,148 467,132
Market risk 20,676 16,952
Operational risk
1
120,076 87,077
Total

$ 630,900 $ 571,161
1

Increase in Operational Risk RWA is primarily driven by the charges for the global resolution of the investigations into the Bank’s U.S. BSA/AML program as well as the business growth.

TD Bank Group

Economic Capital %	
Credit Risk	63%
Market Risk	15%
Operational Risk	15%
Other Risk	7%

CET1 RWA [1]		
Credit Risk	$	490,148
Trading Market Risk	$	20,676
Operational Risk	$	120,076

Corporate

- Treasury and Management
- Other Control and Service Functions

Economic Capital %	
Credit Risk	40%
Market Risk	21%
Operational Risk	21%
Other Risk	18%

CET1 RWA [1]		
Credit Risk	$	20,065
Trading Market Risk	$	214
Operational Risk	$	9,803

Canadian Personal and Commercial Banking

- Personal Deposits
- Real Estate Secured Lending
- Credit Cards, Payments & Consumer Lending
- Commercial Banking
- Small Business Banking
- Auto Finance
- Merchant Solutions

U. S. Retail

- Personal Deposits
- Consumer Lending
- Credit Cards Services
- Retail Auto Finance
- Commercial Banking
- Small Business Banking
- Wealth Advice

Wealth Management and Insurance

- Direct Investing
- Wealth Advice
- Asset Management
- Property and Casualty Insurance
- Life and Health Insurance

Wholesale Banking

- Global Markets
- Corporate and Investment Banking
- Other

Economic Capital %	Canadian Personal and Commercial Banking	U. S. Retail	Wealth Management and Insurance	Wholesale Banking
Credit Risk	73%	55%	9%	80%
Market Risk	8%	25%	–	8%
Operational Risk	16%	16%	34%	8%
Other Risk	3%	4%	57%	4%

CET1 RWA [1]	Canadian Personal and Commercial Banking	U. S. Retail	Wealth Management and Insurance	Wholesale Banking
Credit Risk	$ 151,791	$ 220,707	$ 9,355	$ 88,230
Trading Market Risk	$ –	$ –	$ –	$ 20,462
Operational Risk	$ 33,913	$ 51,252	$ 11,216	$ 13,892

[1] Amounts are in millions of Canadian dollars

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 57
ECONOMIC CAPITAL AND RISK-WEIGHTED ASSETS

BY SEGMENT
The following chart provides a breakdown of

the Bank’s RWA and economic

capital as at October 31, 2024. RWA reflects capital requirements assessed based on
regulatory prescribed rules for credit risk,

trading market risk, and operational risk. Economic

capital reflects the Bank’s internal view of capital

requirements for
these risks as well as risks not captured

within the assessment of RWA as described in the “Economic

Capital” section of this document. The results

shown in the
chart do not reflect attribution of goodwill and

intangibles. For additional information

on the risks highlighted below, refer to the “Managing Risk”

section of this
document.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 58
TABLE 40: EQUITY AND

OTHER SECURITIES
1
(millions of shares/units and millions of Canadian

dollars, except as noted)
As at
October 31, 2024 October 31, 2023
Number of Number of
shares/units Amount shares/units Amount
Common shares
Common shares outstanding 1,750.3 $ 25,373 1,791.4 $ 25,434
Treasury – common shares (0.2) (17) (0.7) (64)
Total common shares 1,750.1 $ 25,356 1,790.7 $ 25,370
Stock options

Vested 5.4 5.1
Non-vested 9.3 9.0
Preferred shares – Class A

Series 1
2,3
20.0 $ 500 20.0 $ 500
Series 3
4
– – 20.0 500
Series 5 20.0 500 20.0 500
Series 7 14.0 350 14.0 350
Series 9 8.0 200 8.0 200
Series 16 14.0 350 14.0 350
Series 18 14.0 350 14.0 350
Series 22
5
– – 14.0 350
Series 24
6
– – 18.0 450
Series 27 0.8 850 0.8 850
Series 28 0.8 800 0.8 800
91.6 $ 3,900 143.6 $ 5,200
Other equity instruments
7

Limited Recourse Capital Notes – Series 1 1.8 1,750 1.8 1,750
Limited Recourse Capital Notes – Series 2 1.5 1,500 1.5 1,500
Limited Recourse Capital Notes – Series 3
8
1.7 2,403 1.7 2,403
Limited Recourse Capital Notes – Series 4
8,9
0.7 1,023 – –
Perpetual Subordinated Capital Notes – Series

2023-9
10
0.1 312 – –
97.4 $ 10,888 148.6 $ 10,853
Treasury – preferred shares and other equity

instruments
(0.2) (18) (0.1) (65)
Total preferred shares and other equity

instruments
97.2 $ 10,870 148.5 $ 10,788
1

For further details, including the conversion and exchange features, distributions, and significant terms and conditions,

refer to Note 20 of the Bank’s 2024 Consolidated Financial
Statements.
2

On September 23, 2024, TD announced that it does not intend to exercise its right to redeem all or any part of the currently outstanding 20 million Non-Cumulative 5-Year

Rate Reset
Class A First Preferred Shares, Series 1 (Non-Viability Contingent Capital (NVCC)) (“Series 1 Shares”)

of TD on October 31, 2024.
3

On October 16, 2024, the Bank announced that none of its 20 million Non-Cumulative 5-Year

Rate Reset Class A First Preferred Shares, Series 1 NVCC (“Series 1 Shares”) would be converted on October 31, 2024 into Non-Cumulative Floating Rate Class A First Preferred Shares, Series 2 NVCC

of TD. As previously announced on October 16, 2024, the dividend rate for the Series 1 Shares for the 5-year period from and including October 31, 2024 to but excluding October

31, 2029 will be 4.97%.
4

On July 31, 2024, the Bank redeemed all of its 20 million outstanding Non-Cumulative 5-Year

Rate Reset Class A First Preferred Shares NVCC, Series 3 (“Series 3 Preferred Shares”), at
a redemption price of $25.00 per Series 3 Preferred Share, for a total redemption cost of approximately $500 million.
5

On April 30, 2024, the Bank redeemed all of its 14 million outstanding Non-Cumulative 5-Year

Rate Reset Class A First Preferred Shares NVCC, Series 22 (“Series 22 Preferred
Shares”), at a redemption price of $25.00 per Series 22 Preferred Share, for a total redemption cost of $350 million.
6

On July 31, 2024, the Bank redeemed all of its 18 million outstanding Non-Cumulative 5-Year

Rate Reset Class A First Preferred Shares NVCC, Series 24 (“Series 24 Preferred Shares”),
at a redemption price of $25.00 per Series 24 Preferred Share, for a total redemption cost of approximately $450 million.
7

For other equity instruments, the number of shares/units represents the number of notes issued.
8

For LRCNs – Series 3 and Series 4, the amount represents the Canadian dollar equivalent of the US dollar notional amount.
9

On July 3, 2024, the Bank issued US$750 million 7.250% Fixed Rate Reset Limited Recourse Capital Notes, Series

4 NVCC (the “LRCNs”). The LRCNs will bear interest at a rate of
7.250 per cent annually, payable quarterly,

for the initial period ending on, but excluding, July 31, 2029. Thereafter, the interest rate on the LRCNs will reset every five years at a rate
equal to the prevailing U.S. Treasury Rate plus 2.977 per cent. The LRCNs will mature on July 31, 2084. Concurrently with the issuance of the LRCNs, the Bank issued 750,000 Non-
Cumulative 7.250% Fixed Rate Reset Preferred Shares, Series 31 NVCC (“Preferred Shares Series 31”). The Preferred

Shares Series 31 are eliminated on the Bank’s consolidated
financial statements.
10

On July 10, 2024, the Bank issued SGD 310 million of Fixed Rate Reset Perpetual Subordinated Additional Tier

1 Capital Notes, Series 2023-9 NVCC (the “AT1 Perpetual

Notes”). The
AT1 Perpetual Notes will bear interest at a rate of 5.700 per cent annually,

payable semi-annually, for the initial period ending on,

but excluding, July 31, 2029. Thereafter, the interest
rate on the AT1 Perpetual Notes will reset every five years

at a rate equal to the prevailing 5-year SORA-OIS Rate plus 2.652 per cent. The AT1

Perpetual Notes have no scheduled
maturity or redemption date. With the prior written approval of OSFI, the Bank may redeem the AT1

Perpetual Notes on July 31, 2029 and every January 31st and July 31st thereafter,

in
whole or in part, on not less than 10 nor more than 60 days’ prior notice to holders. For AT1

Perpetual Notes, the amount represents the Canadian dollar equivalent of the Singapore dollar notional amount.
Future Regulatory Capital Developments

On July 5, 2024, OSFI announced a one-year

delay to the planned increase of the standardized

capital floor level. With this delay, the floor is expected to be fully
transitioned in fiscal 2027. The standardized

capital floor subjects banks using internal

model-based approaches to a floor, with the floor calculated as

a
percentage of RWA under the standardized approach.

Global Systemically Important Banks

Designation and Disclosures
The Financial Stability Board (FSB), in

consultation with the BCBS and national authorities,

identifies G-SIBs. The G-SIB assessment

methodology is based on the
submissions of the largest global banks.

Twelve indicators are used in the G-SIB assessment methodology to determine systemic importance. The

score for a
particular indicator is calculated by dividing

the individual bank value by the aggregate

amount for the indicator summed across all

banks included in the
assessment. Accordingly, an individual bank’s ranking is reliant on the results and submissions of other global

banks.

The Bank is required to publish the twelve indicators

used in the G-SIB indicator-based assessment

framework. Public disclosure of financial

year-end data is
required annually, no later than the date of a bank’s first quarter public disclosure of shareholder financial data

in the following year.
Public communications on G-SIB status are

issued annually each November. On November 22, 2019, the

Bank was designated as a G-SIB by the

FSB. The
Bank continued to maintain its G-SIB status

when the FSB published the 2024 list of G-SIBs

on November 26, 2024. As a result of this

designation, the Bank is
subject to an additional loss absorbency requirement

(CET1 as a percentage of RWA) of 1% under applicable

FSB member authority requirements; however, in
accordance with OSFI’s CAR guideline, the

higher of the D-SIB and G-SIB surcharges applies

to Canadian banks designated as a G-SIB.

As the D-SIB surcharge
is currently equal to the incremental 1%

G-SIB common equity ratio requirement,

the Bank’s G-SIB designation has no additional

impact on the Bank’s minimum
CET1 regulatory requirements. The G-SIB

surcharge may increase above 1% if

the Bank’s G-SIB score increases above certain

thresholds to a maximum of
4.5%.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 59
As a result of the Bank’s G-SIB designation, the

U.S. Federal Reserve requires that TD Group

US Holding LLC (TDGUS), as TD’s U.S. Intermediate

Holding
Company (IHC), maintain a minimum amount

of TLAC and long-term debt.

GROUP FINANCIAL CONDITION
Securitization and Off - Balance Sheet Arrangements
In the normal course of operations, the Bank

engages in a variety of financial transactions

that, under IFRS, are either not recorded on

the Bank’s Consolidated
Balance Sheet or are recorded in amounts that

differ from the full contract or notional

amounts. These off-balance sheet arrangements

involve, among other risks,
varying elements of market, credit, and liquidity

risks

which are discussed in the “Managing

Risk” section of this document.

Off-balance sheet arrangements are
generally undertaken for risk management,

capital management, and funding management

purposes and include securitizations,

contractual obligations, and
certain commitments and guarantees.
STRUCTURED ENTITIES
TD carries out certain business activities

through arrangements with structured entities

(SEs). The Bank uses SEs to raise capital,

obtain sources of liquidity by
securitizing certain of the Bank’s financial assets,

to assist TD’s clients in securitizing their financial

assets, and to create investment products

for the Bank’s
clients. Securitizations are an important part

of the financial markets, providing liquidity

by facilitating investor access to specific

portfolios of assets and risks.
Refer to Notes 2, 9, and 10 of the 2024 Consolidated

Financial Statements for further information

regarding the Bank’s involvement with SEs.
Securitization of Bank-Originated Assets
The Bank securitizes residential mortgages,

credit card loans,

and business and government loans to enhance

its liquidity position, to diversify sources

of funding,
and to optimize the management of the balance

sheet.
The Bank securitizes residential mortgages

under the National Housing Act Mortgage-Backed

Securities (NHA MBS) program sponsored

by the CMHC. The
securitization of the residential mortgages

with the CMHC does not qualify for derecognition

and the mortgages remain on the Bank’s Consolidated

Balance Sheet.
Additionally, the Bank securitizes credit card loans by selling them to Bank-sponsored SEs that are consolidated

by the Bank. The Bank also securitizes

U.S.
residential mortgages with U.S. government-sponsored

entities which qualify for derecognition

and are removed from the Bank’s Consolidated Balance

Sheet.
Refer to Notes 9 and 10 of the 2024 Consolidated

Financial Statements for further information.
Residential Mortgage Loans
The Bank securitizes residential mortgage

loans through significant unconsolidated

SEs and Canadian non-SE third parties.

Residential mortgage loans
securitized by the Bank may give rise

to full derecognition of the financial assets depending

on the individual arrangement of each transaction.

In instances where
the Bank fully derecognizes residential

mortgage loans, the Bank may be exposed

to the risks of transferred loans through

retained interests. As at
October 31, 2024, there were $24.0 billion of

securitized residential mortgage loans outstanding

through significant unconsolidated SEs (October

31, 2023 –
$21.0 billion), and $6.7 billion outstanding

through non-SE third parties (October

31, 2023

– $3.5 billion).
Credit Card Loans

The Bank securitizes credit card loans through

an SE. The Bank consolidates the

SE as it serves as a financing vehicle

for the Bank’s assets, the Bank has power
over the key economic decisions of the SE, and

the Bank is exposed to the majority of the residual

risks of the SE. As at October 31, 2024, the Bank

had
$3.0 billion of securitized credit card receivables

outstanding (October 31, 2023 – $1.5 billion).

Due to the nature of the credit card receivables,

their carrying
amounts approximate fair value.
Business and Government Loans
The Bank securitizes business and government

loans through Canadian non-SE third parties.

Business and government loans securitized

by the Bank may be
derecognized from the Bank’s balance sheet

depending on the individual arrangement

of each transaction. In instances where

the Bank fully derecognizes
business and government loans, the Bank

may be exposed to the risks of transferred loans

through retained interests. There are no ECLs

on the retained interests
of the securitized business and government

loans as the loans are all government insured.

As at October 31, 2024, the Bank had

$189 million of securitized
business and government loans outstanding

(October 31, 2023

– $401 million), with carrying value of retained

interests of $1 million (October 31, 2023

–
$3 million).
Securitization of Third-Party Originated

Assets
Significant Unconsolidated Special Purpose

Entities
Multi-Seller Conduits
The Bank securitizes third party-originated

assets through Bank-sponsored SEs, including

its Canadian multi-seller conduits which are

not consolidated. These
Canadian multi-seller conduits securitize

Canadian originated third-party assets.

The Bank administers multi-seller conduits

and provides liquidity facilities as well
as securities distribution services; it may

also provide credit enhancements. TD’s total

potential exposure to loss through the provision

of liquidity facilities for multi-
seller conduits was $16.8 billion as at October

31, 2024 (October 31, 2023

– $15.2 billion). As at October 31,

2024, the Bank had funded exposure of

$15.4 billion
under such liquidity facilities relating to outstanding

issuances of asset-backed commercial

paper (ABCP) (October 31, 2023 - $13.3 billion).
TABLE 41: FUNDED EXPOSURE TO THIRD-PARTY

ORIGINATED ASSETS SECURITIZED

BY BANK-SPONSORED UNCONSOLIDATED

CONDUITS
1
(millions of Canadian dollars, except

as noted)
As at
October 31, 2024 October 31, 2023
Residential mortgage loans $ 8,527 $ 8,221
Automobile loans and leases 5,580 4,266
Equipment leases 1,246 102
Trade receivables – 64
Investment loans 66 609
Total funded exposure $ 15,419 $ 13,262
1
The Bank’s funded exposure through the provision of liquidity facilities only relates to outstanding issuances of ABCP funding ‘AAA’ rated assets.
As at October 31, 2024, the Bank held $0.4

billion of ABCP issued by Bank-sponsored

multi-seller conduits recorded on its 2024

Consolidated Balance Sheet
(October 31, 2023 – $2.2 billion).

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 60
COMMITMENTS
The Bank enters into various commitments

to meet the financing needs of the Bank’s

clients,

to earn fee income,

and to lease premises and equipment.

Significant
commitments of the Bank include financial

and performance standby letters of credit,

documentary and commercial letters of

credit, commitments to extend credit,
and obligations under long-term non-cancellable

leases for premises and equipment.

These products may expose the Bank to liquidity, credit, and reputational
risks. There are adequate risk management and

control processes in place to mitigate

these risks. Certain commitments still remain

off-balance sheet. Note 26 of
the 2024 Consolidated Financial Statements

provides detailed information about the

Bank’s commitments including credit-related

arrangements and long-term
commitments or leases.
GUARANTEES
In the normal course of business, the Bank

enters into various guarantee contracts

to support its clients. The Bank’s significant

types of guarantee products are
financial and performance standby letters of

credit, credit enhancements, and indemnification

agreements. Certain guarantees remain

off-balance sheet. Refer to
Note 26 of the 2024 Consolidated Financial

Statements for further information.
GROUP FINANCIAL CONDITION
Related P arty Transactions
TRANSACTIONS WITH KEY MANAGEMENT

PERSONNEL, THEIR CLOSE FAMILY MEMBERS,

AND THEIR RELATED ENTITIES
Key management personnel are those persons

having authority and responsibility

for planning, directing,

and controlling the activities of the Bank, directly

or
indirectly. The Bank considers certain of its officers and directors to be key management personnel. The Bank

makes loans to its key management personnel,

their
close family members,

and their related entities on market

terms and conditions with the exception of

banking products and services for key

management
personnel, which are subject to approved policy

guidelines that govern all employees.
In addition, the Bank offers deferred share and

other plans to non-employee directors, executives,

and certain other key employees. Refer

to Note 22 of the 2024
Consolidated Financial Statements for more

details.
In the ordinary course of business, the Bank

also provides various banking services to associated

and other related corporations on

terms similar to those
offered to non-related parties.
TRANSACTIONS WITH SUBSIDIARIES,

SCHWAB, AND SYMCOR INC.
Transactions between the Bank and its subsidiaries

meet the definition of related party transactions.

If these transactions are eliminated on

consolidation, they are
not disclosed as related party transactions.

Transactions between the Bank, Schwab, and Symcor

Inc. (Symcor) also qualify as related party

transactions. There were no significant

transactions between
the Bank, Schwab, and Symcor during the

year ended October 31, 2024, other than as

described in the following sections and in

Note 12 of the 2024 Consolidated
Financial Statements.
i)
TRANSACTIONS WITH SCHWAB

The Bank has significant influence over Schwab

and accounts for its investment in Schwab

using the equity method. Pursuant to the

Stockholder Agreement in
relation to the Bank’s equity investment in Schwab,

subject to certain conditions, the Bank

has the right to designate two members of

Schwab’s Board of Directors
and has representation

on two Board Committees. As of October

31, 2024, the Bank’s designated directors

were the Bank’s Group President and Chief Executive
Officer and the Bank’s former Chair of the Board.
A description of significant

transactions between the Bank and its affiliates

with Schwab is set forth below.
Insured Deposit Account Agreement

During the year ended October 31, 2024, Schwab

exercised its option to buy down the remaining

$0.7 billion (US$0.5 billion) of the US$5

billion FROA permitted
and paid $32 million (US$23 million) in

termination fees to the Bank in accordance

with the 2023 Schwab IDA Agreement.

During the year ended
October 31, 2023, Schwab exercised its option

to buy down an initial $6.1 billion (US$4.5 billion)

of FROA and paid $305 million (US$227

million) in termination
fees to the Bank in accordance with the 2023

Schwab IDA Agreement.

As at October 31, 2024, deposits under

the Schwab IDA Agreement were $117 billion (US$84 billion) (October

31, 2023 – $133 billion (US$96 billion)).

The
Bank paid fees, net of the termination fees

received from Schwab, of $908 million during

the year ended October 31, 2024 (October

31, 2023 – $932 million) to
Schwab related to sweep deposit accounts.

The amount paid by the Bank is based on

the average insured deposit balance of $121

billion for the year ended
October 31, 2024 (October 31, 2023 – $147

billion) and yields based on agreed upon

market benchmarks, less the actual interest

paid to clients of Schwab.
As at October 31, 2024, amounts receivable

from Schwab were $12 million (October

31, 2023 – $38 million). As at October 31,

2024, amounts payable to
Schwab were $42 million (October 31, 2023

– $24 million).
ii) TRANSACTIONS WITH SYMCOR
The Bank has one-third ownership in Symcor, a Canadian

provider of business process outsourcing

services offering a diverse portfolio of integrated

solutions in
item processing, statement processing and

production, and cash management

services. The Bank accounts for Symcor’s

results using the equity method of
accounting. During the year ended October 31,

2024, the Bank paid $88 million (October

31, 2023 – $81 million)

for these services. As at October 31, 2024,

the
amount payable to Symcor was $6 million

(October 31, 2023 – $12

million).

The Bank and two other shareholder banks

have also provided a $100 million unsecured

loan facility to Symcor which was undrawn

as at October 31, 2024 and
October 31, 2023.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 61
GROUP FINANCIAL CONDITION
Financial Instruments
As a financial institution, the Bank’s assets and

liabilities are substantially composed

of financial instruments. Financial assets

of the Bank include, but are not
limited to, cash, interest-bearing deposits, securities,

loans,

derivative instruments and securities purchased

under reverse repurchase agreements;

while financial
liabilities include, but are not limited to, deposits,

obligations related to securities sold

short, securitization liabilities, obligations

related to securities sold under
repurchase agreements, derivative instruments,

and subordinated debt.
The Bank uses financial instruments

for both trading and non-trading activities. The

Bank typically engages in trading activities

by the purchase and sale of
securities to provide liquidity and meet the needs

of clients and, less frequently, by taking trading positions with the objective of earning a profit. Trading financial
instruments include,

but are not limited to, trading securities,

trading deposits, and trading derivatives.

Non-trading financial instruments include the

majority of the
Bank’s lending portfolio, non-trading securities,

hedging derivatives,

and the majority of the Bank’s financial

liabilities. In accordance with accounting

standards
related to financial instruments, financial assets

or liabilities classified as held-for-trading, non-trading

FVTPL, designated at FVTPL,

FVOCI,

and all derivatives are
measured at fair value in the Bank’s 2024 Consolidated

Financial Statements. DSAC, most loans,

and other liabilities are carried at amortized

cost using the
effective interest rate (EIR) method. For details on

how fair values of financial instruments

are determined, refer to the “Accounting

Judgments, Estimates, and
Assumptions”

– “Fair Value Measurements” section of this document.

The use of financial instruments allows

the Bank to earn profits in trading, interest,

and fee
income. Financial instruments also create

a variety of risks which the Bank

manages with its extensive risk management

policies and procedures. The key risks
include interest rate, credit, liquidity, market, and foreign exchange risks. For a more detailed description on how

the Bank manages its risk, refer to the “Managing
Risk” section of this document.
RISK FACTORS AND

MANAGEMENT
Ri sk Factors That May Affect Future Results
In addition to the risks described in the “Managing

Risk” section, there are numerous other

risk factors,

many of which are beyond the Bank’s control and

the
effects of which can be difficult to predict, that could

cause the Bank’s results to differ significantly from the

Bank’s plans, objectives, and estimates or

could impact
the Bank’s reputation or the sustainability of its business

model. All forward-looking statements, including

those in this MD&A, are, by their very nature,

subject to
inherent risks and uncertainties, general

and specific, which may cause the Bank’s actual results

to differ materially from the plan, objectives, estimates

or
expectations expressed in the forward-looking

statements. Some of these factors are discussed

below and others are noted in the “Caution

Regarding Forward-
Looking Statements” section of this

document.
TOP AND EMERGING RISKS

The Bank considers it critical to regularly assess

its operating environment and highlight

top and emerging risks. These are risks with

a potential to have a material
effect on the Bank and where the attention of

senior management is focused due to the potential

magnitude or immediacy of their impacts.
Risks are identified, discussed, and actioned

by senior management and reported quarterly

to the Risk Committee and the Board. Specific

plans to mitigate top
and emerging risks are prepared, monitored,

and adjusted as required.
General Business and Economic Conditions
The Bank and its customers operate

in Canada, the U.S., and, to a lesser extent,

in other countries. As a result, the Bank’s earnings

are significantly affected by
the general business and economic conditions

in these regions, which could have

an adverse impact on the Bank’s results, business,

financial condition or
liquidity, and could result in changes to the way the Bank operates.

These conditions include short-term and

long-term interest rates, inflation, declines

in
economic activity (recession), volatility in

financial markets, and related market liquidity, funding costs, real estate prices, employment levels, consumer

spending
and debt levels, evolving consumer trends

and related changes to business models,

business investment and overall business

sentiment, government policy
including levels of government spending,

monetary policy, fiscal policy (including tax policy and rate changes),

exchange rates, sovereign debt risks and

the
effects of pandemics and other public health emergencies.
Geopolitical Risk

Government policy, international trade and political relations across the globe may impact overall market and

economic stability, including in the regions where the
Bank operates, or where its customers operate.

While the nature and extent of risks may

vary, they have the potential to disrupt global economic growth, create volatility in financial markets that may affect

the Bank’s trading and non-trading activities, market

liquidity, funding costs, interest rates, foreign exchange,
commodity prices, credit spreads, fiscal policy, and directly and indirectly influence general business and economic conditions

in ways that may have an adverse
impact on the Bank and its customers. Geopolitical

risks in 2024 included ongoing global

tensions resulting in sanctions and

countersanctions and related
operational complexities, supply chain disruptions,

being subjected to heightened regulatory

focus on climate change and transition

to a low-carbon economy,
increased likelihood of cyber-attacks on critical

public and private infrastructure and networks,

the Russia-Ukraine war and the resulting tensions

between Russia
and other nations, social unrest and volatility in

the Middle East that have escalated due

to the ongoing conflict between Israel and

Hamas and Hezbollah,

political
and economic turmoil, threats of terrorism and

ongoing protectionism measures due

to a decline in global alignment and elections

in geopolitically significant
markets that have potential to generate regulatory

and policy uncertainty.

These risks are expected to continue in

the coming years, with an increased probability
of new tariffs or meaningful changes to trade

policies. For example, renegotiation of

the U.S.-Mexico-Canada Agreement

(USMCA) or tariffs imposed before its
renewal could result in negative impacts

for some industries or economies that the

Bank operates in.
Inflation, Interest Rates and Recession

Uncertainty
Fluctuating interest rates and inflation, together

with overall macroeconomic conditions, could

have adverse impacts on the Bank’s

cost of funding, result in
increased loan delinquencies or impairments

and higher credit losses due to deterioration

in the financial condition of the Bank’s customers

and may necessitate
further increases in the Bank’s provision for credit

losses and net charge offs, all of which could

negatively impact the Bank’s business, financial

condition, liquidity
and results of operations. Inflation has slowed

from peak levels, but households continue

to feel the effect of past price increases, which

have weighed on
confidence and reduced spending power. Heightened geopolitical risk and the potential for increased tariffs and

trade barriers adds uncertainty to the outlook

for
inflation and interest rates. A reacceleration

in inflation could trigger a reversal in recent

interest rate declines and a tightening

in financial conditions, while a

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 62
deterioration in economic conditions, especially

within the labour market, could lead to

faster decline in interest rates. In addition, actual

stress levels experienced
by the Bank’s borrowers may differ from assumptions

incorporated in estimates or models used

by the Bank. The uncertain inflation and

interest rate environment
increases concerns around the possibility

of a recession in Canada, the U.S. and

other regions where the Bank and its

customers operate and continues to impact
the macroeconomic and business environment.

Such developments could have an adverse

impact on the Bank’s business, financial condition,

liquidity and results
of operations.
Global Resolution of the Investigations

into the Bank’s U.S. BSA/AML Program
On October

10, 2024,

the Bank

and certain

of its

U.S. subsidiaries

consented to

orders with

the Office

of the

Comptroller of

the Currency

(OCC), the

Federal
Reserve

Board

(FRB),

and

the

Financial Crimes

Enforcement Network

(FinCEN) and

entered

into

plea

agreements with

the

Department

of

Justice, Criminal
Division,

Money

Laundering

and

Asset

Recovery

Section

and

the

United

States

Attorney’s

Office

for

the

District

of

New

Jersey

(collectively,

the

“Global
Resolution”). The Global

Resolution includes a

number of limitations on

the Bank’s U.S.

business, including an

asset limit in

certain entities (TD

Bank, N.A. and
TD Bank USA, N.A.,

also referred to as the “U.S. Bank”) and more stringent approval processes for new retail bank products, services, markets and branches, that
could adversely affect the Bank’s business, operations, financial condition, capital and credit ratings (some of which

were downgraded following the announcement
of

the

Global

Resolution),

cash

flows

and

funding

costs,

as

well

as

affect

or

restrict

the

ability

of

the

Bank’s

U.S.

business

to

compete

effectively.

Board
certifications will

be required

for dividend

distributions from

certain of

the Bank’s

U.S. subsidiaries,

namely TD

Bank, N.A.,

TD Bank

US Holding

Company, TD
Bank USA,

N.A. and

TD Group

US Holdings

LLC, to

help ensure

the Bank

continues to

prioritize the

U.S. Bank

Secrecy Act/Anti-Money

Laundering program
(U.S. BSA/AML program) remediation. More details on the terms of the Global Resolution are set out under the heading “Significant Events – Global Resolution of the Investigations into the Bank’s U.S. BSA/AML

Program”.

The orders and plea agreements have a number

of short-term and long-term deliverables

and obligations, many of which are overlapping

and interdependent.
Additional information about these deliverables

and obligations are set out in the “Key

Terms of the Global Resolution” section of the “Significant Events” section.
Satisfying the terms of the Global Resolution,

including the requirement to remediate

the Bank’s U.S. BSA/AML program, is expected

to be a multi-year endeavor,
and will not be entirely

within the Bank’s control including because of (i)

the requirement to obtain regulatory

approval or non-objection before proceeding

with
various steps, and (ii) the requirement for

the various deliverables to be acceptable

to the regulators and/or the monitors. Some of

the terms of the Global
Resolution are unusual and without precedent,

which exposes the Bank to uncertainty regarding

how and when these terms will be satisfied

in full. The Bank, its
regulators or applicable law enforcement agencies

in various jurisdictions may also identify

other issues as the Bank remediates and

enhances its risk and control
infrastructure, which may result in additional

regulatory proceedings or requirements

in the United States or elsewhere, and

may result in significant additional
consequences. Furthermore, there is risk

that the remediation may not meet expectations

set by regulators and this may result in additional

actions against the
Bank. Until the deficiencies in the Bank’s U.S. BSA/AML

program are fully remediated,

the Bank faces potentially escalating consequences.

For example, if the
U.S. Bank does not achieve compliance

with all actionable articles in the OCC consent

orders (and for each successive year

that the U.S. Bank remains non-
compliant), the OCC may require the U.S.

Bank to further reduce total consolidated

assets by up to 7%. Furthermore, delays in

satisfying one regulatory
requirement could affect the Bank’s progress on others.

Failure to satisfy the requirements of the Global

Resolution on a timely basis could result

in additional
fines, penalties, business restrictions, limitations

on subsidiary capital distributions, increased

capital or liquidity requirements, enforcement actions,

increased
regulatory oversight, and other adverse consequences,

which could be significant. Compliance

with the terms of the Global Resolution, as

well as the
implementation of their requirements and

remediation of the U.S. BSA/AML program,

is expected to continue to increase

the Bank’s costs, require the Bank to
revise some of its business strategies

and plans and reallocate resources away

from managing its business and require the Bank

to undergo significant changes
to its business, operations, products and services,

and risk management practices. In particular, the remediation process will expose the Bank to the

following risks
that are described in more detail below: (i)

Model Risk, as the Bank replaces and enhances

the portfolio of tools being used to detect, escalate,

investigate and
action financial crime risks, (ii) Technology and Data Risk, as the Bank implements new technology and data solutions, (iii)

Third Party Risk, as the Bank engages
third party advisors and vendors to support

the Bank’s change objectives, and (iv) Operational

Risk, as the Bank introduces new organization

structures, creates
new roles, onboards new talent, enhances

the global control environment, and invests

in updated processes and procedures

to support financial crime risks. In
addition, as a result of a third-party review of

governance at the Bank, the Bank’s Board of

Directors may be required to make changes

in management and/or
directors.

As noted under “Significant

Events – Global Resolution of the Investigations

into the Bank’s U.S. BSA/AML Program”,

the Bank is also undertaking
certain remediation and enhancements of

the Enterprise AML program and

will be exposed to similar risks as noted above

in respect of such remediation and
enhancement process. In addition, as we

make such remediation and enhancements

to our Enterprise AML Program, we expect

an increase in identification of
reportable transactions and/or events. This

increase will add to the operational backlog

in our FCRM investigations processing that

the Bank currently faces, but is
working towards remediating, across the

enterprise.
The Global Resolution could have indirect

adverse effects on the Bank and its subsidiaries

and businesses, including subsidiaries

and businesses that are not
directly party to or subject to the orders and plea

agreements, including by jeopardizing

the status of certain regulatory qualifications,

permissions, or exemptions,
or by causing certain counterparties to seek

to terminate contracts or other relationships

with the Bank. For example, the plea agreements

have resulted in one
TD entity becoming disqualified from serving

as an investment adviser or underwriter

to registered investment companies in

the United States, and that TD entity
has applied for a waiver from such disqualification

from the U.S. Securities and Exchange

Commission (“SEC”). In addition, one TD

entity has become disqualified
from relying on the U.S. Department of Labor’s

“qualified professional asset manager”

exemption for purposes of providing asset

management services to
employee benefit plans subject to the

U.S. Employee Retirement Income Security

Act of 1974, and, as a result, TD has been

relying on alternative exemptions for
purposes of ERISA compliance and is expected

to continue to be required to rely on alternative

exemptions. In the future, the Bank

may be required to seek
additional waivers, consents, approvals or other

exemptions to continue operating its businesses

as presently conducted, and any failure to

obtain such waivers,
consents, approvals or other exemptions

could adversely affect the Bank’s results of operations or

financial condition.

Failure to comply with the terms of the plea

agreements with the DOJ during the five-year

term of probation, including by failing

to complete the compliance
undertakings, failing to cooperate or to report

alleged misconduct as required, or

committing additional crimes, could also

subject the Bank to further prosecution
and additional financial penalties and ongoing

compliance commitments, and could result

in an extension of the length of the term

of probation. In addition, the
Bank’s current or former directors, officers and employees,

as well as the current or former directors,

officers and employees of the U.S. Bank,

may become
subject to civil or criminal investigations or

enforcement proceedings in relation to

the Bank’s U.S. BSA/AML program, which could result in

claims against the
Bank for damages or indemnification,

further disruptions to the Bank’s personnel (including

negative impact on the morale of its personnel)

and its operations and
further damage to its reputation or to the

perceptions of the Bank among the Bank’s

customers, service providers and investors.
The Global Resolution (including the limitations

imposed on the Bank’s U.S. businesses

imposed by the terms of the Global

Resolution) have negatively affected
the Bank’s brand and reputation, which may be

further negatively affected if any of the Bank’s or U.S.

Bank’s former or current directors, officers or employees
become subject to civil or criminal investigations

or enforcement proceedings, or if the Bank

is unable to satisfy the terms of the Global

Resolution (including the
requirement to remediate the Bank’s U.S. BSA/AML

program) in a manner that is acceptable

to the regulators and/or the monitors. This negative

impact on the

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 63
Bank’s brand and reputation, as well as the limitations

imposed on the Bank’s U.S. businesses by

the Global Resolution, may adversely affect: (i)

the Bank’s ability
to attract and retain customers and employees;

(ii) the willingness of key third parties,

including service providers, vendors, financial

counterparties, government
agencies, and

other market participants, to transact

with the Bank; and (iii) the willingness of

investors to retain Bank securities in their

investment portfolios or to
acquire Bank securities. See also “Level of

Competition, Shifts in Consumer Attitudes,

and Disruptive Technology”, “Ability to Attract, Develop, and Retain Key
Talent”, “Third Party Risk”, and “Value and Market Price of our Common Shares and other Securities”,

below.
The value and trading price of the Bank’s securities

could be negatively affected by a number of

factors related to the terms of the Global Resolution

and the
remediation of the issues resulting in the investigations,

including if: (i) the Bank fails to satisfy

the terms of the Global Resolution (including

the requirement to
remediate the Bank’s U.S. BSA/AML program)

in a manner that is acceptable to the regulators

and/or the monitors; (ii) the impact of the non-monetary

penalties
imposed on the Bank are more negative

or sustained than anticipated, including

if the limitations imposed on the Bank’s

U.S. businesses weaken the Bank’s U.S.
franchise; (iii) the Bank becomes subject

to further prosecution or financial penalties

(which may occur if the Bank fails to comply

with the terms of the plea
agreements with the DOJ during the five-year

term of probation); (iv) the Bank’s or U.S. Bank’s

former or current directors, officers or employees

become subject
to civil or criminal investigations or enforcement

proceedings in relation to the Bank’s U.S. BSA/AML

program; (v) the impact on the Bank’s brand

and reputation is
more negative or sustained than anticipated;

and/or (vi) if any of the risks described

in this “Global Resolution of the Investigations

into the Bank’s U.S. BSA/AML
Program”

section materializes. The foregoing factors

may also lead to rating agencies further

downgrading the Bank’s credit ratings and outlooks.

See also “Value
and Market Price of our Common Shares

and other Securities” and “Downgrade,

Suspension or Withdrawal of Ratings Assigned

by any Rating Agency”, below.
See also the risks described under “Regulatory

Oversight and Compliance”.
Regulatory Oversight and Compliance
The Bank and its businesses are subject

to extensive regulation and oversight by

a number of different governments, regulators and

self-regulatory organizations
(collectively, “Bank regulators”) around the world. Regulatory and legislative changes and changes in the

Bank’s regulators’ expectations occur in all jurisdictions

in
which the Bank operates.
Bank regulators around the world have demonstrated

an increased focus on capital,

liquidity,

and interest rate risk

(IRR) risk management; consumer protection;
data management;

conduct risk and internal risk and control

frameworks across the three lines of defense;

foreign interference; and financial crime

including
money laundering, terrorist financing and economic

sanctions risks and threats. There is heightened

focus by Bank regulators globally on the impact

of interest
rates and inflation on customers, as well as

on the Bank’s operations and its management

and oversight of risks associated with these

matters. In addition, these
risks continue to rapidly evolve, as a

result of new or emerging threats, including

geopolitical and those associated with use

of new, emerging and interrelated
technologies, artificial intelligence (AI), machine

learning, models and decision-making tools.
The content and application of laws, rules and

regulations affecting financial services institutions

may sometimes vary according to factors such

as the size of the
institution,

the jurisdiction in which it is organized or

operates, and other criteria. There can also

be significant differences in the ways that

similar regulatory
initiatives affecting the financial services industry are

implemented in Canada, the United States

and other countries and regions in

which the Bank does business.
For example, when adopting rules that are

intended to implement a global regulatory

standard, a national regulator may introduce

additional or more restrictive
requirements. Furthermore, some of the Bank’s regulators

have the discretion to impose additional requirements,

standards or guidance regarding the Bank’s risk,
capital and liquidity management, or other

matters within their regulatory scope, and in

some cases the Bank may be prohibited by

law from publicly disclosing
such additional requirements, standards or guidance.

Compliance with these additional requirements,

standards or guidance may increase the

Bank’s compliance
and operational costs, and could adversely

affect the Bank’s businesses and results of operations.

Regulators have indicated the potential for escalating
consequences for banks that do not timely

resolve open issues or have repeat issues.

Furthermore, delays in satisfying one regulatory

requirement could affect
the Bank’s progress on others. Failure to satisfy

regulatory requirements on a timely basis

could result in additional fines, penalties, business

restrictions,
limitations on subsidiary capital distributions,

increased capital or liquidity requirements,

enforcement actions, increased regulatory oversight,

and other adverse
consequences, which could be significant.

Compliance with any consent orders or

regulatory proceedings, as well as the implementation

of their requirements,
may increase the Bank’s costs, require the Bank

to reallocate resources away from managing

its business, negatively impact the Bank’s capital

and credit ratings,
cash flows and funding costs, require the Bank

to undergo significant changes to its business,

operations, products and services, and risk

management practices,
damage the Bank’s reputation, and subject the

Bank to other adverse consequences, including

additional financial penalties, restrictions

and limitations.
The Bank monitors and evaluates the potential

impact of applicable regulatory developments

(including enacted and proposed rules,

standards, public
enforcement actions, consent orders, and

regulatory guidance). However, while the Bank devotes

substantial compliance, legal, and operational

business
resources to facilitate compliance with these

developments by their respective effective dates,

and also to the consideration of other Bank

regulator expectations, it
is possible that: (i) the Bank may not be

able to accurately predict the impact of

regulatory developments, or the interpretation

or focus of enforcement actions
taken by governments, regulators and courts,

(ii) the Bank may not be able to develop

or enhance the platforms, technology, or operational procedures

and
frameworks necessary to comply with, or adapt

to, such rules or expectations in advance

of or by their effective dates; or (iii) regulators and

other parties could
challenge the Bank’s compliance. Also, it may be

determined that the Bank has not adequately, completely or addressed on a timely basis regulatory
developments or other regulatory requirements,

including enforcement actions, to which it

is subject, in a manner which meets Bank regulator

expectations.
At any given time, the Bank is subject

to a significant number of legal and regulatory

proceedings and to numerous governmental

and regulatory examinations.
Additionally, the Bank has been subject to regulatory enforcement proceedings and has entered into

settlement agreements with Bank regulators,

and the Bank
may continue to face a greater number or

wider scope of investigations, enforcement

actions and litigation. The Bank could also

be subject to negative regulatory
evaluation or examination findings not only

because of violations of laws and regulations,

but also due to failures, as determined by

its regulators, to have
adequate policies and procedures, or to remedy

deficiencies on a timely basis. Regulatory

and legislative changes and changes in expectations

will continue to
increase the Bank’s compliance and operational

risks and costs. In addition, legislative and

regulatory initiatives could require

the Bank to make significant
modifications to its operations in the relevant

countries or regions in order to comply

with those requirements. This could result in increased

costs as well as
adversely affect the Bank’s businesses and results of operations.

In the future, the Bank may be subject to additional

regulatory enforcement proceedings or

enter into future settlement arrangements

with Bank regulators, and it
may incur fines, penalties,

judgments or business restrictions not

in its favour associated with regulatory

non-compliance, all of which could also

lead to negative
impacts on the Bank’s financial performance, operational

changes including restrictions on offering certain

products or services or on operating in

certain
jurisdictions, and its reputation.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 64
See also the risks described under the heading

“Introduction of New and Changes

to Current Laws, Rules and Regulations” and

“Global Resolution of the
Investigations into the Bank’s U.S. BSA/AML

Program”.
Executing on Long-Term Strategies and Shorter-Term

Key Strategic Priorities
The Bank has a number of strategies and priorities,

including those detailed in each Segment’s

“Business Segment Analysis” section of

this document, which may
include large scale strategic or regulatory initiatives

that are at various stages of development

or implementation. Examples include organic

growth strategies;
integrating recently acquired businesses

(e.g., TD Cowen); implementing strategic

agreements; projects to meet new regulatory

requirements; building new
platforms, technology, and omnichannel capabilities; and enhancements to existing technology. Strategies may adjust in response to shifts in the internal and
external environment and/or changes in leadership.

Risk can be elevated due to the size, scope,

velocity, interdependency, and complexity of projects; limited timeframes to complete projects; and competing

priorities for limited specialized resources.

The Global Resolution of the civil and criminal

investigations into the
Bank’s U.S. BSA/AML program, including the

limitations on the Bank’s U.S. business, has

impacted and could adversely affect the Bank’s ability

to achieve some
of its strategies and priorities.
The Bank regularly explores opportunities

which include acquisitions and dispositions of companies

or businesses, directly or indirectly, through its subsidiaries.

In
respect of acquisitions and dispositions,

the Bank undertakes transaction assessments

and due diligence before completing

a merger, acquisition or disposition to
confirm the transaction fits within the Bank’s

Risk Appetite, and closely monitors integration

activities and performance post-close.

However, the Bank’s ability to
successfully complete an acquisition or disposition

is often subject to regulatory and other

approvals, and the Bank cannot be certain

when, or if, or on what terms
and conditions, any required approvals

will be granted.
While there is significant management attention

on the governance, oversight, methodology, tools, and resources needed to manage the Bank’s strategies and
priorities, the Bank’s ability to execute on them

is dependent on a number of assumptions

and factors. These include those set

out in the “Economic Summary and
Outlook”,

“Key Priorities for 2025”, “2024 Accomplishments

and Focus for 2025”, “Operating Environment

and Outlook”, and “Managing Risk” sections

of this
document, as well as disciplined resource

and expense management and the Bank’s ability

to implement (and the costs associated

with the implementation of)
programs to comply with new or enhanced

regulations or regulator demands, all of

which may not be in the Bank’s control and are difficult

to predict.
The Bank may not achieve its financial or

strategic objectives including anticipated

cost savings or revenue synergies, following

acquisition and integration
activities. In addition, from time to time, the Bank

may invest in companies without taking a

controlling position in those companies, which

may subject the Bank to
those companies’

operational and financial risks, the risk

that these companies may make decisions

the Bank does not agree with, and

the risk that the Bank may
have differing objectives than the companies in

which the Bank has interests.
If any of the Bank’s strategies, priorities, acquisition

and integration activities, dispositions

or investments are not successfully executed,

or do not achieve their
financial or strategic objectives,

there may be an impact on the Bank’s operations

and financial performance and the Bank’s earnings

could grow more slowly or
decline.
TD’s Schwab Equity Investment and Schwab

IDA Agreement Exposes the Bank to

Certain Risks

As at October 31, 2024, the Bank’s reported investment

in Schwab was approximately 10.1%

of the outstanding voting and non-voting

common shares of Schwab,
representing approximately 13.5% of TD’s market

capitalization. The Bank accounts for its

investment in Schwab using the equity

method, recognizing the Bank’s
share of Schwab’s earnings available to common shareholders,

which on an adjusted basis represented

6.2% of TD’s net income in fiscal 2024. Schwab’s

stock
price has historically experienced higher levels

of volatility than the TD stock, and

the size of the Schwab investment relative

to TD’s market capitalization exposes
TD to the risk of large declines in the value

of the investment and a corresponding impact

on TD’s market value. The value of the Bank’s investment

in Schwab
and its contribution to the Bank’s financial results are

also vulnerable to poor financial performance

or other adverse developments in Schwab’s business.

In
addition, the Bank has a Schwab IDA Agreement

with Schwab and it may be affected by actions taken

by Schwab, or if Schwab does not perform

its obligations,
pursuant to the Schwab IDA agreement (as

further described in the “Related Party

Transactions” section of this document).
Technology and Cyber Security Risk
Technology and cyber security risks for large financial institutions like the

Bank have increased in recent years, especially

due to heightened geopolitical tensions
and a challenging macroeconomic environment

that increase the risk of cyber-attacks.

The rising risk of attacks on critical infrastructure

and supply chains is due,
in part, to the proliferation, sophistication

and constant evolution of new technologies

and attack methodologies used by

threat actors, such as organized criminals,
nation states, sociopolitical entities and other

internal and external parties. Heightened

risks may also result from the size and

scale of a financial institution’s
operations, geographic footprint, the complexity

of its technology infrastructure, its reliance

on internet capabilities, cloud and telecommunications

technologies to
conduct financial transactions, such as the

continued development of mobile and internet

banking platforms, as well as opportunistic

threats by actors that have
accelerated exploitations of new weaknesses,

misconfigurations, or vulnerabilities.

The Bank’s technologies, systems and networks,

those of the Bank’s customers (including their

own devices), and those of third parties

providing services to the
Bank, continue to be subject to cyber-attacks,

and may be subject to disruption of

services, data security or other breaches (such

as loss or exposure of
confidential information, including customer

or employee information), identity theft and

corporate espionage, or other incidents.

The Bank has experienced service
disruptions due to technology failure or

connectivity issues triggered by a third party

and may be subject to service disruptions

in the future due to cyber-attacks
and/or technology failure or connectivity issues.

The Bank’s use of third-party service providers,

which are subject to these potential incidents,

increases the risk of
potential attack, breach or disruption; and

may delay our response as the Bank has less immediate

oversight and direct control over the third parties’

technology
infrastructure or information security.
The Bank may experience material loss or

damage in the future as a result of online attacks

on banking systems and applications,

supply chain attacks,
ransomware attacks, introduction of malicious

software, denial of service attacks, malicious insiders

or service provider exfiltration of data,

AI-assisted attacks, and
phishing attacks, among others. Any of these

attacks could result in fraud, unauthorized

disclosure or theft of data or funds, or the disruption

of the Bank’s
operations. Cyber-attacks may include attempts

by malicious insiders or service providers

of the Bank to disrupt operations, access

or disclose sensitive
information or other data of the Bank, its customers,

or its employees. Attempts to deceive employees,

customers, service providers, or other users

of the Bank’s
systems continue to occur, in an effort to obtain sensitive information,

gain access to the Bank’s or its customers’ or employees’

data or customer or Bank funds, or
to disrupt the Bank’s operations. While these deception

attempts have not resulted in materially adverse

impacts on the Bank thus far, there can be no assurance
that future deception attempts may not be successful,

especially as threats become more

sophisticated. In addition, the Bank’s customers

may use personal
devices, such as computers, smartphones, and

tablets, which limits the Bank’s ability to mitigate

certain risks introduced through these personal

devices.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 65
The Bank regularly reviews external events

and assesses and may enhance its

controls and response capabilities as it considers

necessary to help mitigate
against the risk of cyber-attacks or data security

or other breaches in response to the

evolving threat environment, but these

activities may not mitigate all risks,
and the Bank may experience loss or damage

arising from such attacks or breaches.

As a result, the industry and the Bank are

susceptible to experiencing
potential financial and non-financial loss and/or

harm from these attacks or breaches.

The adoption of certain technologies, such as

cloud computing, AI, machine
learning, robotics, and process automation

call for continued focus and investment

to manage the Bank’s risks. It is possible that the

Bank, or those with whom the
Bank does business, have not anticipated or

implemented or may not anticipate or

implement effective measures against all

such cyber and technology-related
risks, particularly because the tactics, techniques,

and procedures used by threat actors

change frequently and risks can originate

from a wide variety of sources
that have also become increasingly sophisticated.
Furthermore, the Bank’s owned and operated applications,

platforms, networks, processes, products,

and services could be subject to failures

or disruptions, or
non-compliance with regulations as a result

of human error, natural disasters, utility or infrastructure disruptions,

pandemics or other public health emergencies,
malicious insiders or service providers, cyber-attacks

or other criminal or terrorist acts, which

may impact the Bank’s operations. Such adverse

effects could limit
the Bank’s ability to deliver products and services

to customers, and/or damage the Bank’s reputation,

which in turn could lead to financial loss.

While cyber
insurance premiums have stabilized, providers

continue to be concerned about systemic

cyber risk, causing coverage term changes

across the industry. This has
the potential to impact the Bank’s ability to mitigate

risks through cyber insurance and may limit

the amount of coverage available for financial

losses. As such, with
any cyber-attack, disruption of services, data,

security or other breaches (including loss or

exposure of confidential information), identity

theft, corporate espionage
or other compromise of technology or information

systems, hardware or related processes,

or any significant issues caused by weakness

in information technology
infrastructure and systems, the Bank

may experience, among other things, financial

loss; a loss of customers or business

opportunities; disruption to operations;
misappropriation or unauthorized disclosure

of confidential, financial or personal information;

damage to computers or systems of

the Bank and those of its
customers and counterparties; violations of

applicable laws; litigation; regulatory penalties

or intervention, remediation, investigation

or restoration costs; increased
costs to maintain and update the Bank’s operational

and security systems and infrastructure;

and reputational damage. If the Bank

were to experience such an
incident, it may take a significant amount of

time and resources to investigate the incident

to obtain information necessary to assess

the impact.
The Bank’s investments in its Technology and Cyber infrastructure, including the investment in its risk and control environment, may be inadequate

to meet
regulatory expectations, remain competitive,

serve clients effectively, and avoid business disruptions

or operational errors.
Data Risk
Data risk is the risk associated with inadequate

or inappropriate use, management, or

protection of the Bank’s data assets, which

may adversely impact the Bank’s
operations, strategic objectives, reputation,

customer trust and financial results, and

may result in financial losses, regulatory investigations

and enforcement
proceedings, and legal proceedings.
Data use cases have increased due to process

automation and greater reliance on analytics

and business intelligence to support decision-making.

There is
heightened risk and expectations for managing

integrity and quality of customer data and

privacy. This risk highlights the importance of data usage, data management, and access controls to

mitigate data risk and build and maintain the trust

of our customers, shareholders, and regulators.

Data risk spans broadly
across multiple risk categories and business

segments and typically arises out of

operational risks such as technology, cyber security, generative AI, fraud, and third-party risks.
TD’s investments to improve its risk and control

environment, modernize its data and technology, and operating model changes to further enhance data
management and protection may be inadequate

to meet regulatory expectations, remain competitive,

serve clients effectively, and avoid business disruptions or operational errors.
Model Risk
Model Risk is the potential for adverse consequences

arising from decisions based on incorrect

or misused models and their outputs.

Model uncertainty remains
due to emerging risks (including elevated

inflation and interest rates over an extended

period of time), with model reliability impacted

across some business areas.
Short-

and long-term mitigants that were identified

and executed to help improve resilience

of models trained on historical data,

may become less relevant under
the current environment (e.g., in the case of

IFRS 9 and stress testing models),

and Management’s efforts to assess and update

models may not adequately or
successfully improve the resilience of such

models.
Fraud Activity
Fraud risk is the risk associated with acts designed

to deceive others, resulting in financial loss and

harm to shareholder value, brand, reputation,

employee
satisfaction and customers. Fraud Risk arises

from numerous sources, including potential or

existing customers, agents, third parties,

contractors, employees and
other internal or external parties, including

service providers to the Bank and the Bank’s

customers that store bank account

credentials and harvest data based on
customers’ web banking information and

activities. In deciding whether to extend credit

or enter into other transactions with

customers or counterparties, the Bank
may rely on information furnished by or on

behalf of such customers, counterparties

or other external parties, including financial

statements and financial
information and authentication information.

The Bank may also rely on the representations

of customers, counterparties, and other external

parties as to the
accuracy and completeness of such information.

Misrepresentation of this information potentially

exposes the Bank to increased fraud events

when transacting
with customers or counterparties. In order

to authenticate customers, whether

through the Bank’s phone or digital channels

or in its branches and stores, the Bank
may also rely on certain authentication

methods which could be subject to fraud.

Additionally, TD, and the industry as a whole, has experienced an increase in attack levels year-over-year. Despite the Bank’s investments in fraud prevention and
detection programs, capabilities, measures and

defences,

they have not fully mitigated,

and in the future may not successfully

mitigate,

against all fraudulent
activity which could result in financial loss or

disruptions in the Bank’s businesses. In addition

to the risk of material loss (financial loss,

misappropriation of
confidential information or other assets of

the Bank or its customers and counterparties)

that could result from fraudulent activity, the Bank could face legal action
and customer and market confidence in the

Bank could be impacted.
Insider Risk
Insider risk is the potential for an individual

who has, or had, authorized access to

TD’s information, systems, premises, or people

to use their access, either
intentionally or unintentionally, to act in a way that could negatively harm the Bank, including its customers,

employees, service providers, or other

stakeholders.
Insider risk exposure is inherent to the normal

course of operating TD’s businesses including activities

with our third parties.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 66
The financial industry continues to observe

an increased number of insider risk cases,

leading to new or emerging threats. These

cases can lead to data breaches,
intellectual property theft, fraud, operational

disruptions, and regulatory and compliance

risks.

The Bank closely monitors the internal

threat environment across all typologies and

continues to invest in TD’s insider risk management

program. Notwithstanding,
the Bank continues to be exposed to potential

adverse regulatory, financial, operational, legal, and reputational impacts as a result of insider events.
Conduct Risk
Conduct risk is the risk

arising from employee conduct or business

practices causing unfair outcomes to persons

to whom we offer or sell our products or services,
or harm to market integrity. Conduct risk may arise from the failure to comply with laws, regulatory requirements

and standards, or the TD Code of Conduct

and
Ethics.

Conduct risk is a risk across all industries

that can have significant impact to organizations,

including the Bank. From time to time,

some of the Bank’s employees
have failed, and may in the future fail, to

comply with applicable laws, regulatory requirements

and standards, and the TD Code of Conduct

and Ethics. Our
systems and procedures, including the

TD Code of Conduct and Ethics, may be inadequate

to ensure that our employees comply

with the law and operate with
integrity, leading to damage to our business and reputation, regulatory action, or other potential adverse impacts

to the Bank.

Third-Party Risk
The Bank recognizes the value of using

third parties to support its businesses, as

they provide access to modern applications,

processes, products and services,
specialized expertise,

innovation, economies of scale, and operational

efficiencies. However, the Bank may become dependent on

third parties with respect to
continuity, reliability, and security, and their associated processes, people and facilities. As the financial services industry and its supply chains become

more
complex, the need for resilient, robust, holistic,

and sophisticated controls, and ongoing

oversight increases.
The Bank also recognizes that the applications,

platforms, networks, processes, products,

and services from third parties could be

subject to failures or disruptions
impacting the delivery of services or products

to the Bank. These failures or disruptions could

be because of human error, natural disasters, utility or infrastructure disruptions, changes in the financial condition

of such third parties, other general business and

economic conditions which may impact

such third parties,
pandemics or other public health emergencies,

malicious insiders or service providers,

cyber-attacks or other criminal or terrorist acts,

or non-compliance with
regulations. Such adverse effects could limit the Bank’s

ability to deliver products and services

to customers, lead to disruptions in the Bank’s businesses,

expose
the Bank to financial losses that the Bank is

unable to recover from such third parties,

and expose the Bank to legal, operational

and regulatory risks, including
those outlined under the headings “Global

Resolution of the Investigations into the Bank’s

U.S. BSA/AML Program”, “Regulatory Oversight

and Compliance”

and
“Legal Proceedings”, and/or damage the Bank’s reputation,

which in turn could result in an adverse impact

to the Bank’s operations, earnings or financial
condition.
Introduction of New and Changes to

Current Laws, Rules and Regulations
The financial services industry is highly regulated.

The Bank’s operations, profitability and reputation

could be adversely affected by the introduction of

new laws,
rules and regulations, amendments to, or

changes in interpretation or application of

current laws,

rules and regulations, issuance of judicial

decisions, and changes
in enforcement pace or activities. These adverse

effects could also result from the fiscal, economic,

and monetary policies of various central

banks, regulatory
agencies,

self-regulatory organizations and governments

in Canada, the U.S., the United Kingdom,

Ireland, Asia Pacific and other countries and regions,

and
changes in the interpretation or implementation

of those policies. Such adverse effects may include

incurring additional costs and devoting

additional resources to
address initial and ongoing compliance; limiting

the types or nature of products and services

the Bank can provide and fees it can charge; unfavourably

impacting
the pricing and delivery of products and services

the Bank provides; increasing the ability

of new and existing competitors to compete

on the basis of pricing,
products and services (including, in jurisdictions

outside Canada, the favouring of certain

domestic institutions); and increasing risks

associated with potential non-
compliance. In addition to the adverse impacts

described above, the Bank’s failure to comply

with applicable laws,

rules

and regulations could result in sanctions,
financial and non-financial penalties, and

changes including restrictions on offering certain products

or services or on operating in certain jurisdictions,

that could
adversely impact its earnings, operations and

reputation. See also the risks described

under the heading “Global Resolution of

the Investigations into the Bank’s
U.S. BSA/AML Program”

and “Regulatory Oversight and Compliance”.
The regulation of financial crime, including,

anti-money laundering, anti-terrorist financing

and economic sanctions,

continue to be a high priority globally, with an
increasing pace of regulatory change and geopolitical

events, along with heightened and evolving

regulatory standards in all the jurisdictions

in which the Bank
operates.

The global data and privacy landscape is dynamic

and regulatory expectations continue to evolve.

New and amended legislation is anticipated in

various
jurisdictions in which the Bank does business.
Canadian, U.S. and global regulators have

been increasingly focused on conduct, operational

resilience and consumer protection matters

and risks, which could
lead to investigations, remediation requirements,

and higher compliance costs.

Regulators have increased their focus on

ESG matters, including the impact of

climate change, greenwashing, sustainable finance,

financial and economic
inclusion and ESG-related policies and disclosure

regarding such matters, with significant new

legislation and amended legislation

anticipated

in some of the
jurisdictions in which the Bank does business.
In addition, there may be changes in interpretation

or application of current laws, rules and regulations

to incorporate ESG matters in ways that

were not previously
anticipated.
Despite the Bank’s monitoring and evaluation

of the potential impact of rules, proposals, public

enforcement actions, consent orders and

regulatory guidance,
unanticipated new regulations or regulatory interpretations

applicable

to the Bank may be introduced by governments

and regulators around the world and the
issuance of judicial decisions may result in

unanticipated consequences to the Bank.

Canada
In Canada, there are a number of government

and regulatory initiatives underway that

could impact financial institutions and initiatives

with respect to payments
evolution and modernization, open banking,

consumer protection, protection of customer

data, technology and cyber security, climate risk management

and
disclosure, greenwashing, dealing with vulnerable

persons, competitiveness of the financial

services industry, and anti-money laundering. For example, in

January

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 67
2024, a new OSFI guideline took effect in relation

to technology and cyber risk management,

which establishes requirements for federally

regulated financial
institutions (FRFIs) as to governance and

risk management, technology operations

and resilience, and cybersecurity;

and a new OSFI guideline was released
requiring federally regulated financial institutions

to establish, implement, maintain and adhere

to policies and procedures that protect against

threats to integrity or
security. The implementation of these guidelines may result in increased compliance costs to the Bank and impact

the Bank’s strategies, priorities, organizational
plans, policies, processes and standards.

In another example, the federal government

is implementing AML related requirements

as part of its mandated five-year
review of Canada’s AML Regime. Many of the provisions

are anticipated to have or will have short

coming into force dates throughout 2025. The

pace of this
change, the short timelines to implement

and the evolving risks could result in increased

costs and risk that may impact the Bank’s businesses,

operations and
results.
United States
In July 2023, the U.S. banking regulators

proposed regulations modifying U.S.

capital rules to effectuate certain Basel III standards (as

well as other changes). The
proposed rules, if finalized in the form proposed

in July 2023 would be expected to increase

capital requirements on large banks with

more than US$100 billion in
total assets and, based on estimates by The

Federal Reserve, would be expected

to increase relative common equity tier 1

(CET1) capital requirements by
approximately 14% for the “Category III”

or “Category IV” intermediate holding companies

of foreign banking organizations. These

changes would impact the
Bank’s intermediate holding company (which is

considered a “Category III”

intermediate holding company under applicable

Federal Reserve regulations) and its
subsidiary U.S. banks but would not have a

direct impact on the Bank’s CET1 ratios, which

are based on OFSI rules. The proposed

rule would eliminate the
Accumulated Other Comprehensive Income

opt-out following a three-year transition

period, which would require reflecting

unrealized losses and gains from
Available-for-sale securities in regulatory capital.

In addition, the Federal Reserve has, as part

of a separate proposed rule on a G-SIB

surcharge, proposed changes to the definition

of the “cross-jurisdictional
activity” risk-based indicator. The proposed change

would include cross-jurisdictional derivatives

exposures (which are currently excluded)

in the calculation of
cross-jurisdictional activity. The Federal Reserve estimates that this change in approach would, if finalized

in the form proposed in July 2023, substantially

increase
the reported value of cross-jurisdictional

activity in the combined U.S. operations

(CUSO) and intermediate holding companies

of foreign banking organizations.
Exceeding US$75 billion in cross-jurisdictional

activity would result in treatment

as a “Category II” institution under the

Federal Reserve’s regulatory framework.
The Federal Reserve expects seven

large foreign banking organizations would

move into Category II based on this change

in approach, and it is likely that the
Bank would be impacted if such changes are

finalized in the form proposed in July 2023.
In September 2024, the Vice Chair for Supervision of

the Federal Reserve, indicated that he

intends to recommend that the Federal

Reserve re-propose the Basel
endgame and G-SIB surcharge rules, with

broad and material changes to the 2023 proposals.

However, the re-proposal effort has since stalled. It is also unclear what the substance of the final rules, the timing

on finalization of the rules, and the time

frame for compliance, will be. It is likely that

the Bank will incur operational,
capital, liquidity and compliance costs resulting

from the changes in these rules.

The current U.S. regulatory environment

for banking organizations may be further impacted

by additional legislative or regulatory developments,

including resulting
from changes in U.S. executive administration,

congressional leadership and/or agency

leadership, and regulators focusing on

potential racial discrimination and
economic inequity, including fair lending and unfair, deceptive, or abuse acts or practices.

The U.S. banking regulators may pursue further

changes to the
regulation and supervision of banks in response

to bank failures in Spring 2023, which could

include changes to liquidity, interest rate risk and incentive compensation as areas of focus. The ultimate

outcome of these developments and their

impact on the Bank remain uncertain.

Europe
In Europe, there remain a number of uncertainties

in connection with the future of the United

Kingdom – European Union relationship,

and reforms implemented
through the European Market Infrastructure

Regulation and the review of Markets in Financial

Instruments Directive and accompanying

Regulation could result in
higher operational and system costs and

potential changes in the types of products

and services the Bank can offer to customers in

the region.
Level of Competition, Shifts in Consumer

Attitudes, and Disruptive Technology

The Bank operates in a highly competitive industry

and its performance is impacted by the level

of competition. Customer acquisition and

retention can be
influenced by many factors, including

the Bank’s brand and reputation as well as the pricing,

market differentiation, and overall customer experience

of the Bank’s
products and services.

Enhanced competition from incumbents and

new entrants may impact the Bank’s pricing of

products and services and may cause it

to lose revenue and/or market
share. Increased competition requires the Bank

to make persistent short- and long-term investments

to modernize, remain competitive,

and continue delivering
differentiated value to its customers. In addition, the

Bank operates in environments where laws

and regulations that apply to it may

not universally or equitably
apply to its current and emerging competitors,

which could include the domestic institutions

in jurisdictions outside of Canada or the

U.S., or non-traditional
providers (such as Fintech or big technology

competitors) of financial products and services.

Non-depository or non-financial institutions

are often able to offer
products and services that were traditionally

banking products and compete with banks

in offering digital financial solutions (primarily

mobile or web-based
services), without facing the same regulatory

and capital requirements or oversight. These

competitors

may also operate at much lower costs relative

to revenue
or balances than traditional banks or offer financial

services at a loss to drive user growth or

to support their other profitable businesses.

These third-parties can
seek to acquire customer relationships, react

quickly to changes in consumer behaviours,

and disintermediate customers from their

primary financial institution,
which can also increase fraud and privacy risks

for customers and financial institutions in

general. The nature of disruption is such

that it can be difficult to
anticipate and/or respond to adequately or

quickly, representing inherent risks to certain Bank businesses, including payments,

lending and self-directed investing.
As such, this type of competition could also

adversely impact the Bank’s earnings and competitive

positioning.
As described in the “Global Resolution of the

Investigations into the Bank’s U.S. BSA/AML

Program”

section above, on October 10, 2024, the Bank

and certain of
its U.S. subsidiaries consented to orders

with the OCC, the Federal Reserve Board

and FinCEN, and entered into plea agreements

with the U.S. DOJ. The
negative impact of such orders and plea

agreements on the Bank’s brand and reputation,

along with the number of limitations on the

Bank’s U.S. business
imposed by such orders, could adversely

affect our ability to attract and retain customers

in the U.S. or elsewhere
.

AI adoption by TD and by our third-party vendors,

including newer technologies such as

Generative AI, presents risks and challenges

such as regulatory and legal
uncertainty, the risk of biased results or unreliable outputs if commercially implemented, compliance

risks, and operational risks including

sophisticated and scaled
fraud / scams, cyber, privacy, data-related, intellectual property, and third-party risks. Despite the

Bank’s efforts to evaluate such technologies before their

use,
these efforts may not successfully mitigate these

technologies’

inherent risks and challenges, which

could result in financial loss or disruption

to the Bank’s
businesses. In addition, the Bank could face

legal action and customer and market confidence

in the Bank could be impacted. Given the

risk of potential

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 68
disintermediation

from incumbents, new entrants and

Fintech / big technology competitors, the Bank

may be required to make significant incremental

investments
in its innovation strategies and frameworks

in order to remain competitive.

Environmental and Social Risk (including

Climate-Related Risk)

As a financial institution, the Bank is subject

to environmental and social (E&S) risk. E&S

risk is a transverse risk, driving financial and

non-financial risks. Drivers
of E&S risk are often multi-faceted and can originate

from the Bank’s internal environment, including

its operations, business activities, environmental

and social-
related commitments, products, clients, colleagues,

or suppliers. Drivers of E&S risk can

also originate from the Bank’s external environment,

including the
communities in which the Bank operates, as

well as second-order impacts of physical risks

and the transition to a low-carbon

economy.
Climate-related risk is the risk of reputational

damage and/or financial loss or other harm

resulting from the physical and transition

risks of climate change to the
Bank, its clients or the communities in which

the Bank operates. This includes physical risks

arising from the consequences of a

changing climate, including acute
physical risks stemming from extreme weather

events happening with increasing severity

and frequency (e.g., wildfires and floods),

and chronic physical risks
stemming from longer-term, progressive shifts

in climatic and environmental conditions

(e.g., rising sea levels and global

warming). Transition risks arise from the
process of shifting to a low-carbon economy, influenced by new and emerging climate-related public policies,

potential litigation and litigation, changing societal
demands and preferences, technologies,

stakeholder and shareholder expectations,

and legal developments.
Social risk is the risk of financial loss or other

harm resulting from social factors, including,

but not limited to, adverse human rights

(e.g., discrimination, Indigenous
Peoples’ rights, modern slavery, and human trafficking), the social impacts of climate change (e.g., poverty, and economic and physical displacement)

and the
health and wellbeing of employees (e.g., inclusion

and diversity, pay equity, mental health, equality, physical wellbeing, and workplace safety). Organizations, including the Bank, are under increasing

scrutiny to address social and financial inequalities

among racialized and other marginalized

groups and are subject to
rules and regulations both locally and internationally.

E&S risks may have financial, reputational,

and/or other implications for both the Bank

and its stakeholders (including its customers,

suppliers, and shareholders)
over a range of timeframes. These risks

may arise from the Bank’s actual or perceived actions,

or inaction, in relation to climate change

and other E&S issues, its
progress against its E&S targets or commitments,

or its disclosures on these matters.

These risks could also result from E&S matters

impacting the Bank’s
stakeholders. The Bank’s participation in external

E&S-related organizations or commitments

may exacerbate these risks and subject the

Bank to increased
scrutiny from its stakeholders. In addition,

the Bank may be subject to legal and

regulatory risks relating to E&S matters, including

regulatory orders, fines, and
enforcement actions; financial supervisory

capital adequacy requirements; and legal action

by shareholders or other stakeholders,

including the risks described in
the “Other Risk Factors – Legal Proceedings”

section. Additionally, different stakeholder groups may have divergent views on E&S-related matters. This
divergence increases the risk that any action,

or inaction, will be perceived negatively by

at least some stakeholders. In the U.S.,

there has been increased
legislative activity by state governments

that restricts the flow of capital and investment

by financial institutions in state governmental

entities. The Bank is
monitoring these trends and assessing their potential

impact in the context of TD’s ESG-related

practices and policies.
Limitations on the availability and reliability

of data and methodologies may also impact

the Bank’s ability to assess and evaluate E&S

risks. Although these
limitations are expected to improve over time

as the Bank continues to advance its data

capabilities by working with internal and external

subject matter experts,
leading to more robust and reliable E&S risk

monitoring, analysis, and reporting, these

efforts are not expected to eliminate all E&S risks.
Failure to successfully manage E&S-related

expectations across various divergent perspectives

may negatively impact the Bank’s reputation and

financial results.
“Greenwashing” and “social washing” can

occur where claims of E&S benefits are

made in relation to products or services or

corporate performance that are false,
give a misleading impression, or are not supported

or substantiated. These claims have accelerated

in focus inside and outside the Bank. Public

commitments,
new products and disclosures can potentially

expose financial institutions to risk
.
Prosecution of greenwashing claims has

occurred in jurisdictions in which the
Bank operates, including Canada, the U.S. and

Europe. The Bank continues to closely monitor

trends in E&S-related litigation.

OTHER RISK FACTORS
Legal Proceedings
Given the highly regulated and consumer-facing

nature of the financial services industry, the Bank is exposed to significant regulatory, quasi-regulatory and self-
regulatory investigations and enforcement proceedings

related to its businesses and operations.

In addition, the Bank and its subsidiaries are

from time to time
named as defendants or are otherwise involved

in various class actions and other litigation

or disputes with third parties related

to their businesses and operations.
A single event involving a potential violation of

law or regulation may give rise to numerous

and overlapping investigations and proceedings

by multiple federal,
provincial, state or local agencies and officials in

Canada, the U.S. or other jurisdictions. In

addition, failure to satisfy settlement or

consent agreements could lead
to additional enforcement proceedings. For example,

failure to comply with the terms of the

U.S. BSA/AML related plea agreements

with the DOJ during the five-
year term of probation, including by failing

to complete the compliance undertakings,

failing to cooperate or to report alleged misconduct

as required, or committing
additional crimes, could also subject the Bank

to further prosecution and additional financial

penalties and ongoing compliance commitments,

and could result in
an extension of the length of the term probation.

Furthermore, if another financial institution

violates a law or regulation relating to a particular

business activity or
practice, this will often give rise to an investigation

by regulators and other governmental

agencies of the same or similar activity or

practice by the Bank.
Actions currently pending against the Bank,

or in which the Bank is otherwise involved,

may result in judgments, settlements,

fines, penalties, disgorgements,
injunctions, increased exposure to litigation,

business improvement orders, limitations

or prohibitions from engaging in business

activities, changes to the operation
or management of business activities, or other

results adverse to the Bank, which

could materially affect the Bank’s businesses,

financial condition and operations,
and/or cause serious reputational harm to

the Bank, which could also affect the Bank’s future

business prospects. Moreover, some claims asserted against

the
Bank may be highly complex and include novel

or untested legal theories. The outcome of

such proceedings may be difficult to predict or

estimate, in some
instances, until late in the proceedings, which

may last several years. Although the Bank

establishes reserves for these matters according

to accounting
requirements, the amount of loss ultimately

incurred in relation to those matters may be

material and may be substantially different

from the amounts accrued.
Furthermore, the Bank may not establish reserves

for matters where the outcome is uncertain.

Regulators and other government agencies

examine the operations
of the Bank and its subsidiaries on both a

routine- and targeted-exam basis, and

they may pursue regulatory settlements, criminal

proceedings or other
enforcement actions against the Bank in the

future.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 69
For additional information relating to the Bank’s

material legal proceedings, refer to Note 26

of the 2024 Consolidated Financial Statements.
Ability to Attract, Develop, and Retain

Key Talent
The Bank’s future performance is dependent on the

availability of qualified talent, the Bank’s ability

to attract, develop, and retain key talent

and effectively manage
changes in leadership. The Bank’s management understands

that, while the labour market is softening

on both sides of the border, the competition for talent
continues across geographies, industries, and

emerging capabilities in a number of sectors

including financial services. This

competition is expected to continue as
a result of shifts in employee preferences, inflationary

pressures,

rapid speed of AI adoption, regulatory expectations,

economic conditions, and remote roles
providing opportunities across geographic boundaries.

This could result in increased attrition particularly

in areas where core professional and

specialized skills are
required.

As described in the “Global Resolution of the

Investigations into the Bank’s U.S. BSA/AML

Program”

section above, on October 10, 2024, the Bank

and certain of
its U.S. subsidiaries consented to orders

with the OCC, the Federal Reserve Board

and FinCEN, and entered into plea agreements

with the U.S. DOJ. The
negative impact of such orders and plea

agreements on the Bank’s reputation, along with

the number of limitations on the Bank’s U.S. business

imposed by such
orders, could adversely affect our ability to attract

and retain our talent in the U.S. or elsewhere
.
Although it is the goal of the Bank’s enterprise programs,

management resource policies and practices

to attract, develop, and retain key talent

employed by the
Bank or an entity acquired by the Bank, the Bank

may not be able to do so, and these actions

may not be sufficient to mitigate attrition.

Foreign Exchange Rates, Interest Rates,

Credit Spreads, and Equity Prices
Foreign exchange rate, interest rate, credit

spread, and equity price movements in

Canada, the U.S., and other jurisdictions in

which the Bank does business
impact the Bank’s financial position and its future

earnings. Changes in the value of the Canadian

dollar relative to the global foreign exchange

rates may also
affect the earnings of the Bank’s small business, commercial,

and corporate customers. A change in

the level of interest rates affects the interest spread

between
the Bank’s deposits and other liabilities, including loans

and, as a result, impacts the Bank’s net interest income.

In particular, elevated interest rates would
increase the Bank’s interest income but could also

have adverse impacts on the Bank’s cost of

funding for loans and may also result in

the risks outlined under the
heading “Inflation, Interest Rates and

Recession Uncertainty”. A change in

the level of credit spreads affects the relative

valuation of assets and liabilities and, as

a
result, impacts the Bank’s earnings and could

also result in significant losses if, to generate

liquidity, the Bank has to sell assets that have suffered a decline in value. A change in equity prices impacts the Bank’s

financial position and its future earnings,

due to unhedged positions the Bank holds

in tradeable equity
securities. The trading and non-trading market

risk frameworks and policies manage

the Bank’s risk appetite for known market risk, but

such activities may not be
sufficient to mitigate against such market risk, and

the Bank remains exposed to unforeseen

market risk.
Downgrade, Suspension or Withdrawal

of Ratings Assigned by Any Rating

Agency
Credit ratings and outlooks of the Bank provided

by rating agencies reflect their views and are

subject to change from time to time, based

on a number of factors,
including the Bank’s financial strength, capital

adequacy, competitive position, asset quality, business mix, corporate governance and risk management, the level
and quality of our earnings and liquidity, as well as factors not entirely within the Bank’s control, including the methodologies

used by rating agencies and
conditions affecting the overall financial services industry. Our borrowing costs and ability to obtain funding are influenced

by our credit ratings. Reductions in one
or more of our credit ratings

could adversely affect our ability to borrow funds

and raise the costs of our borrowings

substantially and could cause creditors and
business counterparties to raise collateral requirements

or take other actions that could adversely

affect our ability to raise funding. In addition to

credit ratings, our
borrowing costs are affected by various other

external factors, including market volatility

and concerns or perceptions about the financial

services industry
generally. There can be no assurance that we will maintain our credit ratings and outlooks and that credit ratings

downgrades in the future would not have

a
material adverse effect on our ability to borrow

funds and borrowing costs. Some of the Bank’s

credit ratings were downgraded following the

global resolution of
the investigations into the Bank’s U.S. BSA/AML

Program, and the Bank’s credit ratings and outlooks

could be further downgraded if the rating

agencies consider
that the impact of the Global Resolution on

the Bank is more negative or sustained

than they expected, including if the Bank fails

to meet the requirements
imposed by its regulators or if the non-monetary

penalties weaken the Bank’s U.S. franchise.

Downgrades in our credit ratings also

may trigger additional collateral
or funding obligations which, depending on

the severity of the downgrade, could have

a material adverse effect on our liquidity, including as a result of credit-
related contingent features in certain of our

derivative contracts.
Value and Market Price of our Common Shares

and other Securities

The market price of the Bank’s common shares

and other securities may be impacted

by market conditions and other factors, and

securityholders may not be able
to sell their securities at or above the price at

which they purchased such securities.

The volume, value and trading price of

the Bank’s securities could fluctuate
significantly in response to factors both related

and unrelated to our operating or financial

performance and/or future prospects, including:

(i) variations in the
Bank’s financial and operating results and financial

condition; (ii) the Bank’s ability to satisfy the terms

of the Global Resolution; (iii) the impact

of the Global
Resolution on the Bank’s businesses, operations and

financial condition; (iv) the Bank being

subject to further prosecution or financial penalties,

which may occur if
the Bank fails to comply with the terms

of the plea agreements with the DOJ during

the five-year term of probation; (v) the Bank’s or

U.S. Bank’s former or current
directors, officers or employees becoming

subject to civil or criminal investigations or

enforcement proceedings in relation

to the Bank’s U.S. BSA/AML program;
(vi) differences between the Bank’s actual financial and

operating results and financial condition and

those expected by investors and analysts;

(vii) changes in
perception by investors and analysts in the

Bank’s businesses, operations or financial condition;

(viii) conduct by the Bank’s employees, third

party contractors or
agents that adversely affects the Bank’s reputation; (ix)

the Bank’s inability to execute on long-term

strategies and shorter-term key strategic priorities;

(x) the
occurrence of significant technology or

cybersecurity events; (xi) changes in the general

business, market or economic conditions

in the regions in which the Bank
operates including as a result of geopolitical

instability or in conditions affecting financial institutions or the financial services industry generally; (xii)

fluctuations in
inflation and interest rates; (xiii) volatility

on exchanges on which the Bank’s securities are

traded; (xiv) actual or prospective changes in

applicable laws,
regulations or rules; and (xv) the materialization

of other risks described in this “Risks that

May Affect Future Results” section.
Interconnectivity of Financial Institutions
The financial services industry is highly interconnected

such that a significant volume of transactions

occur among the members of the industry. The
interconnectivity of multiple financial institutions

with central or common agents, exchanges

and clearinghouses

increases the risk that a financial or operational
failure at one institution or entity may cause

more widespread failures that could

materially impact our ability to conduct business.

Any such failure, termination or
constraint could adversely affect our ability to

effect transactions, service our clients, manage our

exposure to risk or result in financial loss or liability

to our clients.
Additionally, the Bank routinely transacts

among an array of different financial products and

services with counterparties in the financial

services industry, including
banks, investment banks, governments,

central banks, insurance companies and other

financial institutions. A rapid deterioration

of a counterparty, or of a
systemically significant market participant

that is not a counterparty of the Bank, could

lead to creditworthiness concerns of other

borrowers or counterparties in

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 70
related or dependent industries, and can lead

to substantial disruption within the financial

markets.

These conditions could cause the Bank

to incur significant
losses or other adverse impacts to the Bank’s

financial condition. Furthermore, there is no

assurance that industry regulators or government

authorities will provide
support in the event of the failure or financial

distress of other banks or financial institutions,

or that they would do so in a timely fashion.
For example, the closures
of Silicon Valley Bank and Signature Bank in March 2023 in the

U.S. and their placement into receivership led

to liquidity,

credit and market risk concerns at many
financial institutions,

regardless of whether they had relationships

with the closing institutions.
Accounting Policies and Methods Used

by the Bank
The Bank’s accounting policies and estimates are

essential to understanding its results of

operations and financial condition. Some

of the Bank’s policies require
subjective, complex judgments and estimates

as they relate to matters that are inherently

uncertain. Changes in these judgments

or estimates and changes to
accounting standards and policies could

have a materially adverse impact on the Bank’s

Consolidated Financial Statements, and its

reputation. Material
accounting policies as well as current

and future changes in accounting policies are

described in Note 2 and Note 4, respectively, and significant accounting
judgments, estimates, and assumptions are

described in Note 3 of the 2024

Consolidated Financial Statements.
RISK FACTORS AND MANAGEMENT
Managing Risk
EXECUTIVE SUMMARY
Growing profitability based on balanced revenue,

expenses and capital growth involves

selectively taking and managing risks

within the Bank’s risk appetite. The
Bank’s goal is to earn a stable and sustainable

rate of return for every dollar of risk it

takes, while putting significant emphasis

on investing in its businesses to
meet its strategic objectives.
The Bank’s Enterprise Risk Framework (ERF) reinforces

the Bank’s risk culture, which emphasizes transparency

and accountability, and supports a common
understanding among stakeholders of how

the Bank manages risk. The ERF addresses:

(1) how the Bank defines the types of

risk it is exposed to; (2) how the
Bank determines the risks arising from the

Bank’s strategy and operations; (3) risk management

governance and organization; and (4) how

the Bank manages risk
through processes that identify and assess,

measure, control, monitor, and report risk. The Bank’s risk management resources and processes are designed

to
both challenge and enable all its businesses

to understand the risks they face and to

manage them within the Bank’s risk appetite.
RISKS INVOLVED IN

TD’S BUSINESSES
The Bank’s Risk Inventory sets out the Bank’s major

risk categories and related subcategories

to which the Bank’s businesses and operations could

be exposed.
The Risk Inventory facilitates consistent risk identification,

assessment, control, measurement, monitoring,

reporting, and disclosure of TD’s risks. The

Risk
Inventory is the starting point in developing

risk management strategies and processes.

The Bank’s major risk categories are: Strategic

Risk; Credit Risk; Market
Risk; Operational Risk; Model Risk; Insurance

Risk; Liquidity Risk; Capital Adequacy

Risk; Legal and Regulatory Compliance

(including Financial Crime) Risk; and
Reputational Risk.

RISK APPETITE
The Bank’s Risk Appetite Statement (RAS) is

the primary means used to communicate how

the Bank views risk and determines the type and

amount of risk it is
willing to take to deliver on its strategy

and to enhance shareholder value. In

setting the risk appetite, the Bank takes into

account its vision, purpose, strategy,
shared commitments, and capacity to bear

risk under both normal and recessionary/stress

conditions. The core risk principles for the

Bank’s RAS are as follows:
The Bank takes risks required to build its business,

but only if those risks:
1. Fit the business strategy, and can be understood and managed.
2. Do not expose the enterprise to any significant single loss events; TD does not ‘bet the Bank’ on any single acquisition, business,

product or decision.
3. Do not risk harming the TD brand.
The Bank’s Risk Appetite Governance Framework

(RAGF) describes the assumptions, responsibilities,

and processes established to define, maintain,

govern and
monitor TD’s risk appetite, and associated risk

measures. The Bank considers current operating

conditions and the impact of emerging risks in

developing and
applying its risk appetite. Adherence to the

Bank’s risk appetite is managed and monitored

across the Bank and is informed by the

RAGF and a broad collection of
principles, frameworks, policies, processes,

and tools.

The Bank’s RAS describes, by major risk category, the Bank’s risk principles and establishes both qualitative and quantitative

measures, thresholds, and limits, as
appropriate. RAS measures consider both

normal and stress scenarios and include

those that can be monitored at the enterprise

level and cascaded to the
segments.
Risk Management is responsible for establishing

practices and processes to formulate,

monitor, and report on the Bank’s RAS measures. The Risk

Management
function also monitors and evaluates the effectiveness

of these practices and processes, as

well as the RAS measures. Compliance

with RAS principles and
measures is assessed and reported regularly

to senior management, the Board, and the Risk

Committee of the Board (Risk Committee);

other measures are
tracked on an ongoing basis by management,

and escalated to senior management and

the Board, as required.

Major Risk Categories
Market
Risk
Model
Risk
Market
Risk
Major Risk Categories
Reputational
Risk
Liquidity
Risk
Legal &
Regulatory
Compliance
(including
Financial
Crime) Risk
Strategic
Risk
Credit
Risk
Capital
Adequacy
Risk
Legal,
Regulatory
Compliance

(including Financial
Crime)

and Conduct
Risk
Liquidity
Risk
Model
Risk
Insurance
Risk
Operational
Risk

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 71
RISK CULTURE
Risk culture is the attitudes and behaviours

around taking and managing risk in

the Bank and is guided by our shared commitments

and the TD Culture
Framework. The TD Culture Framework defines

culture at TD including expected behaviours

and desired outcomes, describes our fundamental

mechanisms to
drive; embed; and reinforce our desired

culture and provides a comprehensive approach

to culture oversight. The shared commitments

are the behaviours that
differentiate the Bank and help guide the way the

Bank runs its business, grows its leaders,

supports its colleagues, and serves its communities.

Risk culture is
one of the attributes that is integral to the Bank’s overall organizational culture. The Risk Committee

engages with the Chief Risk Officer (CRO)

who leads a
diverse team of risk professionals to drive a

proactive risk culture. The central oversight

for organisational culture at TD is led by Human

Resources (HR) in
partnership with Risk Management.

The Bank’s risk culture starts with the “tone at

the top” set by the Chief Executive Officer (CEO)

and the Senior Executive Team (SET), and is supported by the
Bank’s vision, purpose, shared commitments,

Code of Conduct and Ethics and risk appetite.

These governing objectives describe and

drive the behaviours,
decision making, and business practices

that the Bank seeks to foster among its

employees, in building a culture where the only

risks taken are those within our
established risk appetite. The Bank’s risk culture reinforces that it is everyone’s accountability to self-reflect,

learn from past experiences, encourage

open
communication,

escalate matters on a timely basis, and

strive for transparency on all aspects of risk

taking. The Bank’s employees are expected to

challenge,
communicate, self-identify and escalate

in a timely, accurate and forthright manner when they believe the

Bank is operating outside of its desired

risk culture or
risk appetite.
Ethics, integrity and conduct is a pillar of

TD’s culture and is a key component of the Bank’s

risk culture. The Bank’s Code of Conduct and

Ethics guides
employees and directors to make decisions

that meet the highest standards of integrity, professionalism, and ethical behaviour. Every Bank employee and director
is expected and required to assess business

decisions and actions on behalf of the organization

in light of whether it is right, legal, and

fair.

The Bank’s desired risk culture is reinforced by linking

compensation to management’s performance

against the Bank’s risk appetite. An annual consolidated
assessment of management’s performance against

the RAS is prepared by Risk Management,

reviewed by the Risk Committee, and

is used by the HR
Committee as a key input into compensation

decisions. All executives are individually assessed

against objectives that include consideration

of risk and control
behaviours. This comprehensive approach

allows the Bank to consider whether the actions

of executive management resulted in risk and

control events within
their area of responsibility.
In addition, Oversight Functions operate

independently from segments, supported

by an organizational structure that is designed

to provide objective oversight and
independent challenge. Oversight Function heads,

including the CRO, have unfettered access

to respective Board committees to raise risk,

compliance, and other
issues. Lastly, awareness and communication of the Bank’s RAS and the ERF take place across the organization

through enterprise risk communication
programs, employee orientation and training,

and participation in internal risk management

conferences. These activities further strengthen

the Bank’s risk culture
by increasing the knowledge and understanding

of the Bank’s expectations for risk taking.
WHO MANAGES RISK
The Bank’s risk governance structure emphasizes

and balances strong independent oversight

with clear ownership for risk across the Bank.

Under the Bank’s
approach to risk governance, a “three lines

of defence” model is employed, in which

the first line of defence is the risk owner, the second line provides risk
oversight, and the third line is internal audit.
The Bank’s risk governance model includes a

senior management committee structure that is

designed to support transparent risk reporting

and discussions. The
Bank’s overall risk and control oversight is provided

by the Board and its committees.

The CEO and SET determine the Bank’s long-term

direction which is then
carried out by segments within the Bank’s risk appetite.

Risk Management, headed by the CRO,

sets enterprise risk strategy and policy

and provides independent
oversight to support a comprehensive and proactive

risk management approach. The

CRO, who is also a member of the SET, has unfettered access

to the Risk
Committee.

In addition, the Chief Anti-Money Laundering

Officer and the Chief Compliance Officer have unfettered

access to the Audit Committee.
The Bank has a subsidiary governance framework

to support its overall risk governance structure,

including Boards of Directors, and committees

for various
subsidiary entities where appropriate. Within

the U.S. Retail business segment, risk and

control oversight is provided by separate

and distinct Boards of Directors
which includes fully independent Board

Risk and Audit Committees. The U.S.

Chief Risk Officer (U.S. CRO) has unfettered access

to the U.S. Board Risk
Committee,

the U.S. BSA Officer has unfettered access to

the U.S. Board Audit and Compliance

Committees,

and the U.S. Chief Compliance Officer has
unfettered access to the U.S. Audit Committee.

In addition, as further described in “Significant

Events – Global Resolution of the Investigations

into the Bank’s U.S.
BSA/AML Program”, the Bank is undertaking

a remediation of its U.S. BSA/AML Program,

which is a cross-functional undertaking,

spanning business lines and
control functions. The Bank has established

a dedicated program management infrastructure

to monitor execution against the remediation

program. This work is
being overseen by the Compliance Committee

of the U.S. subsidiary boards.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 72
RISK GOVERNANCE STRUCTURE

The Board of Directors

The Board oversees the Bank’s strategic direction,

the implementation of an effective risk culture and

the internal control framework across the

enterprise. It
accomplishes its risk management mandate

both directly and indirectly through its five

committees: Audit, Risk, HR, Corporate

Governance and Remediation.

The
Board reviews and approves the Bank’s RAS

and related RAS measures at least annually, and reviews the

Bank’s risk profile and performance relative to its

risk
appetite measures and principles. In addition,

the Board has oversight of the Bank’s management

of capital, liquidity and internal controls

policies and practices.
The Audit Committee
The Audit Committee oversees financial reporting,

the adequacy and effectiveness of internal controls,

including internal controls over financial reporting,

and the
activities of the Internal Audit Division,

Finance, Compliance, and Financial Crime

Risk Management, including Anti-Money

Laundering/Terrorist
Financing/Economic Sanctions/Anti-Bribery

and Anti-Corruption.

In addition, the committee has oversight of

the establishment and maintenance of policies

and
programs reasonably designed to achieve and

maintain the Bank’s compliance with applicable

laws and regulations.

In support of this oversight, the committee
reviews any significant litigation and regulatory

matters.
The Risk Committee

The Risk Committee is responsible for reviewing

and recommending TD’s RAS for approval by

the Board annually. The Risk Committee oversees the
management of TD’s risk profile and performance

relative to its risk appetite. In support of

this oversight, the committee reviews and

approves significant
enterprise-wide risk management frameworks

and policies that are designed to help manage

the Bank’s major risk exposures, and monitors the

management of
risks, issues and trends.
The Human Resources Committee
The HR Committee, in addition to its other

responsibilities, oversees the management

of the Bank’s culture and approves the Bank’s

Culture Framework.

It also
satisfies itself that HR risks are appropriately identified,

assessed, and managed in a manner consistent

with the risk programs within the Bank, and

with the
sustainable achievement of the Bank’s business objectives.

In addition, the committee monitors the Bank’s

compensation strategy, plans, policies and practices,
including the appropriate consideration of

risk.
The Corporate Governance Committee
The Corporate Governance Committee, in

addition to its other responsibilities, develops,

and where appropriate, recommends

to the Board for approval corporate
governance principles, including the Bank’s

Code of Conduct and Ethics, aimed at

fostering a healthy governance culture at

the Bank, and also acts as the
conduct review committee for the Bank, including

providing oversight of conduct risk.

In addition, the committee has oversight of

the Bank’s strategy on corporate
responsibility for E&S matters, the establishment

and maintenance of policies in respect of

the Bank’s compliance with the consumer protection

provisions of the
Financial Consumer Protection Framework,

and regularly assesses Board succession

planning considerations.
The Remediation Committee

The Board approved the establishment of a

Remediation Committee effective December 5, 2024,

with a mandate to provide oversight to the

Bank’s and its
subsidiaries’

compliance with regulatory enforcement

related orders and agreements.

The committee will receive reports from the

various remediation teams and
oversight functions if necessary, including information and insights related to the Bank’s compliance with all enforcement

commitments and progress on the
required remediation.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 73
Chief Executive Officer and Senior Executive

Team
The CEO and the SET develop and recommend

to the Board the Bank’s long-term strategic direction

and also develop and recommend for Board

approval TD’s
RAS. The SET members set the “tone at the

top” and manage risk in accordance with

the Bank’s RAS while considering the impact of

current and emerging risks
on the Bank’s strategy and risk profile. This accountability includes identifying, understanding and

communicating significant risks to the Risk

Committee.
Executive Committees
The CEO, in consultation with the CRO establishes

the Bank’s executive committee structure.

These committees are chaired by SET members

and meet regularly
to oversee governance, risk, and control activities

and to review and monitor risk strategies

and associated risk activities and

practices.
The ERMC, chaired by the CEO, oversees

the management of major enterprise governance,

risk, and control activities and promotes

an integrated and effective
risk management culture. The following executive

committees have been established to

manage specific major risks based on the nature

of the risk and related
business activity:
●

ALCO – chaired by the Chief Financial Officer

(CFO), the ALCO oversees directly and

through its standing subcommittees (the

Enterprise Capital Committee
and Global Liquidity and Funding (GLF)

Committee) the management of the Bank’s

consolidated non-trading market risk and each

of its consolidated liquidity,
funding, investments, and capital positions.
●

OROC – chaired by the CRO, the OROC oversees

the identification, monitoring, and control

of key risks within the Bank’s operational risk

profile.
●

DC – chaired by the CFO, the DC oversees

that appropriate controls and procedures are

in place and operating to permit timely, accurate, balanced,

and
compliant disclosure to regulators with respect

to public disclosure, shareholders, and

the market.

●

ERRC – chaired by the CRO, the ERRC

oversees the management of reputational

risk within the Bank’s risk appetite, provides a

forum for discussion, review,
and escalation for non-traditional risks, and

acts as a decisioning body in cases where

urgent risk assessment and decisions are

required for select high-risk
cross-segment/enterprise changes and

where decision rights run across more than one

group.
Risk Management

The Risk Management function, headed

by the CRO, provides independent oversight

of enterprise-wide risk management, risk governance,

and control, including
the setting of risk strategy and policy to

manage risk in alignment with the Bank’s risk appetite

and business strategy. Risk Management’s primary objective is to support a comprehensive and proactive approach

to risk management that promotes a strong

risk culture. Risk Management works with

the segments and other
oversight functions to establish policies, standards,

and limits that align with the Bank’s risk appetite

and monitors and reports on current and

emerging risks and
compliance with the Bank’s risk appetite. The

CRO leads and directs a diverse team of risk

management, including regulatory compliance

and financial crime risk
management (including anti-money laundering),

professionals organized to oversee risks

arising from each of the Bank’s major risk

categories. There is an
established process in place for the identification

and assessment of top and emerging

risks, including tail risk i.e., low probability

events that can result in large or
unquantifiable losses,

material intervention or action from regulators,

and/or significant harm to the TD

brand.

In addition, the Bank has clear procedures

governing
when and how risk events and issues are

communicated to senior management and

the Risk Committee.
Business and Corporate Segments
Each business and corporate segment has

a dedicated risk management function that

reports directly to a senior risk executive

who, in turn, reports to the CRO.
This structure supports an appropriate level

of independent oversight while emphasizing

accountability for risk within the segment.

Business and corporate
management is responsible for setting

the segment-level risk appetite and measures,

which are reviewed and challenged by

Risk Management, endorsed by the
ERMC, and approved by the CEO, to align

with the Bank’s RAS and manage risk within approved

risk limits.
The corporate segment includes service

and control groups (e.g., Platforms and

Technology; Transformation, Enablement and Customer Experience; HR and
Finance) that, like business segments, are

responsible for assessing risk, designing

and implementing controls and monitoring

and reporting their ongoing
effectiveness.

Internal Audit
The Bank’s Internal Audit function provides independent

and objective assurance to the Board

regarding the reliability and effectiveness of

key elements of the
Bank’s risk management, internal control, and governance

processes.
Global Compliance Department (Compliance)
Compliance is an independent regulatory

compliance risk and oversight function

for business conduct and market conduct laws,

rules and regulations (LRRs).
Compliance is also responsible for the design

and oversight of the Bank’s Regulatory Compliance

Management (RCM) program in accordance

with the Enterprise
RCM Framework and related standards and

supports the provision of the Chief Compliance

Officer’s opinion to the Audit Committee as

to whether the RCM
controls are sufficiently robust in achieving compliance

with applicable laws, rules and regulatory requirements

enterprise-wide.
Enterprise Conduct Risk Management (ECRM)
ECRM is responsible for the oversight of

TD’s management of conduct risk. ECRM owns

the Enterprise Conduct Risk Management Policy

and assesses
adherence to the policy through testing, analysis

of conduct-related issues, and effective challenge

of segment reporting and change risk

assessments. ECRM
provides enterprise-wide aggregated conduct risk reporting

to the Corporate Governance Committee

which oversees conduct risk management in

the Bank.
Financial Crime Risk Management (FCRM)
FCRM, previously Global Anti-Money Laundering,

is responsible for the oversight of TD’s regulatory

compliance regarding AML, Anti-Terrorist Financing,
Economic Sanctions, and Anti-Bribery/Anti-Corruption

(collectively, “Financial Crime Risk” or “FCR”) and assesses the adequacy of, adherence to and
effectiveness of the Bank’s day-to-day controls of

the FCR Programs, using a risk-based

approach. FCRM is also responsible

for regulatory compliance and
broader prudential risk management

across the Bank in alignment with enterprise

AML, Sanctions and Anti-Bribery/Anti-Corruption

policies so that money
laundering, terrorist financing, economic

sanctions, and bribery and corruption risks

are appropriately identified and mitigated.

FCRM reports to the Audit
Committee and ERMC on the overall adequacy

and effectiveness of the FCR Programs including

AML, program design and operations.

As described in the “Significant Events – Global

Resolution of the Investigations into the Bank’s

U.S. BSA/AML Program”

section, a remediation plan is in place to
address U.S. BSA/AML regulatory requirements

and deliver on enhancements to strengthen

the AML program across the Global Bank, with

the goal of enabling
the Bank’s compliance with regulatory expectations

including how we identify, measure, monitor and mitigate

AML related risks.

Both the U.S. and the Global programs have

established risk mitigation and enhancement

programs to help ensure that any interim

risks are appropriately
identified and managed according to established

Risk Management standards during the period

that the full multi-year remediation and

enhancement activities are

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 74
delivered. The scope of the risk mitigation program

extends beyond FCRM specific risks

and is focused on helping to ensure that additional

risks arising from the
Bank undertaking this type and scale of change

are appropriately managed, including Model

Risk, Technology and Data Risk, Third Party Risk and Operational
Risk.
Three Lines of Defence
In order to further the understanding of responsibilities

for risk management, the Bank employs

the following “three lines of defence” model

that describes the
respective accountabilities of each line of

defence in managing risk across the Bank.
THREE LINES OF DEFENCE
FIRST LINE RISK OWNER
IDENTIFY AND
CONTROL
●

Own, identify, manage, measure, and monitor current and emerging risks in day-to-day activities, operations,

products, and
services.
●

Understand the risks, including tail risks, across

relevant risk categories (what could go

wrong and the potential impact to the
Bank’s customers, colleagues, and the Bank itself).
●

Identify and understand the applicable LRRs,

including LRRs specific to the business.
●

Promote ongoing initiatives to raise the profile

of risk considerations and understand

key risks impacting the business.
●

Implement governance and control processes

to promote risk awareness, clear risk ownership

within the business, and
personal accountability.
●

Design, implement, and maintain appropriate

mitigating controls, and assess the design

and operating effectiveness of those
controls.
●

Understand and monitor control gaps and

proactively self-identify and remediate issues.
●

Monitor and report on risk profile so that activities

are within TD’s risk appetite and policies.
●

Implement risk-based approval processes

for all new products, activities, processes,

and systems.
●

Escalate risk issues and develop and implement

action plans in a timely manner.
●

Develop and deliver training, tools, and advice

to support its accountabilities.
●

Promote a strong risk management culture.
SECOND LINE
RISK OVERSIGHT

SET STANDARDS
AND CHALLENGE
●

Establish and communicate enterprise governance,

risk, and control strategies, frameworks,

and policies.
●

Provide oversight and independent challenge

to the first line through an effective objective assessment,

that is evidenced and,
where significant, documented, including:
-

Challenge the quality and sufficiency of the first line’s risk activities;
-

Identify and assess current and emerging risks

and controls, using a risk-based approach,

as appropriate;
-

Monitor the adequacy and effectiveness of internal

control activities;
-

Review and discuss assumptions, material

risk decisions and outcomes;

-

Aggregate and share results across business

lines and control areas to identify similar

events, patterns, or broad trends;
and
-

Monitor the execution of the Bank’s remediation activities.
●

Identify and assess, and communicate relevant

regulatory changes for the applicable LRRs.
●

Develop and implement risk measurement

tools so that activities are within TD’s RAS.
●

Monitor and report on compliance with the

Bank’s RAS and policies.
●

Escalate risk issues in a timely manner,

with a focus on maintaining transparency to

key stakeholders.
●

Report on the risks of the Bank on an enterprise-wide

and disaggregated level to the Board

and/or senior management,
independently of the business lines or operational

management.
●

Provide training, tools, and advice to support

the first line in carrying out its accountabilities.
●

Promote a strong risk management culture.
THIRD LINE
INTERNAL AUDIT

INDEPENDENT
ASSURANCE
●

Verify independently that TD’s ERF is designed and operating effectively.
●

Validate the effectiveness of the first and second lines of defence in fulfilling their mandates and managing risk.
In support of a strong risk culture, the Bank

applies the following principles in governing

how it manages risk:
● Enterprise-Wide in Scope

– Risk Management will span all areas of the

Bank, including third-party alliances and joint

venture undertakings to the extent they
may impact the Bank, and all boundaries, both

geographic and regulatory.
● Transparent and Effective Communication

– Matters relating to risk will be communicated

and escalated in a timely, accurate, and

forthright manner.

● Enhanced Accountability

– Risks will be explicitly owned, understood,

and actively managed by business management

and all employees, individually and
collectively.

● Independent Oversight

– Risk policies, monitoring, and reporting

will be established and conducted independently

and objectively.
● Integrated Risk and Control Culture

– Risk Management disciplines will be integrated

into the Bank’s daily routines, decision-making,

and strategy
formulation.
● Strategic Balance

– Risk will be managed to an acceptable

level of exposure, recognizing the need

to protect and grow shareholder value to foster

a sound
strategic balance between risk mitigation and

risk enablement within TD’s risk appetite.
● Leadership Accountability

– Leaders are accountable to demonstrate,

influence and drive the right risk behaviours

and risk mindset with colleagues and
stakeholders.
APPROACH TO RISK MANAGEMENT PROCESSES
The Bank’s comprehensive and proactive approach

to risk management is comprised of four processes:

risk identification and assessment, measurement,

control,
and monitoring and reporting.
Risk Identification and Assessment
Risk identification and assessment is focused

on recognizing and understanding existing

risks, risks that may arise from new or

evolving business initiatives,
aggregate risks, tail risks, and emerging risks

from the changing environment. The Bank’s

objective is to establish and maintain integrated

risk identification and
assessment processes that enhance the understanding

of risk interdependencies, consider how risk

types intersect, and support the identification

of emerging
risks. To that end, the Bank’s Enterprise-Wide Stress Te
sting (EWST) program enables senior management,

the Board, and its committees to identify and
articulate enterprise-wide risks and understand

potential vulnerabilities for the Bank.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 75
Risk Measurement
The ability to quantify risks is a key component

of the Bank’s risk management process. The Bank’s risk

measurement process aligns with regulatory

requirements
such as capital adequacy, leverage ratios, liquidity measures, stress testing, and maximum credit exposure guidelines

established by its regulators. Additionally,
the Bank has a process in place to quantify

risks to provide accurate and timely measurements

of the risks it assumes.
In quantifying risk, the Bank uses various

risk measurement methodologies, including

Value-at-Risk (VaR) analysis, scenario analysis, stress testing, and limits.
Other examples of risk measurements include

credit exposures, PCL, peer comparisons,

trending analysis, liquidity coverage, leverage

ratios, capital adequacy
metrics, and operational risk event notification

metrics. The Bank also requires segments and

oversight functions to assess key risks and internal

controls through
a structured Risk and Control Self-Assessment

program. Internal and external risk events

are monitored to assess whether the Bank’s internal

controls are
effective. This allows the Bank to identify, escalate, and monitor significant risk issues as needed.
Risk Control
The Bank’s risk control processes are established

and communicated through the Risk Committee

and management approved policies, and

associated
management approved procedures, control limits,

and delegated authorities which reflect

its risk appetite and risk tolerances.
The Bank’s approach to risk control also includes risk

and capital assessments to appropriately

capture key risks in its measurement and

management of capital
adequacy. This involves the review, challenge, and endorsement by senior management committees of the Bank’s ICAAP and related

economic capital practices.
The Bank’s performance is measured based on

the allocation of risk-based capital to businesses

and the cost charged against that capital.
Risk Monitoring and Reporting
The Bank monitors and reports on risk levels

on a regular basis against its risk appetite

and Risk Management reports on its

risk monitoring activities to senior
management, the Board and its Committees,

and appropriate executive and management

committees. Complementing regular risk

monitoring and reporting,
ad hoc risk reporting is provided to senior

management, the Risk Committee, and the

Board, as appropriate, for new and emerging

risks or any significant changes
to the Bank’s risk profile. The Bank is developing

methodologies and approaches for climate

scenario analysis through participation in

industry-wide working
groups and the OSFI led Standardized

Climate Scenario Exercise, and is working

to embed the assessment of climate-related risks

and opportunities into relevant
Bank processes.
Stress Testing
Stress testing is an integral component of

the Bank’s risk management framework and serves

as a key component of the Bank’s capital,

strategic and financial
planning processes. Stress testing at the

Bank comprises an annual enterprise-wide

stress test featuring a range of scenarios,

prescribed regulatory stress tests in
multiple jurisdictions, and various ongoing

and ad hoc stress tests and analysis. The

results of these stress tests and analysis enable

management to assess the
impact of geopolitical events and changes

to economic and other market factors on the

Bank’s financial condition and assist in the determination

of capital and
liquidity adequacy and targets, risk appetite

and other limits. These exercises enable

the identification and quantification of vulnerabilities,

the monitoring of
changes in risk profile relative to risk appetite

limits, and evaluation of business plans.
The Bank utilizes a combination of quantitative

modelling and qualitative approaches to assess

the impact of changes in the macroeconomic

environment on the
Bank’s income statement, balance sheet, and

capital and liquidity position under hypothetical

stress situations. Stress testing engages

senior management across
the lines of business, Finance, TBSM, Economics,

and Risk Management. Stress test

results are reviewed, challenged and approved

by senior management and
executive oversight committees. The Bank’s

Risk Committee also

reviews, challenges, and discusses

the results. The results are submitted, disclosed,

or shared
with regulators as required or requested.
Enterprise-Wide Stress Testing
The Bank conducts an annual EWST as part

of a comprehensive capital and liquidity planning,

strategic, and financial exercise that is a

key component of the
Bank’s ICAAP framework. The EWST results are

considered in establishing the Bank’s capital targets

and stress related risk appetite limits, evaluating

the Bank’s
strategies and business plan, and identifying

actions that senior management could

take to manage the impact of stress events.

In addition, the Bank conducts ad
hoc stress tests and analysis for assessing

the impact of events deemed to be potentially

material or of concern in support of senior

management’s assessment of
vulnerabilities and operational readiness

to an uncertain or rapidly changing operating

environment.

The program is subject to a well-defined

governance framework that facilitates executive

oversight and engagement throughout the

organization. EWST
methodologies and results are reviewed and

challenged by executives and subject

matter experts from the line of business, finance

and risk teams. Stress testing
results are further reviewed by ERMC and are

also shared with the Board and regulators.

The Bank’s EWST program involves the development,

execution and
assessment of stress scenarios with varying

features and degrees of severity on the balance

sheet, income statement, capital, liquidity, and leverage. It enables management to identify and assess enterprise-wide

risks and understand potential vulnerabilities,

and changes to the risk profile of the Bank.

The stress scenarios
are developed with consideration of the Bank’s

key business activities, exposures, concentrations

and vulnerabilities. The scenarios are designed

to be consistent
with regulatory stress testing frameworks

and cover a wide variety of risk factors

meaningful to the Bank’s risk profiles in North America

and globally including
changes to unemployment, gross domestic product,

home prices, and interest rates.

For the 2024 EWST program, the Bank developed

and assessed scenarios that explored emerging

risks such as inflation, various interest rate

environments,
increased competition/market pressure on

fees, Net Interest Margin compression reflecting

deposit attrition and higher funding costs,

and elevated regulatory,
fraud and cybersecurity risks. The stress testing

scenarios included, a plausible typical recession

calibrated to historical recessions in Canada

and the U.S., a low
probability and highly severe stagflation

scenario targeting TD-specific risks and vulnerabilities,

and an alternative scenario that explores

another plausible interest
rate environment. Supplemental analysis performed

during 2024 explored strategic risk events

to support senior management in assessing

key risks.
Other Stress Tests and Analysis
Ongoing stress testing and scenario analyses

within specific risk types, such as market risk,

liquidity risk, retail and wholesale

credit risk, operational risk, and
insurance risk, supplement and support our

enterprise-wide analyses. Results

from these risk-specific programs are used

in a variety of decision-making
processes including risk limit setting, portfolio

composition evaluation, risk appetite articulation

and business strategy implementation.

In addition, the Bank
conducts ad hoc stress tests and analysis

for the enterprise as well as for targeted portfolios,

to evaluate potential vulnerabilities and operational

readiness to
specific changes in economic and market

conditions including those related to evolving

geopolitical risk events.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 76
Stress tests are also conducted on certain legal

entities and jurisdictions, in line with

prescribed regulatory requirements.

The Bank’s U.S.- holding company and
operating bank subsidiaries’ capital planning

process including execution of stress tests are

conducted in accordance with the U.S. Dodd-Frank

Act stress testing
(DFAST) requirements. In addition, certain Bank subsidiaries in Singapore, Ireland, and the United

Kingdom conduct stress testing exercises as

part of their
respective ICAAP. The Bank undertakes other internal and regulatory based stress tests including liquidity and market risk, which are

detailed in the respective
sections.

The Bank also conducts scenario and sensitivity

analysis as part of the Recovery and

Resolution Planning program to assess potential

mitigating actions and
contingency planning strategies, as required.
Strategic Risk
Strategic risk is the risk of sub-optimal outcomes

(including financial losses or reputational

damage) arising from the Bank’s strategic

choices, execution of our
strategies, responses to disruption (e.g.,

technological advancements or unforeseen

competitive shifts) and regulatory shifts, or

tail risk exposures (i.e., low
probability events that can result in large or

unquantifiable losses, material intervention

or action from regulators, and/or significant

harm to the TD brand).
Strategic choices may span ongoing business

operations and inorganic (Mergers & Acquisitions

and strategic partnerships) activities.
WHO MANAGES STRATEGIC RISK
The CEO manages Strategic Risk, supported

by members of the SET and the ERMC.

The CEO, together with the SET, defines the overall strategy, in consultation with, and subject to approval by the Board.

The Enterprise Strategy group, under the leadership

of the CFO, is charged with developing

the Bank’s long-term
strategy and shorter-term strategic objectives

and priorities with input and support from

senior executives across the Bank.
Each member of the SET is responsible

for establishing and managing long-

and short-term strategic priorities for

their areas of responsibility (business segment
or corporate function), and ensuring such strategies

are aligned with the Bank’s long-

and short-term strategic objectives and

priorities, and are within the Bank’s
risk appetite. Each member of the SET is also

accountable to the CEO for identifying,

assessing, measuring, controlling, monitoring,

and reporting on the
effectiveness and risks of their business segment

or corporate function’s strategies.
The CEO, members of the SET, and other senior executives report to the Board on the implementation of the Bank’s strategies, identifying

related risks and
explaining how they are managed.
The ERMC oversees the identification and

monitoring of significant and emerging risks

related to the Bank’s strategies so that

mitigating actions are taken where
appropriate.

HOW TD MANAGES STRATEGIC RISK
The Bank’s enterprise-wide strategies and operating

performance, and those of significant business

segments and corporate functions, are assessed

regularly by
the CEO and members of the SET through

an integrated financial and strategic planning

process, as well as operating results reviews.
The Bank’s RAS establishes strategic risk limits at

the enterprise and business segment

levels. Limits include qualitative and quantitative

assessments and are
established to monitor and control business

concentrations, strategic disruption, and

E&S risks.
The Bank’s annual integrated planning process establishes

plans at the enterprise and segment levels.

The plans incorporate market trends, TD’s relative
performance, long-

and short-term strategies, target

metrics, key risks / mitigants, and alignment

with the Bank’s enterprise strategy and risk appetite.
Operating results are reviewed periodically during

the year to monitor segment / function

performance against the integrated financial

and strategic plan. These
reviews include an evaluation of long-term

strategy and short-term strategic priorities, including

the operating environment, relative performance

and competitive
positioning assessments, initiative execution

status, and key risks / mitigants. The frequency

of operating results reviews depends

on the risk profile and size of the
business segment or corporate function.
The Bank’s strategic risk and adherence to its

risk appetite is reviewed by the ERMC in

the normal course, as well as by the Board.

Additionally, material
acquisitions are assessed for their fit with

the Bank’s strategy and risk appetite in accordance

with the Bank’s Due Diligence Policy. This assessment is reviewed by the SET and Board as part of the decision

process.
The shaded areas of this MD&A represent

a discussion on risk management policies

and procedures relating to credit, market,

and liquidity risks as required under
IFRS 7, Financial Instruments: Disclosures
, which permits these specific disclosures

to be included in the MD&A. Therefore,

the shaded areas which include Credit
Risk, Market Risk, and Liquidity Risk, form an

integral part of the audited Consolidated

Financial Statements for the years ended October

31, 2024 and
October 31, 2023.
The Basel Framework
The objective of the Basel Framework is to improve the

consistency of capital requirements internationally

and establish minimum regulatory capital

standards
which adequately capture risks. The

Basel Framework sets different risk-sensitive

approaches for calculating credit, market,

and operational RWA.
Credit Risk
Credit risk is the risk of loss if a borrower or

counterparty in a transaction fails to meet

its agreed payment obligations.
Credit risk is one of the most significant and

pervasive risks in banking. Every loan,

extension of credit, or transaction that involves

the transfer of payments
between the Bank and other parties or financial

institutions exposes the Bank to some

degree of credit risk.

The Bank’s primary objective is to be methodical

in its credit risk assessment so that the

Bank can understand, select, and manage

its exposures to reduce
significant fluctuations in earnings.

The Bank’s strategy is to include central oversight of

credit risk in each business, and reinforce

a culture of transparency, accountability, independence, and balance.
WHO MANAGES CREDIT RISK

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 77
The responsibility for credit risk management

is enterprise-wide.
To
reinforce ownership of credit risk, credit risk

control functions are integrated into each
business, but also report to Risk Management.
Each business segment’s credit risk control unit is

responsible for its credit decisions and

must comply with established policies, exposure

guidelines, credit
approval limits, and policy/limit exception procedures.

It must also adhere to established enterprise-wide

standards of credit assessment and obtain

Risk
Management’s approval for credit decisions beyond its

discretionary authority.
Risk Management is accountable for oversight

of credit risk by developing policies that

govern and control portfolio risks, and approval

of product-specific
policies, as required.
The Risk Committee oversees the management

of credit risk and annually approves

certain significant credit risk policies.
HOW TD MANAGES CREDIT RISK
The Bank’s Credit Risk Management Framework

outlines the internal risk and control

structure to manage credit risk and includes

risk appetite, policies,
processes, limits and governance. The Credit

Risk Management Framework is maintained by

Risk Management and supports alignment

with the Bank’s risk
appetite for credit risk.
Credit risk policies and credit decision-making

strategies, as well as the discretionary limits

of officers throughout the Bank for extending lines

of credit are
centrally approved by Risk Management,

and the Board where applicable.

Limits are established to monitor and control

country, industry, product, geographic, and group exposure risks in the portfolios in accordance with enterprise-
wide policies.
In the Bank’s Retail businesses, the Bank uses established

underwriting guidelines (which include

collateral and loan-to-value requirements)

along with
approved scoring techniques and standards

in extending, monitoring, and reporting

personal credit. Credit scores and decision

strategies are used in the
origination and ongoing management of new

and existing retail credit exposures. Scoring

models and decision strategies utilize a

combination of borrower
attributes, including, but not limited to, income,

employment status, existing loan exposure

and performance, and size of total bank

relationship, as well as external
data such as credit bureau information, to determine

the amount of credit the Bank is prepared to extend

to retail customers and to estimate future

credit
performance. Established policies and procedures

are in place to govern the use, and

monitor and assess the performance of scoring

models and decision
strategies to align with expected performance

results. Retail credit exposures approved

within the credit centres are subject to ongoing

Retail Risk Management
review to assess the effectiveness of credit decisions

and risk controls, as well as to identify

emerging or systemic issues and trends.

Material policy exceptions
are tracked and reported and larger dollar exposures

and material exceptions to policy are

escalated to Retail Risk Management.
The Bank’s Commercial Banking and Wholesale Banking

businesses use credit risk models and policies

to establish borrower and facility risk

ratings (BRR and
FRR), quantify and monitor the level of risk,

and to aid in the Bank’s effective management of risk.

Risk ratings are also used to determine

the amount of credit
exposure the Bank is willing to extend

to a particular borrower. Management processes are used

to monitor country, industry, and borrower or counterparty risk ratings, which include daily, monthly, quarterly, and annual review requirements for credit exposures. The key parameters used in the Bank’s credit risk models

are
monitored on an ongoing basis.
Unanticipated economic or political changes

in a foreign country could affect cross-border payments

for goods and services, loans, dividends,

and trade-related
finance, as well as repatriation of the Bank’s capital

in that country. The Bank currently has credit exposure in

a number of countries, with the majority of the
exposure in North America. The Bank measures

country risk using approved risk rating models

and qualitative factors that are also used

to establish country
exposure limits covering all aspects of credit

exposure across all businesses. Country risk

ratings are managed on an ongoing

basis and are subject to a detailed
review at least annually.
As part of the Bank’s credit risk strategy, the Bank sets limits on the amount of credit it is prepared to extend

to specific industry sectors. The Bank

monitors its
concentration to any given industry to provide

for a diversified loan portfolio and to reduce

the risk of undue concentration. The Bank

manages this risk using limits
based on an internal risk rating methodology

that considers relevant factors.

The Bank assigns a maximum exposure

limit or a concentration limit to each

major
industry segment which is a percentage of its

total wholesale and commercial private sector

exposure.
The Bank may also set limits on the amount

of credit it is prepared to extend to a particular

entity or group of entities, also referred

to as “entity risk”. All entity
risk is approved by the appropriate decision-making

authority using limits based on the entity’s BRR.

This exposure is monitored on a regular basis.
To
determine the potential loss that could be incurred

under a range of adverse scenarios, the

Bank subjects its credit portfolios to stress

tests. Stress tests
assess vulnerability of the portfolios to

the effects of severe but plausible situations, such as

an economic downturn or a material market

disruption.
Credit Risk and the Basel Framework
The Bank uses the Basel IRB to calculate

credit risk RWA for all material portfolios. Based on exposure class, in accordance with the OSFI CAR

guidelines, either
a foundation approach (Foundation Internal

Ratings-Based (FIRB))

or advanced approach (Advanced

Internal Ratings-Based (AIRB))

is applied.
The following risk parameters are used in

credit risk RWA calculations and may be subject to prescribed floors in some cases:
●

Probability of default (PD) – the likelihood

that the borrower will not be able to meet

its scheduled repayments within a one-year

time horizon.
●

Loss given default (LGD) – the amount

of loss the Bank would likely incur when a

borrower defaults on a loan, which is

expressed as a percentage of exposure
at default (EAD).
●

EAD – the total amount of the Bank’s exposure at

the time of default, including certain off-balance

sheet items.

The FIRB approach primarily uses internally

derived PD, while other components such

as LGD and EAD are prescribed. The

AIRB approach uses internally
derived PD, LGD, and EAD.
To
continue to qualify to use the IRB approaches

for credit risk, the Bank must meet the ongoing

conditions and requirements established by OSFI

and the Basel
Framework. The Bank regularly assesses its

compliance with these requirements.
Credit Risk Exposures Subject to the

IRB Approaches
Banks that adopt the IRB approaches to

credit risk must report credit risk exposures by

counterparty type, each having different underlying

risk characteristics.
These counterparty types may differ from the

presentation in the Bank’s 2024

Consolidated Financial Statements.

The Bank’s credit risk exposures are divided into
two main portfolios, retail and non-retail.
Retail Exposures
In the retail portfolio, including individuals and

small businesses, the Bank manages exposures

on a pooled basis, using predictive credit

scoring techniques. There
are three sub-types of retail exposures: residential

secured (for example, mortgages and

HELOCs), qualifying revolving retail (for

example, credit cards, unsecured
lines of credit, and overdraft protection products),

and other retail (for example, personal loans,

including secured automobile loans, student

lines of credit, and
small business banking credit products).

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 78
The Bank calculates RWA for its retail exposures using the

AIRB approach. All retail PD, LGD, and

EAD parameter models are based on the

internal default
and loss performance history for each of

the three retail exposure sub-types. These parameters

are also used in the calculation of regulatory

capital, economic
capital, and allowance for credit losses.
Account-level PD, LGD, and EAD models are

built for each product portfolio and calibrated

based on the observed account-level default

and loss performance
for the portfolio.

Consistent with the AIRB approach, the Bank

defines default for exposures as delinquency

of 90 days or more for the majority

of retail credit portfolios. LGD
estimates used in the RWA calculations reflect economic losses,

such as direct and indirect costs as well as

any appropriate discount to account

for time between
default and ultimate recovery. EAD estimates reflect the historically observed utilization of credit limits at default.

PD, LGD, and EAD models are calibrated

using
established statistical methods, such as logistic

and linear regression techniques. Predictive

attributes in the models may include account

attributes, such as loan
size, interest rate, and collateral, where

applicable; an account’s previous history and

current status; an account’s age on book; a customer’s

credit bureau
attributes; a customer’s other holdings

with the Bank; and macroeconomic inputs,

such as unemployment rate. For secured

products such as residential
mortgages, property characteristics, loan-to-value

ratios, and a customer’s equity in

the property, play a significant role in PD as well as in LGD models.

All risk parameter estimates are updated

on a quarterly basis based on the refreshed

model inputs. Parameter estimation is fully automated

based on approved
formulas and is not subject to manual overrides.

Exposures are then assigned to pre-defined

PD segments based on their estimated long-run

average one-year PD.

The predictive power of the Bank’s retail credit

models is assessed against the most recently

available one-year default and loss performance

on a quarterly basis.
All models are also subject

to a comprehensive independent validation as

outlined in the “Model Risk Management”

section of this disclosure.
Long-run PD estimates are generated by

including key economic indicators, such as

interest rates and unemployment rates, and

using their long-run average
over the credit cycle to estimate PD.

LGD estimates are required to reflect a downturn

scenario. Downturn LGD estimates are generated

by using macroeconomic inputs, such

as changes in
housing prices and unemployment rates

expected in an appropriately severe downturn

scenario.

For unsecured products, downturn LGD estimates

reflect the observed lower recoveries

for exposures defaulted during the 2008

to 2009 recession. For
products secured by residential real estate,

such as mortgages and HELOCs,

downturn LGD reflects the potential impact

of a severe housing downturn. EAD
estimates similarly reflect a downturn scenario.
The following table maps PD ranges

to risk levels:
Risk assessment
PD Segment PD Range
Low Risk 1 0.00 to 0.15%
Normal Risk 2 0.16 to 0.41
3 0.42 to 1.10
Medium Risk 4 1.11 to 2.93
5 2.94 to 4.74
High Risk 6 4.75 to 7.59
7 7.60 to 18.24
8 18.25 to 99.99
Default 9 100.00
Non-Retail Exposures
In the non-retail portfolio, the Bank manages

exposures on an individual borrower basis, using

industry and sector-specific credit risk

models, and expert judgment.
The Bank has categorized non-retail credit risk

exposures according to the following

Basel counterparty types: corporate, including

wholesale and commercial
customers, sovereign, and bank. Under the

IRB approaches, CMHC-insured mortgages

are considered sovereign risk and are

therefore classified as non-retail.

The Bank evaluates credit risk for non-retail

exposures by using both a BRR and

FRR. The Bank uses this system for all corporate,

sovereign, and bank
exposures. The Bank determines the risk

ratings using industry and sector-specific

credit risk models that are based on

internal historical data. In Canada, for both
the wholesale and commercial lending portfolios,

credit risk models are calibrated based on internal

data beginning in 1994. In the U.S.,

credit risk models are
calibrated based on internal data beginning in

2007. All borrowers and

facilities are assigned an internal risk rating

that must be reviewed at least once each

year.
External data such as rating agency default rates

or loss databases are used to benchmark

the parameters.

Internal risk ratings (BRR and FRR) are key

to portfolio monitoring and management,

and are used to set exposure limits and loan

pricing. Internal risk ratings
are also used in the calculation of regulatory

capital, economic capital, and allowance

for credit losses.

Borrower Risk Rating and PD
Each borrower is assigned a BRR that

reflects the PD of the borrower using proprietary

models and expert judgment. In assessing

borrower risk, the Bank reviews
the borrower’s competitive position,

financial performance, economic, and industry

trends, management quality, and access to funds. Under the IRB approaches,
borrowers are grouped into BRR grades

where a PD is calibrated for each BRR grade.

Use of projections for model implied risk ratings

is not permitted and BRRs
may not incorporate a projected reversal,

stabilization of negative trends, or the acceleration

of existing positive trends. Historic financial results

can however be
sensitized to account for events that have occurred,

or are about to occur, such as additional debt incurred

by a borrower since the date of the last

set of financial
statements. In conducting an assessment

of the BRR, all relevant and material information

must be taken into account and the information

being used must be
current. Quantitative rating models are used

to rank the expected through-the-cycle PD, and

these models are segmented into categories

based on industry and
borrower size. The quantitative model output

can be modified in some cases by expert judgment,

as prescribed within the Bank’s credit policies.
To
calibrate PDs for each BRR band, the Bank

computes yearly transition matrices based

on annual cohorts and then estimates the average

annual PD for each
BRR. The PD is set at the average estimation

level plus an appropriate adjustment to

cover statistical and model uncertainty. The calibration process for PD is a
through-the-cycle approach. TD’s 21-point BRR

scale broadly aligns to external ratings as follows:

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 79
Description Rating category Standard & Poor’s Moody’s Investor Services
Investment grade 0 to 1C AAA to AA- Aaa to Aa3
2A to 2C A+ to A- A1 to A3
3A to 3C BBB+ to BBB- Baa1 to Baa3
Non-investment grade 4A to 4C BB+ to BB- Ba1 to Ba3
5A to 5C B+ to B- B1 to B3
Watch and classified 6 to 8 CCC+ to CC and below Caa1 to Ca and below
Impaired/default 9A to 9B Default Default
Facility Risk Rating and LGD
The FRR maps to LGD, with different models used

based on industry and obligor size, and

takes into account facility-specific characteristics

such as collateral,
seniority ranking of debt, loan structure,

and borrower enterprise value.
Average LGD and the statistical uncertainty of LGD

are estimated for each FRR grade. In some

FRR models, the scarcity of historical default

events requires
the model to output a rank-ordering which

is then mapped through expert judgment

to the quantitative LGD scale.

Under the FIRB approach, LGDs are prescribed

whereas the AIRB approach stipulates the use

of downturn LGD, where the downturn period,

as determined by
internal and/or external experience, suggests

higher than average loss rates or lower

than average recovery.
To reflect this, calibrated LGDs take into account
both the statistical estimation uncertainty and

the higher than average LGDs experienced

during downturn periods.
Exposure at Default

The Bank calculates non-retail EAD by first

measuring the drawn amount of a facility and

then adding a potential increased utilization

at default from the undrawn
portion, if any. Usage Given Default (UGD) is measured as the percentage of undrawn exposure that would be expected

to be drawn by a borrower defaulting in
the next year, in addition to the amount that already has been drawn by the borrower. In the absence of credit mitigation effects or other details, the EAD is set at
the drawn amount plus (estimated UGD

x undrawn) for AIRB exposure, or (prescribed

UGD x undrawn) for FIRB exposures.
BRR and drawn ratio up to one-year prior

to default are predictors for UGD under the AIRB

approach.

Consequently, the UGD estimates are calibrated by BRR
and drawn ratio, the latter representing

the ratio of the drawn to authorized amounts.

Historical UGD experience is studied for any downturn

impacts, similar to the LGD downturn analysis.

The Bank has not found downturn UGD

to be significantly
different from average UGD, therefore the UGDs under

AIRB are set at the average calibrated

level, by drawn ratio and/or BRR, plus

an appropriate adjustment for
statistical and model uncertainty.
UGDs under the FIRB approach are prescribed

for relevant exposure classes.
Credit Risk Exposures Subject to the Standardized

Approach (SA)
Currently the SA to credit risk is used

for new portfolios, which are in the process of

transitioning to IRB approaches, or exempted portfolios

which are either
immaterial or expected to wind down. The

Bank primarily applies SA to certain segments

within both the Retail and Non-retail portfolios.

Under the SA, the
exposure amounts are multiplied by risk

weights prescribed by OSFI, based on the

OSFI Capital Adequacy Requirements

(CAR) guidelines, to determine RWA.
These risk weights are assigned according

to certain factors including counterparty type,

product type, and the nature/extent of

credit risk mitigation. The Bank
uses external credit ratings, including Moody’s and S&P

to determine the appropriate risk weight

for its exposures to sovereigns and central

banks, public sector
entities (PSEs), banks (regulated DTIs and

securities firms), and corporates. The Bank

applies SA to certain retail portfolios, including

Real Estate Secured
Lending (RESL), where the assigned risk

weight is primarily based on the exposure’s Loan-to-Value ratio and whether the exposure is categorized as income
producing or general.
Lower risk weights apply where approved

credit risk mitigants exist. For off-balance sheet

exposures, specified credit conversion

factors are used to convert the
notional amount of the exposure into a credit

equivalent amount.
Derivative Exposures
Credit risk on derivative financial instruments,

also known as counterparty credit risk,

is the risk of a financial loss occurring as a result

of the failure of a
counterparty to meet its obligation to the Bank.

Derivative-related credit risks are subject to

the same credit approval standards that

the Bank uses for assessing
loans. These standards include evaluating

the creditworthiness of counterparties,

measuring and monitoring exposures, including

wrong-way risk exposures, and
managing the size, diversification, and

maturity structure of the portfolios.
The Bank uses various qualitative and quantitative

methods to measure and manage counterparty

credit risk. These include statistical methods

to measure the
current and future potential risk, as well as

ongoing stress testing to identify and quantify

exposure under a range of adverse scenarios.

The Bank establishes
various limits to manage business volumes

and concentrations. Risk Management

independently measures and monitors

counterparty credit risk relative to
established credit policies and limits. As

part of the credit risk monitoring process,

management periodically reviews all exposures,

including exposures resulting
from derivative financial instruments to higher

risk counterparties, and to assess the

valuation of underlying financial instruments and

the impact evolving market
conditions may have on the Bank.
There are two types of wrong-way risk exposures,

namely general and specific. General

wrong-way risk arises when the PD of the

counterparties moves in the
same direction as a given market risk factor. Specific wrong-way risk arises when the exposure to a particular

counterparty moves in the same direction as

the PD
of the counterparty due to the nature of

the transactions entered into with that counterparty. These exposures require specific approval within the credit approval
process. The Bank measures and manages

specific wrong-way risk exposures in the

same manner as direct loan obligations

and controls them by way of
approved credit facility limits.
The Bank uses the standardized approach

for counterparty credit risk to calculate

the EAD amount, which is defined by OSFI as

a multiple of the summation of
replacement cost and potential future exposure,

to estimate the risk and determine regulatory

capital requirements

for derivative exposures.
Credit Valuation Adjustment Risk
The Bank maintains policies and procedures

that govern the valuation and hedging of

Credit Valuation Adjustment (CVA) risk. These policies, procedures and associated results are regularly reviewed and

approved by senior management. While

CVA risk, capital and hedging is managed and owned by a

dedicated
business function, the independent Risk

Management function oversees the process,

including the effectiveness of hedges, reporting

and monitoring for
compliance to policies and frameworks and

adherence to risk appetite. Quantitative

models used for CVA risk and CVA capital comply with TD’s Model Risk
Management Framework.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 80
Validation of the Credit Risk Rating System
Credit risk rating systems and methodologies

are independently validated on a regular

basis to verify that they remain accurate predictors

of risk. The validation
process includes the following considerations:
–
●

Risk parameter estimates – PDs, LGDs, and

EADs are reviewed and updated against actual

loss experience to verify that estimates

continue to be reasonable
predictors of potential loss.
●

Model performance – Estimates continue

to be discriminatory, stable, and predictive.
●

Data quality – Data used in the risk rating

system is accurate, appropriate, and sufficient.
●

Assumptions – Key assumptions underlying

the development of the model remain

valid for the current portfolio and environment.
Risk Management verifies that the credit

risk rating system complies with the Bank’s

Model Risk Policy. At least annually, the Risk Committee is informed of the performance of the credit risk rating system.

The Risk Committee must approve any material

changes to the Bank’s credit risk rating system.
Credit Risk Mitigation

The techniques the Bank uses to reduce or

mitigate credit risk include written policies

and procedures to value and manage financial

and non-financial security
(collateral) and to review and negotiate netting

agreements. The amount and type of

collateral, and other credit risk mitigation

techniques required, are based on
the Bank’s own assessment of the borrower’s

or counterparty’s credit quality and capacity

to pay.
In the Retail and Commercial banking businesses,

security for loans is primarily non-financial

and includes residential real estate, real

estate under
development, commercial real estate, automobiles,

and other business assets, such as accounts

receivable, inventory, and fixed assets. In the Wholesale Banking business, a large portion of loans are

to investment grade borrowers where no security

is pledged. Non-investment grade borrowers

typically pledge business
assets in the same manner as commercial

borrowers. Common standards across the Bank

are used to value collateral, determine

frequency of recalculation, and
to document, register, perfect, and monitor collateral.
The Bank mitigates derivative counterparty

exposure using mitigation strategies

that include master netting agreements,

collateral pledging, and central clearing
houses. Master netting agreements allow

the Bank to offset and arrive at a net obligation

amount, whereas collateral agreements allow

the Bank to secure the
Bank’s exposure. Security for derivative exposures

is primarily financial and includes

cash and negotiable securities issued by highly

rated governments and
investment grade issuers. Central clearing houses

further reduce bilateral credit risk by taking

the opposite position to each trade.

In all but exceptional situations, the Bank

secures collateral by taking possession and

controlling it in a jurisdiction where it can legally

enforce its collateral
rights. In exceptional situations and when demanded

by the Bank’s counterparty, the Bank holds or pledges collateral with an acceptable third-party custodian.

The
Bank documents all such third party arrangements

with industry standard agreements.
Occasionally, the Bank may take guarantees to reduce the risk in credit exposures. For credit risk exposures subject

to the IRB approaches, the Bank only
recognizes irrevocable guarantees for

Commercial Banking and Wholesale Banking

credit exposures that are provided by entities

with a better risk rating than that
of the borrower or counterparty to the

transaction.
The Bank makes use of credit derivatives

to mitigate credit risk. The credit, legal, and

other risks associated with these transactions

are controlled through well-
established procedures. The Bank’s policy is

to enter into these transactions with investment

grade financial institutions and transact

on a collateralized basis.
Credit risk to these counterparties is managed

through the same approval, limit, and monitoring

processes the Bank uses for all counterparties

for which it has
credit exposure.
The Bank uses appraisals as well as valuations

via automated valuation models (AVMs) to support property values when adjudicating loans collateralized by
residential property. AVMs are computer-based tools used to estimate or validate the market value of residential property and uses

market comparables and price
trends for local market areas. The primary

risk associated with the use of these tools

is that the value of an individual property

may vary significantly from the
average for the market area. The Bank has

specific risk management guidelines addressing

the circumstances when they may be used,

and processes to
periodically validate AVMs including obtaining third-party appraisals.
Gross Credit Risk Exposure
Gross credit risk exposure, also referred

to as EAD, is the total amount the Bank is

exposed to at the time of default of a loan

and is measured before
counterparty-specific provisions or

write-offs. Gross credit risk exposure does not

reflect the effects of credit risk mitigation and

includes both on-balance sheet and
off-balance sheet exposures. On-balance sheet exposures

consist primarily of outstanding loans, non-trading

securities, derivatives, and certain other repo-style
transactions. Off-balance sheet exposures

consist primarily of undrawn commitments,

guarantees, and certain other repo-style

transactions.
Gross credit risk exposures for the two approaches

the Bank uses to measure credit risk are

included in the following table.

TABLE 42: GROSS CREDIT RISK EXPOSURES

Standardized and Internal Ratings-Based

(IRB) Approaches
1
(millions of Canadian dollars) As at
October 31, 2024 October 31, 2023
Standardized IRB Total Standardized IRB Total
Retail
Residential secured $ 4,163 $ 537,075 $ 541,238 $ 4,815 $ 515,152 $ 519,967
Qualifying revolving retail 866 172,203 173,069 810 169,183 169,993
Other retail 3,391 104,253 107,644 3,368 99,253 102,621
Total retail 8,420 813,531 821,951 8,993 783,588 792,581
Non-retail
Corporate 2,346 721,156 723,502 3,496 654,369 657,865
Sovereign 205 588,498 588,703 116 527,423 527,539
Bank 4,541 171,250 175,791 5,272 171,180 176,452
Total non-retail 7,092 1,480,904 1,487,996 8,884 1,352,972 1,361,856
Gross credit risk exposures $ 15,512 $ 2,294,435 $ 2,309,947 $ 17,877 $ 2,136,560 $ 2,154,437
1

Gross credit risk exposures represent EAD and are before the effects of credit risk mitigation. This table excludes securitization, equity, and other credit

RWA.
Other Credit Risk Exposures
Non-trading Equity Exposures
The Bank applies the standardized approach

to calculate RWA on non-trading equity exposures. Under

the standardized approach, a 250% risk

weight is applied
to equity holdings with the exception of speculative

unlisted equities that receive a 400% risk

weight. Equity exposures to sovereigns and

holdings made under
legislated programs

continue to follow the OSFI prescribed risk

weights of 0%, 20% or 100%.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 81
Securitization Exposures

The Bank applies risk weights to all securitization

exposures under the revised securitization

framework published by OSFI. The revised

securitization framework
includes a hierarchy of approaches to determine

capital treatment, and transactions that

meet the simple, transparent, and comparable

requirements that are
eligible for preferential capital treatment.
The Bank uses Internal Ratings-Based Approach

(SEC-IRBA) for qualified exposures.

Under SEC-IRBA, risk weights are determined

using a loss coverage
model that quantifies and monitors the level

of risk. The SEC-IRBA also considers

credit enhancements available for loss protection.
For externally rated exposures that do not

qualify for SEC-IRBA, the Bank uses an

External Ratings-Based Approach (SEC-ERBA).

Risk weights are assigned
to exposures using external ratings by external

rating agencies, including Moody’s and S&P. The SEC-ERBA also takes into account additional factors, including
the type of the rating (long-term or short-term),

maturity, and the seniority of the position.

For exposures that do not qualify for SEC-IRBA

or SEC-ERBA, and are held by an ABCP

issuing conduit, the Bank uses the

Internal Assessment Approach
(IAA).
Under the IAA, the Bank considers all relevant

risk factors in assessing the credit quality

of these exposures, including those published

by the Moody’s and S&P
rating agencies. The Bank also uses loss

coverage models and policies to quantify

and monitor the level of risk, and facilitate

its management. The Bank’s IAA
process includes an assessment of the extent

by which the enhancement available for loss

protection provides coverage of expected

losses. The levels of
stressed coverage the Bank requires for each

internal risk rating are consistent with the

rating agencies’ published stressed factor

requirements for their equivalent
external ratings by asset class. Under the

IAA, exposures are multiplied by OSFI prescribed

risk weights to calculate RWA for capital purposes.

For exposures that do not qualify for SEC-IRBA,

SEC-ERBA or the IAA, the Bank

uses the SA (SEC-SA). Under SEC-SA,

the primary factors that determine the
risk weights include the asset class of the underlying

loans, the seniority of the position, the level

of credit enhancements, and historical

delinquency rates.
Irrespective of the approach being used to

determine the risk weights, all exposures are

assigned an internal risk rating based on

the Bank’s assessment, which
must be reviewed at least annually. The ratings scale TD uses corresponds to the long-term ratings scales used by

the rating agencies.

The Bank’s internal rating process is subject

to all of the key elements and principles of

the Bank’s risk governance structure, and is managed

in the same way
as outlined in this “Credit Risk” section.

The Bank uses the results of the internal rating

in all aspects of its credit risk management,

including performance tracking, control mechanisms,

and
management reporting.
Market Risk
Trading Market Risk is the risk of loss from financial instruments held in trading portfolios due to adverse

movements in market factors. These market

factors
include interest rates, foreign exchange rates,

equity prices, commodity prices, credit

spreads, and their respective volatilities.
Non-Trading Market Risk is the risk of loss on the balance

sheet or volatility in earnings from non-trading

activities such as asset-liability management

or
investments, due to adverse movements

in market factors. These market factors

are predominantly interest rates, credit

spreads, foreign exchange rates and
equity prices.

The Bank is exposed to market risk in its

trading and investment portfolios, as well

as through its non-trading activities. The Bank

is an active participant in the
market through its trading and investment

portfolios, seeking to realize returns

for the Bank through careful management of its

positions and inventories. In the
Bank’s non-trading activities, it is exposed to

market risk through the everyday banking transactions

that the Bank executes with its customers.
The Bank complied with the Basel III

market risk requirements as at October 31, 2024,

using the Standardized Approach.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 82
MARKET RISK LINKAGE TO THE BALANCE SHEET
The following table provides a breakdown of

the Bank’s balance sheet into assets and liabilities

exposed to trading and non-trading market

risks. Market risk of
assets and liabilities included in the calculation

of VaR and other metrics used for regulatory market risk capital purposes is classified as trading market risk.

TABLE 43: MARKET RISK LINKAGE TO THE

BALANCE SHEET
(millions of Canadian dollars) As at
October 31, 2024 October 31, 2023
Non-trading market
Balance Trading Non-trading Balance Trading Non-trading risk – primary risk sheet market risk market risk Other sheet market risk market risk Other sensitivity
Assets subject to market risk
Interest-bearing deposits with banks $ 169,930 $ 1,601 $ 168,329 $ – $ 98,348 $ 327 $ 98,021 $ – Interest rate
Trading loans, securities, and other 175,770 174,232 1,538 – 152,090 151,011 1,079 – Interest rate
Non-trading financial assets at
fair value through profit or loss 5,869 – 5,869 – 7,340 – 7,340 –
Equity,

foreign exchange,

interest rate
Derivatives 78,061 70,636 7,425 – 87,382 81,526 5,856 –
Equity,

foreign exchange,

interest rate
Financial assets designated at
fair value through profit or loss 6,417 – 6,417 – 5,818 – 5,818 – Interest rate
Financial assets at fair value through
other comprehensive income 93,897 – 93,897 – 69,865 – 69,865 –
Equity,

foreign exchange,

interest rate
Debt securities at amortized cost,
net of allowance for credit losses 271,615 – 271,615 – 308,016 – 308,016 – Foreign exchange, interest rate
Securities purchased under
reverse repurchase agreements 208,217 10,488 197,729 – 204,333 9,649 194,684 – Interest rate
Loans, net of allowance for

loan losses 949,549 – 949,549 – 895,947 – 895,947 – Interest rate
Customers’ liability under
acceptances – – – – 17,569 – 17,569 – Interest rate
Investment in Schwab 9,024 – 9,024 – 8,907 – 8,907 – Equity
Other assets
1,2
2,230 – 2,230 – 1,956 – 1,956 – Interest rate
Assets not exposed to

market risk
91,172 – – 91,172 97,568 – – 97,568
Total Assets
2
$ 2,061,751 $ 256,957 $ 1,713,622 $ 91,172 $ 1,955,139 $ 242,513 $ 1,615,058 $ 97,568
Liabilities subject to market risk
Trading deposits $ 30,412 $ 26,827 $ 3,585 $ – $ 30,980 $ 27,059 $ 3,921 $ – Equity, interest rate
Derivatives 68,368 66,976 1,392 – 71,640 70,382 1,258 – Equity,
foreign exchange,
interest rate
Securitization liabilities at fair value 20,319 20,319 – – 14,422 14,422 – – Interest rate
Financial liabilities designated at

fair value through profit or loss 207,914 2 207,912 – 192,130 2 192,128 – Interest rate
Deposits 1,268,680 – 1,268,680 – 1,198,190 – 1,198,190 – Interest rate, foreign exchange
Acceptances – – – – 17,569 – 17,569 – Interest rate
Obligations related to securities
sold short 39,515 37,812 1,703 – 44,661 43,993 668 – Interest rate
Obligations related to securities sold
under repurchase agreements 201,900 13,540 188,360 – 166,854 12,641 154,213 – Interest rate
Securitization liabilities at amortized
cost 12,365 – 12,365 – 12,710 – 12,710 – Interest rate
Subordinated notes and debentures 11,473 – 11,473 – 9,620 – 9,620 – Interest rate
Other liabilities
1,2
34,066 – 34,066 – 27,062 – 27,062 – Equity, interest rate
Liabilities and Equity not

exposed to market risk
2
166,739 – – 166,739 169,301 – – 169,301
Total Liabilities and Equity
2
$ 2,061,751 $ 165,476 $ 1,729,536 $ 166,739 $ 1,955,139 $ 168,499 $ 1,617,339 $ 169,301
1

Relates to retirement benefits, insurance, and structured entity liabilities.
2

Balances as at October 31, 2023 have been restated for the adoption of IFRS 17. Refer to Note 4 of the Bank’s

2024 Consolidated Financial Statements for further details.
MARKET RISK IN TRADING ACTIVITIES
The overall objective of the Bank’s trading businesses

is to provide wholesale banking services,

including facilitation and liquidity, to clients of the Bank. The Bank must take on risk in order to provide effective

service in markets where its clients trade.

In particular, the Bank needs to hold inventory, act as principal to facilitate client transactions, and underwrite new issues.

The Bank also trades in order to have in-depth

knowledge of market conditions to provide

the most efficient and
effective pricing and service to clients,

while balancing the risks inherent in its dealing

activities.
WHO MANAGES MARKET RISK IN TRADING

ACTIVITIES
Primary responsibility for managing market

risk in trading activities lies with Wholesale

Banking,

with oversight from Market Risk Control

within Risk Management.
The Market Risk Control Committee meets

regularly to review the market risk profile

and trading results of the Bank’s trading businesses.

The committee is
chaired by the Vice President, Head of Market Risk,

and includes Wholesale Banking senior

management.
There were no significant reclassifications

between trading and non-trading books during

the year ended October 31, 2024.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 83
HOW TD MANAGES MARKET RISK IN TRADING

ACTIVITIES
Market risk plays a key part in the assessment

of trading business strategies. The process

for the Bank to launch new trading initiatives,

or expand existing ones,
involves an assessment of risk with respect

to the Bank’s risk appetite and business expertise

and an assessment of the appropriate infrastructure

required to
monitor, control, and manage the risk. The Trading Market Risk Framework outlines the management of trading market

risk and incorporates risk appetite, risk
governance structures, risk identification, risk

measurement, and risk control. The Trading Market

Risk Framework is maintained by Risk

Management and
supports alignment with the Bank’s risk appetite

for trading market risk.
Processes are in place to classify positions

as either trading book or banking book for

the purpose of calculating regulatory capital, per

OSFI CAR Guidelines.
Policies define the governance and monitoring

requirements of internal risk transfers.
Trading Limits
The Bank sets trading limits that are

consistent with the approved business strategy

for each business and its tolerance for the

associated market risk, aligned to
its market risk appetite. In setting limits, the

Bank takes

into account market volatility, market liquidity, organizational experience,

and business strategy. Limits are
prescribed at the Wholesale Banking level in

aggregate, as well as at more granular

levels.
The core market risk limits are based on

the key risk drivers in the business and includes

notional, credit spread, yield curve

shift, price, and volatility limits.

Another primary measure of trading limits is

VaR,

which the Bank uses to monitor and

control overall risk levels. VaR measures the adverse impact that
potential changes in market rates and prices

could have on the value of a portfolio over a

specified period of time.
At the end of each day, risk positions are compared with risk limits,

and any excesses are reported in accordance

with established market risk policies and
procedures.
Calculating VaR
The Bank computes total VaR on a daily basis by combining the General

Market Risk (GMR) and Idiosyncratic Debt

Specific Risk (IDSR) associated with the
Bank’s trading positions.
GMR is determined by creating a distribution

of potential changes to the market value of

the current portfolio using historical simulation.

The Bank values the
current portfolio using the market price and rate

changes of the most recent 259 trading days

for equity, interest rate, foreign exchange, credit, and commodity products. GMR is computed as the threshold

level that portfolio losses are not expected

to exceed more than one out of every 100 trading

days. A one-day holding
period is used for GMR calculation.
IDSR measures idiosyncratic (single-name) credit

spread risk

for credit exposures in the trading portfolio

using Monte Carlo simulation. The IDSR

model is
based on the historical behaviour of five-year idiosyncratic credit spreads. Similar to GMR, IDSR is

computed as the threshold level that portfolio

losses are not
expected to exceed more than one out of every

100 trading days. IDSR is measured

for a ten-day holding period.
The following graph discloses daily one-day

VaR usage and trading net revenue, reported on a TEB,

within Wholesale Banking. Trading net revenue includes
trading income and net interest income related

to positions within the Bank’s market risk capital

trading books. For the year ending October 31,

2024, there
were 12 days of trading losses and trading

net revenue was positive for 95% of the trading

days, reflecting normal trading activity. Losses in the year did not
exceed VaR on any trading day.
VaR is a valuable risk measure but it should be used in the

context of its limitations, for example:
●

VaR uses historical data to estimate future events, which limits its forecasting abilities;
●

it does not provide information on losses beyond

the selected confidence level; and
●

it assumes that all positions can be liquidated

during the holding period used for VaR calculation.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 84
The Bank continuously improves its VaR methodologies and incorporates new risk measures in line with market

conventions, industry practices, and regulatory
requirements.

To mitigate some of the shortcomings of VaR, the Bank uses additional metrics designed for risk management.

This include Stress Testing as well as
sensitivities to various market risk factors.
The following table presents the end of year, average, high,

and low usage of TD’s portfolio metrics.

TABLE 44: PORTFOLIO MARKET RISK

MEASURES
(millions of Canadian dollars) 2024 2023
As at Average High Low As at Average High Low
Interest rate risk $ 8.4 $ 16.8 $ 27.7 $ 5.1 $ 21.1 $ 24.9 $ 44.2 $ 12.2
Credit spread risk 25.1 30.0 40.5 18.9 31.5 31.6 41.9 22.5
Equity risk 7.7 7.8 12.0 5.2 6.0 9.4 15.8 5.7
Foreign exchange risk 5.2 2.9 7.8 1.2 2.1 3.5 9.7 1.0
Commodity risk 6.0 4.5 11.5 2.2 2.9 4.8 11.7 2.3
Idiosyncratic debt specific risk 18.2 20.3 29.7 13.8 28.4 33.2 57.2 20.3
Diversification effect
1
(45.0) (50.8) n/m
2
n/m (57.4) (62.6) n/m n/m
Total Value-at-Risk (one-day) 25.6 31.5 44.9 21.8 34.6 44.8 69.6 30.1
1

The aggregate VaR is less than the sum of the VaR

of the different risk types due to risk offsets resulting from portfolio diversification.
2

Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
Market volatility subsided across most asset

classes in 2024, with slowing inflation and interest

rates cuts, however concerns still

persist related to ongoing
geopolitical tensions.
The Bank has managed market risk by

maintaining stable risk exposures, with daily VaR remaining within approved limits during the year.
Average VaR decreased year-over-year due to changes in interest rate and fixed income positions, coupled

with narrowing credit spreads.
Validation of VaR Model

The Bank uses a back-testing process

to compare the actual profits

and losses to VaR to review their consistency with the

statistical results of the VaR model.
Stress Testing
The Bank’s trading business is subject to an overall global

stress test limit. In addition, global businesses

have stress test limits, and each broad risk

class has an
overall stress test threshold. Stress scenarios

are designed to model extreme economic events,

replicate worst-case historical experiences,

or introduce severe,
but plausible,

hypothetical changes in key market risk

factors. The stress testing program includes

scenarios developed using actual historical

market data during
periods of market disruption, in addition

to hypothetical scenarios developed by

Risk Management. Stress tests

are produced and reviewed regularly.

The events
the Bank has modelled include the 1987 equity

market crash, the 1998 Russian debt default

crisis, the aftermath of September 11, 2001, the 2007 ABCP crisis, the credit crisis of Fall 2008,

the Brexit referendum of June 2016, and

the COVID-19 pandemic of 2020.

MARKET RISK IN OTHER WHOLESALE

BANKING ACTIVITIES
The Bank is also exposed to market risk arising

from its investment portfolio and other non-trading

portfolios.

Risk Management reviews and approves

policies and
procedures, which are established to

monitor, measure, and mitigate these risks.
Structural (Non-Trading) Market Risk
Structural (Non-Trading) Market Risk generally arises from traditional banking activities, such as personal and

commercial banking products (loans and deposits),
as well as related funding, investments and

HQLA. It does not include market risk

from TD’s Wholesale Banking or Insurance businesses.

Structural market risks
primarily include interest rate risk and

foreign exchange risk.
WHO MANAGES STRUCTURAL (NON-TRADING)

MARKET RISK
The TBSM group measures and manages the

market risks of non-trading banking activities

outside of TD’s Wholesale Banking and Insurance

businesses, with
oversight from the ALCO. The Market

Risk Control function provides independent

oversight, governance, and control of these

market risks. The Risk Committee
reviews and approves key non-trading

market risk policies and monitors the Bank’s positions

and compliance with these policies

through regular reporting and
updates from senior management.
HOW TD MANAGES STRUCTURAL (NON-TRADING)

MARKET RISK
Non-trading interest rate risk, if not managed,

has the potential to increase earnings

volatility and generate losses without contributing

long term expected value.
To
manage this risk, the Bank’s non-trading asset and

liability profile is managed in accordance

with a target and series of limits to control

the impact of interest
rate changes on the Bank’s NII,
while maintaining the Bank’s economic value sensitivity

within risk appetite.

Managing Structural Interest Rate Risk
Interest rate risk is the impact that changes

in interest rates could have on the Bank’s margins,

earnings, and economic value. Interest rate

risk management is
designed to generate stable and predictable

earnings over time. The Bank has adopted

a disciplined hedging approach to manage

the net interest income from its
asset and liability positions. Key aspects of

this approach are:
●

Evaluating and managing the impact of rising

or falling interest rates on net interest income

and economic value, and developing strategies

to manage overall
sensitivity to rates across varying interest

rate scenarios;
●

Modelling the expected impact of customer

behaviour on TD’s products (e.g., how actively

customers exercise embedded options,

such as prepaying a loan or
redeeming a deposit before its maturity date);

●

Assigning target-modelled maturity profiles

for non-maturity assets, liabilities, and equity;
●

Measuring the margins of TD’s banking products

on a fully-hedged basis, including the impact

of financial options that are granted

to customers; and

●

Developing and implementing strategies

to stabilize net interest income from all retail and

commercial banking products.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 85
The Bank is exposed to the interest rate risk

from “mismatched positions”

which occur when asset and liability principal

and interest cash flows have different
repricing or maturity dates. The Bank measures

this risk based on an assessment of:

contractual cash flows, product-embedded

optionality, customer behaviour
expectations and the modelled maturity

profiles for non-maturity products.
To
manage this risk, the Bank primarily uses

financial derivatives, wholesale
investments and funding instruments.

The Bank also measures its exposure

to non-maturity liabilities, such as core deposits,

by assessing interest rate elasticity and balance

permanence using
historical data and business judgment. Fluctuations

of non-maturity deposits can occur due

to factors such as interest rate and equity

market movements, and
changes to customer liquidity preferences.

Banking product optionality, whether from freestanding options such as mortgage rate commitments or options

embedded within loans and deposits, expose

the
Bank to significant financial risk. To manage these exposures, the Bank purchases options or uses a dynamic hedging

process designed to replicate the payoff of
a purchased option.
● Rate Commitments
: The Bank measures its exposure from

freestanding mortgage rate commitment

options using an expected funding profile based

on
historical experience. Customers’ propensity

to fund, and their preference for fixed or

floating rate mortgage products, is influenced

by factors such as market
mortgage rates, house prices, and seasonality.
●
Asset Prepayment and other Embedded

Options
: The Bank models its exposure to options

embedded in some of its products based on

analyses of
customer behaviour. Examples of modeled options are the right to prepay residential mortgage loans,

and the right to early redeem some

term deposit products.
For mortgages, econometric models are used

to model prepayments and the effects of prepayment

behaviour to the Bank. In general, mortgage

prepayments
are also affected by factors such as mortgage age,

house prices, and GDP growth. The combined

impacts from these parameters are also

assessed to
determine a core liquidation speed that is independent

of market incentives. A similar analysis is

undertaken for other products with embedded

optionality.
Structural Interest Rate Risk Measures
The primary measures for this risk are Economic

Value of Shareholders’ Equity (EVE) Sensitivity and Net Interest

Income Sensitivity (NIIS).
EVE Sensitivity measures the impact of a

specified interest rate shock to the net present

value of the Bank’s banking book assets, liabilities,

and certain off-
balance sheet items. It reflects a measurement

of the potential present value impact on

shareholders’ equity without an assumed term

profile for the management
of the Bank’s own equity and excludes product

margins.

NIIS measures the NII change over a twelve-month

horizon for a specified change in interest

rates for banking book assets, liabilities,

and certain off-balance
sheet items assuming a constant balance

sheet over the period.

The Bank’s Market Risk policy sets overall limits

on structural interest rate risk measures.

These limits are periodically reviewed and approved

by the Risk
Committee.

In addition to the Board policy limits, book-level

risk limits for the Bank’s management of non-trading

interest rate risk are set by Risk Management.
Exposures against these limits are routinely

monitored and reported, and breaches of the

Board limits, if any, are escalated to both the ALCO and the

Risk
Committee.

TABLE 45: STRUCTURAL INTEREST

RATE SENSITIVITY MEASURES
(millions of Canadian dollars) As at
October 31, 2024 October 31, 2023
EVE NII
1,2
EVE NII
1
Sensitivity Sensitivity
1
Sensitivity Sensitivity
1
Canada
U.S.

Total Canada U.S. Total Total Total
Before-tax impact of

100 bps increase in rates
$ (643) $ (1,846) $ (2,489) $ 301 $ 419 $ 720 $ (2,211) $ 920

100 bps decrease in rates
496 1,418 1,914 (357) (626) (983) 1,599 (1,099)
1

Represents the twelve-month NII exposure to an immediate and sustained shock in rates.
As at October 31, 2024, an immediate and

sustained 100 bps increase in interest rates

would have a negative impact to the Bank’s EVE

of $2,489 million, an
increase of $278 million from last year, and a positive impact to the Bank’s NII of $720 million, a decrease of

$200 million from last year. An immediate and
sustained 100 bps decrease in interest rates

would have a positive impact to the Bank’s EVE

of $1,914 million, an increase of $315

million from last year, and a
negative impact to the Bank’s NII of $983 million, a

decrease of $116 million from last year. The year-over-year increases in both up and down shock EVE
Sensitivity is primarily due to an increase in

the sensitivity of net assets funded by equity.

The year-over-year decreases in both up and

down shock NIIS is
primarily due to Treasury hedging activity. As at October 31, 2024, reported EVE and NII Sensitivities remain within the Bank’s

risk appetite and established Board
limits.

Managing Non-trading Foreign Exchange

Risk
Foreign exchange risk refers to losses that

could result from changes in foreign-currency

exchange rates. Assets and liabilities

that are denominated in foreign
currencies create foreign exchange risk.

The Bank is exposed to non-trading foreign exchange

risk primarily from its investments in foreign

operations. When the Bank’s foreign currency

assets are
greater or less than its liabilities in that

currency, they create a foreign currency open position. An adverse change in foreign exchange rates can impact

the Bank’s
reported net income and shareholders’

equity, and its capital ratios.

To minimize the impact of an adverse foreign exchange rate change on certain capital ratios, the Bank’s net investments in

foreign operations are hedged so
certain capital ratios change by no more

than an acceptable amount for a given change

in foreign exchange rates. The Bank does not

generally hedge the
earnings of foreign subsidiaries which results

in changes to the Bank’s consolidated earnings

when relevant foreign exchange rates

change.
Other Non-trading Market Risks
Other structural market risks monitored on a regular

basis include:
● Basis Risk
– The Bank is exposed to risks related

to the difference in various market indices.
● Equity Risk

–
The Bank is exposed to non-trading equity

risk from investment securities designated

at FVOCI, equity-linked guaranteed investment

certificate
product offerings

and share-based compensation plans

where certain employees are awarded

share units equivalent to the Bank’s common

shares as
compensation for services provided to

the Bank. These share units are recorded

as a liability over the vesting period and revalued

at each reporting period until
settled in cash, and changes in the Bank’s share

price can impact non-interest expenses.

The Bank uses equity derivative instruments

to manage its non-
trading equity price risk.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 86
Managing Investment Portfolios
The Bank manages a securities portfolio

that is integrated into the overall asset and

liability management process. The securities

portfolio is comprised of high-
quality, low-risk securities and managed in a manner appropriate to the attainment of the following goals: (1)

to generate a targeted credit of funds to deposit
balances that are in excess of loan balances;

(2) to provide a sufficient pool of liquid assets

to meet deposit and loan fluctuations and overall

liquidity management
objectives; (3) to provide eligible securities

to meet collateral and cash management requirements;

and (4) to manage the target interest rate risk

profile of the
balance sheet. The Risk Committee reviews

and approves the Enterprise Investment

Policy that sets out limits for the Bank’s investment

portfolio. In addition, the
Wholesale Banking and Insurance businesses

also hold investments that are managed

separately.
WHY NET INTEREST MARGIN FLUCTUATES

OVER TIME
As previously noted, the Bank’s approach to structural

(non-trading) market risk is designed

to generate stable and predictable earnings

over time, regardless of
cash flow mismatches and the exercise

of options granted to customers.

This approach also creates margin certainty

on loan and deposit profitability as they are
booked. Despite this approach however, the Bank’s NIM is

subject to change over time for the following

reasons (among others):
●

Differences in margins earned on new and renewing

products relative to the margin previously

earned on matured products;
●

Weighted-average margin impact from

changes in business and product mix;
●

Changes in the basis between certain market

indices;
●

The lag in changing product prices in response

to changes in market interest rates,

including rate-sensitive deposit pricing;
●

Changes from the repricing of hedging strategies

to manage the investment profile of the

Bank’s non-rate sensitive deposits; and
●

Margin changes from the portion of the Bank’s deposits

that are non-rate sensitive but not expected

to be longer term in nature, resulting in a

shorter term
investment profile and higher sensitivity

to short-term rates.
The general level of interest rates will affect the return

the Bank generates on its modelled

maturity profile for core non-rate sensitive deposits

and the investment
profile for its net equity position as it evolves

over time. The general level of interest rates

is also a key driver of some modelled option

exposures, and will affect
the cost of hedging such exposures. The Bank’s approach

to managing these factors tends to moderate their

impact over time, resulting in a more

stable and
predictable earnings stream.
Operational Risk
Operational risk is the risk of loss resulting

from inadequate or failed internal processes,

people and systems or from external events

and also includes losses
related to legal risk events and regulatory

fines.

Operational risk is inherent in all of the Bank’s business

activities, including the practices and controls

used to manage other risks such as credit,

market, and
liquidity risk. Failure to manage operational

risk can result in financial loss (direct or

indirect), reputational harm, or regulatory

censure and penalties.

The Bank seeks to actively mitigate and

manage operational risk in order to create

and sustain shareholder value, successfully

execute the Bank’s business
strategies, operate efficiently, and provide reliable, secure, and convenient access to financial services. The Bank maintains

a formal enterprise-wide operational
risk management framework that emphasizes

a strong risk management and internal

control culture throughout TD to help support

operational resilience and the
Bank’s ability to withstand disruptions.
WHO MANAGES OPERATIONAL RISK
Operational Risk Management is an independent

function that owns and maintains the Bank’s

Operational Risk Management Framework.

This framework sets out
the enterprise-wide governance processes, policies,

and practices to identify, assess, measure, control, monitor, escalate, report, and communicate on operational
risk. Operational Risk Management is

designed to provide appropriate monitoring

and reporting of the Bank’s operational risk profile

and exposures to senior
management through the OROC, the ERMC,

and the Risk Committee.
In addition to the framework, Operational

Risk Management owns and maintains, or has

oversight of, the Bank’s operational risk policies including those that
govern business continuity and crisis

management, third-party risk management,

data risk management, fraud risk management,

change governance, operational
resilience, technology and cyber security risk

management, and insider risk management.
Senior management of individual business

segments and corporate functions are responsible

for the day-to-day management of operational

risk following the
Bank’s established operational risk management framework,

policies and the three lines of defence

model. An independent risk management oversight

function
supports each business segment and corporate

function and monitors and challenges the

implementation and use of the operational

risk management programs
according to the nature and scope of the operational

risks inherent in the area. Senior executives

in each business segment and corporate

area participate in a
Risk Management Committee that oversees

operational risk management issues and

initiatives.
Ultimately, every employee has a role to play in managing operational risk. In addition to policies and procedures

guiding employee activities, training is

available
to all employees regarding specific types of operational

risks and their role in helping to protect

the interests and assets of the Bank.
HOW TD MANAGES OPERATIONAL RISK
The Operational Risk Management Framework

outlines the internal risk and control structure

to manage operational risk and includes

the operational risk appetite,
governance processes, and policies. The Operational

Risk Management Framework supports alignment

with the Bank’s ERF and risk appetite. The

framework
incorporates sound industry practices and

is designed to meet regulatory requirements.

Key components of the framework

include:
Governance and Organization
Management reporting and organizational

structures emphasize accountability, ownership, and effective oversight of each business segment’s and each corporate
function’s operational risk exposures. In addition,

the expectations of the Risk Committee

and senior management for managing operational

risk are set out by
enterprise-wide policies and practices.
Risk and Control Self-Assessment
Internal controls are one of the primary

methods of safeguarding the Bank’s employees, customers,

assets, and information, and in preventing

and detecting errors
and fraud. Management undertakes comprehensive

assessments of key risk exposures and

the internal controls in place to reduce or offset these

risks. Senior
management reviews the results of these evaluations

to assess whether risk management and

internal controls are effective, appropriate, and

compliant with the
Bank’s policies.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 87
Operational Risk Event Monitoring
To
reduce the Bank’s exposure to future loss, the Bank

must remain aware of and respond to its

own and industry operational risks. The Bank’s

policies and
processes require that operational risk events

be identified, tracked,

and reported to the appropriate level of

management to facilitate the Bank’s analysis and
management of its risks and inform the assessment

of suitable corrective and preventative

action. The Bank also reviews, analyzes,

and benchmarks itself against
operational risk losses that have occurred at other

institutions using information acquired

through recognized industry data providers.
Scenario Analysis
Scenario Analysis is a systematic and repeatable

process of obtaining expert business and

risk opinion to derive assessments of

the likelihood and potential loss
estimates of high impact operational events

that are unexpected and outside the normal

course of business. The Bank applies this practice

to meet risk
measurement and risk management objectives.

The process includes the use of relevant

external operational loss event data along

with the Bank’s internal loss
data and risk outlook that is assessed considering

the Bank’s operational risk profile and control

structure. The program is designed to raise awareness

and
educate business and corporate segments

regarding existing and emerging risks, which

may result in the identification and assessment

of new hypothetical
scenarios and risk mitigation action plans

to minimize tail risks.
Risk Reporting
Risk Management regularly monitors risk-related

measures and the risk profile throughout

the Bank to report to senior management and

the Risk Committee.
Operational risk measures are

systematically tracked, assessed, and

reported to promote management accountability

and direct the appropriate level of attention
to current and emerging issues.
Insurance
TD’s Corporate Insurance team, with oversight from

Risk Management, utilizes insurance and

other risk transfer arrangements to mitigate

and reduce potential
future losses related to operational risk.

Risk Management includes oversight of the effective

use of insurance aligned with the Bank’s risk

management strategy
and risk appetite. Insurance terms and provisions,

including types and amounts of coverage,

are regularly assessed so that the Bank’s tolerance

for risk and,
where applicable, statutory requirements are

satisfied. The management process includes

conducting regular in-depth risk and financial

analysis and identifying
opportunities to transfer elements of the Bank’s risk

to third parties where appropriate.

The Bank transacts with external insurers that

satisfy its minimum financial
strength rating requirements.
Technology and Cyber Security
The Bank leverages technology to support

its operations including new markets, competitive

products, delivery channels, as well as other

opportunities.
The Bank manages technology and cyber

security risks to support day-to-day operations;

and protect against unauthorized access

to the Bank’s technology,
infrastructure, systems, information, and

data.
To
enable this, the Bank monitors, manages,

and continues to enhance its ability to

mitigate these risks through
enterprise-wide programs and the implementation

of industry-accepted technology risk and cyber

threat management practices to help support

rapid detection and
response.

The Bank’s Platforms and Technology Risk and Compliance Committee provides senior executive oversight, direction and

guidance regarding management of
risks relating to technology and cyber security, including cyber terrorism/activism,

cyber fraud, cyber espionage, cyber extortion,

identity theft and data theft. This
Committee endorses actions and makes

recommendations to the CEO and the ERMC

as appropriate, including in some instances,

supporting onward
recommendations to the Risk Committee and

the Board of Directors. Together with the Bank’s Operational Risk Management

Framework, technology and cyber
security programs also include resiliency planning

and testing, as well as disciplined technology

operations practices.
Data Management
The Bank’s data assets are governed and managed

with a view to preserve value and support

business objectives. Inconsistent or inadequate

data governance
and management practices may compromise

the Bank’s data and information assets which

could result in financial and reputational impacts.

The Bank’s
Enterprise Data Management Office develops

and implements enterprise-wide standards and

practices that describe how data and

information assets are created,
used, or maintained on behalf of the Bank.
The Bank manages data risk through

the Data Risk Management Framework

which describes the governance, policies, and

processes that TD’s business
segments, corporate segments,

and oversight functions employ to help

manage and govern data risk within the Bank’s

risk appetite.

Business Continuity and Crisis Management
The Bank maintains an enterprise-wide business

continuity and crisis management program

that supports management’s ability to operate

the Bank’s businesses
and operations (including providing customers

access to products and services) in the event

of a crisis or business disruption incident.

All areas of the Bank are
required to maintain and regularly test business

continuity plans to maintain resilience and

facilitate the continuity and recovery of business

operations. This
program is supported by formal crisis management

measures so that the appropriate level of leadership,

oversight and management is applied

to incidents
affecting the Bank.
Third-Party Management
A third-party is an entity that supplies products,

services or other business activities, functions

or processes to or on behalf of the Bank.

While these relationships
bring benefits to the Bank’s businesses and

customers, the Bank also needs to manage and

minimize any risks related to the activity. The Bank does this through an enterprise third-party risk management

program that is designed to manage third-party

risks throughout the life cycle of a

relationship with a third-party. This
process also provides

risk management and senior management

oversight of these arrangements that

management considers appropriate based on

the size, risk,
and criticality of the arrangement.

Operational Resilience
Operational resilience is the ability of the

Bank to continue to deliver, and rapidly recover, critical services through business disruption events, whether internal

or
external.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 88
The Bank’s Operational Resilience program assesses

the end-to-end availability of the Bank’s most

essential business and shared services, across

critical, single
points of failure, such as technology, third-parties, people, premises,

and data, to assess whether the

service can be delivered through disruptive

events, and
without causing material hardship to customers

and financial markets.
Change and Delivery
The Bank has established an enterprise-wide

standard for identifying and assessing the

risks of proposed changes that affect Products/

Services,
Process/Operations and Technology, and formal methodologies for delivering the changes (i.e., Project

Delivery Lifecycle, TD Agile and TD Scaled

Agile). This
approach involves senior management governance

and oversight of the Bank’s change portfolio and

leverages the use of a standardized

change risk assessment,
change delivery methodologies, defined

accountabilities and capabilities, and portfolio

reporting and management tools

to help support successful delivery.
Fraud Management
The Bank develops and implements enterprise-wide

fraud management strategies, policies, and

practices that are designed to

minimize the number, size
and scope of fraudulent activities

perpetrated against it. The Bank

employs prevention, detection and monitoring

capabilities across the enterprise that
are designed to help protect

customers, shareholders, and employees from

increasingly sophisticated fraud risk. Fraud risk is managed by communicating
appropriate policies, procedures, employee

education in fraud risks, and monitoring activity

to help maintain adherence to the Fraud

Risk Management
Framework. The Fraud Risk Management Framework

describes the governance, policies, and

processes that the Bank’s businesses employ to

proactively
manage and govern fraud risk within the Bank’s risk

appetite which is embedded in the Bank’s

day to day operations and culture.

Operational Risk Capital Measurement
The Bank’s

operational

risk capital

is determined

using

the Basel

III Standardized

Approach

(SA), which is based on a Business Indicator Component (BIC), a financial-statement-based proxy for operational

risk, and an Internal Loss Multiplier (ILM),

which is based on average historical losses

and the BIC. ILM is
derived using operational risk losses, net of

recoveries, over the previous ten years, and

BIC is derived using financial information

over the previous three years.
The operational risk capital is the product

of the BIC and the ILM.
People Risk Management
People risk is the risk associated with inadequacies

in the Bank’s organizational capacity, capability, and resources to support its business goals, objectives and
strategies, human resource policies, processes,

and practices to hire, develop and retain resources

with appropriate capabilities and requisite

domain expertise to
operate and grow the business in a manner

consistent with employment laws, regulatory

expectations, and TD’s culture and expected behaviours.

HR sets policies
for key people and talent programs that business

lines implement within their daily operations.

HR is an oversight function and has central oversight

for TD’s
culture and people risk for the Bank including

compensation, conduct (in partnership

with Risk Management), and talent. The Bank

undertakes a Talent Review
and Succession Management program, which

focuses on the assessment, development

and succession planning for senior

and key roles within the organization.
In addition, a Critical Roles program exists

to strengthen our practices to assess leadership

and domain capabilities and aims to enhance

the management of
talent in roles most critical to the Bank’s success.

Risk Management provides oversight and independent

challenge to HR through an effective objective
assessment of their activities and programs.

Insider Risk Management

Insider Risk exposure is inherent in the normal

course of operating TD’s businesses and insider

risk continues to evolve, leading to new or

emerging threats. The
Bank has developed and implemented enterprise-wide

insider risk management strategies, policies

and practices that are designed to

mitigate unauthorized
insider activities. The Enterprise Insider

Risk Framework describes governance, roles

and responsibilities, and processes that

the Bank’s businesses and
corporate functions employ to proactively

manage and govern insider risk within the

Bank’s risk appetite.

Conduct Risk

Conduct risk may lead to legal, reputational,

and financial impact that can adversely

affect customers, the market, employees, and

the organization. Conduct risk
may arise from, but not limited to, business

practices, customer interactions, product

design, market manipulation, and individual

behaviour. The Bank has
developed and implemented enterprise-wide processes

and procedures that are designed

to identify, assess and manage conduct risk. TD business lines and corporate functions are responsible for establishing,

implementing, and maintaining conduct

risk management procedures and controls,

as appropriate, in
alignment with TD’s policies and in compliance

with the laws and regulations that apply in the

jurisdictions in which they operate, and

to align with TD’s Shared
Commitments, TD’s Code of Conduct and Ethics,

and TD’s desired culture.

Model Risk
Model risk is the potential for adverse consequences

arising from decisions based on incorrect

or misused models and their outputs. It

can lead to financial loss,
reputational risk, or incorrect business and

strategic decisions.

WHO MANAGES MODEL RISK
Primary accountability for the management

of model risk resides with the senior

management of individual businesses

with respect to the models they use. The
Model Risk Governance Committee provides

oversight of governance, risk, and control

matters, by providing a platform to guide,

challenge, and advise decision
makers and model owners in model risk related

matters. Model Risk Management monitors

and reports on existing and emerging

model risks, and provides
periodic assessments to senior management,

Risk Management, the Risk Committee, and

regulators on the state of model risk at

TD and alignment with the
Bank’s Model risk appetite. The Risk Committee approves

the Bank’s Model Risk Management Framework

and Model Risk Policy.
HOW TD MANAGES MODEL RISK
The Bank manages model risk in accordance

with management approved model risk policies

and supervisory guidance which encompass

the life cycle of a model,
including proof of concept, development,

validation and approval, implementation, usage,

and ongoing model monitoring. The Bank’s

Model Risk Management
Framework also captures models that may be

partially or wholly qualitative or based on

expert judgment.
Segments identify the need for a new model

and are responsible for model development

and documentation according to the Bank’s

policies and standards.
During model development, controls with

respect to code generation, acceptance

testing, and usage are established and documented

to a level of detail and
comprehensiveness commensurate with

their model risk rating. Once models are implemented,

model owners are responsible for ongoing

monitoring and usage in
accordance with the Bank’s Model Risk Policy. In cases where a model is deemed obsolete or unsuitable for its

originally intended purposes, it is decommissioned
in accordance with the Bank’s policies.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 89
Model Risk Management provides oversight,

including maintaining a centralized inventory of

all models as defined in the Bank’s Model Risk

Policy, independent
validation before each initial use, annual model

review, and ongoing validation on a pre-determined schedule

depending on the model risk rating.

Model Risk
Management sets model monitoring and

model implementation standards, and provides

training to all stakeholders. The validation

process varies in rigour,
depending on the model risk rating, but at a

minimum contains a detailed determination

of:

●

the conceptual soundness of model methodologies

and underlying quantitative and qualitative

assumptions;

●

the risk associated with a model based on intrinsic

risk, materiality and criticality;

●

the sensitivity of a model to assumptions

within the model and changes in data inputs

including stress testing; and

●

the limitations of a model and the compensating

risk mitigation mechanisms in place to address

the limitations.

As with traditional model approaches,

AI or machine learning models (including

Generative AI models) are also subject

to the same standards and risk
management practices.

At the conclusion of the validation process,

a model will either be approved for use

or will be rejected and require redevelopment

or other courses of action.
Models identified as obsolete or no longer

appropriate for use, due to changes in industry

practice, the business environment or Bank

strategies, are
decommissioned.

The Bank has policies and procedures in

place designed to discern models from

non-models, and the level of independent

challenge and oversight is
commensurate with the risk rating of the model.

Non-models are subject to governance requirements

such as End User Computing Standards.
Insurance Risk
Insurance risk is the risk of financial loss due

to actual experience emerging differently

from expectations in insurance product pricing

and/or design, underwriting,
reinsurance protection,

and claims or reserving either at the inception

of an insurance or reinsurance contract,

during the lifecycle of the claim or at the

valuation
date. Unfavourable experience could emerge

due to adverse fluctuations in timing, actual

size, frequency of claims (for example, driven

by non-life premium risk,
non-life reserving risk, catastrophic risk, mortality

risk, morbidity risk, and longevity risk),

policyholder behaviour,

or associated expenses.
Insurance contracts provide financial protection

by transferring insured risks to the issuer

in exchange for premiums. The Bank is

engaged in insurance businesses
relating to property and casualty insurance, life

and health insurance, and reinsurance, through

various subsidiaries; it is through these businesses

that the Bank is
exposed to insurance risk.
WHO MANAGES INSURANCE RISK
Senior management within the insurance business

units has primary responsibility for

managing insurance risk with oversight by

the CRO for Insurance, who
reports into the Bank’s Risk Management Group.

The Bank’s Audit Committee and the Bank’s Corporate

Governance Committee respectively act

as the Audit and Conduct review committees

for the Canadian
insurance company subsidiaries. The insurance

company subsidiaries also have their own

boards of directors who provide additional

risk management oversight.
HOW TD MANAGES INSURANCE RISK
The Bank’s risk governance practices are designed

to support independent oversight and

control of risk within the insurance business.

The TD Insurance Risk
Committee and its subcommittees provide

critical oversight of the risk management

activities within the insurance business

and monitor compliance with insurance
risk policies. The Bank’s Insurance Risk Management

Framework and Insurance Risk Policy collectively

outline the internal risk and control structure

to manage
insurance risk and include risk appetite, policies,

processes, as well as limits and governance.

These documents are maintained by Risk Management

and support
alignment with the Bank’s risk appetite for insurance

risk.
The assessment of insurance contract liabilities

(remaining coverage and incurred claims)

is central to the insurance operation.

TD Insurance establishes reserves
to cover estimated future payments (including

loss adjustment expenses) on all claims

or terminations/surrenders of premium

arising from insurance contracts
underwritten. The reserves cannot be established

with complete certainty and represent

management’s best estimate for future payments.

As such, TD Insurance
regularly monitors estimates against actual

and emerging experience and adjusts reserves

as appropriate if experience emerges

differently than anticipated.
Liabilities for incurred claims and liabilities

for remaining coverage are governed

by the Bank’s general insurance and life and health

reserving risk policies.
Sound product design is an essential element

of managing risk. The Bank’s exposure to insurance

risk is mostly short-term in nature as

the principal underwriting
risk relates to personal automobile and home

insurance and small commercial insurance.
Insurance market cycles, as well as changes

in insurance legislation, the regulatory

environment, judicial environment, trends

in court awards, climate patterns,
pandemics or other applicable public health emergencies,

and the economic environment may impact

the performance of the insurance business.

We maintain
premium, pricing and underwriting policies or

standards to help manage these inherent risks.
There is also exposure to concentration risk

associated with general insurance and

life and health insurance coverage. Exposure

to insurance risk concentration is
managed through established underwriting guidelines,

limits, and authorization levels that govern

the acceptance of risk. Concentration of

insurance risk is also
mitigated through the purchase of reinsurance.

The insurance business’ reinsurance programs

are governed by catastrophe and reinsurance

risk management
policies.
Strategies are in place to help manage the risk

to the Bank’s reinsurance business. Underwriting

risk on business assumed is managed

through a policy that limits
exposure

to certain types of business and countries.

The vast majority of reinsurance treaties

are annually renewable, which minimizes long-term

risk. Pandemic
exposure is reviewed and estimated annually

within the reinsurance business to manage

concentration risk.
Liquidity Risk
The risk of having insufficient cash or collateral

to meet financial obligations and an inability

to, in a timely manner, raise funding or monetize assets at

a non-
distressed price. Financial obligations can arise

from deposit withdrawals, debt maturities,

commitments to provide credit or liquidity

support or the need to pledge
additional collateral.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 90
TD’S LIQUIDITY RISK APPETITE
TD follows a disciplined liquidity management

program, which is subject to risk governance

and oversight, and is designed to maintain

sufficient liquidity to permit
the Bank to operate through a significant

liquidity event without relying on extraordinary

central bank assistance. The Bank seeks

to maintain a stable and
diversified funding profile that emphasizes

funding assets and contingencies to the appropriate

term.
TD manages liquidity risk using a combination

of quantitative and qualitative measures.

This includes ensuring the Bank has sufficient liquidity

to satisfy its
operational needs and client commitments

in both normal and stress conditions. The

Bank maintains buffers over regulatory minimums

prescribed by OSFI’s
Liquidity Adequacy Requirements (LAR) Guideline.

The Bank targets a 90-day survival horizon

under a combined bank-specific and

market-wide stress scenario,
and a minimum surplus over prescribed

regulatory requirements. Under the LAR

guidelines, Canadian banks are required

to maintain a Liquidity Coverage Ratio
(LCR) of 100% or above (other than during

periods of financial stress), and a

Net Stable Funding Ratio (NSFR) of at least

100%. The Bank’s funding program
emphasizes maximizing deposits as

a core source of funding and having ready

access to wholesale funding markets across

diversified terms, funding types, and
currencies. This approach helps lower exposure

to a sudden contraction of wholesale funding

capacity and minimizes structural liquidity gaps.

The Bank also
maintains a Contingency Funding Plan to enhance

preparedness to address potential liquidity

stress events. The Bank’s strategies, plans and

governance
practices underpin an integrated liquidity risk

management program that is designed to reduce

exposure to liquidity risk and maintain

compliance with regulatory
requirements.
LIQUIDITY RISK MANAGEMENT RESPONSIBILITY
The Bank’s ALCO is responsible for establishing

effective management structures and practices

to ensure appropriate measurement, management,

and
governance of liquidity risk. The GLF Committee,

a subcommittee of the ALCO comprised of

senior management from Treasury, Wholesale Banking and Risk
Management, identifies and monitors the Bank’s liquidity

risks. The management of liquidity risk is

the responsibility of the SET member responsible

for Treasury,
while oversight and challenge are provided

by the ALCO and independently by

Risk Management. The Risk Committee

regularly reviews the Bank’s liquidity
position and approves the Bank’s Liquidity Risk

Management Framework bi-annually and

the related policies annually.
The following areas are responsible for

measuring, monitoring, and managing liquidity

risks for major business segments:
●

Enterprise Liquidity Risk in Risk Management

is responsible for liquidity risk management

and asset pledging policies, along with

associated limits, standards,
and processes which are established

to ensure that consistent and efficient liquidity

management approaches are applied across

all of the Bank’s operations.
Risk Management jointly owns the Liquidity

Risk Management Framework along with

the SET member responsible for Treasury. Enterprise Liquidity Risk provides oversight of liquidity risk across

the enterprise and provides independent risk

assessment and effective challenge of liquidity

risk management. Capital
Markets Risk Management is responsible

for independent liquidity risk metric reporting.
●

Treasury Liquidity Management manages the liquidity

position of the Canadian Personal and

Commercial Banking, Wealth Management, and

Insurance,
Corporate, Wholesale Banking, and U.S.

Retail segments, as well as the liquidity position

of CUSO; and
●

Other regional operations, including those

within TD’s insurance business, foreign branches,

and/or subsidiaries are responsible for

managing their liquidity risk
in compliance with their own policies and

local regulatory requirements, while maintaining

alignment with the enterprise framework.
HOW TD MANAGES LIQUIDITY RISK
The Bank manages the liquidity profile of

its businesses in accordance with a defined

liquidity risk appetite and maintains

minimum liquidity requirements using a
combination of internal and regulatory measures.
The Bank’s internal stress testing informs the

management of liquidity risk. Among scenarios

considered is a severe combined stress

event resulting in elevated
liquidity requirements and a loss of confidence

in the Bank’s ability to meet obligations as

they come due. In addition to this bank-specific

event, this scenario
incorporates a market-wide liquidity

stress that materially reduces the availability

of funding for all institutions and decreases

the marketability of assets. The
Bank’s liquidity risk management policies stipulate

that the Bank must maintain a sufficient level of

liquid assets to support business growth,

and to cover identified
stressed liquidity requirements

under the stress scenario, for a period

of up to 90 days. Key elements of

the scenario include:
●

loss of access to wholesale funding including

repayment of maturing debt in the next 90

days;
●

accelerated attrition or “run-off” of deposits;
●

increased utilization of available credit and liquidity

facilities;

and
●

increased collateral requirements associated

with downgrades in the Bank’s credit ratings.
Internal measures complement regulatory

liquidity requirements, such as the Liquidity

Coverage Ratio (LCR), the Net Stable

Funding Ratio (NSFR), and the Net
Cumulative Cash Flow (NCCF) monitoring

tool which are prescribed in OSFI’s LAR guidance.

The LCR requires that banks maintain an

adequate stock of
unencumbered high-quality liquid assets (HQLA)

to meet liquidity needs over a 30-day stress

period (a minimum LCR of 100%). The

NSFR requires that banks
maintain available stable funding (ASF) in excess

of required stable funding (RSF) for periods

up to one year (a minimum NSFR of 100%),

and the NCCF monitors
the Bank’s detailed cash flow gaps for various

time bands. As a result, the Bank’s liquidity is

managed to the higher of its internal liquidity

requirements and target
buffers over the regulatory minimums.
The Bank also considers regional regulatory

metrics as well as potential restrictions

on liquidity transferability in the calculation

of enterprise liquidity positions.
Accordingly, surplus liquidity domiciled in regulated subsidiaries may be excluded from consolidated liquidity

positions as appropriate. During fiscal 2024,

the Bank
maintained elevated liquidity levels (as compared

to fiscal 2023) as a risk management measure.

In the near-term, the Bank is targeting a liquidity

coverage ratio
of 150% for the Bank’s Canadian retail businesses,

TD Bank USA, N.A., TD Bank N.A. and

TD Securities Inc. This near-term elevated

liquidity should have a near-
term negative impact on net interest income

and net interest margin.
The Bank’s Funds Transfer Pricing process considers liquidity risk as a key determinant of the cost

or credit of funds to the Retail and Wholesale

Banking
businesses. Liquidity costs are reflective

of the funding needs and reserve requirements

driven by the liquidity risk profile of the Bank’s

assets, liabilities, and
contingent obligations like undrawn lines of

credit provided to our clients.
LIQUID ASSETS
The Bank’s unencumbered liquid assets may be

used to help address potential liquidity requirements

arising from stress events. Liquid asset eligibility

considers
estimated in-stress market values and trading

market depths, as well as operational, legal,

or other impediments to sale, rehypothecation

or pledging.

Assets held by the Bank to meet liquidity

requirements are summarized in the following

tables. The tables do not include assets held

within the Bank’s insurance
businesses as these are used to support insurance-specific

liabilities and capital requirements.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 91
TABLE 46: SUMMARY OF LIQUID

ASSETS BY TYPE AND CURRENCY
(millions of Canadian dollars, except as noted)
As at

Securities

received as

collateral from

securities

financing and

Bank-owned

derivative

Total
Encumbered

Unencumbered

liquid assets

transactions liquid assets
liquid assets

liquid assets
1
October 31, 2024

Cash and central bank reserves
$ 41,200
$
–
$
41,200
$
819
$
40,381
Canadian government obligations
20,938 79,241 100,179 49,952 50,227
National Housing Act Mortgage-Backed
Securities (NHA MBS)
42,320 – 42,320 1,627 40,693
Obligations of provincial governments, public sector entities and multilateral development banks
41,788 28,332 70,120 39,339 30,781
Corporate issuer obligations
4,581 6,970 11,551 7,199 4,352
Equities
12,442 2,540 14,982 11,128 3,854
Total Canadian dollar-denominated
163,269 117,083 280,352 110,064 170,288
Cash and central bank reserves
125,271 – 125,271 218 125,053
U.S. government obligations
74,749 64,616 139,365 83,592 55,773
U.S. federal agency obligations, including U.S.

federal agency mortgage-backed obligations
76,085 15,008 91,093 28,147 62,946
Obligations of other sovereigns, public sector entities
and multilateral development banks
67,118 38,599 105,717 42,194 63,523
Corporate issuer obligations
74,072 16,758 90,830 31,291 59,539
Equities
53,525 37,204 90,729 52,894 37,835
Total non-Canadian dollar-denominated
470,820 172,185 643,005 238,336 404,669
Total
$ 634,089
$
289,268
$
923,357
$
348,400
$
574,957
October 31, 2023

Total Canadian dollar-denominated
153,281 123,806 277,087 113,486 163,601
Total non-Canadian dollar-denominated
408,299 182,652 590,951 212,888 378,063
Total
$ 561,580
$
306,458 $ 868,038 $ 326,374 $ 541,664
1

Unencumbered liquid assets include on-balance sheet assets, assets borrowed or purchased under resale agreements,

and other off-balance sheet collateral received less encumbered liquid assets.
Total unencumbered liquid assets increased by $33 billion from October 31, 2023 largely as a result of higher deposit

balances and wholesale funding proceeds.
Unencumbered liquid assets held in The

Toronto-Dominion Bank and multiple domestic and foreign subsidiaries (excluding insurance subsidiaries) and branches
are summarized in the following table.

TABLE 47: SUMMARY OF UNENCUMBERED

LIQUID ASSETS BY BANK,

SUBSIDIARIES, AND BRANCHES
(millions of Canadian dollars) As at
October 31 October 31
2024 2023
The Toronto-Dominion Bank (Parent) $ 227,435 $ 205,408
Bank subsidiaries 314,306 291,915
Foreign branches 33,216 44,341
Total $ 574,957 $ 541,664

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 92
The Bank’s monthly average liquid assets (excluding

those held in insurance subsidiaries) for

the years ended October 31, 2024, and October

31, 2023, are
summarized in the following table.

TABLE 48: SUMMARY OF

AVERAGE LIQUID ASSETS BY

TYPE AND CURRENCY
(millions of Canadian dollars, except as noted) Average for the years ended
Securities
received as
collateral from
securities
financing and Total
Bank-owned derivative liquid Encumbered Unencumbered
liquid assets transactions assets liquid assets liquid assets
1
October 31, 2024
Cash and central bank reserves $ 26,361 $ – $ 26,361 $ 669 $ 25,692
Canadian government obligations 20,458 84,295 104,753 52,252 52,501
NHA MBS 41,411 17 41,428 1,553 39,875
Obligations of provincial governments, public sector

entities and multilateral development banks 42,940 24,936 67,876 36,602 31,274
Corporate issuer obligations 13,517 5,751 19,268 5,805 13,463
Equities 12,646 2,604 15,250 11,187 4,063
Total Canadian dollar-denominated 157,333 117,603 274,936 108,068 166,868
Cash and central bank reserves 78,694 – 78,694 223 78,471
U.S. government obligations 71,187 63,884 135,071 75,404 59,667
U.S. federal agency obligations, including U.S.

federal agency mortgage-backed obligations 78,303 13,148 91,451 27,507 63,944
Obligations of other sovereigns, public sector entities and

multilateral development banks 65,794 38,992 104,786 41,221 63,565
Corporate issuer obligations 77,837 14,208 92,045 25,676 66,369
Equities 51,707 38,117 89,824 51,551 38,273
Total non-Canadian dollar-denominated 423,522 168,349 591,871 221,582 370,289
Total $ 580,855 $ 285,952 $ 866,807 $ 329,650 $ 537,157
October 31, 2023
Total Canadian dollar-denominated 159,066 118,731 277,797 115,390 162,407
Total non-Canadian dollar-denominated 434,538 168,482 603,020 191,601 411,419
Total $ 593,604 $ 287,213 $ 880,817 $ 306,991 $ 573,826
1

Unencumbered liquid assets include on-balance sheet assets, assets borrowed or purchased under resale agreements,

and other off-balance sheet collateral received less encumbered liquid assets.
Average unencumbered liquid assets held in

The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries (excluding insurance subsidiaries) and
branches are summarized in the following

table.

TABLE 49: SUMMARY OF

AVERAGE UNENCUMBERED LIQUID

ASSETS BY BANK, SUBSIDIARIES,

AND BRANCHES
(millions of Canadian dollars) Average for the years ended
October 31, 2024 October 31, 2023
The Toronto-Dominion Bank (Parent) $ 219,007 $ 217,807
Bank subsidiaries 290,536 308,892
Foreign branches 27,614 47,127
Total $ 537,157 $ 573,826
ASSET ENCUMBRANCE
In the course of the Bank’s daily operations, assets

are pledged to obtain funding, support

trading and brokerage businesses, and participate

in clearing and/or
settlement systems. A summary of on-

and off-balance sheet encumbered and unencumbered

assets is presented as follows.
TABLE 50: ENCUMBERED

AND UNENCUMBERED ASSETS
(millions of Canadian dollars) As at
Total Assets Encumbered Unencumbered
Total

Pledged as

Available as
Assets Collateral
1
Other
2
Collateral
3
Other
4
October 31, 2024
Cash and due from banks $ 6,437 $ – $ – $ 26 $ 6,411
Interest-bearing deposits with banks 169,930 6,161 – 158,123 5,646
Securities, trading loans, and other 920,003 406,745 20,738 447,011 45,509
Derivatives 78,061 – – – 78,061
Loans, net of allowance for loan losses 932,343 96,175 92,790 30,331 713,047
Other assets
5
95,989 238 – – 95,751
Total assets $ 2,202,763 $ 509,319 $ 113,528 $ 635,491 $ 944,425
October 31, 2023
Total assets
6
$ 2,093,392 $ 437,482 $ 84,997 $ 623,826 $ 947,087
1

Pledged collateral refers to the portion of assets that are pledged through encumbering activities, such as repurchase agreements, securities lending, derivative contracts, and
requirements associated with participation in clearing houses and payment systems.

2
Includes assets supporting TD’s long-term funding activities such as asset securitization and issuance of covered bonds.
3

Represents assets that are readily available for use as collateral to generate funding or support collateral requirements.

This category includes unencumbered loans backed by real-estate that qualify as eligible collateral at FHLB.
4
Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but would not be considered immediately available.

5
Other assets include investment in Schwab, goodwill, other intangibles, land, buildings, equipment, other depreciable assets and right-of-use assets, deferred tax assets, amounts receivable from brokers, dealers, and clients, and other assets on the balance sheet not reported in the above categories

.
6

Balances as at October 31, 2023 have been restated, with no impact on the measurement of the related financial instruments in the Bank’s 2024 Consolidated Financial Statements, to
reflect the categorization of certain pledged assets in the comparative period.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 93
LIQUIDITY STRESS TESTING AND CONTINGENCY

FUNDING PLANS
In addition to the Bank’s internal liquidity stress

metric, the Bank performs liquidity

stress testing on multiple alternate scenarios.

These scenarios consist of a mix
of TD-specific and market-wide stress

events designed to evaluate the potential

impact of risk factors material to the

Bank’s risk profile. Liquidity assessments are
also part of the Bank’s EWST program.
The Bank has designed contingency funding

plans (CFP) for the enterprise and

material subsidiaries operating in foreign jurisdictions.

As they provide a
playbook for managing stressed liquidity conditions,

these plans are an integral component of

the Bank’s overall liquidity risk management framework.

The CFPs
outline different contingency levels based on the

severity and duration of the liquidity situation

and identify recovery actions appropriate

for each level. To support
operational readiness, CFPs provide key

steps required to implement each recovery

action. Regional CFPs identify recovery

actions to address region-specific
stress events. The actions and governance

structure outlined in the Bank’s CFP are aligned

with the Bank’s Crisis Management Recovery

Plan.
CREDIT RATINGS
Credit ratings may impact the Bank’s access to,

and cost of, raising funding and its ability

to engage in certain business activities

on a cost-effective basis. Credit
ratings and outlooks provided by rating agencies

reflect their views and methodologies and

are subject to change based on a number

of factors including the
Bank’s financial strength, competitive position, and

liquidity, as well as factors not entirely within the Bank’s control, including conditions affecting the overall
financial services industry.
TABLE 51: CREDIT RATINGS
1
As at
October 31, 2024
Moody’s S&P Fitch DBRS
Deposits/Counterparty
2
Aa2 A+ AA AA (high)
Legacy Senior Debt
3
Aa3 A+ AA AA (high)
Senior Debt
4
A2 A- AA- AA
Covered Bonds Aaa – AAA AAA
Legacy Subordinated Debt – non-NVCC A3 A- A AA (low)
Tier 2 Subordinated Debt – NVCC A3 (hyb) BBB+ A A
AT1 Perpetual Debt – NVCC Baa2 (hyb) BBB- BBB+ –
Limited Recourse Capital Notes – NVCC Baa2 (hyb) BBB- BBB+ A (low)
Preferred Shares – NVCC Baa2 (hyb) BBB- BBB+ Pfd-2 (high)
Short-Term Debt (Deposits) P-1 A-1 F1+ R-1 (high)
Outlook Stable Stable Negative Negative (Long Term);
Stable (Short Term)
1

The above ratings are for The Toronto-Dominion

Bank legal entity. Subsidiaries’ ratings are available

on the Bank’s website at http://www.td.com/investor/credit.jsp. Credit ratings are not
recommendations to purchase, sell, or hold a financial obligation in as much as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision
or withdrawal at any time by the rating organization.
2

Represents Moody’s Long-Term

Deposits Ratings and Counterparty Risk Rating, S&P’s Issuer Credit Rating, Fitch’s

Long-Term Deposits Rating and DBRS

’

Long-Term Issuer Rating.
3

Includes (a) Senior debt issued prior to September 23, 2018; and (b) Senior debt issued on or after September

23, 2018 which is excluded from the bank recapitalization “bail-in” regime.
4

Subject to conversion under the bank recapitalization “bail-in”

regime.
The Bank regularly reviews the level

of increased collateral its trading counterparties

would require in the event of a downgrade of

TD’s credit rating. The following
table presents the additional collateral that

could have been contractually

required to be posted to over-the-counter

(OTC) derivative counterparties as

of the
reporting date in the event of one, two, and

three-notch downgrades of the Bank’s credit ratings.

TABLE 52: ADDITIONAL COLLATERAL

REQUIREMENTS FOR RATING DOWNGRADES
1
(millions of Canadian dollars) Average for the years ended
October 31, 2024 October 31, 2023
One-notch downgrade $ 127 $ 124
Two-notch downgrade 287 192
Three-notch downgrade 1,014 913
1

The above collateral requirements are based on each OTC trading counterparty’s Credit Support Annex and the Bank’s credit rating across applicable rating agencies.

LIQUIDITY COVERAGE RATIO

The LCR is a Basel III standard that aims to ensure

that an institution has an adequate stock

of unencumbered high-quality liquid assets

(HQLA), consisting of
cash or assets that can be converted into cash

to meet its liquidity needs for a 30-calendar

day liquidity stress scenario.

Other than during periods of financial stress,

the Bank must maintain the LCR above

100% in accordance with the published

OSFI LAR requirement. The
Bank’s LCR is calculated according to the scenario

parameters in the LAR

guideline, including prescribed HQLA eligibility

criteria and haircuts, deposit run-off
rates, and other outflow and inflow rates.

HQLA held by the Bank that are eligible

for the LCR calculation under the LAR are primarily

central bank reserves,
sovereign-issued or sovereign-guaranteed

securities, and high-quality securities issued

by non-financial entities.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 94
The following table summarizes the Bank’s average

daily LCR as of the relevant dates.

TABLE 53: AVERAGE LIQUIDITY

COVERAGE RATIO
1
(millions of Canadian dollars, except

as noted)
Average for the three months ended
October 31, 2024
Total unweighted Total weighted
value (average)
2
value (average)
3
High-quality liquid assets
Total high-quality liquid assets $ n/a $ 361,452
Cash outflows
Retail deposits and deposits from small business

customers, of which:
$ 486,164 $ 31,137
Stable deposits 262,831 7,885
Less stable deposits 223,333 23,252
Unsecured wholesale funding, of which: 374,254 183,788
Operational deposits (all counterparties)

and deposits in networks of cooperative banks
4
132,853 31,460
Non-operational deposits (all counterparties) 215,462 126,389
Unsecured debt 25,939 25,939
Secured wholesale funding n/a 44,188
Additional requirements, of which: 338,644 96,198
Outflows related to derivative exposures and

other collateral requirements
45,211 36,403
Outflows related to loss of funding on debt products 10,839 10,839
Credit and liquidity facilities 282,594 48,956
Other contractual funding obligations 18,368 8,410
Other contingent funding obligations 821,172 12,660
Total cash outflows $ n/a $ 376,381
Cash inflows
Secured lending

$ 237,640 $ 35,256
Inflows from fully performing exposures 25,208 12,686
Other cash inflows 66,539 66,539
Total cash inflows $ n/a $ 114,481
Average for the three months ended
October 31, 2024 Jul 31, 2024
Total weighted Total weighted
value value
Total high-quality liquid assets $ 361,452 $ 337,631
Total net cash outflows 261,900 262,308
Liquidity coverage ratio 138% 129%
1
The LCR is calculated in accordance with OSFI’s LAR guideline, which is reflective of liquidity-related requirements published by the BCBS. The LCR for the quarter ended October 31,
2024, is calculated as an average of the 62 daily data points in the quarter.
2
Unweighted inflow and outflow values are outstanding balances maturing or callable within 30 days.
3
Weighted values are calculated after the application of respective HQLA haircuts, or inflow and outflow rates, and applicable caps as prescribed by the OSFI LAR guideline.
4
Operational deposits from non-SME business customers are deposits kept with the Bank in order to facilitate their access and ability to conduct payment and settlement activities. These activities include clearing, custody, or cash management

services.
The Bank’s average LCR of 138% for the quarter ended

October 31, 2024, continues to meet regulatory

requirements.

The Bank holds a variety of liquid assets

commensurate with its liquidity needs.

Many of these assets qualify as HQLA in

the OSFI LAR guideline. The average
HQLA of the Bank for the quarter ended October

31, 2024, was $361 billion (July 31, 2024 –

$338 billion), with Level 1 assets representing

86% (July 31, 2024 –
84%). The Bank’s reported HQLA excludes excess

HQLA from U.S. Retail operations, as required

by the OSFI LAR guideline, to reflect liquidity

transfer
considerations between U.S. Retail and its

affiliates as a result of the U.S. Federal Reserve

Board’s regulations. By excluding excess

HQLA, the U.S. Retail LCR
is effectively capped at 100% prior to total Bank

consolidation.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 95
NET STABLE

FUNDING RATIO
The NSFR is a Basel III metric calculated as

the ratio of total ASF over total RSF in accordance

with OSFI’s LAR guideline. The Bank must maintain

an NSFR ratio
equal to or above 100% in accordance with

the LAR guideline.

The Bank’s ASF comprises the Bank’s liability and capital

instruments (including deposits and
wholesale funding). The assets that require

stable funding are based on the Bank’s on and

off-balance sheet activities and a function of

their liquidity
characteristics and the requirements of

OSFI’s LAR guideline.

TABLE 54: NET STABLE FUNDING RATIO
1
(millions of Canadian dollars, except

as noted)
As at
October 31, 2024
Unweighted value by residual maturity
6 months to
No

Less than

less than

More than Weighted
maturity
2
6 months

1 year

1 year

value
3
Available Stable Funding Item
Capital $ 111,829 $ – $ – $ 11,015 $ 122,844
Regulatory capital 111,829 – – 11,015 122,844
Other capital instruments – – – – –
Retail deposits and deposits from small business

customers:
446,633 84,074 32,636 31,121 552,573
Stable deposits 252,382 33,209 13,774 16,103 300,499
Less stable deposits 194,251 50,865 18,862 15,018 252,074
Wholesale funding: 254,602 422,642 113,427 240,571 475,575
Operational deposits 105,233 2,043 1 – 53,639
Other wholesale funding 149,369 420,599 113,426 240,571 421,936
Liabilities with matching interdependent assets
4
– 2,486 1,157 26,817 –
Other liabilities: 51,828 92,158 3,068
NSFR derivative liabilities n/a 347 n/a
All other liabilities and equity not included

in the above categories
51,828 87,580 2,327 1,904 3,068
Total Available Stable Funding $ 1,154,060
Required Stable Funding Item
Total NSFR high-quality liquid assets $ n/a $ n/a $ n/a $ n/a $ 57,070
Deposits held at other financial institutions for

operational purposes
– – – – –
Performing loans and securities: 111,220 241,451 123,685 678,007 784,545
Performing loans to financial institutions

secured by Level 1 HQLA
– 67,307 7,243 – 10,748
Performing loans to financial institutions

secured by non-Level 1
HQLA and unsecured performing

loans to financial institutions
– 58,937 11,532 13,395 25,443
Performing loans to non-financial corporate

clients, loans to retail
and small business customers, and loans

to sovereigns, central
banks and PSEs, of which: 39,510 59,215 48,510 298,130 345,033
With a risk weight of less than or equal

to 35% under the Basel II
standardized approach for credit risk – – – – –
Performing residential mortgages, of which: 33,550 48,093 51,034 304,963 311,354
With a risk weight of less than or equal

to 35% under the Basel II
standardized approach for credit risk 33,550 48,093 51,034 304,963 311,354
Securities that are not in default and do not

qualify as HQLA,
including exchange-traded equities 38,160 7,899 5,366 61,519 91,967
Assets with matching interdependent liabilities
4
– 2,390 2,380 25,721 –
Other assets: 79,809 135,611 122,581
Physical traded commodities, including gold 16,148 n/a n/a n/a 14,130
Assets posted as initial margin for derivative

contracts and

contributions to default funds of CCPs n/a 17,426 14,812
NSFR derivative assets

n/a 10,730 10,383
NSFR derivative liabilities before deduction

of variation margin
posted n/a 19,931 997
All other assets not included in the above

categories
63,661 78,453 2,066 7,005 82,259
Off-balance sheet items n/a 837,941 30,371
Total Required Stable Funding $ 994,567
Net Stable Funding Ratio

116%
As at
October 31, 2023
Total Available Stable Funding $ 1,123,816
Total Required Stable Funding 960,590
Net Stable Funding Ratio

117%
1

The NSFR is calculated in accordance with OSFI’s LAR guideline, which is reflective of liquidity-related requirements published by the BCBS.
2

Items in the “no maturity” time bucket do not have a stated maturity. These may include, but are not limited to, items such as capital with perpetual maturity,

non-maturity deposits, short
positions, open maturity positions, non-HQLA equities, and physical traded commodities.
3

Weighted values are calculated after the application of respective NSFR weights, as prescribed by the

OSFI LAR guideline.

4

Interdependent asset and liability items are deemed by OSFI to be interdependent and have RSF and ASF risk factors adjusted to zero. Interdependent liabilities cannot fall due while the asset is still on balance sheet, cannot be used to fund any other assets and principal payments from the asset cannot be used for anything other than repaying the liability.

As such, the
only interdependent assets and liabilities that qualify for this treatment at the Bank are the liabilities arising from the

Canada Mortgage Bonds Program and their corresponding
encumbered assets.
The Bank’s NSFR as at October 31, 2024 is 116% (October 31, 2023

– 117%), representing a surplus of $159 billion, adhering to regulatory requirements. The
NSFR remained relatively stable to the previous

quarter (July 31, 2024 – 115%) as the Bank’s funding continued

to adequately support its assets.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 96
FUNDING
The Bank’s primary approach to managing funding

activities is to maximize the use of deposits

raised through personal and commercial

banking channels. The
Bank’s base of personal and commercial,

wealth, and Schwab sweep deposits make up approximately

70% (2023

– 70%) of the Bank’s total funding.

TABLE 55: SUMMARY OF DEPOSIT

FUNDING
(millions of Canadian dollars) As at
October 31, 2024 October 31, 2023
P&C deposits – Canadian $ 566,329 $ 529,078
P&C deposits – U.S.
1
433,406 446,355
Total $ 999,735 $ 975,433
1
P&C deposits in U.S. are presented on a Canadian equivalent basis and therefore period-over-period movements reflect both underlying growth and changes in the foreign exchange rate.
WHOLESALE FUNDING
The Bank maintains various registered external

wholesale term (greater than 1 year) funding

programs to provide access to diversified

funding sources, including
asset securitization, covered bonds, and

unsecured wholesale debt. The Bank raises

term funding through Senior Notes, NHA MBS,

and notes backed by credit
card receivables (Evergreen Credit Card

Trust) and HELOC (Genesis Trust II). The Bank’s wholesale funding is diversified by geography, by currency, and by
funding types. The Bank raises short-term (1

year and less) funding using certificates of deposit,

commercial paper, and up until June 28, 2024, BAs.
The following table summarizes the registered

term funding and capital programs by geography, with the related program size as at October 31, 2024.
Canada United States Europe
Capital Securities Program ($20 billion)
Canadian Senior Medium-Term Linked Notes
Program ($5 billion)
HELOC ABS Program (Genesis Trust II) ($7

billion)
U.S. SEC (F-3) Registered Capital and

Debt
Program (US$75 billion)
United Kingdom Listing Authority (UKLA)
Registered Legislative Covered Bond Program
($100 billion)
UKLA Registered European Medium-Term Note
Program (US$40 billion)
The following table presents a breakdown of

the Bank’s term debt by currency and funding

type. Term funding as at October 31, 2024, was $184.5 billion (October
31, 2023 – $173.3 billion).
Note that Table 56: Long-Term Funding and Table

57: Wholesale Funding do not include

any funding accessed via repurchase transactions

or securities financing.

TABLE 56: LONG-TERM FUNDING
1
As at
Long-term funding by currency October 31, 2024

October 31, 2023
Canadian dollar 25% 27%
U.S. dollar 31 35
Euro 33 27
British pound 5 5
Other 6 6
Total 100% 100%
Long-term funding by type

Senior unsecured medium-term notes 51% 61%
Covered bonds 40 31
Mortgage securitization
2
7 7
Term asset backed securities 2 1
Total 100% 100%
1
The table includes funding issued to external investors only.
2
Mortgage securitization excludes the residential mortgage trading business.
The Bank maintains depositor concentration

limits in respect of short-term wholesale

deposits so that it is not overly reliant

on individual depositors for funding.
The Bank further limits short-term wholesale

funding maturity concentration in an effort

to mitigate refinancing risk during a stress

event.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 97
The following table represents the remaining

maturity of various sources of funding outstanding

as at October 31, 2024, and October 31, 2023.
TABLE 57: WHOLESALE FUNDING
1
(millions of Canadian dollars)
As at
October 31 October 31
2024 2023
Less than 1 to 3 3 to 6 6 months Up to 1 Over 1 to Over
1 month months months to 1 year year 2 years 2 years Total Total
Deposits from banks
2
$ 1,156 $ 142 $ 79 $ 479 $ 1,856 $ – $ – $ 1,856 $ 2,095
Bearer deposit notes 10 191 309 277 787 – – 787 1,804
Certificates of deposit 8,621 12,111 27,651 52,457 100,840 328 – 101,168 113,476
Commercial paper 7,637 10,869 19,896 20,791 59,193 1,146 – 60,339 40,515
Covered bonds 450 – 1,792 10,261 12,503 18,117 44,779 75,399 54,006
Mortgage securitization
3
119 1,593 1,147 1,324 4,183 5,155 23,346 32,684 27,131
Legacy senior unsecured medium-term
notes
4
– – – – – 88 – 88 3,162
Senior unsecured medium-term notes
5
– 7,845 1,720 11,221 20,786 17,311 55,060 93,157 100,492
Subordinated notes and debentures
6
– – – 200 200 – 11,273 11,473 9,620
Term asset backed securitization 302 – 2,495 4,169 6,966 1,150 1,488 9,604 2,204
Other
7
34,788 5,853 3,450 24,933 69,024 861 1,066 70,951 44,348
Total $ 53,083 $ 38,604 $ 58,539 $ 126,112 $ 276,338 $ 44,156 $ 137,012 $ 457,506 $ 398,853
Of which:
Secured $ 7,130 $ 5,766 $ 7,868 $ 39,051 $ 59,815 $ 24,423 $ 69,617 $ 153,855 $ 92,361
Unsecured 45,953 32,838 50,671 87,061 216,523 19,733 67,395 303,651 306,492
Total $ 53,083 $ 38,604 $ 58,539 $ 126,112 $ 276,338 $ 44,156 $ 137,012 $ 457,506 $ 398,853
1

Excludes BA, which are disclosed in the Remaining Contractual Maturity table within the “Managing Risk” section of this document.
2

The presentation has been changed to only include fixed-term commercial bank deposits, to better align with how management views the Bank’s composition of wholesale funding.
3

Includes mortgaged backed securities issued to external investors and Wholesale Banking residential mortgage trading business.
4

Includes a) senior debt issued prior to September 23, 2018; and b) senior debt issued on or after September 23,

2018 which is excluded from the bank recapitalization “bail-in” regime, including debt with an original term-to-maturity of less than 400 days.
5

Comprised of senior debt subject to conversion under the bank recapitalization “bail-in”

regime. Excludes $4.4 billion of structured notes subject to conversion under the “bail-in”
regime (October 31, 2023 – $5.7 billion).
6

Subordinated notes and debentures are not considered wholesale funding as they may be raised primarily for capital management purposes.
7
Includes fixed-term deposits from non-bank institutions (unsecured) of $17.3 billion (October 31, 2023 – $22.1 billion) and the remaining are non-term deposits.
Excluding the Wholesale Banking residential

mortgage trading business, the Bank’s total 2024

mortgage-backed securities issued to external

investors was
$2.3 billion (2023 – $1.3 billion) and other asset-backed

securities issued was $2.6 billion (2023 –

$0.4 billion). The Bank also issued $13.6

billion of unsecured
medium-term notes (2023 – $27.6 billion)

and $27.1 billion of covered bonds (2023

– $26.1 billion) during the year ended October

31, 2024.
MATURITY ANALYSIS OF ASSETS, LIABILITIES, AND OFF-BALANCE SHEET COMMITMENTS
The following table summarizes on-balance

sheet and off-balance sheet categories by remaining

contractual maturity. Off-balance sheet commitments include
contractual obligations to make future payments

on certain lease-related commitments, certain

purchase obligations,

and other liabilities. The values of credit
instruments reported in the following

table represent the maximum amount of additional

credit that the Bank could be obligated to extend

should such instruments
be fully drawn or utilized. Since a significant

portion of guarantees and commitments

are expected to expire without being

drawn upon, the total of the contractual
amounts is not representative of expected future

liquidity requirements. These contractual obligations

have an impact on the Bank’s short-term and

long-term
liquidity and capital resource needs.
The maturity analysis

presented does not depict the degree of

the Bank’s maturity transformation or the Bank’s exposure

to interest rate and liquidity risk. The
Bank’s objective is to fund its assets appropriately

to protect against borrowing cost volatility

and potential reductions to funding market

availability. The Bank
utilizes stable non-maturity deposits (chequing

and savings accounts) and term deposits

as the primary source of long-term funding

for the Bank’s non-trading
assets including personal and business

term loans and the stable balance of revolving

lines of credit.

Additionally, the Bank issues long-term funding in respect of such non-trading assets and raises short

term funding primarily to finance trading assets.

The liquidity of trading assets under stressed

market conditions is
considered when determining the appropriate

term of the funding.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 98
TABLE 58: REMAINING CONTRACTUAL

MATURITY
(millions of Canadian dollars) As at
October 31, 2024
No
Less than 1 to 3 3 to 6 6 to 9 9 months Over 1 to Over 2 to Over specific
1 month months months months to 1 year 2 years 5 years 5 years maturity Total
Assets
Cash and due from banks $
6,437
$
–
$
–
$
–
$
–
$
–
$
–
$
–
$
–
$
6,437
Interest-bearing deposits with banks
165,665 23 – – – – – – 4,242 169,930
Trading loans, securities, and other
1
3,773 4,852 6,777 4,852 4,729 11,756 28,458 27,484 83,089 175,770
Non-trading financial assets at fair value through
profit or loss
– 2 301 1,431 96 702 810 694 1,833 5,869
Derivatives
11,235 12,059 5,501 4,257 2,587 10,485 17,773 14,164 – 78,061
Financial assets designated at fair value through
profit or loss
367 251 486 613 292 1,144 1,865 1,399 – 6,417
Financial assets at fair value through other comprehensive

income
357 7,284 6,250 6,459 9,367 5,766 19,729 34,270 4,415 93,897
Debt securities at amortized cost, net of allowance
for credit losses
1,620 4,237 4,763 6,367 4,072 30,513 93,429 126,617 (3) 271,615
Securities purchased under reverse repurchase

agreements
2
134,310 35,360 19,897 10,119 5,299 1,722 482 – 1,028 208,217
Loans
Residential mortgages

7,502 11,817 13,066 16,074 4,353 86,112 132,381 60,344 – 331,649
Consumer instalment and other personal
974 1,758 2,509 4,077 6,137 28,498 88,052 35,096 61,281 228,382
Credit card
– – – – – – – – 40,639 40,639
Business and government

55,591 15,405 10,866 19,340 18,982 47,488 98,362 61,904 29,035 356,973
Total loans
64,067 28,980 26,441 39,491 29,472 162,098 318,795 157,344 130,955 957,643
Allowance for loan losses
– – – – – – – – (8,094) (8,094)
Loans, net of allowance for loan losses
64,067 28,980 26,441 39,491 29,472 162,098 318,795 157,344 122,861 949,549
Customers’ liability under acceptances

– – – – – – – – – –
Investment in Schwab
– – – – – – – – 9,024 9,024
Goodwill
3
– – – – – – – – 18,851 18,851
Other intangibles
3
– – – – – – – – 3,044 3,044
Land, buildings, equipment, other depreciable
assets, and right-of-use assets
3
– 8 1 4 12 81 562 3,130 6,039 9,837
Deferred tax assets
– – – – – – – – 4,937 4,937
Amounts receivable from brokers, dealers, and clients
22,115 – – – – – – – – 22,115
Other assets
6,556 2,478 2,989 556 367 373 312 153 14,397 28,181
Total assets $
416,502
$
95,534
$
73,406
$
74,149
$
56,293
$
224,640
$
482,215
$
365,255
$
273,757
$
2,061,751
Liabilities
Trading deposits $
4,522
$
2,516
$
2,768
$
2,101
$
3,715
$
5,488
$
7,566
$
1,736
$
–
$
30,412
Derivatives
9,923 11,556 5,740 3,319 2,783 8,800 12,877 13,370 – 68,368
Securitization liabilities at fair value
– 1,004 328 644 97 3,313 9,443 5,490 – 20,319
Financial liabilities designated at

fair value through profit or loss

50,711 25,295 51,967 40,280 37,964 1,477 – – 220 207,914
Deposits
4,5
Personal
14,229 31,997 30,780 16,971 19,064 15,120 15,590 7 497,909 641,667
Banks
14,714 4,287 2,434 16,343 6,954 – 3 – 12,963 57,698
Business and government
23,536 24,136 11,295 19,038 9,020 37,681 76,667 24,144 343,798 569,315
Total deposits
52,479 60,420 44,509 52,352 35,038 52,801 92,260 24,151 854,670 1,268,680
Acceptances
– – – – – – – – – –
Obligations related to securities sold short
1
1,431 2,392 750 971 603 8,303 10,989 12,610 1,466 39,515
Obligations related to securities sold under repurchase

agreements
2
173,741 21,172 2,096 1,036 30 1,225 23 – 2,577 201,900
Securitization liabilities at amortized cost
119 589 819 438 144 1,843 4,823 3,590 – 12,365
Amounts payable to brokers, dealers, and clients
26,598 – – – – – – – – 26,598
Insurance-related liabilities
224 448 671 671 705 1,184 1,656 727 883 7,169
Other liabilities
12,396 14,478 7,279 1,114 876 1,886 1,421 5,608 6,820 51,878
Subordinated notes and debentures

– – – 200 – – – 11,273 – 11,473
Equity
– – – – – – – – 115,160 115,160
Total liabilities and equity $
332,144
$
139,870
$
116,927
$
103,126
$
81,955
$
86,320
$
141,058
$
78,555
$
981,796
$
2,061,751
Off-balance sheet commitments
Credit and liquidity commitments
6,7
$ 31,198 $ 28,024 $ 26,127 $ 24,731 $ 21,440 $ 52,706 $ 174,388 $ 4,743 $ 1,948 $ 365,305
Other commitments
8
113 266 270 400 254 1,019 1,591 403 50 4,366
Unconsolidated structured entity commitments – – – 125 766 490 19 – – 1,400
Total off-balance sheet commitments $ 31,311 $ 28,290 $ 26,397 $ 25,256 $ 22,460 $ 54,215 $ 175,998 $ 5,146 $ 1,998 $ 371,071
1

Amount has been recorded according to the remaining contractual maturity of the underlying security.

2

Certain contracts considered short-term are presented in ‘less than 1 month’ category.
3

Certain non-financial assets have been recorded as having ‘no specific maturity’.
4

As the timing of demand deposits and notice deposits is non-specific and callable by the depositor,

obligations have been included as having ‘no specific maturity’.
5

Includes $75 billion of covered bonds with remaining contractual maturities of $2 billion in ‘over 3 months to 6 months’, $10 billion in ‘over 6 months to 9 months’, $18 billion in ‘over 1 to
2 years’, $37 billion in ‘over 2 to 5 years’, and $8 billion in ‘over 5 years’.
6

Includes $609 million in commitments to extend credit to private equity investments.
7

Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
8

Includes various purchase commitments as well as commitments for leases not yet commenced, and lease-related payments.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 99
TABLE 58: REMAINING CONTRACTUAL

MATURITY
(continued)
(millions of Canadian dollars) As at
October 31, 2023
No
Less than 1 to 3 3 to 6 6 to 9 9 months Over 1 to Over 2 to Over specific
1 month months months months to 1 year 2 years 5 years 5 years maturity Total
Assets
Cash and due from banks $
6,721
$
–
$
–
$
–
$
–
$
–
$
–
$
–
$
–
$
6,721
Interest-bearing deposits with banks
91,966 559 – – – – – – 5,823 98,348
Trading loans, securities, and other
1
4,328 6,329 5,170 3,008 4,569 13,226 27,298 25,677 62,485 152,090
Non-trading financial assets at fair value through
profit or loss
– – 354 1,538 199 1,664 828 1,351 1,406 7,340
Derivatives
10,145 10,437 5,246 4,244 3,255 11,724 25,910 16,421 – 87,382
Financial assets designated at fair value through
profit or loss
374 496 375 695 324 838 1,470 1,246 – 5,818
Financial assets at fair value through other comprehensive

income
745 2,190 1,200 5,085 2,223 9,117 15,946 29,845 3,514 69,865
Debt securities at amortized cost, net of allowance
for credit losses
1,221 4,020 4,073 16,218 3,480 22,339 116,165 140,502 (2) 308,016
Securities purchased under reverse repurchase

agreements
2
124,253 33,110 29,068 7,381 7,298 955 506 – 1,762 204,333
Loans
Residential mortgages

1,603 2,616 5,860 10,575 14,181 57,254 168,475 59,733 44 320,341
Consumer instalment and other personal
894 1,580 2,334 3,830 5,974 27,166 85,487 34,183 56,106 217,554
Credit card
– – – – – – – – 38,660 38,660
Business and government

37,656 10,058 13,850 14,886 16,964 42,460 96,952 67,190 26,512 326,528
Total loans
40,153 14,254 22,044 29,291 37,119 126,880 350,914 161,106 121,322 903,083
Allowance for loan losses
– – – – – – – – (7,136) (7,136)
Loans, net of allowance for loan losses
40,153 14,254 22,044 29,291 37,119 126,880 350,914 161,106 114,186 895,947
Customers’ liability under acceptances

14,804 2,760 5 – – – – – – 17,569
Investment in Schwab
– – – – – – – – 8,907 8,907
Goodwill
3
– – – – – – – – 18,602 18,602
Other intangibles
3
– – – – – – – – 2,771 2,771
Land, buildings, equipment, other depreciable
assets, and right-of-use assets
3
– 8 6 8 14 79 573 3,153 5,593 9,434
Deferred tax assets
4
– – – – – – – – 3,951 3,951
Amounts receivable from brokers, dealers, and clients
30,416 – – – – – – – – 30,416
Other assets
4
5,267 1,869 5,619 208 194 137 129 82 14,124 27,629
Total assets
4
$
330,393
$
76,032
$
73,160
$
67,676
$
58,675
$
186,959
$
539,739
$
379,383
$
243,122
$
1,955,139
Liabilities
Trading deposits $
1,272
$
1,684
$
5,278
$
4,029
$
4,153
$
6,510
$
6,712
$
1,342
$
–
$
30,980
Derivatives
9,068 9,236 4,560 3,875 2,559 8,345 16,589 17,408 – 71,640
Securitization liabilities at fair value
2 498 345 1,215 391 1,651 6,945 3,375 – 14,422
Financial liabilities designated at

fair value through profit or loss

48,197 30,477 37,961 42,792 32,473 112 – – 118 192,130
Deposits
5,6
Personal
6,044 19,095 22,387 14,164 19,525 17,268 20,328 51 507,734 626,596
Banks
19,608 68 29 – – – 4 1 11,515 31,225
Business and government
25,663 16,407 24,487 11,819 9,658 33,723 74,300 19,652 324,660 540,369
Total deposits
51,315 35,570 46,903 25,983 29,183 50,991 94,632 19,704 843,909 1,198,190
Acceptances
14,804 2,760 5 – – – – – – 17,569
Obligations related to securities sold short
1
135 1,566 1,336 1,603 1,309 5,471 19,991 11,971 1,279 44,661
Obligations related to securities sold under repurchase

agreements
2
146,559 10,059 6,607 457 1,142 150 46 – 1,834 166,854
Securitization liabilities at amortized cost
– 526 355 1,073 703 2,180 4,956 2,917 – 12,710
Amounts payable to brokers, dealers, and clients
30,872 – – – – – – – – 30,872
Insurance contract liabilities
4
243 305 327 258 253 694 1,131 501 2,134 5,846
Other liabilities
4
11,923 9,808 7,986 1,276 1,198 918 1,979 4,226 8,260 47,574
Subordinated notes and debentures

– – – – – 196 – 9,424 – 9,620
Equity
4
– – – – – – – – 112,071 112,071
Total liabilities and equity
4
$
314,390
$
102,489
$
111,663
$
82,561
$
73,364
$
77,218
$
152,981
$
70,868
$
969,605
$
1,955,139
Off-balance sheet commitments
Credit and liquidity commitments
7,8
$ 22,242 $ 24,178 $ 26,399 $ 21,450 $ 22,088 $ 47,826 $ 166,891 $ 5,265 $ 1,487 $ 337,826
Other commitments
9
109 279 214 197 204 889 1,364 424 73 3,753
Unconsolidated structured entity commitments – 836 3 239 95 729 – – – 1,902
Total off-balance sheet commitments $ 22,351 $ 25,293 $ 26,616 $ 21,886 $ 22,387 $ 49,444 $ 168,255 $ 5,689 $ 1,560 $ 343,481
1

Amount has been recorded according to the remaining contractual maturity of the underlying security.

2

Certain contracts considered short-term are presented in ‘less than 1 month’ category.
3

Certain non-financial assets have been recorded as having ‘no specific maturity’.
4

Balances as at October 31, 2023 have been restated for the adoption of IFRS 17. Refer to Note 4 of the Bank’s

2024 Consolidated Financial Statements for further details.
5

As the timing of demand deposits

and notice deposits is non-specific and callable by the depositor, obligations have been included as having ‘no specific maturity’.
6

Includes $54 billion of covered bonds with remaining contractual maturities of $6 billion in ‘over 3 months to 6 months’, $1 billion in ‘over 6 months to 9 months’, $12 billion in ‘over 1 to
2 years’, $31 billion in ‘over 2 to 5 years’, and $4 billion in ‘over 5 years’.
7

Includes $573 million in commitments to extend credit to private equity investments.
8

Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
9

Includes various purchase commitments as well as commitments for leases not yet commenced, and lease-related payments.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 100
Capital Adequacy Risk
Capital adequacy risk is the risk of insufficient

level and composition of capital being

available in relation to the amount of

capital required to carry out the Bank’s
strategy and/or satisfy regulatory and internal

capital adequacy requirements under normal

and stress conditions.
Capital is held to protect the viability

of the Bank in the event of unexpected

financial losses. Capital represents the loss-absorbing

funding required to provide a
cushion to protect depositors and other

creditors from unexpected losses.
Managing capital levels requires that the Bank

holds sufficient capital, in normal and stress environments,

to avoid the risk of breaching minimum capital

levels
prescribed by regulators and internal Board

limits.
WHO MANAGES CAPITAL ADEQUACY RISK
The Board oversees the Bank’s capital adequacy

and capital management by reviewing adherence

to capital targets and approving the annual

capital plan and the
Capital Adequacy Risk Management Policy. The Risk Committee

reviews and approves the Capital Adequacy

Risk Management Framework. The CRO

and the
CFO oversee that the Bank’s ICAAP is effective in

meeting capital adequacy requirements.
The ALCO recommends and maintains the

Capital Adequacy Risk Management Framework

and the Capital Adequacy Risk Management

Policy, and sets
additional capital targets and minimum requirements,

including the allocation of capital limits

to business segments, to support ongoing

compliance with the Capital
Adequacy Risk Management Policy. The ALCO also reviews the ongoing adherence to established capital targets in

support of the effective and prudent
management of the Bank’s capital position and

maintenance of adequate capital.
TBSM is responsible for forecasting and

monitoring compliance with capital targets, on

a consolidated basis, with oversight provided

by ALCO. TBSM updates
the capital forecast, including appropriate

changes to capital issuance, repurchase

and redemption. The capital forecast is reviewed

by ALCO. TBSM also leads
the ICAAP and EWST processes. The Bank’s business

segments are responsible for managing to assigned

RWA and leverage exposure limits.
Additionally, regulated subsidiaries of the Bank, including certain insurance subsidiaries and subsidiaries in the U.S. and other

jurisdictions, manage their capital
adequacy risk in accordance with applicable

regulatory requirements. Capital management

policies and procedures of subsidiaries

are also required to conform
with those of the Bank. U.S. regulated subsidiaries

of the Bank are required to follow several

regulatory guidelines, rules and expectations

related to capital
planning and stress testing including the U.S.

Federal Reserve Board’s Regulation YY establishing

Enhanced Prudential Standards for Foreign

Banking
Organizations, applicable to U.S. Bank Holding

Companies. Refer to the sections on “Future

Regulatory Capital Developments”, “Enterprise-Wide

Stress Testing”,
and “Risk Factors That May Affect Future Results”

for further details.
HOW TD MANAGES CAPITAL ADEQUACY RISK
Capital resources are managed in a manner

designed so that the Bank’s capital position can

support business strategies under both current

and future business
operating environments. The Bank manages

its operations within the capital constraints

defined by both internal and regulatory

capital requirements, so that it
meets the higher of these requirements.
Regulatory capital requirements represent

minimum capital levels. Capital targets are

established to provide a sufficient buffer so that the Bank

is able to
continuously meet these minimum capital requirements.

The purpose of these capital targets is

to reduce the risk of a breach of minimum

capital requirements,
due to unexpected events, allowing management

the opportunity to react to declining capital

levels before minimum capital requirements

are breached.
A periodic monitoring process is undertaken

to plan and forecast capital requirements.

As part of the annual planning process, business

segments are allocated
individual RWA and Leverage exposure limits. Capital generation and usage are monitored and reported

to the ALCO.
The Bank assesses the sensitivity of its

forecast capital requirements and new

capital formations to various economic

conditions through its EWST process.
The results of the EWST are considered in

the determination of capital targets and

capital risk appetite limits.
The Bank also determines its internal capital

requirements through the ICAAP process

using models to measure the risk-based

capital required based on its
own tolerance for the risk of unexpected

losses. This risk tolerance is calibrated

to the required confidence level so that

the Bank will be able to meet its
obligations, even after absorbing severe

unexpected losses over a one-year period.
In addition, the Bank has a Capital Contingency

Plan that is designed to prepare management

to maintain capital adequacy through periods

of bank-specific or
systemic market stress. The Capital Contingency

Plan outlines the governance and procedures

to be followed if the Bank’s consolidated capital

levels are forecast
to fall below capital targets or when there

are capital concerns from disruptive events

or trends. It also outlines potential

management actions that may be taken to
prevent such a breach from occurring.
Legal and Regulatory Compliance (including Financial Crime) Risk
Legal and Regulatory Compliance (including

Financial Crime) (LRC) risk is the risk associated

with the Bank’s failure to comply with applicable

laws, rules,
regulations, prescribed practices, contractual

obligations, the Bank’s

Code of Conduct and Ethics, or standards of

fair business conduct or market conduct, which
can lead to adverse judgements, fines, sanctions,

liabilities, or reputational harm

that could be material to the Bank. LRC risk

includes the regulatory risks
associated with financial crimes (which include,

but are not limited to, money laundering,

terrorist financing, bribery, corruption, and violations of economic sanctions), privacy, market conduct, consumer protection and business conduct, as well as prudential and other generally

applicable non-financial requirements.

The Bank is exposed to

LRC risk in virtually all

of its activities. Failure to

mitigate LRC risk and meet regulatory

and legal requirements can

impact the
Bank’s ability to meet strategic objectives,

poses a risk of censure

or penalty, may lead to

litigation, and puts the Bank’s

reputation at risk. Financial
penalties, reputational damage, and other

costs associated with legal proceedings and

unfavourable judicial or regulatory determinations may

also
adversely affect the Bank’s business,

results of operations and financial

condition. LRC risk generally cannot be

effectively mitigated by trying to limit

its
impact to any one business

or jurisdiction as realized LRC

risk may adversely impact

unrelated businesses or jurisdictions. LRC risk

exposure is inherent
in the normal course of

operating the Bank’s businesses. Known

LRC risks continue to rapidly change as

a result of evolving laws

and regulatory
expectations, as well as new

or emerging threats, including geopolitical

and those associated with use

of new, emerging and interrelated

technologies
and use of,

AI,

machine learning, models and decision-making

tools.
WHO MANAGES LEGAL AND REGULATORY COMPLIANCE (INCLUDING FINANCIAL

CRIME) RISK
The proactive and effective management

of LRC risk is complex given the

breadth and pervasiveness of exposure.

The LRC Risk Management
Framework applies enterprise-wide to the

Bank and to all its

corporate functions, business segments, its

governance, risk, and oversight functions,

and
its subsidiaries, and is aligned

with the Bank’s ERF. All the

Bank’s businesses are accountable for

operating their business in compliance with

LRC
(including financial crime) requirements applicable to their jurisdiction and specific businesses. All the Bank’s

businesses, including corporate functions,
are also accountable for the

LRC risk that they generate in their

operations, including LRC risks that may

arise in their dealings with third-party

vendors.
These accountabilities involve assessing

the risk, designing and implementing

controls, and monitoring and reporting

on their ongoing effectiveness to
safeguard the businesses from operating outside

of the Bank’s risk appetite.

Global Compliance and Financial Crime Risk

Management (FCRM) are

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 101
independent oversight functions (the “Oversight

Functions”) and are accountable for

RCM oversight and provide

objective guidance, and oversight with
respect

to managing

LRC risk. Legal,

U.S. Regulatory Relations & Government

Affairs (RRGA)/and Regulatory Risk provide advice

with

respect

to managing
LRC risk. Representatives of these

groups interact regularly with senior executives of

the Bank’s businesses. Also, the

senior management of Legal,
Compliance, and FCRM have established regular meetings

with and reporting to the Audit

Committee, which oversees the establishment

and
maintenance of policies and programs

designed to help achieve and maintain

the Bank’s compliance with the

applicable LRRs. Senior management of
the Compliance Department also report

regularly to the Corporate Governance Committee,

which oversees conduct risk management

in the Bank, the
establishment and maintenance of policies

in respect of the Bank’s compliance

with the consumer protection provisions of

the Canadian Financial
Consumer Protection Framework, and in

its capacity as the Bank’s conduct

review committee, related party transactions for

the Bank and certain of

its
Canadian subsidiaries that are federally-regulated financial institutions. In addition, senior management

of Regulatory Risk has established periodic
reporting to the Board and

regular reporting to the Risk Committee.
HOW TD MANAGES LEGAL AND REGULATORY COMPLIANCE (INCLUDING

FINANCIAL CRIME) RISK
Effective management of LRC risk is a result of enterprise-wide collaboration and requires (a) independent and

objective identification and oversight

of LRC risk,
(b) objective guidance and advisory services

and/or independent challenge and oversight

to identify, assess, control, and monitor LRC risk, and (c) an approved set of frameworks, policies, procedures, guidelines,

and practices. While each business line

and corporate function is accountable for

owning LRC risk, each of the
Oversight Functions plays a critical role in

the management of LRC risk at the Bank.

Depending on the circumstances, they play

different roles at different times:
‘trusted advisor’, provider of objective

guidance, independent challenge,

and oversight and control (including ‘gatekeeper’

or approver).

Compliance performs the following functions:

it acts as an independent Regulatory Compliance

oversight function to establish enterprise

standards for business
and Oversight Functions in managing regulatory

compliance risk; it fosters a culture of integrity, ethics and compliance,

with accountability understood and
accepted throughout TD to manage and mitigate

Regulatory Compliance Risks; it assesses the

adequacy of, adherence to, and effectiveness of

the Bank’s day-to-
day RCM controls; it proactively manages regulatory

change and maintains a RCM Regulatory

Change Standard for Oversight Functions to

do the same; and it
supports the Chief Compliance Officer in providing an

opinion to the Audit Committee as to

whether the RCM controls are sufficiently robust to

achieve compliance
with applicable regulatory requirements.

FCRM acts as an independent regulatory compliance

and risk management oversight function

and is responsible for regulatory compliance

(laws, rules,
regulations) and the broader prudential risk

management components of the AML,

Anti-Terrorist Financing, Sanctions, and Anti-Bribery/Anti-Corruption programs
(collectively, the “FCR Programs”), including their design, content, and enterprise-wide implementation; develops

policies and standards, monitors, evaluates,

and
reports on FCR Program controls, design, and

execution; and reports on the overall

adequacy and effectiveness of the FCR Programs,

including program design
and operation.

For their respective programs, Compliance

and FCRM have developed methodologies and

processes to measure and aggregate regulatory

compliance risks and
FCR program risks (including the risks that

our products, and services and delivery

channels are misused for financial crime)

on an ongoing basis as a baseline to
assess whether the Bank’s internal controls are

effective in adequately identifying and mitigating

such risks and determine whether individual

or aggregate
business activities are conducted within

the Bank’s risk appetite.

As further described in the “Significant Events –

Global Resolution of the Investigations

into the Bank’s U.S. BSA/AML Program” section above,

the Bank is
undertaking a remediation of its U.S. BSA/AML

Program and undertaking several improvements

to the Bank’s enterprise-wide AML/Anti-Terrorist Financing and
Sanctions Programs (the “Enterprise AML Program”).

Similar to the U.S. BSA/AML remediation

program, the FINTRAC remediation and

other planned strategic
enhancements of the Enterprise AML Program

outside the U.S. are organized under

five core pillars; (i) People & Talent, (ii) Governance & Structure, (iii) Policy

&
Risk Assessment, (iv) Process & Control,

(v) Data & Technology. The Bank has established a dedicated program management infrastructure to monitor execution
against these programs. For the U.S.,

the work is being overseen by the Compliance

Committee of the U.S. subsidiary boards

and is expected to be a multi-year
endeavour, involving additional investments. In Canada, the

work is subject to oversight by senior executive

governance forums

along with regular reporting to the
Audit Committee of the Board.
Legal acts as an independent provider of

legal services and advice and protects

the Bank from unacceptable legal risk. Legal has

also developed methodologies
for measuring litigation risk for adherence

to the Bank’s risk appetite.

Processes employed by Legal, Compliance, and

FCRM (including policies and frameworks,

training and education, and the Bank’s Code of Conduct

and Ethics)
support the responsibility of each business

to adhere to LRC requirements.
Finally, the Corporate and Public Affairs (CAPA), Regulatory Risk Management and RRGA departments also create and facilitate communication

with elected
officials and regulators, monitor legislation and

regulations, support business relationships

with governments, coordinate regulatory

examinations, track and
monitor issues from those examinations,

support regulatory discussions on new

or proposed products or business initiatives,

and advance the public policy
objectives of the Bank.
Reputational Risk
Reputational risk is the potential that stakeholder

perceptions, whether true or not, regarding

the Bank’s business practices, actions or inactions,

will or may cause
a significant decline in the Bank’s value, brand, liquidity

or customer base, or require costly measures

to address.
Stakeholders include customers, shareholders,
employees, regulators, and the communities

in which we operate.
A company’s reputation is a valuable business

asset that is essential to optimizing shareholder

value and therefore, is constantly at risk.

Reputational risk can
arise as a consequence of negative perceptions

about the Bank’s business practices involving

any aspect of the Bank’s operations and usually

involves concerns
about business ethics and integrity, competence, or the quality or suitability of products and services. Since

all risk categories can have an impact

on a company’s
reputation, reputational risk is not managed

in isolation from the Bank’s other major risk

categories and can ultimately impact its brand,

earnings, and capital.
WHO MANAGES REPUTATIONAL RISK
Responsibility for managing risks to the Bank’s reputation

ultimately lies with the SET and the executive

committees that examine reputational risk

as part of their
regular mandate. The ERRC is the most

senior executive committee for the review of reputational

risk matters at TD. The mandate of

the ERRC is to oversee the
management of reputational risk within

the Bank’s risk appetite. Its main accountability is

to review and assess business and

corporate initiatives and activities

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 102
where significant reputational risk profiles

have been identified and escalated. The

ERRC also provides a forum for discussion,

review, and escalation for non-
traditional risks.
At the same time, every employee and representative

of the Bank has a responsibility to

contribute in a positive way to the Bank’s reputation

and the management
of reputational risk. This means that every

Bank employee is responsible for following

ethical practices at all times, complying

with applicable policies, legislation,
and regulations and are also supporting positive

interactions with the Bank’s stakeholders.

Reputational risk is most effectively managed when

everyone at the
Bank works continuously to protect and enhance

the Bank’s reputation. Where an employee is aware

of or suspects any conduct that violates

TD’s Code of
Conduct and Ethics, they have an obligation

to immediately report such conduct.
HOW TD MANAGES REPUTATIONAL RISK
The Bank’s approach to the management of reputational

risk combines the experience and

knowledge of individual business segments,

corporate shared service
areas and governance, risk and oversight functions.

It is based on enabling the Bank’s businesses

to understand their risks and developing

the policies,
processes, and controls required to manage

these risks appropriately and in line with

the Bank’s strategy and reputational risk appetite.

The Bank’s Reputational
Risk Management Framework provides a

comprehensive overview of its approach

to the management of this risk. Amongst other

significant

policies, the Bank’s
Enterprise Reputational Risk Management Policy

is approved by the Group Head and

CRO and sets out the requirements under which

business segments and
corporate shared services are required

to manage reputational risk. These requirements

include implementing procedures and

designating a business-level
committee (where required by the Policy) to review

and assess reputational risks and escalation

to the ERRC as appropriate.
The Bank also has an enterprise-wide New

Business and Product Approval (NBPA) Policy that is approved by the CRO and establishes standard

practices to
support consistent processes for approving

new businesses, products, and services

across the Bank. The policy is supported by

business segment specific
processes, which involve independent review

from oversight functions, and consideration of

all aspects of a new product, including reputational

risk.
Environmental and Social Risk
E&S risk is the risk of financial loss, reputational

damage or other harm resulting from the

Bank’s inability to manage and respond to changing

environmental or
social factors that impact or are associated

with the Bank’s operations, business activities, products,

clients, or the communities in which the Bank

operates.
Operating a complex financial institution in

multiple jurisdictions exposes the Bank’s businesses

and operations to a broad range of financial

and non-financial
risks. Environmental and social issues expose

the Bank to a set of risks (collectively, E&S risk) that are transverse,

meaning they can drive financial and non-
financial risks, including but not limited to credit,

strategic, reputational, legal and regulatory

compliance risks.

WHO MANAGES ENVIRONMENTAL AND SOCIAL RISK
ESG Risk Management (ESG RM) establishes

E&S risk frameworks, policies, processes,

governance,

and

reporting structures for business and corporate
functions to identify, assess, measure, control,

monitor and report on E&S risks. Business

and corporate functions own and

manage the risks. Internal polices and
procedures require business and corporate

functions to consider the applicability and assessment

of E&S risk in current and new business

activity. Internal policies
also require business unit governance and business

processes to incorporate an assessment

of E&S risk and apply an appropriate

level of governance and
oversight consistent with their business procedures.
ESG RM is also developing enterprise-wide

tools and programs to support measurement

and monitoring activities, in addition

to business and corporate segment
activities. E&S Risk activities are a component

of the Bank’s E&S Target Operating Model (TOM) and Implementation Plans.

Senior Management oversight is maintained

through monitoring and reporting to the

OROC, ERMC and Risk Committee of

the Board.
HOW TD MANAGES ENVIRONMENTAL AND SOCIAL RISK
The Bank follows a disciplined approach to

managing financial and non-financial risks,

driven by E&S risks which may have a present

or future impact on the
Bank’s competitive position, brand or long-term

shareholder value creation. The Bank considers

current and potential E&S risk in the strategies

it executes, as
appropriate, by enabling informed decision-making

based on internal capabilities, industry

practices, legal and regulatory obligations,

and stakeholder expectations
– including shareholders and customers -

as they continue to evolve.
The Enterprise E&S Risk Framework outlines

how the Bank manages E&S risk. This

Framework is reinforced by risk-specific

policies including the Enterprise E&S
Risk Policy that establishes requirements

for business and corporate segments to effectively

manage their E&S risk. Business and corporate

segments, as
applicable, certify compliance with the E&S

Risk Policy requirements on an annual

basis.

With respect to non-retail lending, the Bank

takes a measured, client-focused and risk-based

approach to E&S risks. When a risk

assessment indicates a
heightened level of risk, the Bank conducts

enhanced due diligence that could include

the use of tools such as physical risk identification,

heatmaps, industry risk
ratings, client engagement and questionnaires,

financed emissions estimation and analytics

systems, environmental site assessments,

site visits, industry
research, and media scans, as applicable.

Risk assessment and enhanced due diligence

results follow the Bank’s risk governance process,

which may include
segment level and enterprise-level reputational

risk committee oversight. Following

this process, TD makes decisions to conduct

transactions based on the risks
presented by an individual customer and

the Bank’s ability to manage those risks.

The Bank continues to assess the impacts

associated with new and material changes

made to TD products, services, projects, and initiatives

by incorporating an
E&S risk assessment into the Bank’s Change Risk

Management process. Additionally, the Bank’s enterprise-wide Business

Continuity and Crisis Management
Program continues to support management’s ability

to operate the Bank’s businesses and operations

in the event of a business disruption incident,

including the
incremental impact of climate change.
The Bank’s E&S metrics, targets and performance

are publicly reported within its annual

sustainability reporting suite. Key performance

measures reported by the
Bank are informed by the Global Reporting

Initiative (GRI), the Sustainability Accounting

Standards Board (SASB) and the

FSB’s TCFD recommendations, with
select metrics that are independently assured.
Climate-Related Risk
Climate-related risk is the risk of reputational damage and/or financial loss arising from the physical and transition

risks of climate change to the Bank,

its clients or
the communities in which the Bank operates.

This includes physical risks arising from

the consequences of a changing climate,

as well as transition risks arising

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 103
from the process of shifting to a low-carbon

economy. In its 2023 annual sustainability reporting suite,

the Bank highlighted its progress to assess

and manage
climate-related risk and effectively manage its business

strategies and continues to capture opportunities

in light of these evolving risks.

The Bank continues to evolve its ESG/Climate

TOM to support its work to implement TD’s Climate Action

Plan and to manage climate-related risks

through
dedicated work streams, including an enterprise

Climate Risk Strategy and Climate

Risk Scenario Analysis Program. The Bank

continues to work towards building
its expertise and capabilities for managing

climate-related risks, captured through

the E&S TOM via dedicated workstreams including

advancing climate-related
risk identification and measurement processes

and developing the Bank’s enterprise climate

data strategy.

TD’s Climate Scenario Analysis program helps

the Bank better understand the impacts of

climate-related financial risks. Climate

scenario analysis evaluates a
range of hypothetical outcomes by considering a

variety of alternative plausible future scenarios

under a given set of assumptions and

constraints. While scenarios
are not designed to deliver precise outcomes

or forecasts, they provide a way for the

Bank to consider how the future might look

and how we can prepare. The
Bank’s continued participation in scenario analysis

pilot exercises and programs across a range

of climate scenarios supports the development

of tools and
capabilities regarding climate data and

climate-related risk modelling. Developing these

capabilities supports the Bank’s understanding

of the transition and
physical risks of climate change, which will

help inform the Bank’s approach to further integrate

climate-related risk management activities

across the enterprise.
The Bank continues to refresh and enhance

the scope of its Climate Risk Heatmap,

supported by an Industry Risk Review process,

to support physical and
transition climate-related risk identification and

assessment and to refine its understanding

of the industry sector and geographic location

sensitivities that climate-
related risk may have on the Bank and its assets,

clients, and communities in which it operates.

TD is applying its Physical Climate Risk Identification

Framework
across its footprint and business lines to inform

risk control assessment processes and

business strategies.

The Bank contributes to public consultations

and advocacy initiatives on emerging climate

issues, including disclosure frameworks

proposed by regulators and
standard setters. The Bank also engages

with environmental and community NGOs, industry

associations, rating agencies, Indigenous

communities and
responsible investment organizations.

TD also participates in various North American

working groups, and as a member of

the Partnership for Carbon Accounting Financials,

helps develop and refine calculation methodologies

for emerging climate metrics. The Bank continues

its membership in the Risk Management

Association
Climate Risk Consortium, which focuses on

bringing financial institutions together to advance

the awareness of and address the risks

relevant to climate change,
by developing frameworks, and recommendations

for governance, disclosure, and risk management

principles.
TD recognizes it faces transition risk

from its own activities, as well as from the

clients we serve. In 2020, the Bank announced

a target to achieve net-zero
greenhouse gas (GHG) emissions associated

with the Bank’s operations and financing activities

by 2050, in alignment with the associated

principles of the Paris
Agreement.
The Bank monitors and assesses legal, policy, regulatory, economic, technological and stakeholder developments regarding E&S

matters, including the transition
to net zero, and how those developments

may affect its E&S metrics and targets. Accordingly, the Bank may adjust its E&S metrics or targets to reflect these
developments. In addition, E&S methodologies

or standards used by regulators, the financial

sector, industry groups or associations that the Bank

participates in
or belongs to, or that the Bank or its clients

use to measure and report on their GHG emissions

could result in the Bank amending or restating

its baselines,
calculated results or targets, and may result in

the Bank withdrawing from or modifying its

membership in certain groups or associations.

Limitations on the
availability and reliability of data may also

impact the Bank’s ability to assess and evaluate

E&S risks. The Bank is mindful of data

availability and data quality
limitations impacting risk management

and financed emissions efforts and work continues

through industry forums to address the lack

of standardized taxonomies
and methodologies. These limitations are expected

to improve over time as the Bank continues

to advance its data capabilities by working

with internal and
external subject matter experts, leading

to more robust and reliable E&S risk monitoring,

analysis, and reporting. The Bank assesses,

and will continue to assess,
the potential impacts of climate change and

related risks on its operations, lending portfolios,

investments, and businesses.
Regulatory and Standard Setter Developments

Concerning E&S Risk
On March 7, 2023, OSFI issued Guideline B-15:

Climate Risk Management (Guideline B-15),

which sets out OSFI’s expectations related to the

management and
disclosure of climate-related risks and opportunities.

Effective dates of Guideline B-15 begin October

31, 2024 for certain components, and annual

disclosures are
required to be made publicly available no later

than 180 days after fiscal year-end. The Bank’s required

public disclosures will be released in the

2024
sustainability reporting suite.

On June 26, 2023, the International Sustainability

Standards Board (ISSB) under the IFRS

Foundation, issued its first two sustainability

standards, IFRS S1
General Requirements for Disclosures of Sustainability-related

Financial Information and IFRS S2 Climate-related

Disclosures. IFRS S1 sets out the disclosure
requirements for financially material information

about sustainability-related risks and

opportunities to meet investor information

needs, and IFRS S2 specifically
sets the disclosure requirement for Climate-related

risks and opportunities. ISSB recommends

an effective date for annual reporting periods

beginning on or after
January 1, 2024, and this is subject to Canadian

jurisdiction’s endorsement. Early application is permitted

on or before the date of initial application

of IFRS S1 and
IFRS S2. The International Organization of

Securities Commissions (IOSCO) has officially endorsed

IFRS S1 and IFRS S2 on July 23, 2023,

and is now calling its
member jurisdictions to consider ways they

may adopt or apply the ISSB standards. The

Bank is currently assessing the impact of

adopting these standards and
monitoring communications from the Canadian

Securities Administrators.
Codes of Conduct and Human Rights
The Bank has several policies, including the

Bank’s Code of Conduct and Ethics, which reflect

the Bank’s commitment to manage its business

responsibly and in
compliance with applicable laws. For additional

information on the Code of Conduct and Ethics,

refer to the “Legal and Regulatory Compliance

(including Financial
Crime) Risk” section above. In 2024, the

Bank published a refreshed Statement on

Human Rights, which reflects the corporate

responsibility to respect human
rights as set out in the United Nations Guiding

Principles on Business and Human Rights

(UNGP). The Bank and its applicable subsidiaries

also publish reports
pursuant to modern slavery legislation

to which they are subject. The Bank’s current Human

Rights Statement and Modern Slavery

and Human Trafficking Report
can be found here: https://www.td.com/ca/en/about-td/for-investors/policies-and-references.
In 2023, the Bank embarked on a process

to review its policies, procedures and training

programs relating to Indigenous Peoples

and free, prior and informed
consent (FPIC) to assess the operationalization

of FPIC. In June 2024, the Bank reported

on the outcome and progress of this policy

and training review.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 104
TD’s Financial Consumer Protection Framework Policy

aims to promote responsible conduct

across Canadian banks and protect financial

services customers. It
also includes components related to promoting

transparency for customers to help

them make informed decisions and provisions

related to fair and equitable
dealing (e.g., requirements for cancelling

agreements, access to basic banking services

and complaints processes).

In the U.S., TD’s Fair & Responsible Banking Policy

supports the Bank’s commitment to treat all individuals

fairly and equitably in offering and providing banking
products and services: to mitigate risk to

the consumer; to prevent discriminatory practices

and unfair, deceptive or abusive acts or practices (UDAAP);

and to
maintain compliance with applicable federal and

state laws and regulations. TD’s Complaint Policy

enables it to identify and address customer

issues and continue
to enhance its legendary customer experience.
The Bank’s Supplier Code of Conduct also reflects

its commitment to respect human rights.

New or prospective suppliers providing goods

or services through the
Bank’s centralized Strategic Sourcing Group

must register through an enterprise procurement

system requiring them to represent that they

operate in accordance
with the expectations described in its Supplier

Code of Conduct, including those relating

to the protection of human rights and fair labour

practices.

In addition, the
Bank’s North American Supplier Diversity Program

seeks to promote a level playing field

and encourage the inclusion of women,

Black, Indigenous and other
minorities, the 2SLGBTQ+ community,

people with disabilities, veterans, refugees

and other diverse suppliers in its procurement

process.
To reflect this goal, the
Bank’s Statement on Supplier Diversity, recognizes diversity and inclusion as both a core value and a business imperative.
ACCOUNTING STANDARDS AND

POLICIES
Critical Accounting Policies

and Estimates
ACCOUNTING POLICIES AND ESTIMATES
The Bank’s accounting policies and estimates are

essential to understanding its results of

operations and financial condition. A

summary of the Bank’s material
accounting policies and estimates are presented

in the Notes of the 2024 Consolidated

Financial Statements. The Bank’s critical accounting

policies are reviewed
with the Audit Committee on a periodic basis.

Critical accounting policies that require

management’s judgment and estimates include

the classification and
measurement of financial assets, accounting

for impairments of financial assets, accounting

for leases, the determination of fair value of financial

instruments,
accounting for derecognition, the valuation

of goodwill and other intangibles, accounting

for employee benefits, accounting for income

taxes, accounting for
provisions, accounting for insurance, the consolidation

of structured entities,

and accounting for revenue from

contract with customers.
The Bank’s 2024 Consolidated Financial Statements

have been prepared in accordance with

IFRS. For details of the Bank’s accounting policies

under IFRS,
refer to Note 2 of the Bank’s 2024 Consolidated

Financial Statements.
ACCOUNTING JUDGMENTS, ESTIMATES, AND ASSUMPTIONS
The estimates used in the Bank’s accounting policies

are essential to understanding its results

of operations and financial condition.

Some of the Bank’s policies
require subjective, complex judgments and

estimates as they relate to matters that

are inherently uncertain. Changes in these judgments

or estimates and
changes to accounting standards and policies

could have a materially adverse impact

on the Bank’s Consolidated Financial Statements.

The Bank has established
procedures to ensure that accounting policies

are applied consistently and that the processes

for changing methodologies, determining estimates,

and adopting
new accounting standards are well-controlled

and occur in an appropriate and systematic

manner.
CLASSIFICATION AND MEASUREMENT OF FINANCIAL ASSETS
Business Model Assessment

The Bank determines its business models

based on the objective under which its

portfolios of financial assets are managed.

Refer to Note 2 of the Bank’s
2024 Consolidated Financial Statements

for details on the Bank’s business models.

In determining its business models, the Bank

considers the following:

●

Management’s intent and strategic objectives

and the operation of the stated policies in practice;
●

The primary risks that affect the performance

of the portfolio of assets and how these risks

are managed;

●

How the performance of the portfolio is evaluated

and reported to management; and
●

The frequency and significance of financial

asset sales in prior periods, the reasons

for such sales and the expected future sales activities.
Sales in themselves do not determine the business

model and are not considered in isolation.

Instead, sales provide evidence about

how cash flows are realized.
A held-to-collect business model will be reassessed

by the Bank to determine whether

any sales are consistent with an objective

of collecting contractual cash
flows if the sales are more than insignificant

in value or more than infrequent.
Solely Payments of Principal and Interest

Test
In assessing whether contractual cash flows

represent solely payments of principal

and interest (SPPI), the Bank considers

the contractual terms of the instrument.
This includes assessing whether the

financial asset contains contractual terms that

could change the timing or amount of contractual

cash flows such that they
would not be consistent with a basic lending arrangement.

In making the assessment, the Bank considers

the primary terms as follows and assesses

if the
contractual cash flows of the instrument continue

to meet the SPPI test:
●

Performance-linked features;
●

Terms that limit the Bank’s claim to cash flows

from specified assets (non-recourse terms);
●

Prepayment and extension terms;
●

Leverage features;
●

Features that modify elements of the time

value of money; and

●

Sustainability-linked features.
IMPAIRMENT OF FINANCIAL ASSETS
Significant Increase in Credit Risk

For retail exposures, criteria for assessing

significant increase in credit risk are

defined at the appropriate product or

portfolio level and vary based on the
exposure’s credit risk at origination. The criteria

include relative changes in PD, absolute

PD backstop, and delinquency backstop

when contractual payments are
more than 30 days past due. Significant increase

in credit risk since initial recognition

has occurred when one of the criteria is

met.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 105
For non-retail exposures, BRR is determined

on an individual borrower basis using industry

and sector specific credit risk models that

are based on historical
data. Current and forward-looking information

that is specific to the borrower, industry, and sector is considered based on expert credit judgment. Criteria for
assessing significant increase in credit risk

are defined at the appropriate segmentation

level and vary based on the BRR of the exposure

at origination. Criteria
include relative changes in BRR, absolute

BRR backstop, and delinquency backstop

when contractual payments are more than 30

days past due. Significant
increase in credit risk since initial recognition

has occurred when one of the criteria is

met.
Measurement of Expected Credit Loss
ECLs are recognized on the initial recognition

of financial assets. Allowance for credit losses

represents management’s unbiased estimate

of the risk of default and
ECLs on the financial assets, including any off-balance

sheet exposures, at the balance sheet date.
For retail exposures, ECLs are calculated as

the product of PD, LGD, and EAD at

each time step over the remaining expected

life of the financial asset and
discounted to the reporting date based on

the EIR. PD estimates represent the forward-looking

PD, updated quarterly based on the Bank’s

historical experience,
current conditions, and relevant forward-looking

expectations over the expected life of

the exposure to determine the lifetime PD

curve. LGD estimates are
determined based on historical charge-off events

and recovery payments, current information

about attributes specific to the borrower, and direct

costs. Expected
cash flows from collateral, guarantees, and

other credit enhancements are incorporated

in LGD if integral to the contractual terms.

Relevant macroeconomic
variables are incorporated in determining

expected LGD. EAD represents the expected

balance at default across the remaining

expected life of the exposure. EAD
incorporates forward-looking expectations

about repayments of drawn balances and

future draws where applicable.
For non-retail exposures, ECLs are calculated

based on the present value of cash shortfalls

determined as the difference between contractual

cash flows and
expected cash flows over the remaining expected

life of the financial instrument. Lifetime

PD is determined by mapping the exposure’s

BRR to forward-looking PD
over the expected life. LGD estimates are

determined by mapping the exposure’s FRR

to expected LGD which takes into account

facility-specific characteristics
such as collateral, seniority ranking of debt,

and loan structure. Relevant macroeconomic

variables are incorporated in determining

expected PD and LGD.
Expected cash flows are determined by applying

the PD and LGD estimates to the contractual

cash flows to calculate cash shortfalls over

the expected life of the
exposure.
Forward-Looking Information

In calculating ECLs, the Bank employs internally

developed models that utilize parameters

for PD, LGD, and EAD. Forward-looking

macroeconomic factors
including at the regional level are incorporated

in the risk parameters as relevant.

Additional risk factors that are industry

or segment specific are also incorporated,
where relevant. Forward-looking macroeconomic

forecasts are generated by TD Economics

as part of the ECL process: A base economic

forecast is accompanied
with upside and downside estimates of realistically

possible economic conditions by considering

the sources of uncertainty around the base

forecast. All
macroeconomic forecasts are updated quarterly

for each variable on a regional basis where

applicable and incorporated as relevant

into the quarterly modelling of
base, upside and downside risk parameters

used in the calculation of ECL scenarios and

probability-weighted ECLs. TD Economics

will apply judgment to
recommend probability weights to each forecast

on a quarterly basis. The proposed

macroeconomic forecasts and probability

weightings are subject to robust
management review and challenge process

by a cross-functional committee that

includes representation from TD Economics,

Risk, Finance, and Business. ECLs
calculated under each of the three forecasts are

applied against the respective probability

weightings to determine the probability-weighted

ECLs. Refer to Note 8
for further details on the macroeconomic

variables and ECL sensitivity.
Expert Credit Judgment

Management’s expert credit judgment is used

to determine the best estimate for the qualitative

component contributing to ECLs, based on an assessment

of
business and economic conditions, historical

loss experience, loan portfolio composition,

and other relevant indicators and forward-looking

information that are not
fully incorporated into the model calculation.

There remains elevated economic uncertainty,

and management continues to exercise expert

credit judgment in assessing if an exposure

has experienced
significant increase in credit risk since initial recognition and in determining the amount of ECLs at

each reporting date.
To the extent that certain effects are not
fully incorporated into the model calculations,

temporary quantitative and qualitative adjustments

have been applied.
LEASES
The Bank applies judgment in determining

the appropriate lease term on a lease-by-lease

basis. All facts and circumstances that

create an economic incentive to
exercise a renewal option or not to exercise

a termination option including investments

in major leaseholds, branch performance

and past business practice are
considered. The periods covered by renewal

or termination options are only included

in the lease term if it is reasonably certain

that the Bank will exercise the
options; management considers “reasonably

certain”

to be a high threshold. Changes in the economic

environment or changes in the industry

may impact the
Bank’s assessment of lease term, and any changes

in the Bank’s estimate of lease terms

may have a material impact on the Bank’s Consolidated

Balance Sheet
and Consolidated Statement of Income.
In determining the carrying amount of right-of-use

(ROU) assets and lease liabilities,

the Bank is required to estimate the incremental

borrowing rate specific to
each leased asset or portfolio of leased assets

if the interest rate implicit in the lease

is not readily determinable. The Bank

determines the incremental borrowing
rate of each leased asset or portfolio of leased

assets by incorporating the Bank’s creditworthiness,

the security, term, and value of the ROU asset, and the
economic environment in which the leased

asset operates. The incremental borrowing

rates are subject to change mainly due

to changes in the macroeconomic
environment.
FAIR VALUE MEASUREMENTS

The fair value of financial instruments traded

in active markets at the balance

sheet date is based on their quoted market prices.

For all other financial instruments
not traded in an active market, fair value may

be based on other observable current

market transactions involving the same

or similar instruments, without
modification or repackaging, or is based on

a valuation technique which maximizes

the use of observable market inputs. Observable

market inputs may include
interest rate yield curves, foreign exchange

rates, and option volatilities. Valuation techniques include comparisons with similar instruments where observable
market prices exist, discounted cash flow

analysis, option pricing models, and

other valuation techniques commonly

used by market participants.
For certain complex or illiquid financial instruments,

fair value is determined using valuation

techniques in which current market transactions

or observable
market inputs are not available. Judgment is used

when determining which valuation techniques

to apply, liquidity considerations, and model inputs such as volatilities, correlations, spreads, discount rates,

pre-payment rates, and prices of underlying

instruments. Any imprecision in these estimates

can affect the
resulting fair value.

Judgment is also used in recording valuation

adjustments to model fair values to account

for system limitations or measurement uncertainty, such as when valuing complex and less actively traded

financial instruments. If the market for a

complex financial instrument develops,

the pricing for this instrument may
become more transparent, resulting in refinement

of valuation models.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 106
DERECOGNITION OF FINANCIAL ASSETS
Certain financial assets transferred may

qualify for derecognition from the Bank’s Consolidated

Balance Sheet. To qualify for derecognition, certain key
determinations must be made, including

whether the Bank’s rights to receive cash flows

from the financial assets

have been retained or transferred and

the extent
to which the risks and rewards of ownership

of the financial assets have been retained

or transferred. If the Bank neither transfers nor

retains substantially all of
the risks and rewards of ownership of the

financial assets, a decision must be made as

to whether the Bank has retained control of

the financial assets.

Upon derecognition, the Bank will record a gain

or loss on sale of those assets which is

calculated as the difference between the carrying amount

of the asset
transferred and the sum of any cash proceeds

received, including any financial assets received

or financial liabilities assumed, and any

cumulative gains or losses
allocated to the transferred asset that had been

recognized in AOCI. In determining the

fair value of any financial assets received, the

Bank estimates future cash
flows by relying on estimates of the amount

of interest that will be collected on the

securitized assets, the yield to be paid to investors,

the portion of the securitized
assets that will be prepaid before their

scheduled maturity, ECLs, the cost of servicing the assets, and the rate at which to discount these expected

future cash
flows. Actual cash flows may differ significantly

from those estimated by the Bank.

Retained interests are financial interests in

transferred assets retained by the Bank.

They are classified as trading securities and

are initially recognized at
relative fair value on the Bank’s Consolidated Balance

Sheet. Subsequently, the fair value of retained interests is determined by estimating the present value

of
future expected cash flows. Differences between

the actual cash flows and the Bank’s estimated

future cash flows are recognized in trading

income (loss). These
assumptions are subject to periodic reviews

and may change due to significant changes

in the economic environment.
GOODWILL
The recoverable amount of the Bank’s cash-generating

units (CGUs) or groups of CGUs is determined

from internally developed valuation

models that consider
various factors and assumptions such as

forecasted earnings, growth rates, discount

rates, and terminal growth rates.

Management is required to use judgment in
estimating the recoverable amount of the

CGUs or groups of CGUs, and the use of

different assumptions and estimates in the

calculations could influence the
determination of the existence of impairment

and the valuation of goodwill. Management

believes that the assumptions and estimates

used are reasonable and
supportable. Where possible, assumptions

generated internally are compared to relevant

market information. The carrying amounts of

the Bank’s CGUs or groups
of CGUs are determined by management

using risk-based capital models to adjust

net assets and liabilities by CGU. These

models consider various factors
including market risk, credit risk, and operational

risk, including investment capital (comprised

of goodwill and other intangibles). Any

capital not directly attributable
to the CGUs is held within the Corporate

segment. The Bank’s capital oversight committees provide

oversight to the Bank’s capital allocation methodologies.
EMPLOYEE BENEFITS
The projected benefit obligation and expense

related to the Bank’s pension and post-retirement

defined benefit plans are determined using

multiple assumptions
that may significantly influence the value of

these amounts. Actuarial assumptions including

discount rates, compensation increases,

health care cost trend rates,
and mortality rates are management’s best estimates

and are reviewed annually with the Bank’s actuaries.

The Bank develops each assumption using

relevant
historical experience of the Bank in conjunction

with market-related data and considers

if the market-related data indicates

there is any prolonged or significant
impact on the assumptions. The discount

rate used to value the projected benefit

obligation is determined by reference

to market yields on high-quality corporate
bonds with terms matching the plans’ specific

cash flows. The other assumptions are also long-term

estimates. All assumptions are subject to

a degree of
uncertainty. Differences between actual experiences and the assumptions,

as well as changes in the assumptions

resulting from changes in future expectations,
result in remeasurement gains and losses

which are recognized in other comprehensive

income (OCI)

during the year and also impact expenses

in future periods.
INCOME TAXES

The Bank is subject to taxation in numerous

jurisdictions. There are many transactions

and calculations in the ordinary course

of business for which the ultimate
tax determination is uncertain. The Bank

maintains provisions for uncertain tax positions

that it believes appropriately reflect the risk of

tax positions under
discussion, audit, dispute, or appeal with

tax authorities, or which are otherwise

considered to involve uncertainty. These provisions are made using the Bank’s
best estimate of the amount expected to be paid

based on an assessment of all relevant

factors, which are reviewed at the end of

each reporting period. However,
it is possible that at some future date, changes

in these liabilities could result from audits by

the relevant taxing authorities.

Deferred tax assets are recognized only

when it is probable that sufficient taxable profit

will be available in future periods against

which deductible temporary
differences may be utilized. The amount of

the deferred tax asset recognized and considered

realizable could, however, be reduced if projected income is not
achieved due to various factors, such as

unfavourable business conditions. If projected

income is not expected to be achieved, the

Bank would decrease its
deferred tax assets to the amount that it believes

can be realized. The magnitude of the decrease

is significantly influenced by the Bank’s forecast

of future profit
generation, which determines the extent to

which it will be able to utilize the deferred

tax assets.
PROVISIONS
Provisions arise when there is some uncertainty

in the timing or amount of a loss in the

future. Provisions are based on the Bank’s best estimate

of all
expenditures required to settle its present obligations,

considering all relevant risks and uncertainties,

as well as, when material, the effect of

the time value of
money.
Many of the Bank’s provisions relate to various

legal and regulatory actions that the Bank

is involved in during the ordinary course

of business. Legal and
regulatory provisions require the involvement

of both the Bank’s management and legal counsel

when assessing the probability of a loss and estimating

any
monetary impact. Throughout the life of a provision,

the Bank’s management or legal counsel

may learn of additional information that may impact

its assessments
about the probability of loss or about the estimates

of amounts involved. Changes in these assessments

may lead to changes in the amount recorded

for
provisions. In addition, the actual costs of resolving

these claims may be substantially higher

or lower than the amounts recognized.

The Bank reviews its legal and
regulatory provisions on a case-by-case basis

after considering, among other factors, the

progress of each case, the Bank’s experience,

the experience of others
in similar cases, and the opinions and views of

legal counsel.
Certain of the Bank’s provisions relate to restructuring

initiatives initiated by the Bank. Restructuring

provisions require management’s best estimate,

including
forecasts of economic conditions. Throughout

the life of a provision, the Bank may become

aware of additional information that may impact

the assessment of
amounts to be incurred. Changes in these assessments

may lead to changes in the amount recorded

for restructuring provisions.
INSURANCE
The assumptions used in establishing the Bank’s

insurance contract liabilities are based on best

estimates of possible outcomes.
For property and casualty insurance

contracts, the ultimate cost of LIC is estimated

using a range of standard actuarial claims

projection techniques by the
appointed actuary in accordance with

Canadian accepted actuarial practices. Additional

qualitative judgment is used to assess

the extent to which past trends may
or may not apply in the future, in order to arrive

at the estimated ultimate claims cost

amounts that present the most likely outcome

taking into account all the
uncertainties involved.

For life and health insurance contracts, insurance

contract liabilities consider all future policy

cash flows, including premiums, claims, and

expenses required to
administer the policies. Critical assumptions

used in the measurement of life and health

insurance contract liabilities are determined

by the appointed actuary.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 107
Further information on insurance risk assumptions

is provided in Note 21 of the 2024 Consolidated

Financial Statements.
CONSOLIDATION OF STRUCTURED ENTITIES
Management judgment is required when

assessing whether the Bank should consolidate

an entity. For instance, it may not be feasible to determine if the Bank controls an entity solely through an assessment

of voting rights for certain structured entities.

In these cases, judgment is required

to establish whether the Bank
has decision-making power over the key

relevant activities of the entity and

whether the Bank has the ability to use that power

to absorb significant variable returns
from the entity. If it is determined that the Bank has both decision-making power and significant variable returns

from the entity, judgment is also used to determine
whether any such power is exercised by

the Bank as principal, on its own behalf,

or as agent, on behalf of another counterparty.
Assessing whether the Bank has decision-making

power includes understanding the purpose

and design of the entity in order to determine

its key economic
activities. In this context, an entity’s key economic

activities are those which predominantly

impact the economic performance of the

entity. When the Bank has the
current ability to direct the entity’s key economic

activities, it is considered to have decision-making

power over the entity.
The Bank also evaluates its exposure

to the variable returns of a structured entity in

order to determine if it absorbs a significant

proportion of the variable
returns the entity is designed to create. As part

of this evaluation, the Bank considers the purpose

and design of the entity in order to determine

whether it absorbs
variable returns from the structured entity

through its contractual holdings, which

may take the form of securities issued by

the entity, derivatives with the entity, or
other arrangements such as guarantees, liquidity

facilities, or lending commitments.
If the Bank has decision-making power over

the entity and absorbs significant variable returns

from the entity, it then determines if it is acting as principal

or
agent when exercising its decision-making power. Key factors considered include the scope of its decision-making

power; the rights of other parties involved

with
the entity, including any rights to remove the Bank as decision-maker or rights to participate in key decisions;

whether the rights of other parties are exercisable

in
practice; and the variable returns absorbed

by the Bank and by other parties involved

with the entity. When assessing consolidation, a presumption exists that the
Bank exercises decision-making power as principal

if it is also exposed to significant variable

returns, unless an analysis of the

factors above indicates otherwise.
The decisions above are made with reference

to the specific facts and circumstances relevant

for the structured entity and related transaction(s)

under
consideration.
REVENUE FROM CONTRACTS WITH

CUSTOMERS
The Bank applies judgment to determine

the timing of satisfaction of performance

obligations which affects the timing of revenue recognition,

by evaluating the
pattern in which the Bank transfers control

of services promised to the customer. A performance obligation is satisfied over time when the customer

simultaneously
receives and consumes the benefits as the

Bank performs the service. For performance

obligations satisfied over time, revenue is generally

recognized using the
time-elapsed method which is based on time

elapsed in proportion to the period over

which the service is provided, for example,

personal deposit account bundle
fees. The time-elapsed method is a faithful

depiction of the transfer of control

for these services as control is transferred

evenly to the customer when the Bank
provides a stand-ready service or effort is expended

evenly by the Bank to provide a service

over the contract period. In contracts

where the Bank has a right to
consideration from a customer in an amount

that corresponds directly with the value to the

customer of the Bank’s performance completed

to date, the Bank
recognizes revenue in the amount to which

it has a right to invoice.
The Bank satisfies a performance obligation

at a point in time if the customer obtains

control of the promised services at that

date. Determining when control is
transferred requires the use of judgment.

For transaction-based services, the Bank determines

that control is transferred to the customer

at a point in time when
the customer obtains substantially all of

the benefits from the service rendered

and the Bank has a present right to payment,

which generally coincides with the
moment the transaction is executed.
The Bank exercises judgment in determining

whether costs incurred in connection with acquiring

new revenue contracts would meet the requirement

to be
capitalized as incremental costs to obtain or

fulfil a contract with customers.

INTEREST RATE BENCHMARK REFORM PHASE 2
Effective November 1, 2020, the Bank was an early adopter

of the Interest Rate Benchmark Reform Phase

2 and no transitional adjustment was required.
Interest Rate Benchmark Reform Phase 2 addresses

issues affecting financial reporting when

changes are made to contractual cash

flows of financial
instruments or hedging relationships

as a result of IBOR reform. The amendments

permit modification to financial assets,

financial liabilities and lease
liabilities required as a direct consequence of IBOR

reform and made on an economically

equivalent basis to be accounted for by updating

the EIR
prospectively. If the modification does not meet the practical expedient requirements, existing IFRS requirements

are applied. Relief is also provided

for an
entity’s hedge accounting relationships in circumstances

where changes to hedged items and hedging

instruments arise as a result of IBOR reform.

The
amendments enable entities to reflect these

changes without discontinuing, or resulting in

a new formal designation of, the existing

hedging relationship. Permitted
changes include redefining the hedged risk

to reference an ARR (contractually or non-contractually

specified), amending the description of

the hedged item and
hedging instrument to reflect the ARR, and

amending the description of how the entity

will assess hedge effectiveness. Hedging relationships

within the scope of
Interest Rate Benchmark Reform Phase 2

are the same as those within the scope of

Interest Rate Benchmark Reform Phase 1.

Interest Rate Benchmark Reform
Phase 2 also amended IFRS 7, introducing expanded

qualitative and quantitative disclosures about

the risks arising from IBOR reform, how

an entity is managing
those risks, its progress in completing

the transition to ARRs, and how it is managing

the transition.
Interest rate benchmarks (such as the London

Interbank Offered Rate (LIBOR) and the Canadian

Dollar Offered Rate (CDOR)) have been reformed

and
replaced by ARRs. From June 30, 2023, all remaining

USD LIBOR settings (overnight, one-month,

three-month, six-month and twelve-month)

have either ceased
or were published only on a synthetic basis

for the use in legacy contracts that had no other

fallback solution. The remaining settings

of CDOR (one-month, two-
month, and three-month) ceased following

a final publication on June 28, 2024. The Bank’s

exposure to non-derivative financial assets,

non-derivative financial
liabilities, derivative notional amounts and off-balance

sheet commitments referencing CDOR is no

longer significant to its financial statements

as at
October 31, 2024 (October 31, 2023 – $17 billion,

$12 billion, $2,645 billion and $64 billion,

respectively).

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 108
ACCOUNTING STANDARDS AND

POLICIES
C
urrent and Future

Changes in Accounting

Policies
CURRENT CHANGES IN ACCOUNTING

POLICIES
The following new standard was adopted by

the Bank on November 1, 2023.
Insurance Contracts
The IASB issued IFRS 17 which replaced

the guidance in IFRS 4 and became effective

for annual reporting periods beginning on or

after January 1, 2023, which
was November 1, 2023 for the Bank. IFRS 17

establishes principles for recognition,

measurement, presentation and disclosure

of insurance contracts.
The Bank initially applied IFRS 17 on

November 1, 2023 and restated the comparative

period. The Bank transitioned by primarily

applying the full retrospective
approach which resulted in the measurement

of insurance contracts as if IFRS 17

had always applied to them. The following

table sets out adjustments to the
Bank’s insurance-related balances reported under

IFRS 4 as at October 31, 2022 used to derive

the insurance contract liabilities and reinsurance

contract assets
recognized by the Bank as at November

1, 2022 under IFRS 17.

(millions of Canadian dollars) Amount
Insurance-related liabilities $ 7,468
Other liabilities 131
Other assets (2,361)
Net insurance-related balances as at October

31, 2022
$ 5,238
Changes in actuarial assumptions, including

risk adjustment and discount factor

(192)
Recognition of losses on onerous contracts 113
Other adjustments (93)
Net insurance-related balances as at November

1, 2022
$ 5,066
Insurance contract liabilities $ 5,761
Reinsurance contract assets (695)
Net insurance-related balances as at November

1, 2022
$ 5,066
On November 1, 2022, IFRS 17 transition

adjustments resulted in a decrease

to the Bank’s deferred tax assets of $60 million

and an after-tax increase to retained
earnings of $112 million.

Upon the initial application of IFRS 17 on

November 1, 2023, the Bank applied transitional

guidance and reclassified certain securities

supporting insurance
operations to minimize accounting mismatches

arising from the application of the new discount

factor under IFRS 17. The transitional guidance

for such securities
is applicable for entities that previously used

IFRS 9 and was applied without a restatement

of comparatives. The reclassification resulted

in a decrease to retained
earnings and an increase in AOCI of $10

million.
FUTURE CHANGES IN ACCOUNTING

POLICIES
The following standard and amendments

have been issued but are not yet effective

on the date of issuance of the Bank’s Consolidated

Financial Statements.

Presentation and Disclosure in Financial

Statements
In April 2024, the IASB issued IFRS 18,
Presentation and Disclosure in Financial

Statements

(IFRS 18), which replaces the guidance

in IAS 1,
Presentation of
Financial Statements

and sets out requirements for presentation

and disclosure of information, focusing

on providing relevant information to users

of the financial
statements. IFRS 18 introduces changes

to the structure of the statement of profit

or loss, aggregation and disaggregation of

financial information, and
management-defined performance

measures to be disclosed in the notes to

the financial statements. It will be effective for the Bank’s annual period beginning
November 1, 2027. Early application is permitted.

The standard will be applied retrospectively

with restatement of comparatives.

The Bank is currently assessing
the impact of adopting this standard.
Amendments to the Classification and Measurement

of Financial Instruments
In May 2024, the IASB issued
Amendments to the Classification

and Measurement of Financial Instruments,
which amended IFRS 9 and IFRS 7 . The
amendments address matters identified during

the post-implementation review of the

classification and measurement requirements

of IFRS 9. The amendments
clarify how to assess the contractual

cash flow characteristics of financial assets

that include environmental, social, and governance

linked features and other
similar contingent features. The amendments

also clarify the treatment of non-recourse

assets and contractually linked instruments.

Furthermore, the amendments
clarify that a financial liability is derecognized

on the settlement date and provide an accounting

policy choice to derecognize a financial liability

settled using an
electronic payment system before the

settlement date if certain conditions are

met. Finally, the amendments introduce additional disclosure requirements for
financial instruments with contingent

features and equity instruments classified at

FVOCI.
The amendments will be effective for the Bank’s annual

period beginning November 1, 2026. Early

adoption is permitted, with an option to early

adopt the
amendments related to the classification

of financial assets and associated disclosures

only.

The Bank is required to apply the amendments

retrospectively, but is
not required to restate prior periods. The Bank

is currently assessing the impact of adopting

these amendments.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 109
ACCOUNTING STANDARDS AND POLICIES
Controls and Procedures
DISCLOSURE CONTROLS AND PROCEDURES
An evaluation was performed under the supervision

and with the participation of the Bank’s

management, including the Chief Executive

Officer and Chief Financial
Officer, of the effectiveness of the Bank’s disclosure controls and procedures,

as defined in the rules of the SEC and

Canadian Securities Administrators, as of
October 31, 2024. Based on that evaluation,

the Bank’s management, including the Chief Executive

Officer and Chief Financial Officer, concluded that the Bank’s disclosure controls and procedures were effective

as of October 31, 2024.
MANAGEMENT’S REPORT ON INTERNAL

CONTROL OVER FINANCIAL REPORTING
The Bank’s management is responsible for establishing

and maintaining adequate internal control

over financial reporting for the Bank.

The Bank’s internal control
over financial reporting includes those policies

and procedures that (1) pertain to the

maintenance of records, that, in reasonable

detail, accurately and fairly reflect
the transactions and dispositions of the assets

of the Bank; (2) provide reasonable assurance

that transactions are recorded as necessary

to permit preparation of
financial statements in accordance with

IFRS, and that receipts and expenditures

of the Bank are being made only in accordance

with authorizations of the Bank’s
management and directors; and (3) provide

reasonable assurance regarding prevention

or timely detection of unauthorized acquisition,

use, or disposition of the
Bank’s assets that could have a material effect on the

financial statements.

The Bank’s management has used the criteria established

in the 2013 Internal Control – Integrated

Framework issued by the Committee of

Sponsoring
Organizations of the Treadway Commission to assess,

with the participation of the Chief Executive

Officer and Chief Financial Officer, the effectiveness of the
Bank’s internal control over financial reporting.

Based on this assessment management

has concluded that as at October 31, 2024,

the Bank’s internal control over
financial reporting was effective based on the applicable

criteria. The effectiveness of the Bank’s internal control

over financial reporting has been audited by

the
independent auditors, Ernst & Young LLP, a registered public accounting firm that has also audited the Consolidated

Financial Statements of the Bank as of, and
for the year ended October 31, 2024. Their Report

on Internal Control over Financial Reporting

under Standards of the Public Company

Accounting Oversight
Board (United States),

included in the Report of Independent

Registered Public Accounting Firm - Internal

Control over Financial Reporting,

expresses an
unqualified opinion on the effectiveness of

the Bank’s internal control over financial reporting

as of October 31, 2024.
CHANGES IN INTERNAL CONTROL OVER

FINANCIAL REPORTING

During the year and quarter ended October 31,

2024, there have been no changes in

the Bank’s policies and procedures and other processes

that comprise its
internal control over financial reporting, that

have materially affected, or are reasonably likely

to materially affect, the Bank’s internal control over

financial reporting.
Refer to Note 2 and Note 3 of the Bank’s 2024

Consolidated Financial Statements for further

information regarding the Bank’s changes

to accounting policies,
procedures, and estimates.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 110
Additional Financial Information
Unless otherwise indicated, all amounts are

expressed in Canadian dollars and have

been primarily derived from the Bank’s 2024

Consolidated Financial
Statements,

prepared in accordance with IFRS as issued

by the IASB.

TABLE 59: SELECT ANNUAL

INFORMATION
1
(millions of Canadian dollars, except

as noted)
2024 2023 2022
Total revenue $ 57,223 $ 50,690 $ 49,032
Net income available to common shareholders 8,316 10,071 17,170
Basic earnings per share 4.73 5.53 9.48
Diluted earnings per share 4.72 5.52 9.47
Dividends declared per common share 4.08 3.84 3.56
Total Assets (billions of Canadian

dollars)
2,061.8 1,955.1 1,917.5
Deposits (billions of Canadian dollars) 1,268.7 1,198.2 1,230.0
1

For the year ended October 31, 2023, certain amounts have been restated for the adoption of IFRS 17. Refer to

Note 4 of the Bank’s 2024 Consolidated Financial Statements for further details.
TABLE 60: INVESTMENT PORTFOLIO

– Securities Maturity Schedule
1,2
(millions of Canadian dollars)
Remaining terms to maturities
3
Over 1 Over 3 Over 5 With no
Within year to years to years to Over 10

specific
1 year 3 years 5 years 10 years years maturity Total
October 31 October 31
2024 2023
Securities at fair value through other comprehensive income
Government and government-
related securities
Canadian government debt
Federal
Fair value $ 4,587 $ 1,070 $ 3,447 $ 8,651 $ 384 $ – $ 18,139 $ 18,210
Amortized cost 4,584 1,065 3,451 8,733 448 – 18,281 18,334
Yield 1.06% 1.16% 2.51% 2.98% 2.92% – % 2.30% 2.26%
Provinces
Fair value 2,807 2,376 6,346 9,609 132 – 21,270 19,940
Amortized cost 2,796 2,366 6,314 9,653 134 – 21,263 19,953
Yield 2.25% 2.56% 2.29% 2.92% 4.31% – % 2.61% 2.56%
U.S. federal government debt
Fair value 16,801 3,093 1,770 7,839 – – 29,503 4,676
Amortized cost 16,802 3,098 1,780 7,873 – – 29,553 4,738
Yield 4.33% 1.98% 3.74% 4.22% – % – % 4.02% 1.90%
U.S. states, municipalities, and agencies

Fair value 3,036 240 10 340 2,068 – 5,694 6,326
Amortized cost 3,035 244 10 340 2,189 – 5,818 6,522
Yield 0.01% 2.74% 4.09% 4.84% 4.68% – % 2.17% 2.30%
Other OECD government-guaranteed debt
Fair value 863 521 173 122 – – 1,679 1,498
Amortized cost 870 520 174 123 – – 1,687 1,521
Yield 0.97% 2.40% 2.70% 3.80% – % – % 1.80% 1.59%
Canadian mortgage-backed securities
Fair value 5 1,539 593 – – – 2,137 2,277
Amortized cost 5 1,533 587 – – – 2,125 2,313
Yield 4.55% 2.33% 2.68% – % – % – % 2.43% 3.25%
Other debt securities
Asset-backed securities
Fair value – – 38 94 1,252 – 1,384 4,114
Amortized cost – – 39 95 1,263 – 1,397 4,146
Yield – % – % 5.67% 6.09% 5.76% – % 5.78% 3.92%
Non-agency CMO
4
Fair value – – – – – – – –
Amortized cost – – – – – – – –
Yield – % – % – % – % – % – % – % – %
Corporate and other debt
Fair value 1,391 2,600 1,679 2,097 1,679 – 9,446 8,890
Amortized cost 1,391 2,595 1,675 2,082 1,675 1 9,419 8,945
Yield 2.31% 1.97% 3.29% 3.02% 4.88% – % 3.01% 3.76%
Equity securities
Common shares

Fair value – – – – – 3,914 3,914 3,170
Cost – – – – – 3,810 3,810 3,190
Yield – % – % – % – % – % 5.59% 5.59% 4.07%
Preferred shares
Fair value – – – – – 501 501 343
Cost – – – – – 632 632 567
Yield – % – % – % – % – % 3.82% 3.82% 3.02%
Total securities at fair value through other comprehensive
income
Fair value $ 29,490 $ 11,439 $ 14,056 $ 28,752 $ 5,515 $ 4,415 $ 93,667 $ 69,444
Amortized cost 29,483 11,421 14,030 28,899 5,709 4,443 93,985 70,229
Yield 2.98% 2.10% 2.68% 3.34% 4.83% 5.34% 3.16% 2.72%
1
Yields represent the weighted-average yield of each security owned at the end of the period. The effective yield includes the contractual interest or stated dividend rate and is adjusted for the amortization of premiums and discounts; the effect of related hedging activities is excluded.
2
There were no securities from a single issuer where the book value was greater than 10% as at October

31, 2024 and October 31, 2023.
3
Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.
4
Collateralized mortgage obligation.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 111
TABLE 60: INVESTMENT PORTFOLIO

– Securities Maturity Schedule
(continued)
1,2
(millions of Canadian dollars)
Remaining terms to maturities
3
Over 1 Over 3 Over 5 With no
Within year to years to years to Over 10

specific
1 year 3 years 5 years 10 years years maturity Total
October 31 October 31
2024 2023
Debt securities at amortized cost
Government and government-related
securities
Canadian government debt
Federal
Fair value $ 1,856 $ 12,336 $ 5,243 $ 2,077 $ 1,313 $ – $ 22,825 $ 24,898
Amortized cost 1,858 12,431 5,222 2,095 1,385 – 22,991 25,344
Yield 1.49% 2.04% 2.56% 2.80% 4.83% – % 2.35% 3.07%
Provinces
Fair value 1,581 2,472 5,169 9,292 – – 18,514 17,291
Amortized cost 1,587 2,496 5,192 9,339 – – 18,614 17,474
Yield 1.17% 2.00% 2.74% 3.07% – % – % 2.67% 2.28%
U.S. federal government and agencies debt
Fair value 852 12,636 22,464 – 13,329 – 49,281 65,386
Amortized cost 928 13,370 23,560 – 13,468 – 51,326 68,413
Yield 2.62% 0.66% 1.35% – % 2.14% – % 1.40% 1.19%
U.S. states, municipalities, and agencies

Fair value 2,628 5,490 4,485 27,113 30,531 – 70,247 73,604
Amortized cost 2,637 5,658 4,597 28,363 31,518 – 72,773 77,804
Yield 2.70% 1.96% 2.89% 1.84% 5.38% – % 3.48% 3.67%
Other OECD government-guaranteed debt
Fair value 12,027 18,015 7,946 2,921 – – 40,909 39,781
Amortized cost 11,134 18,391 7,133 2,736 – – 39,394 41,269
Yield 1.02% 1.15% 3.14% 3.04% – % – % 1.61% 1.36%
Other debt securities
Asset-backed securities
Fair value 49 6,606 3,697 6,658 12,412 – 29,422 38,619
Amortized cost 49 6,653 3,821 6,734 12,451 – 29,708 39,888
Yield 6.61% 2.57% 2.57% 4.85% 5.71% – % 4.41% 4.30%
Non-agency CMO
Fair value – – – 206 14,668 – 14,874 15,779
Amortized cost – – – 209 15,153 – 15,362 16,791
Yield – % – % – % 2.97% 3.02% – % 3.02% 3.01%
Canadian issuers
Fair value 308 2,801 393 1,118 – – 4,620 4,341
Amortized cost 309 2,899 392 1,122 – – 4,722 4,552
Yield 3.85% 1.94% 2.68% 1.81% – % – % 2.10% 2.28%
Other issuers

Fair value 2,329 5,745 5,510 1,900 – – 15,484 15,511
Amortized cost 2,547 6,099 6,044 2,035 – – 16,725 16,481
Yield 2.15% 2.32% 2.23% 3.02% – % – % 2.71% 2.80%
Total debt securities at amortized cost
Fair value $ 21,630 $ 66,101 $ 54,907 $ 51,285 $ 72,253 $ – $ 266,176 $ 295,210
Amortized cost 21,049 67,997 55,961 52,633 73,975 – 271,615 308,016
Yield 1.55% 1.59% 2.24% 2.59% 4.35% – % 2.67% 2.66%
1
Yields represent the weighted-average yield of each security owned at the end of the period. The effective yield includes the contractual interest or stated

dividend rate and is adjusted for the amortization of premiums and discounts; the effect of related hedging activities is excluded.
2
There were no securities from a single issuer where the book value was greater than 10% as at

October 31, 2024 and October 31, 2023.
3
Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 112
TABLE 61: LOAN PORTFOLIO – Maturity Schedule
(millions of Canadian dollars)

As at
Remaining term-to-maturity
Within 1

Over 1 to 5 Over 5 years Over

year

years to 15 years 15 years Total
October 31 October 31
2024 2023
Canada

Residential mortgages $ 51,833 $ 218,132 $ 3,097 $ 7 $ 273,069 $ 263,733
Consumer instalment and other personal

HELOC 56,781

66,195

60

– 123,036 117,618

Indirect auto 837

14,958

14,042

– 29,837 28,786

Other 18,186

631

1,068

– 19,885 18,587
Credit card 20,510

–

–

– 20,510 18,815
Total personal 148,147

299,916

18,267

7 466,337 447,539
Real estate

Residential 14,500

11,220

2,152

2 27,874 27,784

Non-residential 13,813

9,841

2,308

– 25,962 24,849
Total real estate 28,313

21,061

4,460

2 53,836 52,633
Total business and government

(including real estate) 102,619 54,112 7,187 40 163,958 156,217
Total loans – Canada 250,766

354,028

25,454

47 630,295 603,756
United States

Residential mortgages 748

494

1,922

55,416 58,580 56,548
Consumer instalment and other personal

HELOC 8,938

82

782

1,723 11,525 10,585
Indirect auto 502

24,750

17,729

– 42,981 41,051
Other 232

864

5

(2) 1,099 901
Credit card 20,123

–

–

– 20,123 19,839
Total personal 30,543

26,190

20,438

57,137 134,308 128,924
Real estate

Residential 2,872

6,853

3,604

398 13,727 11,958

Non-residential 5,813

16,567

4,919

853 28,152 28,537
Total real estate 8,685

23,420

8,523

1,251 41,879 40,495
Total business and government

(including real estate) 47,985 89,120 38,408 7,594 183,107 178,259
Total loans – United States 78,528

115,310

58,846

64,731 317,415 307,183
Other International

Personal 25

–

–

– 25 19
Business and government 6,878

2,151

1,109

– 10,138 10,024
Total loans – Other international 6,903

2,151

1,109

– 10,163 10,043
Other loans
Debt securities classified as loans –

–

–

– – –
Acquired credit-impaired loans –

–

–

– – 91
Total other loans – – – – – 91
Total loans $ 336,197 $ 471,489 $ 85,409 $ 64,778 $ 957,873 $ 921,073
TABLE 62: LOAN PORTFOLIO – Rate Sensitivity
(millions of Canadian dollars) As at
October 31, 2024 October 31, 2023
Over 1 to
Over 5 to

Over Over 1 to Over 5 to Over
5 years 15 years 15 years 5 years 15 years 15 years
Fixed rate $ 302,548 $ 68,990 $ 44,741 $ 290,973 $ 69,964 $ 44,764
Variable rate 168,941 16,419 20,037 185,130 18,607 17,663
Total $ 471,489 $ 85,409 $ 64,778 $ 476,103 $ 88,571 $ 62,427

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 113
TABLE 63: ALLOWANCE FOR LOAN LOSSES
(millions of Canadian dollars, except as noted)

2024

2023
Allowance for loan losses – Balance at beginning of year $ 7,136 $ 6,432
Provision for credit losses 4,253 2,933
Write-offs
Canada

Residential mortgages 5 6
Consumer instalment and other personal

HELOC

8 5

Indirect Auto

437 293

Other

281 225
Credit card

587 457
Total personal

1,318 986
Real estate

Residential

3 2

Non-residential

4 1
Total real estate

7 3
Total business and government (including real estate)

264 128
Total Canada

1,582 1,114
United States

Residential mortgages

3 4
Consumer instalment and other personal

HELOC

3 5

Indirect Auto

501 325

Other

266 251
Credit card

1,293 968
Total personal

2,066 1,553
Real estate

Residential

8 2

Non-residential

100 61
Total real estate

108 63
Total business and government (including real estate)

336 179
Total United States

2,402 1,732
Other International

Personal

– –
Business and government

– –
Total other international

– –
Other loans
Debt securities classified as loans

– –
Acquired credit-impaired loans
1,2

– –
Total other loans

– –
Total write-offs against portfolio 3,984 2,846
Recoveries
Canada
Residential mortgages – –
Consumer instalment and other personal

HELOC 1 2

Indirect Auto 77 82

Other 47 45
Credit card 107 95
Total personal 232 224
Real estate

Residential – –

Non-residential – –
Total real estate – –
Total business and government (including real estate) 23 19
Total Canada 255 243
United States
Residential mortgages 1 3
Consumer instalment and other personal

HELOC 3 4

Indirect Auto 163 134

Other 32 31
Credit card 212 193
Total personal 411 365
Real estate

Residential 2 1

Non-residential 14 1
Total real estate 16 2
Total business and government (including real estate) 41 26
Total United States 452 391
Other International
Personal – –
Business and government – –
Total other international – –
Other loans
Debt securities classified as loans – –
Acquired credit-impaired loans
1,2
– 1
Total other loans – 1
Total recoveries on portfolio 707 635
Net write-offs (3,277) (2,211)
Disposals (39) –
Foreign exchange and other adjustments 15 100
Total allowance for loan losses, including off-balance sheet positions 8,088 7,254
Less: Change in allowance for off-balance sheet positions
3
(6) 118
Total allowance for loan losses, at end of period
$ 8,094 $ 7,136
Ratio of net write-offs in the period to average loans outstanding
0.35% 0.25%
1
Includes all FDIC covered loans and other ACI loans.
2
Other adjustments are required as a result of the accounting for FDIC covered loans.
3
The allowance for loan losses for off-balance sheet positions is recorded in Other liabilities on the Consolidated

Balance Sheet.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 114
TABLE 64: AVERAGE DEPOSITS
(millions of Canadian dollars, except as noted) For the years ended
October 31, 2024 October 31, 2023
Total Total
Average interest Average Average interest Average
balance expense rate paid balance expense rate paid
Deposits booked in Canada
1
Non-interest-bearing demand deposits $ 18,246 $ – – % $ 21,354 $ – – %
Interest-bearing demand deposits 87,264 7,291 8.36 84,808 4,231 4.99
Notice deposits 312,014 1,595 0.51 320,061 2,325 0.73
Term deposits 383,720 16,730 4.36 335,069 14,049 4.19
Total deposits booked in Canada 801,244 25,616 3.20 761,292 20,605 2.71
Deposits booked in the United States
Non-interest-bearing demand deposits 11,233 – – 12,611 – –
Interest-bearing demand deposits 34,784 1,377 3.96 27,067 953 3.52
Notice deposits 363,171 8,780 2.42 406,534 7,869 1.94
Term deposits 131,054 6,985 5.33 119,670 5,760 4.81
Total deposits booked in the United States 540,242 17,142 3.17 565,882 14,582 2.58
Deposits booked in the other international
Non-interest-bearing demand deposits 5 – – 24 – –
Interest-bearing demand deposits 1,532 81 5.29 32 3 9.38
Notice deposits – – – – – –
Term deposits 79,611 4,021 5.05 79,229 3,161 3.99
Total deposits booked in other international 81,148 4,102 5.05 79,285 3,164 3.99
Total average deposits $ 1,422,634 $ 46,860 3.29% $ 1,406,459 $ 38,351 2.73%
1

As at October 31, 2024, deposits by foreign depositors in TD’s Canadian bank offices amounted to $218 billion (October 31, 2023 – $187 billion).

TABLE 65: DEPOSITS – Denominations of $100,000

or greater
1
(millions of Canadian dollars) As at
Remaining term-to-maturity
Within 3 3 months to 6 months to Over 12
months 6 months 12 months months Total
October 31, 2024
Canada $ 87,189 $ 39,584 $ 68,581 $ 162,097 $ 357,451
United States
2
41,824 33,614 27,596 3,336 106,370
Other international 36,401 9,911 35,960 258 82,530
Total $ 165,414 $ 83,109 $ 132,137 $ 165,691 $ 546,351
October 31, 2023
Canada $ 72,295 $ 37,289 $ 51,887 $ 148,244 $ 309,715
United States
2
48,481 24,335 36,868 3,939 113,623
Other international 32,895 18,287 37,304 142 88,628
Total $ 153,671 $ 79,911 $ 126,059 $ 152,325 $ 511,966
1

Deposits in Canada, U.S., and Other international include wholesale and retail deposits.
2

Includes deposits based on denominations of US$250,000 or greater of $36.9 billion in ‘within 3 months’, $30.5 billion in ‘over 3 months to 6 months’, $30.0 billion in ‘over 6 months to
12 months’, and $3.2 billion in ‘over 12 months’ (October 31, 2023 – $44.9 billion in ‘within 3 months’, $21.2 billion in ‘over 3 months to 6 months’, $34.8 billion in ‘over 6 months to
12 months’, $3.3 billion in ‘over 12 months’).

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 115
TABLE 66: NET INTEREST INCOME ON

AVERAGE INTEREST-EARNING BALANCES
1,2
(millions of Canadian dollars, except as noted) 2024 2023
Average Average Average Average
balance Interest
3
rate balance Interest
3
rate
Interest-earning assets
Interest-bearing deposits with Banks
Canada $ 29,251 $ 1,833 6.27% $ 40,932 $ 2,417 5.90%
U.S. 72,331 3,446 4.76 58,220 2,433 4.18
Securities

Trading

Canada 77,792 3,110 4.00 79,415 3,209 4.04
U.S. 26,410 999 3.78 24,377 1,006 4.13
Non-trading

Canada 117,514 6,067 5.16 109,955 5,452 4.96
U.S. 226,820 10,293 4.54 268,597 9,988 3.72
Securities purchased under reverse

repurchase agreements

Canada 86,905 4,253 4.89 84,646 3,869 4.57
U.S. 74,237 4,837 6.52 61,839 3,630 5.87
Loans

Residential mortgages
4

Canada 287,609 12,772 4.44 266,016 10,882 4.09
U.S. 56,771 2,203 3.88 51,329 1,802 3.51
Consumer instalment and other personal

Canada 165,582 8,377 5.06 158,980 6,244 3.93
U.S. 52,340 3,243 6.20 47,692 2,405 5.04
Credit card

Canada 20,581 2,712 13.18 18,683 2,393 12.81
U.S. 18,953 3,652 19.27 18,226 3,384 18.57
Business and government
4

Canada 173,410 10,364 5.98 151,034 8,152 5.40
U.S. 163,744 10,097 6.17 156,970 8,985 5.72
International
5
124,093 5,131 4.13 121,324 4,423 3.65
Total interest-earning assets
6
1,774,343 93,389 5.26 1,718,235 80,674 4.70

Interest-bearing liabilities

Deposits

Personal
7

Canada 328,798 7,124 2.17 314,227 4,852 1.54
U.S. 264,636 7,647 2.89 283,287 6,335 2.24
Banks
8,9

Canada 20,121 1,078 5.36 19,939 1,098 5.51
U.S. 24,319 908 3.73 25,486 942 3.70
Business and government
8,9

Canada 394,345 17,414 4.42 360,857 14,655 4.06
U.S. 179,530 8,587 4.78 175,719 7,305 4.16
Subordinated notes and debentures 10,417 436 4.19 11,112 436 3.92
Obligations related to securities sold short

and under repurchase agreements

Canada 77,529 3,596 4.64 83,935 3,662 4.36
U.S. 109,960 7,015 6.38 78,421 4,408 5.62
Securitization liabilities
10
30,503 1,002 3.28 27,629 915 3.31
Other liabilities

Canada 4,092 156 3.81 3,796 126 3.32
U.S. 20,321 1,137 5.60 17,162 817 4.76
International
8,9
135,392 6,817 5.04 127,126 5,179 4.07
Total interest-bearing liabilities
6
1,599,963 62,917 3.93 1,528,696 50,730 3.32
Total interest-earning assets, net interest

income, and net interest margin $ 1,774,343 $ 30,472 1.72% $ 1,718,235 $ 29,944 1.74%
Add: non-interest earning assets 201,032 – – 203,948 – –
Total assets, net interest income and

margin $ 1,975,375 $ 30,472 1.54% $ 1,922,183 $ 29,944 1.56%
1

Net interest income includes dividends on securities.
2

Geographic classification of assets and liabilities is based on the domicile of the booking point of assets and liabilities.
3
Interest income includes loan fees earned by the Bank, which are recognized in net interest income over the life of the loan through the effective interest rate method (EIRM).
4

Includes average trading loans of $20 billion (2023 – $15 billion).
5
Comprised of interest-bearing deposits with Banks, securities, securities purchased under reverse repurchase agreements, and business and government loans.
6
Average interest-earning assets and average interest-bearing liabilities are non-GAAP financial measures that depict the Bank’s financial position, and are calculated using daily balances. For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non

-GAAP and Other Financial Measures” in the “Financial Results Overview”
section of this document.
7
Includes charges incurred on the Schwab IDA Agreement of $0.9 billion (2023 – $0.9 billion).
8

Includes average trading deposits with a fair value of $31 billion (2023 – $26 billion).
9
Includes average deposit designated at FVTPL of $188 billion (2023 – $188 billion).
10
Includes average securitization liabilities at fair value of $18 billion (2023

– $13 billion) and average securitization liabilities at amortized cost of $13 billion (2023 – $14 billion).

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 116
The following table presents an analysis of the

change in net interest income due to volume

and interest rate changes. In this analysis,

changes due to
volume/interest rate variance have been

allocated to average interest rate.

TABLE 67: ANALYSIS OF CHANGE

IN NET INTEREST INCOME
1,2
(millions of Canadian dollars)
2024 vs. 2023
Increase (decrease) due to changes in
Average volume Average rate Net change
Interest-earning assets
Interest-bearing deposits with banks
Canada $ (690) $ 106 $ (584)
U.S. 590 423 1,013
Securities

Trading

Canada (66) (33) (99)
U.S. 84 (91) (7)
Non-trading

Canada 375 240 615
U.S. (1,553) 1,858 305
Securities purchased under reverse

repurchase agreements

Canada 103 281 384
U.S. 728 479 1,207
Loans

Residential mortgages

Canada 883 1,007 1,890
U.S. 191 210 401
Consumer instalment and other personal

Canada 259 1,874 2,133
U.S. 234 604 838
Credit card

Canada 243 76 319
U.S. 135 133 268
Business and government

Canada 1,208 1,004 2,212
U.S. 388 724 1,112
International 30 678 708
Total interest income 3,142 9,573 12,715

Interest-bearing liabilities

Deposits

Personal

Canada 225 2,047 2,272
U.S. (418) 1,730 1,312
Banks

Canada 10 (30) (20)
U.S. (43) 9 (34)
Business and government

Canada 1,360 1,399 2,759
U.S. 158 1,124 1,282
Subordinated notes and debentures (27) 27 –
Obligations related to securities sold

short and under repurchase agreements

Canada (280) 214 (66)
U.S. 1,773 834 2,607
Securitization liabilities 95 (8) 87
Other liabilities

Canada 10 20 30
U.S. 150 170 320
International 362 1,276 1,638
Total interest expense 3,375 8,812 12,187
Net interest income $ (233) $ 761 $ 528
1
Geographic classification of assets and liabilities is based on the domicile of the booking point of assets and liabilities.
2

Interest income includes loan fees earned by the Bank, which are recognized in net interest income over the life of the loan through the EIRM.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 117
GLOSSARY
Financial and Banking Terms
Adjusted Results:

Non-GAAP financial measures

used to assess each of the
Bank’s businesses and to measure the Bank’s overall

performance. To arrive at
adjusted results, the Bank adjusts for “items

of note”, from reported results. The
items of note relate to items which management

does not believe are indicative
of underlying business performance.
Allowance for Credit Losses:

Represent expected credit losses (ECLs)

on
financial assets, including any off-balance sheet

exposures, at the balance
sheet date. Allowance for credit losses consists

of Stage 3 allowance for
impaired financial assets and Stage 2 and

Stage 1 allowance for performing
financial assets and off-balance sheet instruments.

The allowance is increased
by the provision for credit losses,

decreased by write-offs net of recoveries and
disposals,

and impacted by foreign exchange.
Amortized Cost:

The amount at which a financial asset or

financial liability is
measured at initial recognition minus principal

repayments, plus or minus the
cumulative amortization, using EIRM, of any

differences between the initial
amount and the maturity amount, and

minus any reduction for impairment.

Assets under Administration (AUA):

Assets that are beneficially owned by
customers where the Bank provides services

of an administrative nature, such
as the collection of investment income and

the placing of trades on behalf of the
clients (where the client has made his or

her own investment selection). The
majority of these assets are not reported on

the Bank’s Consolidated Balance
Sheet.
Assets under Management (AUM):

Assets that are beneficially owned by
customers, managed by the Bank, where

the Bank has discretion to make
investment selections on behalf of the

client (in accordance with an investment
policy). In addition to the TD family of mutual

funds, the Bank manages assets
on behalf of individuals, pension funds, corporations,

institutions, endowments
and foundations. These assets are not reported

on the Bank’s Consolidated
Balance Sheet. Some assets under management

that are also administered by
the Bank are included in assets under administration.
Asset-Backed Commercial Paper (ABCP):

A form of commercial paper that is
collateralized by other financial assets.

Institutional investors usually purchase
such instruments in order to diversify their assets

and generate short-term
gains.
Asset-Backed Securities (ABS):

A security whose value and income
payments are derived from and collateralized

(or “backed”) by a specified pool
of underlying assets.
Average Common Equity:
Average common equity for the business

segments
reflects the average allocated capital. The

Bank’s methodology for allocating
capital to its business segments is largely aligned

with the common equity
capital requirements under Basel III.
Average Interest-Earning Assets:

A non-GAAP financial measure that depicts
the Bank’s financial position, and is calculated

as the average carrying value of
deposits with banks, loans and securities based

on daily balances for the period
ending October 31 in each fiscal year.
Basic Earnings per Share (EPS) : A performance measure calculated by dividing net income attributable to common

shareholders by the weighted
average number of common shares outstanding

for the period. Adjusted basic
EPS is calculated in the same manner using

adjusted net income.
Basis Points

(bps):

A unit equal to 1/100 of 1%. Thus, a 1%

change is equal to
100 basis points.

Book Value per Share:

A measure calculated by dividing common
shareholders’

equity by number of common shares at the

end of the period.

Carrying Value:

The value at which an asset or liability

is carried at on the
Consolidated Balance Sheet.
Catastrophe Claims:

Insurance claims that relate to any single

event that
occurred in the period, for which the aggregate

insurance claims are equal to
or greater than an internal threshold of $5

million before reinsurance. The
Bank’s internal threshold may change from time

to time.
Collateralized Mortgage Obligation (CMO):

They are collateralized debt
obligations consisting of mortgage-backed

securities that are separated and
issued as different classes of mortgage pass-through

securities with different
terms, interest rates, and risks. CMOs by private

issuers are collectively
referred to as non-agency CMOs.
Common Equity Tier 1 (CET1) Capital: This is a primary Basel III capital measure comprised mainly of common equity, retained earnings and qualifying
non-controlling interest in subsidiaries. Regulatory

deductions made to arrive
at the CET1 Capital include goodwill

and intangibles, unconsolidated
investments in banking, financial, and insurance

entities, deferred tax assets,
defined benefit pension fund assets, and

shortfalls in allowances.
Common Equity Tier 1 (CET1) Capital Ratio: CET1 Capital ratio represents the predominant measure of capital adequacy

under Basel III
and equals CET1 Capital divided by RWA.
Compound Annual Growth Rate (CAGR):

A measure of growth over multiple
time periods from the initial investment value

to the ending investment value
assuming that the investment has been compounding

over the time period.
Credit Valuation Adjustment (CVA): CVA represents a capital charge that measures credit risk due to default of derivative

counterparties. This charge
requires banks to capitalize for the potential

changes in counterparty credit
spread for the derivative portfolios.
Diluted EPS
: A performance measure calculated by dividing

net income
attributable to common shareholders by the

weighted average number of
common shares outstanding adjusting

for the effect of all potentially dilutive
common shares. Adjusted diluted EPS is

calculated in the same manner using
adjusted net income.
Dividend Payout Ratio
: A ratio represents the percentage of

Bank’s earnings
being paid to common shareholders in

the form of dividends and is calculated
by dividing common dividends by net income

available to common
shareholders. Adjusted dividend payout ratio

is calculated in the same manner
using adjusted net income.
Dividend Yield:

A ratio calculated as the dividend per

common share for the
year divided by the daily average closing

stock price during the year.
Effective Income Tax Rate:
A rate and performance indicator calculated

by
dividing the provision for income taxes as a percentage

of net income before
taxes. Adjusted effective income tax rate is calculated

in the same manner
using adjusted results.
Effective Interest Rate (EIR):

The rate that discounts expected future cash
flows for the expected life of the financial instrument

to its carrying value. The
calculation takes into account the contractual

interest rate, along with any fees
or incremental costs that are directly

attributable to the instrument and all other
premiums or discounts.
Effective Interest Rate Method (EIRM):

A technique for calculating the actual
interest rate in a period based on the amount

of a financial instrument’s book
value at the beginning of the accounting period.

Under EIRM,

the effective
interest rate, which is a key component of

the calculation, discounts the
expected future cash inflows and outflows expected

over the life of a financial
instrument.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 118
Efficiency Ratio:

The efficiency ratio measures operating efficiency and

is
calculated by taking the non-interest expenses

as a percentage of total revenue.
A lower ratio indicates a more efficient business

operation. Adjusted efficiency
ratio is calculated in the same manner using

adjusted non-interest expenses
and total revenue.
Enhanced Disclosure Task Force (EDTF): Established by the Financial
Stability Board in May 2012, comprised of

banks, analysts, investors, and
auditors, with the goal of enhancing the risk

disclosures of banks and other
financial institutions.
Expected Credit Losses (ECLs): ECLs are the probability-weighted present value of expected cash shortfalls over

the remaining expected life of the
financial instrument and considers reasonable

and supportable information
about past events, current conditions, and forecasts

of future events and
economic conditions that impact the Bank’s

credit risk assessment.
Fair Value:

The price that would be received to sell an

asset or paid to transfer
a liability in an orderly transaction between

market participants at the
measurement date, under current market

conditions.
Fair value through other comprehensive

income (FVOCI):
Under IFRS 9, if
the asset passes the contractual cash

flows test (named SPPI), the business
model assessment determines how the instrument

is classified. If the instrument
is being held to collect contractual cash flows,

that is, if it is not expected to be
sold, it is measured as amortized cost. If the

business model for the instrument
is to both collect contractual cash flows and

potentially sell the asset, it is
measured at FVOCI.
Fair value through profit or loss (FVTPL): Under IFRS 9, the classification is dependent on two tests, a contractual

cash flow test (named SPPI) and a
business model assessment. Unless the

asset meets the requirements of both
tests, it is measured at fair value with all

changes in fair value reported in profit
or loss.
Federal Deposit Insurance Corporation

(FDIC):
A U.S. government
corporation which provides deposit insurance

guaranteeing the safety of a
depositor’s accounts in member banks.

The FDIC also examines and
supervises certain financial institutions for

safety and soundness, performs
certain consumer-protection functions, and

manages banks in receiverships
(failed banks).
Forward Contracts:

Over-the-counter contracts between two parties

that oblige
one party to the contract to buy and the other

party to sell an asset for a fixed
price at a future date.
Futures:

Exchange-traded contracts to buy or

sell a security at a predetermined
price on a specified future date.
Hedging:

A risk management technique intended

to mitigate the Bank’s
exposure to fluctuations in interest rates,

foreign currency exchange rates, or
other market factors. The elimination or

reduction of such exposure is
accomplished by engaging in capital markets

activities to establish offsetting
positions.
Impaired Loans:

Loans where, in management’s opinion,

there has been a
deterioration of credit quality to the extent

that the Bank no longer has
reasonable assurance as to the timely collection

of the full amount of principal
and interest.
Loss Given Default (LGD):

It is the amount of the loss the Bank

would likely
incur when a borrower defaults on a loan,

which is expressed as a percentage
of exposure at default.
Mark-to-Market (MTM):

A valuation that reflects current market rates

as at the
balance sheet date for financial instruments

that are carried at fair value.
Master Netting Agreements:

Legal agreements between two parties

that have
multiple derivative contracts with each other

that provide for the net settlement
of all contracts through a single payment, in

a single currency, in the event of
default or termination of any one contract.
Net Corporate Expenses:
Non-interest expenses related to corporate

service
and control groups which are not allocated to a

business segment.

Net Interest Margin:

A non-GAAP ratio calculated as net interest

income as a
percentage of average interest-earning assets

to measure performance. This
metric is an indicator of the profitability of

the Bank’s earning assets less the
cost of funding. Adjusted net interest

margin is calculated in the same manner
using adjusted net interest income.
Non-Viability Contingent Capital (NVCC): Instruments (preferred shares and subordinated debt) that contain a feature or

a provision that allows the financial
institution to either permanently convert these

instruments into common shares
or fully write-down the instrument, in the event

that the institution is no longer
viable.
Notional:

A reference amount on which payments

for derivative financial
instruments are based.
Office of the Superintendent of Financial

Institutions Canada (OSFI):
The
regulator of Canadian federally chartered

financial institutions and federally
administered pension plans.
Options:

Contracts in which the writer of the option grants

the buyer the future
right, but not the obligation, to buy or to sell a

security, exchange rate, interest
rate, or other financial instrument or commodity

at a predetermined price at or
by a specified future date.
Price-Earnings Ratio
: A ratio calculated by dividing the closing

share price by
EPS based on a trailing four quarters to indicate

market performance.

Adjusted
price-earnings ratio is calculated in the

same manner using adjusted EPS.

Probability of Default (PD):

It is the likelihood that a borrower will not

be able
to meet its scheduled repayments.
Provision for Credit Losses (PCL):

Amount added to the allowance for credit
losses to bring it to a level that management

considers adequate to reflect
expected credit-related losses on its

portfolio.
Return on Common Equity (ROE):

The consolidated Bank ROE is calculated
as net income available to common shareholders

as a percentage of average
common shareholders’

equity,

utilized in assessing the Bank’s use of equity.
ROE for the business segments is calculated

as the segment net income
attributable to common shareholders as a percentage

of average allocated
capital. Adjusted ROE is calculated in

the same manner using adjusted net
income.

Return on Risk-weighted Assets: Net income available to common shareholders as a percentage of average risk-weighted

assets.
Return on Tangible Common Equity (ROTCE):

A non-GAAP financial
measure calculated as reported net income

available to common shareholders
after adjusting for the after-tax amortization

of acquired intangibles,

which are
treated as an item of note, as a percentage of average

Tangible common
equity. Adjusted ROTCE is calculated in the same manner using adjusted net
income.

Both measures can be utilized in assessing

the Bank’s use of equity.
Risk-Weighted Assets (RWA): Assets calculated by applying a regulatory risk-weight factor to on and off-balance sheet

exposures. The risk-weight
factors are established by the OSFI to

convert on and off-balance sheet
exposures to a comparable risk level.
Securitization:

The process by which financial assets,

mainly loans, are
transferred to structures,

which normally issue a series of asset-backed
securities to investors to fund the purchase

of loans.
Solely Payments of Principal and Interest

(SPPI):

Contractual cash flows of
a financial asset that are consistent with a

basic lending arrangement.
Swaps:

Contracts that involve the exchange of fixed

and floating interest rate
payment obligations and currencies on a notional

principal for a specified
period of time.

TD BANK GROUP • 2024 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS Page 119
Tangible common equity (TCE):

A non-GAAP financial measure calculated

as
common shareholders’ equity less goodwill,

imputed goodwill, and intangibles
on an investment in Schwab and TD

Ameritrade and other acquired intangible
assets, net of related deferred tax liabilities.

It can be utilized in assessing the
Bank’s use of equity.
Taxable Equivalent Basis (TEB):

A calculation method (not defined in GAAP)
that increases revenues and the provision

for income taxes on certain tax-
exempt securities to an equivalent before-tax

basis to facilitate comparison of
net interest income from both taxable and

tax-exempt sources.
Tier 1 Capital Ratio:

Tier 1 Capital represents the more permanent

forms of
capital, consisting primarily of common

shareholders’

equity, retained earnings,
preferred shares and innovative instruments.

Tier 1 Capital ratio is calculated as
Tier 1 Capital divided by RWA.
Total Capital Ratio:

Total Capital is defined as the total of net Tier 1 and Tier 2
Capital. Total Capital ratio is calculated as Total Capital divided by RWA.
Total Shareholder Return (TSR):

The total return earned on an investment

in
TD’s common shares. The return measures the

change in shareholder value,
assuming dividends paid are reinvested in

additional shares.
Trading-Related Revenue:

A non-GAAP financial measure that is

the total of
trading income (loss), net interest income on

trading positions, and income from
financial instruments designated at FVTPL

that are managed within a trading
portfolio. Trading-related revenue (TEB) in the Wholesale

Banking segment is
also a non-GAAP financial measure and is

calculated in the same manner,
including TEB adjustments. Both are used

for measuring trading performance.
Value-at-Risk (VaR):

A metric used to monitor and control overall

risk levels
and to calculate the regulatory capital required

for market risk in trading
activities. VaR measures the adverse impact that potential changes in market
rates and prices could have on the value

of a portfolio over a specified period of
time.